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As filed with the Securities and Exchange Commission on November 19, 2004

Registration No. 333-118427

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
To
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOUNDATION COAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	1221 (Primary Standard Industrial Classification Code Number)	42-1638663 (I.R.S. Employer Identification No.)

999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
(410) 689-7600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Greg A. Walker, Esq.
General Counsel
Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
(410) 689-7600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	William M. Hartnett, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005-1702 (212) 701-3000	James L. Palenchar, Esq. Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop Street, Suite 800 Denver, Colorado 80202 (303) 592-3100

        If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	27,151,500 shares	$19.00	$515,878,500	$65,361.81

(1)
Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee under Rule 457(a) of the Securities Act of 1933, as amended (the "Securities Act").

(3)
Previously paid.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 19, 2004

23,610,000 Shares

Foundation Coal Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Foundation Coal Holdings, Inc. All of the 23,610,000 shares of common stock are being sold by us. We intend to use approximately $46.4 million of the proceeds from the sale of the shares being sold by us in this offering to repay certain of our indebtedness and for other general corporate purposes. We intend to use the remaining proceeds of approximately $350.0 million from the sale of the shares being sold by us in this offering to pay a dividend to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FCL," subject to official notice of issuance.

        The underwriters have the option to purchase up to an additional 3,541,500 shares from us at the initial public offering price less the underwriting discount. We intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to pay an additional dividend to our existing stockholders.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 15.

	Initial public offering price	Underwriting discount	Proceeds, before expenses, to Foundation Coal Holdings, Inc.
Per Share	$	$	$
Total	$	$	$

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                        , 2004.

Morgan Stanley	Citigroup
UBS Investment Bank
Bear, Stearns & Co. Inc.
Credit Suisse First Boston
Lehman Brothers
ABN AMRO Rothschild LLC	Natexis Bleichroeder Inc.

                        , 2004

Eagle Butte Mine Overview	Eagle Butte Mine Coal Haul

Train Loadout at Rockspring Mine	Longwall System at Cumberland Mine

Roof Bolter at Kingston Mine	360-Ton Overburden Truck at Belle Ayr Mine

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

        Through and including                         , 2004 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

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PROSPECTUS SUMMARY

        The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

        Unless the context otherwise indicates, as used in this prospectus, the terms "we," "our," "us" and similar terms refer to Foundation Coal Holdings, Inc. and its consolidated subsidiaries. For purposes of all financial disclosure contained herein, RAG American Coal Holding, Inc. is the predecessor to Foundation Coal Holdings, Inc. We and our indirect subsidiary, Foundation Coal Corporation, were formed to acquire the North American coal mining assets of RAG Coal International AG, which acquisition closed on July 30, 2004. All references to Foundation Coal Holdings, Inc., including the business description, operating data and financial data, exclude RAG Coal International AG's former Colorado operations, which were sold to a third party on April 15, 2004 and are accounted for herein as discontinued operations. References to pro forma financial and other pro forma information reflect the consummation of the offering, as described below under "—The Offering," as if the offering had occurred on September 30, 2004 for balance sheet data and as if the Transactions, as described below under "—The Transactions" and the offering had occurred on January 1, 2003 for statement of operations and other data. Certain statements in this Prospectus Summary are forward-looking statements. All references herein to financial data for the nine months ended September 30, 2004 are presented on a pro forma basis for Foundation Coal Holdings, Inc. by aggregating the financial data for the two months ended September 30, 2004 of Foundation Coal Holdings, Inc. with the financial data for the seven months ended July 29, 2004 of RAG American Coal Holding, Inc.

The Company

        We are the fourth largest coal producer in the United States, with operations in the four major coal producing regions in the United States: the Powder River Basin, Northern Appalachia, Central Appalachia and the Illinois Basin. Our primary business is to produce, process and sell steam coal, which we sell to producers of electric power, the majority of whom are large U.S.-based utilities with an investment grade credit rating. We also produce and process metallurgical coal for use in the manufacture of steel.

        For the year ended December 31, 2003 and the nine months ended September 30, 2004, we sold 67.2 million tons of coal and 47.4 million tons of coal, respectively, to approximately 85 customers. We generated total revenues of $994.3 million and $734.2 million, respectively, for such periods. As of December 31, 2003, we controlled approximately 1.8 billion tons of proven and probable coal reserves located in the Powder River Basin, Northern Appalachia, Central Appalachia and Illinois Basin. Based on these reserve estimates and our actual rate of production during the year ended December 31, 2003, we have a total reserve life of approximately 28 years. We are the only producer with significant operations and major reserve blocks in both the Powder River Basin and Northern Appalachia, the two U.S. coal production regions for which future demand is expected to have the largest increase, according to the EIA.

        We employ a variety of different mining techniques at our nine underground mines and four surface mines. A number of these mines are among the most productive coal producers in the regions in which they operate, due to, among other things, our employment of advanced longwall technologies and truck-and-shovel systems. Our current management team has successfully managed our operations as a stand-alone subsidiary of RAG Coal International AG since 1999 and has continued to manage our operations since we became an independent company on July 30, 2004.

        We have a large, geographically diverse reserve base which contains a broad range of coal qualities. Our reserves in Wyoming and West Virginia contain compliance coal, which does not require our customers to use sulfur dioxide reduction technologies (commonly referred to as scrubbers) to comply with the requirements of the Clean Air Act, and other low sulfur coal. Demand for clean burning, lower sulfur coal has grown significantly since the adoption of the Clean Air Act. Our reserves in Pennsylvania contain high Btu coal, which produces a greater amount of energy per ton when burned, but which results in higher sulfur emissions than compliance coal. A significant number of utilities have installed or recently initiated plans to install scrubbers and would thus be able to more efficiently burn higher sulfur coals. In addition, other utilities can utilize higher sulfur coal through their use of coal blending or purchased emissions allowances. As a result of the broad range of characteristics and qualities of our reserves, we are positioned to serve our customers in all the major segments of the market.

        We operate our business through four segments: the Powder River Basin, Northern Appalachia, Central Appalachia and Other. The table below summarizes our revenues from coal sales, tons of coal sold and proven and probable coal reserves by segment as of December 31, 2003:

Revenues from Coal Sales, Tons Sold and Reserves by Segment

	Year Ended December 31, 2003
Segment	Revenues	%	Tons Sold(1)%		Reserves	%	Btu	Coal Quality
	(Dollars and Tons in Millions)
Powder River Basin	$303.5	31%	42.6	63%	761.6	43%	Low	Compliance
Northern Appalachia	326.4	33%	13.2	20%	769.8	44%	High	Medium sulfur
Central Appalachia	270.7	28%	8.2	12%	197.2	11%	High	Compliance, low sulfur and metallurgical
Other	75.4	8%	3.2	5%	29.0	2%	Mid	Medium sulfur

Total	$976.0	100%	67.2	100%	1,757.6	100%

(1)
Central Appalachia tons include 1.5 million tons of produced metallurgical coal that accounted for $56.9 million of revenues and 0.7 million tons of metallurgical coal that was purchased and resold. Other tons include 1.6 million tons of Illinois Basin production and 1.6 million tons of coal that were purchased and resold.

Competitive Strengths

        We believe that the following competitive strengths enhance our prominent market position in the United States:

        We are the fourth largest coal producer in the United States and have a significant reserve base. Based on 2003 production of 64.0 million tons, we are the fourth largest coal producer in the United States. As of December 31, 2003, we controlled approximately 1.8 billion tons of proven and probable coal reserves. Based on these reserve estimates and our actual rate of production during the year ended December 31, 2003, we have a total reserve life of approximately 28 years.

        We have a diverse portfolio of coal-mining operations and reserves. We operate a total of 13 mines in the Powder River Basin, Northern Appalachia, Central Appalachia and the Illinois Basin, selling coal to approximately 85 domestic and foreign electric utilities, steel producers and industrial users. We are the only producer with significant operations and major reserve blocks in both the Powder River Basin and Northern Appalachia, the two U.S. coal production regions for which future demand is expected to have the largest increase, according to the EIA. We believe that this geographic diversity provides us with a significant competitive advantage, allowing us to source coal from multiple regions to meet the needs of our customers and reduce their transportation costs.

        We operate highly productive mines and have had strong EBITDA margins. We believe our focus on productivity has helped contribute to our strong EBITDA margins for fiscal years ended 2001, 2002 and 2003. Our strategic investment in equipment and technology has increased the efficiency of our operations, which we believe reduces our costs and provides us with a competitive advantage. Maintaining our low-cost position enables us to maximize our profitability in all coal pricing environments.

        We are a recognized industry leader in safety and environmental performance. Our focus on safety and environmental performance results in a lower likelihood of disruption of production at our mines, which leads to higher productivity and improved financial performance. We operate some of the nation's safest mines, with 2003 injury incident rates, as tracked by the Mine Safety and Health Administration ("MSHA"), below industry averages.

        We have long-standing relationships and long-term contracts with many of the largest coal-burning utilities in the United States. We supply coal to approximately 100 power plants operated by more than 70 electricity generators in 29 states across the country. We believe we have a reputation for reliability and superior customer service that has enabled us to solidify our customer relationships.

        Our management team has a track record of success during our long operating history. Our management team has a proven record of generating free cash flow, increasing productivity, reducing costs, developing and maintaining long-standing customer relationships and effectively positioning us for future growth and profitability. We operated as a stand-alone subsidiary of privately held RAG Coal International AG from 1999 until becoming an independent company on July 30, 2004. Our senior executives have an average of approximately 26 years of experience in the coal industry, including an average of 13 years operating our assets when owned by us and our predecessors, and have the management and organizational capability to successfully operate an independent public company.

Business Strategy

        Our objective is to increase shareholder value through sustained earnings and cash flow growth. Our key strategies to achieve this objective are described below:

        Maintaining our commitment to operational excellence as a low-cost producer. We seek to maintain our productivity leadership with an emphasis on lowering costs by continuing to invest selectively in new equipment and advanced technologies, such as our previous investments in underground diesel, increased longwall face widths and a larger shield system. We will continue to focus on profitability and efficiency by leveraging our significant economies of scale, large fleet of mining equipment, information technology systems and coordinated purchasing and land management functions. In addition, we continue to focus on productivity through our culture of workforce involvement by leveraging our strong base of experienced, well-trained employees.

        Capitalizing on favorable industry dynamics through an opportunistic approach to selling our coal. The fundamentals of the current U.S. coal market are among the strongest in the past decade resulting in a favorable coal pricing environment which, based on current coal forward prices, we believe will continue for the foreseeable future. We employ an opportunistic approach to selling our coal, including the use of long-term sales commitments for a portion of our future production while maintaining uncommitted planned production to capitalize on favorable future pricing environments.

        Selectively expanding our production and reserve base. Given our broad scope of operations and expertise in mining in each of the major coal-producing regions in the United States, we believe that we are well-situated to capitalize on the expected continued growth in U.S. and international coal consumption by evaluating growth opportunities, including (i) expansion of production capacity at our existing mining operations, (ii) further development of existing significant reserve blocks in Northern Appalachia and Central Appalachia, and (iii) potential strategic acquisition opportunities that arise in the United States or internationally. We will prudently act to manage our reserve base when appropriate. For example, we currently plan to seek to increase our reserve position by obtaining mining rights to federal coal reserves adjoining our current operations in Wyoming through the lease by application process.

        Continuing to provide a mix of coal types and qualities to satisfy our customers' needs. By having operations and reserves in the four major coal producing regions, we are able to source coal from multiple mines to meet the needs of our domestic and international customers. Our broad geographic scope and mix of coal qualities provide us with the opportunity to work with many leading electricity generators, steel companies and other industrial customers across the country.

        Continuing to focus on excellence in safety and environmental stewardship. We intend to maintain our recognized leadership in operating some of the safest mines in the United States and in achieving recognized standards of environmental excellence. Our ability to minimize lost-time injuries and environmental violations improves our operating efficiency, which directly improves our cost structure and financial performance.

Risks Related to our Business and Strategy

        Our ability to execute our strategy is subject to certain risks that are generally associated with the coal industry. For example, our profitability could decline due to changes in coal prices or coal consumption patterns, as well as unanticipated mine operating conditions, loss of customers, changes in the ability to access our coal reserves and other factors that are not within our control. Furthermore, we operate in a heavily regulated industry, which imposes significant actual and potential costs on us, and future regulations could increase those costs or limit our ability to produce coal. For additional risks relating to our business or this offering, see "Risk Factors" beginning on page 15 of this prospectus.

Coal Market Outlook

        According to coal indices and reference prices, U.S. and international coal fundamentals are currently strong, and coal pricing in 2004 has increased over 2003 in every significant U.S. and international market. We believe that the current strong fundamentals in the U.S. coal industry are supported primarily by:

  •
  stronger industrial demand following a recovery in the U.S. manufacturing sector, demonstrated by the most recent estimate of 3.7% real GDP growth in the third quarter of 2004, as reported by the Bureau of Economic Analysis;

  •
  low coal stockpiles, estimated by the EIA to be approximately 126 million tons in the second quarter of 2004, down 16% from the same period a year ago;

  •
  limited incremental capacity available from U.S. nuclear-powered electricity generators, with average utilization estimated by the EIA to be 88.4% in 2003, up from 70.5% in 1993;

  •
  high current and forward prices for natural gas and oil, the primary competing fuels for electricity generation, with spot prices at November 8, 2004 for natural gas and heating oil at $6.74 per million Btu and $1.35 per gallon, respectively, as reported by Bloomberg L.P.; and

  •
  increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates from other countries and the weaker U.S. dollar.

        During 2003, U.S. spot steam coal prices began to strengthen and have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. The table below describes year-to-date average reference prices for coal at November 1, 2004, compared to year-to-date average reference prices in November 2003, according to Platts, and the percentage of our 2003 coal sales revenue by region:

	Increase in Average Reference Prices	Percentage of 2003 Coal Sales Revenue
Powder River Basin (Southern)	6%	31%
Northern Appalachia	72%	33%
Central Appalachia	61%	28%
Illinois Basin	39%	4%

        We expect near-term volume growth in U.S. coal consumption to be driven by a number of factors, including increased growth in electricity consumption and greater utilization at existing coal-fired plants, which operated at an estimated 71% of capacity in 2003, according to Platts. If the existing U.S. coal-fired plants operated at estimated potential utilization rates of 85%, we believe they would consume approximately 200 million additional tons of coal per year, which represents an increase of approximately 18% over current coal consumption.

        We expect longer-term volume growth in U.S. coal consumption to be driven by the construction of new coal-fired plants. The NETL projects that 74,000 megawatts of new coal-fired electric generation capacity will be constructed in the United States by 2025, which would represent a 22% increase over current U.S. coal-fired electric generation capacity. The NETL has identified 94 coal-fired plants, representing 62,000 megawatts of electric generation capacity, which have been proposed and are currently in various stages of development. The DOE projects that 58 of these proposed coal-fired plants, representing 38,000 megawatts of electric generation capacity, will be completed and will begin consuming coal to produce electricity by the end of 2010.

The Transactions

        On July 30, 2004, Foundation Coal Corporation, one of our subsidiaries, completed the acquisition, which we refer to as the Acquisition, of all of the outstanding shares of capital stock of certain subsidiaries (the "Acquired Companies") of RAG Coal International AG (the "Seller"), consisting primarily of its then-North American coal operations, for a purchase price of approximately $975 million. We issued new 7 1/4% Senior Notes due 2014 (the "Notes") and entered into a new senior secured credit facility consisting of a term loan facility and revolving credit facility (the "Senior Credit Facilities"), the net proceeds of which were used to finance the Acquisition and to provide for an on-going working capital requirement. The term "Transactions" means, collectively, the Acquisition and the related financings, including the Notes and the Senior Credit Facilities. Affiliates of each of First Reserve Corporation ("First Reserve"), The Blackstone Group ("Blackstone") and American Metals and Coal International, Inc. ("AMCI") currently own approximately 42.0%, 42.0% and 14.8% of our shares, respectively. First Reserve, Blackstone and AMCI are collectively referred to herein as the "Sponsors."

Recent Developments

        New Commitments Negotiated at Higher Prices.    Through October 31, 2004, we have been able to leverage our long-standing customer relationships and uncommitted planned production to enter into new sales commitments for long-term supply contracts at average sales prices above those realized in the past year. The table below illustrates our realized prices for produced tons sold in the period between September 30, 2003 and September 30, 2004 by region, as well as the average committed price per ton by region for the 2005 to 2008 period for both new commitments secured in the first ten months of 2004 as well as for all commitments obtained as of October 31, 2004. As of October 31, 2004, we had sales commitments in place for approximately 100% of our planned 2004 production, approximately 97% of our planned 2005 production and approximately 83% of our planned 2006 production. We have uncommitted planned production for 2005 and 2006 of 3% and 17%, respectively, most of which is in our eastern regions. We expect that due to the quality and expected market price of the uncommitted tonnage, this production will generate an even greater proportion of our revenues.

	Average Sale Price Per Ton (September 30, 2003- September 30, 2004)	Year to Date New Commitments as of October 31, 2004 for Years 2005-2008		Total Commitments as of October 31, 2004 for Years 2005-2008
		Price Per Ton	Tons	Price Per Ton	Tons
	(Tons in Thousands)
Powder River Basin	$7.44	$6.51	48,564	$7.15	151,281
Northern Appalachia	26.59	33.36	20,750	31.69	31,193
Central Appalachia
Steam Coal	31.28	45.03	824	34.65	13,428
Metallurgical/Industrial Coal	40.69	69.28	2,528	64.76	2,815

The Offering

Shares of common stock offered by us	23,610,000 shares.
Shares of common stock outstanding after this offering

44,392,433 shares (excluding 226,190 shares that we expect to be dividended to our existing stockholders who are members of management such that they receive their share of the $350.0 million dividend in shares of common stock instead of cash and including 3,541,500 shares that will be dividended to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management, assuming the underwriters do not exercise their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $396.4 million. We intend to use approximately $46.4 million of the net proceeds ($42.4 million in the event the underwriters exercise their option to purchase additional shares) to repay certain of our indebtedness and for other general corporate purposes. We intend to use the remaining net proceeds of approximately $350.0 million to pay a dividend to our existing stockholders ($345.9 million assuming our existing stockholders who are members of management receive their dividend in shares of common stock instead of cash). See "Use of Proceeds." We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to pay an additional dividend to our existing stockholders.
Proposed New York Stock Exchange symbol	FCL

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their option to purchase additional shares;

  •
  gives effect to (i) the 196,000 for one stock split effected on August 10, 2004 and (ii) the 0.879639 for one reverse stock split with respect to shares and the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering;

  •
  assumes that we issue an additional 3,541,500 shares of our common stock to our existing stockholders, pursuant to a stock dividend that we will declare prior to the consummation of this offering, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option; and

  •
  excludes 3,536,431 shares, after giving effect to the 2.052392 for one stock split with respect to options, of common stock reserved for issuance in connection with outstanding options granted under our 2004 Stock Incentive Plan.

        The size of the stock splits referenced herein has been calculated based on the mid-point of the estimated price range shown on the cover page of this prospectus and, accordingly, the ultimate split amounts may change in conjunction with any change in our anticipated offering price for the shares.

Additional Information

        Our principal executive office is located at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090 and our telephone number is (410) 689-7600.

Risk Factors

        Investing in our common stock involves substantial risks. You should carefully consider the information in the "Risk Factors" section and all other information included in this prospectus before investing in our common stock.

Summary Historical and Pro Forma Financial Data

        Foundation Coal Holdings, Inc. is a recently formed company which does not have, apart from this offering, any independent external operations, assets or liabilities, other than through its subsidiaries. Prior to the acquisition of RAG American Coal Holding, Inc. on July 30, 2004, Foundation Coal Holdings, Inc. did not have any assets, liabilities or results of operations. Therefore, the following summary historical financial data as of and for the years ended December 31, 2003, 2002 and 2001 have been derived from the audited consolidated financial statements of RAG American Coal Holding, Inc. (the predecessor to Foundation Coal Holdings, Inc.), which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The summary historical financial data of our predecessor as of and for the period from January 1, 2004 to July 29, 2004 and for the nine months ended September 30, 2003 have been derived from the unaudited consolidated financial statements of RAG American Coal Holding, Inc., which have been prepared on a basis consistent with the audited consolidated financial statements as of and for the year ended December 31, 2003. The summary historical financial data as of and for the period from February 9, 2004 (our date of inception) to September 30, 2004 have been derived from the unaudited consolidated financial statements of Foundation Coal Holdings, Inc. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The audited consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements as of and for the nine months ended September 30, 2003, the period from January 1, 2004 to July 29, 2004 and the period from February 9, 2004 to September 30, 2004 are included elsewhere in this prospectus.

        The following summary unaudited pro forma consolidated financial data of Foundation Coal Holdings, Inc. and its subsidiaries as of and for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been prepared to give pro forma effect to the Transactions and this offering and the application of the estimated net proceeds therefrom as if they had occurred on January 1, 2003, in the case of unaudited pro forma statement of operations data, and to this offering and the application of the estimated proceeds therefrom as if it had occurred on September 30, 2004, in the case of unaudited pro forma balance sheet data. The successor balance sheet data and pro forma adjustments used in preparing the pro forma financial data reflect our preliminary estimates of the purchase price allocation, which may change upon finalization of appraisals and other valuation studies that we have arranged to obtain. The pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions and this offering actually been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. You should read the following data in conjunction with "Unaudited Consolidated Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto of RAG American Coal Holding, Inc. and Foundation Coal Holdings, Inc. included elsewhere in this prospectus.

	Predecessor
						Successor		Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,			Nine Months Ended September 30, 2003	Period January 1 to July 29, 2004		Pro Forma Year Ended December 31, 2003
						Period February 9 to September 30, 2004
	2001	2002	2003
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share and per ton data)
Statement of Operations Data:
Revenues:
Coal sales	$746.4	$891.8	$976.0	$732.0	$544.9	$180.4	$976.0	$725.3
Other revenues	32.8	12.9	18.3	12.9	6.1	2.8	18.3	8.9

Total revenues	779.2	904.7	994.3	744.9	551.0	183.2	994.3	734.2

Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	605.5	699.8	798.3	597.7	484.5	147.6	787.4	618.4
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	36.9	45.1	45.3	32.6	27.4	6.8	44.8	33.0
Accretion on asset retirement obligations	—	—	7.0	5.2	4.0	1.3	8.2	6.2
Depreciation, depletion and amortization	83.8	91.6	99.8	74.5	61.2	26.2	145.5	127.4
Amortization of coal supply agreements	16.9	17.5	17.9	13.8	8.8	(22.5)	(103.5)	(33.1)
Asset impairment charges	16.6	7.0	—	—	—	—	—	—

Total costs and expenses	759.7	861.0	968.3	723.8	585.9	159.4	882.4	751.9

Income (loss) from operations	19.5	43.7	26.0	21.1	(34.9)	23.8	111.9	(17.7)
Other income (expense):
Interest expense	(52.5)	(48.9)	(46.9)	(35.7)	(18.0)	(8.5)	(50.5)	(37.7)
Loss on termination of hedge accounting for interest rate swaps	—	—	—	—	(48.9)	—	—	(48.9)
Contract settlement	—	—	—	—	(26.0)	—	—	(26.0)
Loss on early debt extinguishment	—	—	—	—	(21.7)	—	—	(21.7)
Mark to market gain (loss) on interest rate swaps	—	—	—	—	5.8	(0.1)	—	5.7
Interest income	6.8	12.3	3.2	2.5	1.3	0.2	3.2	1.5
Minority interest	15.0	—	—	—	—	—	—	—
Litigation settlements	—	—	43.5	43.5	—	—	43.5	—
Arbitration award	—	31.1	—	—	—	—	—	—
Insurance settlement	31.2	—	—	—	—	—	—	—

Income (loss) before income tax expense (benefit)	20.0	38.2	25.8	31.4	(142.4)	15.4	108.1	(144.8)
Income tax expense (benefit)	3.9	13.1	(0.2)	1.9	(51.8)	5.1	31.1	(53.5)

Income (loss) from continuing operations (3)(4)	16.1	25.1	26.0	29.5	(90.6)	$10.3	$77.0	$(91.3)

Income from discontinued operations net of income tax expense	9.9	8.1	10.1	6.7	2.3	—
Gain on disposal of discontinued operations, net of income tax expense	—	—	—	—	20.8	—
Cumulative effect of accounting changes, net of tax benefit	—	—	(3.6)	(3.6)	—	—

Net income (loss)	$26.0	$33.2	$32.5	$32.6	$(67.5)	$10.3

Earnings per share data (1):
Basic earnings (loss) per share:
Income (loss) from continuing operations	$117.58	$182.91	$189.64	$215.07	$(660.56)	$0.52	$1.73	$(2.06)
Income and gain on disposition of discontinued operations, net of income taxes	72.10	58.74	73.98	49.29	168.18	—	—	—
Cumulative effect of accounting changes, net of income taxes	—	—	(26.61)	(26.61)	—	—	—	—

Net income (loss)	$189.68	$241.65	$237.01	$237.75	$(492.38)	$0.52	$1.73	$(2.06)

Weighted average shares	0.1	0.1	0.1	0.1	0.1	19.6	44.4	44.4
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$117.58	$182.91	$189.64	$215.07	$(660.56)	$0.52	$1.66	$(2.06)
Income and gain on disposition of discontinued operations, net of income taxes	72.10	58.74	73.98	49.29	168.18	—	—	—
Cumulative effect of accounting changes, net of income taxes	—	—	(26.61)	(26.61)	—	—	—	—

Net income (loss)	$189.68	$241.65	$237.01	$237.75	$(492.38)	$0.52	$1.66	$(2.06)

Weighted average shares	0.1	0.1	0.1	0.1	0.1	19.6	46.5	44.4
Balance Sheet Data (at period end):
Cash and cash equivalents	$20.2	$21.8	$7.6	$7.6		$39.1		$39.1
Cash on deposit with RAG Coal International AG	137.7	66.5	233.0	173.4		—		—
Cash pledged	—	75.0	20.0	20.0		—		—
Total assets	1,849.1	1,861.8	1,864.8	1,847.6		2,138.9		2,137.8
Total debt	697.0	656.8	616.5	616.5		770.1		725.7
Stockholders' equity	489.0	487.9	523.2	523.5		206.3		250.8
Statement of Cash Flows Data:
Net cash provided by (used in) continuing operations:
Operating activities	$97.0	$136.2	$197.7	$125.7	$(8.0)	$24.9
Investing activities	(8.3)	(105.2)	(92.7)	(68.0)	(50.7)	(924.1)
Financing activities	(148.6)	(44.1)	(151.7)	(92.1)	(127.9)	938.3
Capital expenditures	100.0	118.9	97.1	71.3	52.7	12.7
Other Financial Data (unaudited):
EBITDA (2)(3)(4)	$166.4	$183.9	$187.2	$152.9	$(55.7)	$27.4	$197.4	$(14.3)
EBITDA margin (2)	21.4%	20.3%	18.8%	20.5%	(10.1)%	15.0%	19.8%	(1.9)%
Cumberland mine force majeure (5)	—	—	—	—	31.1	—	—	31.1
Operating Data (unaudited):
Tons sold	58.6	64.4	67.2	50.0	35.9	11.5
Tons produced	57.6	63.5	64.0	48.1	34.6	11.2
Coal sales price (per ton)	$12.73	$13.85	$14.52	$14.65	$15.17	$15.70

(1)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect (1) the 196,000 for one stock split effected on August 10, 2004, (b) the 0.879639 for one reverse stock split we expect to effect immediately prior to the consummation of this offering and (c) the stock dividend of 3,541,000 shares to our existing stockholders that will be made shortly after the expiration of the underwriters' option to purchase additional shares assuming no exercise of that option and is comprised of approximately 17,240,933 shares of our common stock outstanding immediately prior to this offering plus 23,610,000 shares of our common stock being offered hereby and the stock dividend of 3,541,000 shares. Pro forma weighted average shares for purposes of the unaudited pro forma diluted net income (loss) per share calculation has been adjusted to reflect the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering. Since we had a pro forma net loss for the nine months ended September 30, 2004, shares issuable pursuant to the options that would have had an antidilutive effect have been excluded from the computation of pro forma diluted net income (loss) per share for this period. See "Management-2004 Stock Incentive Plan".

(2)
EBITDA, a measure expected to be used by management to measure performance is defined as income (loss) from continuing operations, plus interest expense, net of interest income, income tax expense (benefit), and depreciation, depletion and amortization. Our management believes EBITDA and EBITDA margin are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Because not all companies use identical calculations, this presentation of EBITDA and EBITDA margin may not be comparable to other similarly titled measures of other companies. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

  Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not reflect certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance".

  EBITDA is calculated and reconciled to income (loss) from continuing operations and EBITDA margin is calculated in the table below:

	Predecessor					Successor
								Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,			Nine Months Ended September 30, 2003	Period January 1 to July 29, 2004	Period February 9 to September 30, 2004	Pro Forma Year Ended December 31, 2003
	2001	2002	2003
	(in millions)
Income (loss) from continuing operations	$16.1	$25.1	$26.0	$29.5	$(90.6)	$10.3	$77.0	$(91.3)
Interest expense	52.5	48.9	46.9	35.7	18.0	8.5	50.5	37.7
Interest income	(6.8)	(12.3)	(3.2)	(2.5)	(1.3)	(0.2)	(3.2)	(1.5)
Income tax expense (benefit)	3.9	13.1	(0.2)	1.9	(51.8)	5.1	31.1	(53.5)
Depreciation, depletion and amortization	83.8	91.6	99.8	74.5	61.2	26.2	145.5	127.4
Coal supply agreement amortization	16.9	17.5	17.9	13.8	8.8	(22.5)	(103.5)	(33.1)

EBITDA	$166.4	$183.9	$187.2	$152.9	$(55.7)	$27.4	$197.4	$(14.3)

Total revenues	$779.2	$904.7	$994.3	$744.9	$551.0	$183.2	$994.3	$734.2
EBITDA margin	21.4%	20.3%	18.8%	20.5%	(10.1)%	15.0%	19.8%	(1.9)%

(3)
Income (loss) from continuing operations and EBITDA, as defined above, were impacted by the following non-cash charges (income):

	Predecessor					Successor
								Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,			Nine Months Ended September 30, 2003	Period January 1 to July 29, 2004	Period February 9 to September 30, 2004	Pro Forma Year Ended December 31, 2003
	2001	2002	2003
	(in millions)
Interest rate swaps (a)	$—	$—	$—	$—	$43.1	$0.1	$—	$43.2
Early extinguishment of debt	—	—	—	—	21.7	—	—	21.7
Accretion on asset retirement obligations/ reclamation expense (b)	5.1	5.5	7.0	5.2	4.0	1.3	8.2	6.2
Asset impairment charges	16.6	7.0	—	—	—		—	—
Amortization included in benefits expense (c)	2.9	6.1	11.4	8.1	10.3	—	—	—
Minority interests (d)	(15.0)	—	—	—	—		—	—
Profit in inventory (e)	—	—	—	—	—	3.8	—	—

  (a)
  For the Predecessor, this amount includes $48.9 million of expense resulting from loss on termination of hedge accounting for interest rate swaps less $5.8 million mark-to-market adjustment. Under the terms of the stock purchase agreement, we did not assume any existing interest rate swaps. For the Successor, this amount includes the mark-to-market loss on interest rate swaps not yet designated as cash flow hedges.

  (b)
  For 2001 and 2002, this amount represents reclamation expense recorded prior to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143").

  (c)
  Represents the portion of pension, other post-retirement and black lung expense resulting from the amortization of unrecognized actuarial losses, prior service costs and transition obligations.

  (d)
  Relates to the 15% interest in Plateau Mining Corporation that was held by an unaffiliated entity until we purchased this interest in December 2001.

  (e)
  Represents incremental cost of sales recorded in the period arising from the preliminary estimate of profit added to inventory in purchase accounting.

(4)
Income (loss) from continuing operations and EBITDA, as defined above, were also impacted by the following unusual (income) expense:

	Predecessor					Successor
								Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,			Nine Months Ended September 30, 2003	Period January 1 to July 29, 2004	Period February 9 to September 30, 2004	Pro Forma Year Ended December 31, 2003
	2001	2002	2003
	(in millions)
Litigation/arbitration/contract settlements, net (a)	$1.0	$(24.3)	$(41.9)	$(42.0)	$28.9	$—	$(41.9)	$28.9
Transaction bonus (b)	—	—	—	—	1.8	—	—	1.8
Long-term incentive plan expense (c)	1.5	1.0	3.9	2.2	2.4	—	3.9	2.4
Insurance recoveries (d)	(31.2)	—	—	—	—	—	—	—
Terminated royalty agreement (e)	(11.5)	—	—	—	—	—	—	—
Gain on asset sales and sale of affiliates	(3.8)	(3.4)	(4.8)	(4.6)	(1.0)	—	(4.8)	(1.0)
Other (f)	(2.6)	—	—	—	—	0.8	—	—

  (a)
  Represents arbitration awards, litigation settlements and contract settlements net of related legal and tax fees.

  (b)
  Represents the cost of a one-time bonus awarded to certain employees in connection with the Transactions.

  (c)
  Represents the cost of a long-term incentive plan instituted by the Seller in 2001 that was terminated prior to closing as required by the change in control provisions in the plan agreement. We have implemented a management equity program that will not result in a cash cost to us.

  (d)
  Consists of insurance proceeds in excess of the book value of net assets and closure costs at the Willow Creek mine.

  (e)
  Consists of a gain recognized on termination of a royalty agreement in conjunction with the closure of Willow Creek.

  (f)
  Represents $2.6 million from management services provided to an affiliate of RAG Coal International AG by the Predecessor and $0.8 million from a sponsor monitoring fee incurred by the Successor which will be terminated in connection with the offering.

(5)
Represents the estimated impact on EBITDA of the temporary idling of our Cumberland mine in the first half of 2004 as a result of a revised interpretation of mine ventilation laws by MSHA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 25 to the consolidated financial statements for additional information.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before investing in our common stock.

Risks Relating to Our Business

A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.

        The prices we charge for coal depend upon factors beyond our control, including:

  •
  the supply of, and demand for, domestic and foreign coal;

  •
  the demand for electricity;

  •
  domestic and foreign demand for steel and the continued financial viability of the domestic and/or foreign steel industry;

  •
  the proximity to, capacity of, and cost of transportation facilities;

  •
  domestic and foreign governmental regulations and taxes;

  •
  air emission standards for coal-fired power plants;

  •
  regulatory, administrative and court decisions;

  •
  the price and availability of alternative fuels, including the effects of technological developments; and

  •
  the effect of worldwide energy conservation measures.

        Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. Any decreased demand would cause spot prices to decline and require us to increase productivity and decrease costs in order to maintain our margins. If we are not able to maintain our margins, our operating results could be adversely affected. Therefore, price declines may adversely affect operating results for future periods and our ability to generate cash flows necessary to improve productivity and invest in operations.

Any adverse change in coal consumption patterns by North American electric power generators or steel producers could result in weaker demand and possibly lower prices for our production, which would reduce our revenues.

        During 2003, sales of steam coal accounted for approximately 97% of our total coal sales volume and 91% of our coal sales revenue, and the vast majority of our sales of steam coal were to U.S. electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2003, according to the EIA. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments and environmental and other governmental regulations. Many of the recently constructed electric power sources have been gas-fired, by virtue of lower construction costs and reduced environmental risks. Gas-based generation from existing and newly constructed gas-based facilities has the potential to displace coal-based generation, particularly from older, less efficient coal generators. In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired power plants. Any reduction in coal demand from the electric generation and steel sectors could create short-term market imbalances, leading to lower demand for, and price of, our products, thereby reducing our revenue.

Our profitability may decline due to unanticipated mine operating conditions and other factors that are not within our control.

        Our mining operations are influenced by changing conditions that can affect production levels and costs at particular mines for varying lengths of time and as a result can diminish our profitability. Weather conditions, equipment availability, replacement or repair, prices for fuel, steel, explosives and other supplies, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden, rock and other natural materials, accidental mine water discharges and other geological conditions have had, and can be expected in the future to have, a significant impact on our operating results. For example, in September and October 2004, our Emerald mine in Green County, Pennsylvania experienced adverse geological conditions, consisting of sandstone intrusions from the roof into the coal seam in the panel being mined, which slowed mining by forcing the machinery to cut harder material and causing less stable roof conditions. These conditions prevented normal longwall production and thus reduced the quantity of coal available for shipment pursuant to this mine's contractual obligations. Emerald declared a force majeure with its customers in September. Emerald personnel completed production on the longwall panel that experienced the geological problems. The longwall was moved to the next panel and normal production resumed in early November. It is possible that one or more customers may dispute this claim of force majeure and challenge any tonnage shortfall as not being excused. Prolonged disruption of production at any of our mines would result in a decrease in our revenues and profitability, which could be material.

        Decreases in our profitability as a result of the factors described above could materially adversely impact our quarterly or annual results. These risks may not be fully covered by our insurance policies.

MSHA may order certain of our mines to be temporarily closed, which would adversely affect our ability to meet our customers' demands.

        MSHA may order certain of our mines to be temporarily closed. For example, in January 2004, MSHA determined that, based on a revised interpretation of existing federal regulations, a ventilation plan previously approved by MSHA for a longwall panel at our Cumberland mine in Pennsylvania did not comply with applicable federal regulations. In response, we idled the Cumberland longwall in February 2004, issued force majeure notices to our customers, and began revising the ventilation system to minimize any future business disruption. By early May 2004, we had developed additional entries to an existing air shaft, and on May 7, 2004, after obtaining the approval of MSHA, we resumed longwall operations at the Cumberland mine. The shutdown of the Cumberland longwall resulted in lost production of an estimated 1.4 million tons and reduced EBITDA for the first quarter of 2004 by an estimated $20.2 million and the second quarter of 2004 by an estimated $10.9 million. The mine is currently producing at pre-shutdown run-rates. Such a closure or other interruption may occur in the future at any of our other underground mines. In addition, our customers may challenge our issuance of force majeure notices in connection with such closures. If these challenges are successful, we could be obligated to make up lost shipments, to reimburse customers for the additional costs to purchase replacement coal, or, in some cases, to terminate certain sales contracts.

Our profitability may be adversely affected by the status of our long-term coal supply contracts, and changes in purchasing patterns in the coal industry may make it difficult for us to extend existing contracts or enter into long-term supply contracts, which could adversely affect the capability and profitability of our operations.

        We sell a significant portion of our coal under long-term coal supply agreements, which we define as contracts with a term greater than 12 months. The prices for coal shipped under these contracts are fixed and thus may be below the current market price for similar-type coal at any given time, depending on the timeframe of contract execution or initiation. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices if and when they arise. In addition, in some cases, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes allowable under some contracts.

        When our current contracts with customers expire or are otherwise renegotiated, our customers may decide not to extend or enter into new long-term contracts or, in the absence of long-term contracts, our customers may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. For additional information relating to these contracts, see "Business—Long Term Supply Agreements."

        As electric utilities adjust to the Acid Rain regulations of the Clean Air Act, the proposed Utility Mercury Reductions Rule, the proposed Clean Air Interstate Rule and the possible deregulation of their industry, they could become increasingly less willing to enter into long-term coal supply contracts and instead may purchase higher percentages of coal under short-term supply contracts. To the extent the industry shifts away from long-term supply contracts, it could adversely affect us and the level of our revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from us, thereby increasing the risk that we will not have a market for our production. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.

Certain provisions in our long-term supply contracts may provide limited protection during adverse economic conditions or may result in economic penalties upon the failure to meet specifications.

        Price adjustment, "price reopener" and other similar provisions in long-term supply contracts may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Some of our coal supply contracts contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a pre-set "floor" and "ceiling". In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.

        Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts.

        Consequently, due to the risks mentioned above with respect to long-term contracts, we may not achieve the revenue or profit we expect to achieve from these sales commitments. In addition, we may not be able to successfully convert these sales commitments into long-term contracts.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

        We derived 54% of our total coal revenues from sales to our 10 largest customers for the year ended December 31, 2003, with no single customer accounting for more than 11% of our coal revenues for that year. At December 31, 2003, we had 12 coal supply agreements with those 10 customers that expire at various times from 2004 to 2020. Negotiations to extend existing agreements or enter into new long-term agreements with those and other customers may not be successful, and those customers may not continue to purchase coal from us under long-term coal supply agreements, or at all. If any of our top customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our revenues and profitability could suffer materially.

Disruption in supplies of coal produced by third parties and contractors could temporarily impair our ability to fill our customers' orders or increase our costs.

        In addition to marketing coal that is produced from our controlled reserves, we purchase and resell coal produced by third parties from their controlled reserves to meet customer specifications and, in certain circumstances, we also utilize contractors to operate our mines. Disruption in our supply of third-party coal and contractor-produced coal could temporarily impair our ability to fill our customers' orders or require us to pay higher prices in order to obtain the required coal from other sources. Operational difficulties at contractor-operated mines, changes in demand for contract miners from other coal producers, and other factors beyond our control could affect the availability, pricing and quality of coal produced by contractors for us. Any increase in the prices we pay for third-party coal or contractor-produced coal could increase our costs and therefore lower our earnings.

Competition within the coal industry may adversely affect our ability to sell coal.

        Coal with lower production costs shipped east from western coal mines and from offshore sources has resulted in increased competition for coal sales in the Appalachian region. This competition could result in a decrease in our market share in this region and a decrease in our revenues.

        Demand for our high sulfur coal and the price that we can obtain for it is impacted by, among other things, the price of emission allowances. Significant increases in the price of those allowances could reduce the competitiveness of high sulfur coal at plants uncontrolled for sulfur dioxide emissions. Competition from low sulfur coal and possibly natural gas could result in a decrease in our high-sulfur coal market share and revenues from those operations.

        The demand for U.S. coal exports is dependent upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments, and environmental and other governmental regulations. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in additional downward pressure on domestic coal prices.

The government extensively regulates our mining operations, which imposes significant actual and potential costs on us, and future regulations could increase those costs or limit our ability to produce coal.

        Our operations are subject to a variety of federal, state and local environmental, health and safety laws and regulations, such as those relating to employee health and safety, emissions to air, discharges to water, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the storage, treatment and disposal of wastes, remediation of contaminated soil, surface and groundwater, surface subsidence from underground mining and the effects of mining on surface water and groundwater quality and availability. In addition, we are subject to significant legislation mandating certain benefits for current and retired coal miners. We incur substantial costs to comply with government laws and regulations that apply to our operations.

        Numerous governmental permits and approvals are required under these laws and regulations for mining operations. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits. Many of our permits governing discharges to surface streams will be subject to new and more stringent conditions to address various new water quality requirements that permitting authorities are now required to address when those permits are renewed over the next several years. Although we have no estimates at this time, our costs to satisfy such conditions could be substantial. We may also be required under certain permits to provide authorities data pertaining to the effect or impact that a proposed exploration for or production of coal may have on the environment. In recent years, the permitting required under the Clean Water Act to address filling streams and other valleys with wastes from mountaintop coal mining operations has been the subject of extensive litigation by environmental groups against coal mining companies and environmental regulatory authorities, as well as regulatory changes by the U.S. Environmental Protection Agency and the U.S. Army Corps of Engineers and legislative initiatives in the U.S. Congress. It is unclear at this time how the issue will ultimately be resolved, but for this as well as other issues that may arise involving permits necessary for coal mining, such requirements could prove costly and time-consuming, and could delay commencing or continuing exploration or production operations. New laws and regulations, as well as future interpretations and more rigorous enforcement of existing laws and regulations, may require substantial increases in equipment and operating costs to us and delays, interruptions or a termination of operations, the extent of which we cannot predict.

        Because of extensive and comprehensive regulatory requirements, violations of laws, regulations and permits during mining operations occur at our operations from time to time and may result in significant costs to correct such violations, as well as civil or criminal penalties and limitations or shutdowns of operations.

        Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source. See "Environmental and Other Regulatory Matters" for a discussion of environmental and other regulations affecting our business.

Our operations may substantially impact the environment or cause exposure to hazardous substances, and our properties may have significant environmental contamination, any of which could result in material liabilities to us.

        We use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate were used for coal mining and/or involved hazardous materials usage before we were involved with those locations as well as after. We may be subject to claims under federal and state statutes, and/or common law doctrines, for toxic torts, natural resource damages, and other damages as well as the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or predecessor entities owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future.

        Mining operations can also impact flows and water quality in surface water bodies and remedial measures may be required, such as lining of stream beds, to prevent or minimize such impacts. We are currently involved with state environmental authorities concerning impacts or alleged impacts of our mining operations on water flows in several surface streams. We are studying, or addressing, those impacts and we have not finally resolved those matters. Many of our mining operations take place in the vicinity of streams, and similar impacts could be asserted or identified at other streams in the future. The costs of our efforts at the streams we are currently addressing, and at any other streams that may be identified in the future, could be significant.

        We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. We have commenced measures to modify our method of operation at one surface impoundment containing slurry wastes in order to reduce the risk of releases to the environment from it, a process that will take several years to complete. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

        These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations and environmental conditions at our properties, could result in costs and liabilities that would materially and adversely affect us.

Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

        The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations may require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards. As a result, these generators may switch to fuels that generate less of these emissions, possibly reducing future demand for the construction of coal-fired power plants.

        For example, under the proposed Interstate Air Quality Rule issued in December 2003, the United States Environmental Protection Agency (the "EPA") announced that it will regulate sulfur dioxide and nitrogen oxides from coal-fired power plants. Installation of additional pollution control equipment required by this proposed rule could result in a decrease in the demand for low sulfur coal, potentially driving down prices for low sulfur coal. In addition, under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in pollution-control devices by power plant operators. Further, in January 2004, the EPA proposed the Utility Mercury Reductions Rule for controlling mercury emissions from power plants which could require coal-fired power plants to install new pollution controls or comply with a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. These standards and future standards could have the effect of making coal-fired plants unprofitable, thereby decreasing demand for coal. Some of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

        Several proposals are pending in Congress designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, thereby reducing the demand for coal.

        The United States, Australia and more than 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention agreed to the Kyoto Protocol (the "Protocol") which is a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, if the United States were to ratify the Protocol, our nation would be required to reduce emissions to 93% of 1990 levels over a five-year period from 2008 through 2012. The United States has not ratified the Protocol. Russia has ratified the Protocol and therefore the Protocol has received sufficient support to enter into force and will become binding on all those countries that have ratified it. Although the Protocol would not then be binding on the United States, and no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. Countries that have to reduce emissions may use less coal affecting demand for U.S. export coal. There could be pressure on companies in the United States to reduce emissions if they want to do trade with countries that are part of the Protocol. In addition, some states in the United States have adopted regulations on greenhouse gas emissions. Some states and other municipal entities have recently commenced litigation seeking to have certain utilities, including some of our customers, reduce their emission of carbon dioxide. If successful, there could be limitation on the amount of coal our customers could utilize. Future regulation of greenhouse gas emissions may be implemented as part of or distinct from the Protocol. Any of these measures could affect coal demand at utilities in the United States. According to the EIA's Emissions of Greenhouse Gases in the United States 2002, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal. See "Environmental and Other Regulatory Matters" for a discussion of environmental and other regulations affecting our business.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce revenues by causing us to reduce our production or impairing our ability to supply coal to our customers.

        Transportation costs represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources.

        On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. Historically, high coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. More recently, however, lower rail rates from the western coal producing areas to markets served by eastern U.S. producers have created major competitive challenges for eastern producers. The increased competition could have a material adverse effect on the business, financial condition and results of operations of our Pennsylvania, West Virginia and Illinois operations.

        Some of our mines depend on a single transportation carrier or a single mode of transportation. Disruption of any of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers. Our transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues.

        If there are disruptions of the transportation services provided by our primary rail carriers that transport our produced coal and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.

        The state of West Virginia has recently increased enforcement of weight limits on coal trucks on its public roads. Also, West Virginia legislation, which raised coal truck weight limits in West Virginia, includes provisions supporting enhanced enforcement. The legislation went into effect on October 1, 2003 and implementation began on January 1, 2004. It is possible that other states in which our coal is transported by truck could conduct similar campaigns to increase enforcement of weight limits. Such stricter enforcement actions could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and could adversely affect revenues.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

        We have not yet applied for all of the permits required, or developed the mines necessary, to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserve base. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We may be unable to obtain the permits necessary for us to operate profitably in the future. Some of these permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen.

        Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our ability to obtain other reserves through acquisitions in the future could be limited by restrictions under our existing or future debt agreements, including the Notes, competition from other coal companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire coal properties on commercially reasonable terms.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.

        We base our reserve information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and which is periodically reviewed by outside firms. The reserve estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.

        For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

        We conduct a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease could adversely affect our ability to mine the associated reserves. Title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. Our right to mine some of our reserves has in the past been, and may again in the future be, adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Acquisitions that we may undertake would involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

        Our strategy includes opportunistically expanding our operations and coal reserves through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as:

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  uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental liabilities) of, acquisition or other transaction candidates;

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  the potential loss of key customers, management and employees of an acquired business;

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  the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction;

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  problems that could arise from the integration of the acquired business; and

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  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction rationale.

        Any one or more of these factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets or could result in unexpected liabilities associated with these acquisition candidates.

Expenditures for benefits for non-active employees could be materially higher than we have anticipated, which could increase our costs and adversely affect our financial results.

        We are responsible for certain long-term liabilities under a variety of benefit plans and other arrangements with active and inactive employees. The funded status (the excess of projected benefit obligation over plan assets) of these obligations, as reflected in notes 15 and 17 to our consolidated financial statements at December 31, 2003, included $466.8 million of postretirement obligations, $64.4 million of defined benefit pension obligations and $25.2 million of workers' compensation obligations. These obligations have been estimated based on assumptions including actuarial estimates, assumed discount rates, estimates of mine lives, expected returns on pension plan assets and changes in health care costs. We could be required to expend greater amounts than anticipated. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse affect on our financial results. Several states in which we operate consider changes in workers' compensation laws from time to time, which, if enacted, could adversely affect us.

        In addition, pursuant to a Stock Purchase and Sale Agreement (the "Horizon SPA") with Horizon NR, LLC ("Horizon") in 1998, Horizon formerly was obligated to indemnify us for certain matters arising out of the business of entities that we sold to Horizon. The Horizon SPA was rejected in bankruptcy and Horizon will not indemnify us in the future. As a result of Horizon's recent liquidation and dissolution in the ongoing bankruptcy proceedings, we will become liable as a "related person" under the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act") for approximately $2 million annually in premiums that Horizon had previously been paying to certain funds maintained to pay retiree medical benefits. This sum is expected to decline over time, as the covered class of beneficiaries is relatively old.

The inability of the sellers of companies we have acquired to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations and financial position.

        In our acquisition agreements, the respective sellers and, in some cases, their parent companies, agreed to retain responsibility for and indemnify us against damages resulting from certain third-party claims or other liabilities. These third-party claims and other liabilities include, without limitation, premium payments to funds created by the Coal Act, costs associated with various litigation matters related to the mines involved, and certain environmental liabilities. The failure of any seller and, if applicable, its parent company, to satisfy its obligations with respect to claims and retained liabilities covered by the acquisition agreements could have an adverse effect on our results of operations and financial position because claimants may successfully assert that we are liable for those claims and/or retained liabilities. In addition, certain obligations of the sellers to indemnify us will terminate or have already terminated upon expiration of the applicable indemnification period and will not cover damages in excess of the applicable coverage limit. The assertion of third-party claims after the expiration of the applicable indemnification period or in excess of the applicable coverage limit, or the failure of any seller to satisfy its indemnification obligations with respect to breaches of its representations and warranties, could have an adverse effect on our results of operations and financial position.

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital, and could force us to sell material assets or operations to attempt to meet our debt service obligations.

        Our financial performance could be affected by our substantial indebtedness. As of September 30, 2004, after giving pro forma effect to the Transactions and this offering and the application of the estimated net proceeds therefrom, our total indebtedness would have been approximately

$725.7 million. In addition, we would have had $219.0 million of letters of credit outstanding and additional borrowings available under our new revolving credit facility of $131.0 million. Subsequent to September 20, 2004, we have obtained releases of an additional $17.3 million of letters of credit, thereby increasing our available borrowings under the revolving credit facility to $148.3 million. We may also incur additional indebtedness in the future.

        The degree to which we are leveraged could have important consequences, including, but not limited to:

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  making it more difficult to self-insure and obtain surety bonds or letters of credit;

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  limiting our ability to enter into new long-term sales contracts;

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  increasing our vulnerability to general adverse economic and industry conditions;

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  requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

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  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development, debt service requirements or other general corporate requirements;

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  making it more difficult for us to pay interest and satisfy our debt obligations;

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  limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

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  placing us at a competitive disadvantage compared to less leveraged competitors.

In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our material assets secure our indebtedness under our Senior Credit Facilities.

        If our cash flows and capital resources are insufficient to fund our debt service obligations or our requirements under our other long term liabilities, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or our requirements under our other long term liabilities. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our Senior Credit Facilities and indenture under which the Notes were issued restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If our business does not generate sufficient cash for operations, we may not be able to repay our indebtedness.

        Our ability to pay principal and interest on and to refinance our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control. In particular, economic conditions could cause the price of coal to fall, our revenue to decline, and hamper our ability to repay our indebtedness.

        Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our new credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, on terms acceptable to us or at all.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our indebtedness do not prohibit Foundation Coal Holdings, Inc. or our subsidiaries from doing so. The Senior Credit Facilities provide for commitments of up to $350.0 million, of which $131.0 million would have been available as of September 30, 2004, on a pro forma basis after giving effect to the Transactions, this offering and the application of the estimated net proceeds therefrom. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in our Senior Credit Facilities and our indenture impose restrictions that may limit our operating and financial flexibility.

        The Senior Credit Facilities, our indenture governing the Notes and the instruments governing our other indebtedness contain a number of significant restrictions and covenants that limit the ability of FC 2 Corp., Foundation Coal Corporation and its restricted subsidiaries' ability to enter into certain financial arrangements or engage in specified transactions, including the payment of dividends.

        Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with our financial covenants contained in our Senior Credit Facilities. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Failure to maintain required surety bonds could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease the coal. Failure to maintain capacity for required letters of credit could limit our available borrowing capacity under our Senior Credit Facilities and could negatively impact our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements.

        We are required to provide financial assurance to secure our obligations to reclaim lands used for mining, to pay federal and state workers' compensation benefits, to secure coal lease obligations and to satisfy other miscellaneous obligations. We generally use surety bonds to secure reclamation and coal lease obligations. We generally use letters of credit to assure workers' compensation benefits, United Mine Workers of America ("UMWA") retiree medical benefits and as collateral for surety bonds. Miscellaneous obligations are secured using both surety bonds and letters of credit.

        As of September 30, 2004, we had outstanding surety bonds of $247.3 million, of which $231.4 million secured reclamation obligations and $10.7 million secured coal lease obligations. The premium rates and terms of the surety bonds are subject to annual renewals. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease the coal. That failure could result from a variety of factors including the following:

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  lack of availability, higher expense or unfavorable market terms of new surety bonds; and

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  restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of the indenture or new credit facilities.

        In addition, at September 30, 2004, we had $219.0 million of letters of credit in place for the following purposes: $36.5 million for workers' compensation, including collateral for workers compensation bonds; $24.0 million for UMWA retiree health care obligations; $147.8 million for collateral for reclamation surety bonds; $6.0 million for minimum royalty payment obligations for a closed mine in Utah; and $4.7 million for other miscellaneous obligations. Obligations secured by letters of credit may increase in the future. Any such increase would limit our available borrowing capacity under the Senior Credit Facilities and could negatively impact our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements.

Due to our participation in multi-employer pension plans, we may have exposure under those plans that extends beyond what our obligation would be with respect to our employees.

        We contribute to two multi-employer defined benefit pension plans administered by the UMWA. In 2003, our total contributions to these plans and other contractual payments under our UMWA wage agreement were approximately $1.1 million.

        In the event of a partial or complete withdrawal by us from any plan which is underfunded, we would be liable for a proportionate share of such plan's unfunded vested benefits. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan's unfunded vested benefits.

        In addition, if a multi-employer plan fails to satisfy the minimum funding requirements, the Internal Revenue Service, pursuant to Section 4971 of the Internal Revenue Code (the "Code") will impose an excise tax of 5% on the amount of the accumulated funding deficiency. Under Section 413(c)(5) of the Code, the liability of each contributing employer, including us, will be determined in part by each employer's respective delinquency in meeting the required employer contributions under the plan. The Code also requires contributing employers to make additional contributions in order to reduce the deficiency to zero, which may, along with the payment of the excise tax, have a material adverse impact on our financial results.

Our pension plans are currently underfunded and we may have to make significant cash payments to the plans, reducing the cash available for our business.

        We sponsor pension plans in the United States. In 2003, we contributed $20.0 million to our pension plans. We currently expect to make an additional contribution in 2004 of approximately $16.2 million. If the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be higher than we expect.

        As of December 31, 2003, our pension plans were underfunded by $64.4 million (based on the actuarial assumptions used for FAS 87 purposes). Our pension plans are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.

Our financial condition could be negatively affected if we fail to maintain satisfactory labor relations.

        As of December 31, 2003, the UMWA represented approximately 43% of our employees, who produced approximately 22% of our coal sales volume during 2003. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. Our existing collective bargaining agreements with the UMWA expire in 2007. If some or all of the affected employees strike, it could adversely affect our productivity, increase our costs and disrupt shipments.

        In November 2003, the UMWA held an election at our Rockspring mining facility in West Virginia. The UMWA challenged nine unopened ballots as being improperly cast by supervisors. The outcome of the election will depend on the decision of the National Labor Relation Board (the "NLRB") with respect to the nine challenged ballots, which ballots will not be opened until final resolution of the challenge. On February 5, 2004, the Regional Director of the NLRB ruled that only five of the nine challenged ballots could be counted. Both parties appealed to the full NLRB, and we are currently waiting a decision. If it is ultimately determined that the UMWA was validly elected, 270 employees, or approximately 10% of our total workforce, will become UMWA members. In the event the Rockspring mining facility becomes unionized, we will bargain in good faith towards an acceptable collective bargaining agreement. If we are unable to do so, there could be strikes or other work stoppages detrimental to the normal operation of the Rockspring mining facility.

A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity and competitive costs, which could adversely affect our profitability.

        Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In the event the shortage of experienced labor continues or worsens, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal.

Our ability to operate our company effectively could be impaired if we lose key personnel.

        We manage our business with a number of key personnel. We do not have "key person" life insurance to cover our executive officers. The loss of certain of these key individuals could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Key personnel may not continue to be employed by us or we may not be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Mining in Central Appalachia and Northern Appalachia is more complex and involves more regulatory constraints than mining in the other areas, which could affect the mining operations and cost structures of these areas.

        The geological characteristics of Central Appalachia and Northern Appalachia coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers' ability to use coal produced by, our mines in Central Appalachia and Northern Appalachia.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

        Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. The creditworthiness of certain of our customers and trading counterparties has deteriorated due to market conditions in 2003. If deterioration of the creditworthiness of electric power generator customers or trading counterparties continues, our business could be adversely affected. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.

Our Sponsors may have significant influence on our company, including control over decisions that require the approval of equityholders, whether or not such decision is believed by the other equityholders to be in their own best interests.

        After the consummation of this offering, assuming we pay an additional stock dividend of        shares to our existing stockholders if the underwriters do not exercise their option to purchase additional shares, our Sponsors will beneficially own approximately 46.3% of our common stock, or approximately 38.4% of our common stock if the underwriters exercise in full their option to purchase additional shares. As a result, our Sponsors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of equityholders regardless of whether or not other equityholders believe that any such transaction is in their own best interests. For example, our Sponsors could cause us to make acquisitions that increase our amount of indebtedness or sell revenue-generating assets. Furthermore, certain provisions in our amended and restated certificate of incorporation and bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote. See "Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws."

Our Sponsors may have conflicts of interest with us or you in the future.

        Our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, including, for example, First Reserve's and AMCI's aggregate 99% ownership interest in ANR Holdings, the parent company of Alpha Natural Resources, LLC. These other investments may create competing financial demands on our Sponsors, potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

If we do not implement all required corporate governance and accounting practices and policies you will not be afforded all of the protections available to shareholders of other companies and we may be unable to provide the required financial information in a timely and reliable manner.

        Prior to this offering, as a privately-held company, we were not subject to any of the corporate governance and financial reporting practices and policies required of a publicly-traded company. The controls and procedures that we will implement may not comply with all of these practices and policies. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

If we are a "controlled company" under the New York Stock Exchange rules we may be exempt from certain New York Stock Exchange corporate governance standards and you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        Depending upon the size of this offering, our Sponsors as a group may continue to control a majority of our outstanding common stock. As a result, we may be a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we may utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and compensation committees may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

        Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

There is no existing market for our common stock, and if one does not develop, you may not have adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our shares could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur.

These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        We, our executive officers, directors and all of the shareholders of Foundation Coal Holdings, Inc. existing prior to this offering have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.

        After this offering, we will have 44,392,433 shares of common stock outstanding. Of those shares, the 23,610,000 shares being offered hereby will be freely tradeable. The 17,240,933 shares that were outstanding immediately prior to this offering will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual and Securities Act restrictions. None of those shares may currently be resold under Rule 144(k) without regard to volume limitations and no shares may currently be sold subject to the volume, manner of sale and other conditions of Rule 144. However, after the expiration of the 180-day lock-up period, the Sponsors and their affiliates, which will collectively beneficially own 17,040,376 shares after this offering assuming the underwriters' option is exercised in full and the application of the estimated net proceeds therefrom, will have the ability to cause us to register the resale of their remaining shares.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted.

        Investors who purchase common stock in the offering will suffer immediate dilution of $9.47 per share in the pro forma net tangible book value per share. We also have a large number of outstanding stock options granted to members of management entitling them to purchase our common stock with exercise prices that are below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

Provisions in our certificate of incorporation and bylaws may discourage a takeover attempt even if doing so might be beneficial to our shareholders.

        Provisions contained in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

  •
  market demand for coal, electricity and steel;

  •
  future economic or capital market conditions;

  •
  weather conditions or catastrophic weather-related damage;

  •
  our production capabilities;

  •
  the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

  •
  our plans and objectives for future operations and expansion or consolidation;

  •
  our relationships with, and other conditions affecting, our customers;

  •
  timing of reductions or increases in customer coal inventories;

  •
  long-term coal supply arrangements;

  •
  risks in coal mining;

  •
  environmental laws, including those directly affecting our coal mining and production, and those affecting our customers' coal usage;

  •
  competition;

  •
  railroad, barge, trucking and other transportation performance and costs;

  •
  our assumptions concerning economically recoverable coal reserve estimates;

  •
  employee workforce factors;

  •
  regulatory and court decisions;

  •
  future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

  •
  changes in postretirement benefit and pension obligations;

  •
  our liquidity, results of operations and financial condition; and

  •
  other factors, including those discussed in "Risk Factors."

        You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $396.4 million, assuming an initial public offering price per share of $18.00. We intend to use approximately $44.4 million of the net proceeds to repay certain of our indebtedness and $2.0 million for other general corporate purposes (in each case assuming an initial public offering price per share of $18.00). We intend to use the remaining net proceeds of approximately $350.0 million ($345.9 million assuming our existing stockholders who are members of management receive their dividend in shares of common stock instead of cash), assuming an initial public offering price per share of $18.00, to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management. In the event that our existing stockholders who are members of management receive their share of the dividend in shares of common stock instead of cash, we will use the $4.1 million of proceeds to repay indebtedness or for general corporate purposes. We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares to pay an additional dividend to our existing stockholders. In the event the underwriters exercise their option to purchase additional shares, the amount available to repay debt would be reduced to $40.4 million as a result of payment by us of the underwriting discount. However, in the event management receives their dividend in stock as described above, such amount would then increase to $44.5 million.

        The determination whether to pay management's share of the dividend in additional shares or in cash will be made by the board of directors in its discretion at the time of declaration of the dividend, which we expect to be prior to consummation of this offering. We currently expect that the board will declare management's share of the dividend in additional shares of common stock.

        Any change in the amount of net proceeds raised in the offering will either increase or decrease the cash dividend to be paid to our existing stockholders, as the case may be, but will not materially affect the amount of debt to be repaid.

        We currently expect that the indebtedness to be repaid with a portion of such net proceeds will be a portion of our term loan under the Senior Credit Facilities. The term loan currently accrues interest at LIBOR plus 2% per annum and is due to mature in seven years, with quarterly amortization prior thereto. The proceeds from the term loan were used, together with other related financings, to finance the Acquisition and to pay related transaction fees and expenses incurred in connection with the Acquisition and the related financings.

DIVIDEND POLICY

        Immediately prior to the consummation of this offering, we intend to declare three dividends, which will be payable to our existing stockholders on the record date to be set for those dividends.

  •
  The first dividend will be a cash dividend of $350.0 million ($345.9 million if our existing stockholders who are members of management receive their share of the dividend in shares of common stock instead of cash), assuming an initial public offering price per share of $18.00, which we will pay to our existing stockholders out of a portion of the net proceeds from this offering.

  •
  The second dividend will be a cash dividend of up to $63.7 million, assuming an initial public offering price per share of $18.00, which we will pay to our existing stockholders with all of the proceeds we receive from the shares sold pursuant to the underwriters' option to purchase additional shares.

  •
  The third dividend will be a stock dividend of up to 3,541,500 shares of our common stock, which we will pay to our existing stockholders, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

        We expect our board to declare an initial quarterly dividend at a rate that will be between $.04 and $.05 per share. We expect our board to continue to declare quarterly dividends at such rate for the foreseeable future. The board will determine the amount of any future dividends from time to time based on (a) our results of operations and the amount of our surplus available to be distributed, (b) dividend availability and restrictions under our credit agreement and indenture, (c) the dividend rate being paid by comparable companies in the coal industry, (d) our liquidity needs and financial condition and (e) other factors that our board of directors may deem relevant. Foundation PA Coal Company's Senior Credit Facilities and indenture governing the Notes currently limit the amount that Foundation Coal Corporation, in the case of the indenture, and its direct parent, in the case of the Senior Credit Facilities, can pay as dividends to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more detail on such limits.

MARKET AND INDUSTRY DATA AND FORECASTS

        In this prospectus, we rely on and refer to information regarding the coal industry in the United States and internationally from the U.S. Department of Energy ("DOE"), the U.S. Energy Information Administration ("EIA"), the National Mining Association ("NMA"), the National Energy Technology Laboratory ("NETL"), the Bureau of Economic Analysis, Bloomberg L.P. and Platts Research and Consulting ("Platts"). These organizations are not affiliated with us. They are not aware of and have not consented to being named in this prospectus. We believe that this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We have made determinations based on publicly available information of production by competitors and our internal estimates of competitors' production based on discussions with industry participants. Statements relating to our leadership in safety and environmental performance are based on our receipt of numerous awards from state and federal agencies, including awards from MSHA, the principal federal agency regulating health and safety in the coal mining industry, and the Office of Surface Mining, the principal federal agency regulating environmental performance in the coal mining industry.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 (i) on an actual basis and (ii) on an as adjusted basis to reflect:

  •
  the sale by us of approximately 23,610,000 shares of our common stock in this offering at an assumed initial public offering price of $18.00, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses;

  •
  the application of the estimated net proceeds as described under "Use of Proceeds";

  •
  the 196,000 for one stock split effected on August 10, 2004;

  •
  the 0.879639 for one reverse stock split with respect to shares and 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of the offering; and

  •
  the stock dividend of 3,541,500 additional shares to our existing stockholders shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option.

        You should read the information in this table in conjunction with "Unaudited Consolidated Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Foundation Coal Holdings, Inc. included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted for the Offering and the Stock Splits
	(unaudited) (dollars in millions)
Cash and cash equivalents (1)	$39.1	$39.1

Debt of our subsidiaries:
Revolving credit facility (2)	$—	$—
Term loan facility	470.0	425.6
Other debt	0.1	0.1
7 1/4% Senior Notes due 2014	300.0	300.0

Total debt	770.1	725.7

Common stockholders' equity
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 19,600,000 shares issued and outstanding, actual and 44,392,433 shares issued and outstanding, as adjusted for the offering and the stock splits	0.2	0.4
Additional paid-in capital	195.8	252.3
Retained earnings (accumulated deficit)	10.3	(1.9)

Total stockholders' equity	206.3	250.8

Total capitalization	$976.4	$976.5

(1)
Cash and cash equivalents does not include $8.0 million of purchase price adjustment received in early October 2004, related to the acquisition of RAG American Coal Holding, Inc.

(2)
The revolving credit facility provides for availability of up to $350.0 million, including up to $250.0 million of letters of credit. As of September 30, 2004, we had $219.0 million of letters of credit outstanding, resulting in availability under the revolving credit facility of $131.0 million.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of September 30, 2004, divided by the number of shares of our common stock that would have been held by our existing stockholders had (i) the 0.879639 for one reverse stock split with respect to shares and 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of the offering and (ii) the stock dividend of 3,541,500 additional shares to our existing stockholders shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option, been made as of September 30, 2004. On a pro forma basis, after giving effect to:

  •
  the sale of 23,610,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the price range on the cover of this prospectus, after deducting the underwriting discount, and

  •
  the payment of the $350.0 million dividend ($345.9 million if our existing stockholders who are members of management receive their dividend in shares of common stock instead of cash) that we intend to declare prior to the consummation of this offering to the existing stockholders, our pro forma net tangible book value as of September 30, 2004 would have been $378.6 million, or $8.53 per share of common stock. This represents an immediate decrease in net tangible book value of $7.55 per share to the existing stockholders and an immediate dilution in net tangible book value of $9.47 per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$18.00
Net tangible book value per share at September 30, 2004	$16.08
Decrease in net tangible book value per share attributable to existing stockholders	7.55

Pro forma net tangible book value per share after the offering		8.53

Dilution per share to new investors		$9.47

        We will reduce the number of shares that we will issue to our existing stockholders in the stock dividend described in clause (iii) above by the number of shares sold to the underwriters pursuant to their option to purchase additional shares. We will also pay to our existing stockholders a cash dividend equal to all proceeds we receive from any such sale to the underwriters. As a result, our pro forma net tangible book value will not be affected by the underwriters' exercise of their option to purchase shares.

        The following table summarizes, on a pro forma basis as of September 30, 2004 after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering;

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	20,782,433	47%	$(154,000,000)	(57)%	$(7.41)
New investors	23,610,000	53%	424,980,000	157%	18.00

Total	44,392,433	100%	$270,980,000	100%	6.10

        Total consideration and average price per share paid by the existing stockholders in the table above give effect to the $350.0 million dividend we intend to pay to the existing stockholders in connection with this offering. As the table indicates, the existing stockholders' total consideration for its shares is $(154.0) million, with an average share price of $(7.41), which means that the existing stockholders in the aggregate will have received $154.0 million more than they originally invested.

        The tables and calculations above assume no exercise of outstanding options.

        The number of shares held by existing stockholders will be reduced to the extent the underwriters exercise their option to purchase additional shares. If the underwriters fully exercise their option the existing stockholders will own a total of 17,240,933 shares or approximately 39% of our total outstanding shares which will increase the average price paid by the existing stockholders per share to $11.37 (or after giving effect to the cash dividends contemplated in connection with this offering, decrease the average price paid by the existing stockholders per share to $(12.63)).

        As of September 30, 2004 and after giving effect to the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering, there were 3,536,431 shares of our common stock issuable upon exercise of outstanding options, of which 982,342 shares are issuable at an average exercise price per share of $4.87 as time options and 2,554,089 shares are issuable at an average exercise price per share of $8.53 as time-accelerated options. The earliest date upon which a portion of the options will vest and become exercisable is December 31, 2004. To the extent that these options are exercised, there will be further dilution to new investors. See "Management — 2004 Stock Incentive Plan" and "Shares Eligible for Future Sale — Stock Options."

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma financial information is based on the audited and unaudited consolidated financial statements of RAG American Coal Holding, Inc. and subsidiaries and Foundation Coal Holdings, Inc. and subsidiaries appearing elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of the Transactions (including the preliminary application of purchase accounting) and the offering. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements of RAG American Coal Holding, Inc. and subsidiaries and Foundation Coal Holdings, Inc. and subsidiaries and other financial information appearing elsewhere in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The unaudited pro forma balance sheet gives effect to the offering as if it had occurred on September 30, 2004. The unaudited pro forma statements of operations give effect to the Transactions and the offering as if they had occurred on January 1, 2003.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

        The pro forma adjustments reflect our preliminary estimates of the purchase price allocation, which may change upon finalization of appraisals and other valuation studies that we have arranged to obtain. An increase in purchase price allocated to inventory would impact cost of coal sales subsequent to the acquisition date. An increase in purchase price allocated to coal reserves, property, plant and equipment, coal supply agreements or other intangible assets would result in additional depreciation, depletion and amortization expense which may be significant.

        The unaudited pro forma statements of operations data do not reflect certain one-time charges that we recorded or will record following the closing of the Transactions and this offering. These one-time charges include (1) an approximately $3.8 million ($2.4 million after tax) non-cash charge for the manufacturing profit added to inventory under purchase accounting, (2) a $1.1 million ($0.7 million after tax) write-off of deferred financing fees associated with the redemption of a portion of our term loan with a portion of the proceeds of this offering and (3) a $2.0 million charge ($1.2 million after tax) associated with the fee paid to sponsors in connection with the termination of the monitoring agreement with the Sponsors.

        The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

Unaudited Pro Forma Balance Sheet

	As of September 30, 2004
	Historical	Offering Adjustments		Pro Forma
	(in millions)
Assets
Cash and cash equivalents	$39.1	$—		$39.1
Trade receivables, net	76.9	—		76.9
Inventories, net	20.0	—		20.0
Deferred overburden removal costs	10.1	—		10.1
Deferred income taxes	18.5	—		18.5
Other current assets	33.0	—		33.0

Total current assets	197.6	—		197.6
Owned surface lands	29.4	—		29.4
Owned and leased mineral rights	1,282.3	—		1,282.3
Plant, equipment and mine development costs, net	511.8	—		511.8
Coal supply agreements, net	78.7	—		78.7
Other noncurrent assets	39.1	(1.1	)(a)	38.0

Total assets	$2,138.9	$(1.1)		$2,137.8

Liabilities and Stockholders' Equity
Current portion of term loan	$4.7	$—		$4.7
Trade accounts payable	24.1	—		24.1
Accrued expenses and other current liabilities	136.2	(1.2)	(a)(b)	135.0

Total current liabilities	165.0	(1.2)		163.8
Long-term debt, excluding current portion	0.1	—		0.1
Term loan	465.3	(44.4)	(a)	420.9
Senior notes	300.0	—		300.0
Deferred income taxes	135.3	—		135.3
Noncurrent coal supply agreements	206.5	—		206.5
Other noncurrent liabilities	660.4	—		660.4

Total liabilities	1,932.6	(45.6)		1,887.0
Total stockholders' equity	206.3	44.5	(a)(b)	250.8

Total liabilities and stockholders' equity	$2,138.9	$(1.1)		$2,137.8

See accompanying notes to unaudited pro forma balance sheet.

Notes to Unaudited Pro Forma Balance Sheet

(a)
Reflects the use of the proceeds to us of this offering, net of fees and expenses, to repay $44.4 million of our term loan facility and the related estimated write-off of $1.1 million ($0.7 million after tax) of unamortized deferred debt issuance costs. See "Use of Proceeds."

(b)
Reflects the assumed gross proceeds of $425.0 million from the issuance of new shares, net of fees and expenses of $28.6 million. Approximately $350.0 million of the net proceeds from the offering is assumed to be used to pay a dividend to our existing stockholders and $2.0 million ($1.2 million after tax) is assumed to be used to pay a termination fee related to the monitoring agreement with the Sponsors. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions."

Unaudited Pro Forma Statement of Operations Data
For the Nine Months Ended September 30, 2004

	Predecessor	Successor
	Period January 1 to July 29, 2004	Period July 30 to September 30, 2004	Transaction Adjustments		Offering Adjustments		Pro Forma
	(in millions except per share amounts)
Statement of Operations Data:
Revenues:
Coal sales	$544.9	$180.4	$—		$—		$725.3
Other revenues	6.1	2.8	—		—		8.9

	551.0	183.2	—		—		734.2

Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	484.5	147.6	(13.7	)(a)	—		618.4
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	27.4	6.8	(1.2	)(b)	—		33.0
Accretion on asset retirement obligations	4.0	1.3	0.9	(c)	—		6.2
Depreciation, depletion and amortization	61.2	26.2	40.0	(d)	—		127.4
Amortization of coal supply agreements	8.8	(22.5)	(19.4	)(e)	—		(33.1)

	585.9	159.4	6.6		—		751.9

Income (loss) from operations	(34.9)	23.8	(6.6)		—		(17.7)
Other income (expense):
Interest expense	(18.0)	(8.5)	(12.5	)(f)	1.3	(i)	(37.7)
Loss on termination of hedge accounting for interest rate swaps	(48.9)	—	—		—		(48.9)
Contract settlement	(26.0)	—	—		—		(26.0)
Loss on early debt extinguishment	(21.7)	—	—		—		(21.7)
Mark-to-market gain (loss) on interest rate swaps	5.8	(0.1)	—		—		5.7
Interest income	1.3	0.2	—		—		1.5

Income (loss) from continuing operations before tax	(142.4)	15.4	(19.1)		1.3		(144.8)
Income tax expense (benefit)	(51.8)	5.1	(7.3	)(g)	0.5	(g)	(53.5)

Income (loss) from continuing operations	$(90.6)	$10.3	$(11.8	)(h)	$0.8		$(91.3)

Basic and Diluted Earnings Per Share Data (j)
Earnings per share							$(2.06)

Weighted average shares							44.4

See accompanying notes to unaudited pro forma statement of operations data.

Unaudited Pro Forma Statement of Operations Data
Year Ended December 31, 2003

	Predecessor Historical	Transaction Adjustments		Offering Adjustments		Pro Forma
	(in millions, except per share amounts)
Statement of Operations Data:
Revenues:
Coal sales	$976.0	$—		$—		$976.0
Other revenues	18.3	—		—		18.3

	994.3	—		—		994.3

Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	798.3	(10.9	)(a)	—		787.4
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	45.3	(0.5	)(b)	—		44.8
Accretion on asset retirement obligations	7.0	1.2	(c)	—		8.2
Depreciation, depletion and amortization	99.8	45.7	(d)	—		145.5
Amortization of coal supply agreements	17.9	(121.4	)(e)	—		(103.5)

	968.3	(85.9)		—		882.4

Income from operations	26.0	85.9		—		111.9
Other income (expense):
Interest expense	(46.9)	(5.3	)(f)	1.7	(i)	(50.5)
Loss on termination of hedge accounting for interest rate swaps	—	—		—		—
Interest income	3.2	—		—		3.2
Litigation settlements	43.5	—		—		43.5

Income (loss) from continuing operations before tax	25.8	80.6		1.7		108.1
Income tax expense (benefit)	(0.2)	30.6	(g)	0.7	(g)	31.1

Income (loss) from continuing operations	$26.0	$50.0	(h)	$1.0		$77.0

Basic Earnings Per Share Data (j):
Earnings per share						$1.73

Weighted average shares						44.4

Diluted Earnings Per Share Data (j):
Earnings per share						$1.66

Weighted average shares						46.5

See accompanying notes to unaudited pro forma statement of operations data.

Notes to Unaudited Pro Forma Statement of Operations Data

Transaction Adjustments

(a)
Reflects the adjustment to cost of coal sales for purchase accounting as follows:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Profit in inventory included in cost of sales (1)	$—	$3.8
Purchase accounting for benefits (2)	10.9	9.9

	$10.9	$13.7

  (1)
  Reflects the elimination of the incremental cost of coal sales recorded in the period from July 31, 2004 to September 30, 2004 arising from the preliminary estimate of manufacturing profit added to inventory under purchase accounting.

  (2)
  Reflects the adjustment to cost of coal sales for purchase accounting for pensions, black lung and other postretirement benefits ("OPEB") resulting from the elimination of amortization of unrecognized actuarial losses, prior service costs and transition obligations.

(b)
Reflects the adjustment to selling, general and administrative expenses for purchase accounting as follows:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Purchase accounting for benefits (1)	$0.5	$0.4
Sponsor monitoring fee (2)	—	0.8

	$0.5	$1.2

  (1)
  Reflects the adjustment to selling, general and administrative expenses for purchase accounting for pensions, black lung and OPEB resulting from the elimination of amortization of unrecognized actuarial losses, prior service costs and transition obligations.

  (2)
  Reflects the adjustment to selling, general and administrative expenses for the elimination of the charge related to the annual monitoring fee that we pay to the Sponsors since we assume the annual monitoring fee will be terminated at the time of the offering.

(c)
Reflects the purchase accounting adjustment to accretion on asset retirement obligations.

(d)
Reflects the adjustment to depreciation, depletion and amortization for purchase accounting adjustments to plant, equipment and mine development costs and owned and leased mineral rights. Costs to obtain mineral rights are amortized on the units-of-production method. Mine development costs are amortized principally using the straight-line method over the period during which each capitalized expenditure benefits production. Mobile mining equipment and other fixed assets are depreciated on a straight-line basis over estimated useful lives ranging from 1 to 20 years or on a units-of-production basis. Leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is shorter.

(e)
Reflects the adjustment to amortization of coal supply agreements based on the anticipated amortization to be recorded in the period following the Transactions. Coal supply agreements are amortized over the term of the contracts based on the tons of coal shipped under each contract. Amortization levels are expected to decline as purchased sales contracts expire. Based on expected shipments under these coal supply agreements, we anticipate actual amortization credit of

  $64.0 million for the period from July 30 to December 31, 2004, $67.0 million in 2005, $15.0 million in 2006 and $1.0 million in 2007.

(f)
Represents pro forma interest expense resulting from our new capital structure using, in the case of revolving and term loan borrowings, an assumed LIBOR rate of 1.52% as follows:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	(in millions)
Revolving credit facility (1)	$—	$—
Term loan facility (2)	16.5	12.4
Senior Notes (3)	21.8	16.3
Cost of surety bonding (4)	3.6	2.7
Assumed capital leases (5)	0.1	—
Letter of credit fees (6)	4.9	3.7
Commitment fees (7)	0.8	0.6

Total cash interest expense	47.7	35.7
Amortization of capitalized debt issuance costs (8)	4.5	3.3

Total pro forma interest expense	52.2	39.0
Less historical interest expense	(46.9)	(26.5)

Net adjustment to interest expense	$5.3	$12.5

  (1)
  Reflects pro forma interest expense on our new revolving credit facility at an assumed interest rate of LIBOR plus 2.50% on an average outstanding balance of $0.0 million. A portion of the revolving credit facility was drawn at closing and immediately repaid with cash available at the Acquired Companies.

  (2)
  Reflects pro forma interest expense on the term loan facility at an assumed interest rate of LIBOR plus 2.00%.

  (3)
  Reflects pro forma interest expense on the Notes at a fixed interest rate of 7.25%.

  (4)
  Reflects fees of 1.50% on an estimated $241.4 million of surety bonding.

  (5)
  Reflects historical cash interest expense on $0.9 million of assumed capital lease obligations that are not being refinanced.

  (6)
  Reflects fees of 2.50% on an estimated $196.8 million of letters of credit outstanding.

  (7)
  Reflects commitment fees of 0.50% on an estimated $153.2 million average available balance under the revolving credit facility (after reduction for letters of credit).

  (8)
  Reflects non-cash amortization of capitalized debt issuance costs. These costs are amortized over the term of the related facility (five years for the revolving credit facility, seven years for term loan facility and ten years for the Notes).

  A 1/8% change in interest rates would have the following effect on pro forma interest expense:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	(in millions)
Senior Credit Facilities	$0.6	$0.4

(g)
Represents the tax effect of the pro forma adjustments, calculated at a 38% statutory rate.

(h)
The pro forma adjustments reflect our preliminary estimates of the purchase price allocation, which may change upon finalization of appraisals and other valuation studies that we have arranged to obtain. Ultimately, the portion of the purchase price allocated to these assets and to deferred tax assets and liabilities may change, and the changes may be significant. Additional purchase price allocated to inventory would impact cost of coal sales subsequent to the acquisition date. Additional purchase price allocated to owned and leased mineral rights, property, plant and equipment, coal supply agreements or other intangible assets would result in additional depreciation, depletion and amortization expense which is not included in the pro forma statement of operations data.

Offering Adjustments

(i)
Reflects the reduction of pro forma interest expense based upon the repayment of $44.4 million of our term loan facility with the net proceeds from this offering.

(j)
Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect (1) the 196,000 for one stock split effected on August 10, 2004, (b) the 0.879639 for one reverse stock split we expect to effect immediately prior to the consummation of this offering and (c) the stock dividend of 3,541,500 shares to our existing stockholders that will be made shortly after the expiration of the underwriters' option to purchase additional shares assuming no exercise of that option and is comprised of approximately 17,240,933 shares of our common stock outstanding immediately prior to this offering plus 23,610,000 shares of our common stock being offered hereby and the stock dividend of 3,541,500 shares. Pro forma weighted average shares for purposes of the unaudited pro forma diluted net income (loss) per share calculation has been adjusted to reflect the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering. Since we had a pro forma net loss for the nine months ended September 30, 2004, shares issuable pursuant to the options that would have had an antidilutive effect have been excluded from the computation of pro forma diluted net income (loss) per share for this period. See "Management-2004 Stock Incentive Plan."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        Foundation Coal Holdings, Inc. is a recently formed company which does not have, apart from this offering, any independent external operations, assets or liabilities, other than through its subsidiaries. Prior to the acquisition of RAG American Coal Holdings, Inc. on July 30, 2004, Foundation Coal Holdings, Inc. did not have any assets, liabilities or results of operations. Therefore, the selected historical consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 have been derived from the audited consolidated financial statements of RAG American Coal Holding, Inc., the predecessor to Foundation Coal Holdings, Inc., which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected historical consolidated financial data as of and for the years ended December 31, 2000 and 1999 and as of and for the nine months ended September 30, 2003 and the period from January 1, 2004 to July 29, 2004 have been derived from the unaudited consolidated financial statements of RAG American Coal Holding, Inc., which have been prepared on a basis consistent with the audited consolidated financial statements as of and for the year ended December 31, 2003. The selected historical consolidated financial data as of and for the period from July 30, 2004 to September 30, 2004 have been derived from the unaudited consolidated financial statements of Foundation Coal Holdings, Inc. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The successor balance sheet data and pro forma adjustments used in preparing the pro forma financial data reflect our preliminary estimates of the purchase price allocation, which may change upon finalization of appraisals and other valuation studies that we have arranged to obtain. The audited consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements as of and for the nine-month period ended September 30, 2003, for the period from January 1, 2004 to July 29, 2004 and as of and for the period from July 30, 2004 to September 30, 2004, are included elsewhere in this prospectus.

        You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial information included elsewhere in this prospectus, including the consolidated financial statements and related notes thereto.

	Predecessor							Successor
	Year Ended December 31,					Nine Months Ended September 30,	Period January 1 to July 29,	Period February 9 to September 30,
	1999 (1)	2000	2001	2002	2003	2003	2004	2004
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)
	(in millions except per share data)
Statement of Operations Data:
Revenues:
Coal sales	$431.3	$728.9	$746.4	$891.8	$976.0	$732.0	$544.9	$180.4
Other revenues (2)	9.1	20.4	32.8	12.9	18.3	12.9	6.1	2.8

	440.4	749.3	779.2	904.7	994.3	744.9	551.0	183.2

Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	359.2	605.6	605.5	699.8	798.3	597.7	484.5	147.6
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	18.3	36.4	36.9	45.1	45.3	32.6	27.4	6.8
Accretion on asset retirement obligations	—	—	—	—	7.0	5.2	4.0	1.3
Depreciation, depletion and amortization	44.5	80.9	83.8	91.6	99.8	74.5	61.2	26.2
Amortization of coal supply agreements	14.8	20.8	16.9	17.5	17.9	13.8	8.8	(22.5)
Asset impairment charges (3)	2.9	—	16.6	7.0	—	—	—	—

	439.7	743.7	759.7	861.0	968.3	723.8	585.9	159.4

Income (loss) from operations	0.7	5.6	19.5	43.7	26.0	21.1	(34.9)	23.8

Other income (expense):
Interest expense	(31.6)	(55.6)	(52.5)	(48.9)	(46.9)	(35.7)	(18.0)	(8.5)
Loss on termination of hedge accounting for interest rate swaps (4)	—	—	—	—	—	—	(48.9)	—
Contract settlement	—	—	—	—	—	—	(26.0)	—
Loss on early debt extinguishment	—	—	—	—	—	—	(21.7)	—
Mark-to-market gain (loss) on interest rate swaps	—	—	—	—	—	—	5.8	(0.1)
Interest income	5.0	7.3	6.8	12.3	3.2	2.5	1.3	0.2
Minority interest (5)	(1.7)	0.2	15.0	—	—	—	—	—
Litigation settlements (6)	—	—	—	—	43.5	43.5	—	—
Arbitration award (6)	—	—	—	31.1	—	—	—	—
Insurance settlements (7)	14.3	7.7	31.2	—	—	—	—	—

Income (loss) from continuing operations before income tax expense (benefit)	(13.3)	(34.8)	20.0	38.2	25.8	31.4	(142.4)	15.4
Income tax expense (benefit)	(10.6)	(10.8)	3.9	13.1	(0.2)	1.9	(51.8)	5.1

Income (loss) from continuing operations (11)(12)	(2.7)	(24.0)	16.1	25.1	26.0	29.5	(90.6)	10.3
Income (loss) from discontinued operations net of income tax expense (8)	0.1	(1.2)	9.9	8.1	10.1	6.7	2.3	—
Gain on disposal of discontinued operations, net of income tax expense	—	—	—	—	—	—	20.8	—
Cumulative effect of accounting changes, net of tax benefit (9)	—	—	—	—	(3.6)	(3.6)	—	—

Net income (loss)	$(2.6)	$(25.2)	$26.0	$33.2	$32.5	$32.6	$(67.5)	$10.3

Earnings per share data:
Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$(19.27)	$(175.38)	$117.58	$182.91	$189.64	$215.07	$(660.56)	$0.52
Income and gain on disposition of discontinued operations, net of income taxes	0.98	(8.57)	72.10	58.74	73.98	49.29	168.18	—
Cumulative effect of accounting changes, net of income taxes	—	—	—	—	(26.61)	(26.61)	—	—

Net income (loss)	$(18.29)	$(183.95)	$189.68	$241.65	$237.01	$237.75	$(492.38)	$0.52

Weighted average shares	0.1	0.1	0.1	0.1	0.1	0.1	0.1	19.6
Balance Sheet Data (at period end):
Cash and cash equivalents	$109.3	$48.3	$20.2	$21.8	$7.6	$7.6		$39.1
Cash on deposit with RAG Coal International AG	—	48.8	137.7	66.5	233.0	173.4		—
Cash pledged	—	—	—	75.0	20.0	20.0		—
Total assets	1,994.6	1,902.5	1,849.1	1,861.8	1,864.8	1,847.6		2,138.9
Total debt	$831.2	$756.7	$697.0	$656.8	$616.5	$616.5		$770.1
Stockholder's equity	504.4	488.5	489.0	487.9	523.2	523.5		206.3
Statement of Cash Flows Data:
Net cash provided by (used in) continuing operations:
Operating activities	$37.8	$92.3	$97.0	$136.2	$197.7	$125.7	$(8.0)	$24.9
Investing activities	(1,013.6)	(69.0)	(8.3)	(105.2)	(92.7)	(68.0)	(50.7)	(924.1)
Financing activities	1,030.2	(103.2)	(148.6)	(44.1)	(151.7)	(92.1)	(127.9)	938.3
Capital expenditures	46.8	68.5	100.0	118.9	97.1	71.3	52.7	12.7
Other Financial Data:
EBITDA (10)(11)(12)			$166.4	$183.9	$187.2	$152.9	$(55.7)	$27.4
Cumberland mine force majeure (13)			—	—	—	—	31.1	—

(1)
Effective July 1, 1999, we acquired the coal mining and marketing subsidiaries of Cyprus Amax Minerals Company located in the United States for a net cash purchase price of $975.6 million.

  The acquired coal operations consisted of seven underground mines, five of which are longwall operations, and two large surface mines. This acquisition was accounted for using the purchase method of accounting.

(2)
Other revenues include gains on disposition of assets and other non-coal sales revenues. In 2001, other revenues included $11.5 million related to the termination of a royalty agreement in conjunction with the closure of Willow Creek and $2.6 million for management services provided to an affiliate of RAG AG. See note 20 to the consolidated financial statements for additional details of other revenue.

(3)
Asset impairment charges consisted of $2.9 million in 1999 for the write-down of a 50% investment in a coal loading operation (KenWest Terminals LLC) which was sold for a gain of $0.7 million in 2000. Asset impairment charges in 2001 consisted of $8.6 million for the write-off of a 5% investment in Los Angeles Export Terminal, Inc. which we disposed of effective December 31, 2003 and $8.0 million for the write-off of the Red Ash plant in West Virginia. Asset impairment charges in 2002 consisted of $7.0 million for the write-down of a 55% investment in a Wyoming coal bed methane joint venture; this joint venture is accounted for under the proportional consolidation method.

(4)
Expenses resulting from loss on termination of hedge accounting for interest rate swaps represents a non-cash charge equal to the fair value of our pay-fixed receive-variable interest rate swaps on February 29, 2004, the date the swaps ceased to qualify for hedge accounting as a result of the required repayment of the related notes due to the sale of our Colorado operations. An additional non-cash mark-to-market gain of $5.8 million was incurred in the period February 29 to April 27, 2004. The swap was settled on April 27, 2004. See note 24 to the consolidated financial statements for additional information.

(5)
Minority interests consisted of a 20% interest in Neweagle Industries Inc. that was purchased by us on September 30, 2000 for a net cash purchase price of $21.4 million and a 15% interest in Plateau Mining Corporation, the subsidiary that owned and operated Willow Creek, that was purchased by us on December 10, 2001 for $11.5 million. These acquisitions of minority interests were accounted for using the purchase method of accounting.

(6)
Represents arbitration and litigation settlements recorded in 2002 and the first half of 2003.

(7)
On November 25, 1998 and July 31, 2000, underground mine fires occurred at the Willow Creek mine in Utah. After the second fire, we decided not to reopen the mine. We had both property damage and business interruption insurance coverage for the losses associated with these fires. Insurance proceeds in excess of the book value of net assets and closure costs were recognized as other income.

(8)
On February 29, 2004, RAG Coal International AG, the parent of RAG American Coal Holding, Inc. signed an agreement to sell the active Twentymile mine and certain inactive or closed properties in Colorado and Wyoming to a third party. Accordingly, the results of the Colorado operations are shown as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). The sale closed on April 15, 2004. Proceeds from the sale were used to repay certain debt and accrued interest and to settle related interest rate swaps.

(9)
Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). See note (2) to the consolidated financial statements for additional information.

(10)
EBITDA, a measure expected to be used by management to measure performance, is defined as income (loss) from continuing operations, plus interest expense, net of interest income, income tax expense (benefit), and depreciation, depletion and amortization. Our management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

  Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not reflect certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance".

  EBITDA is calculated and reconciled to income (loss) from continuing operations in the table below.

	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30,	Period January 1 to July 29,	Period February 9 to September 30,
	2001	2002	2003	2003	2004	2004
	(in millions)
Income (loss) from continuing operations	$16.1	$25.1	$26.0	$29.5	$(90.6)	$10.3
Interest expense	52.5	48.9	46.9	35.7	18.0	8.5
Interest income	(6.8)	(12.3)	(3.2)	(2.5)	(1.3)	(0.2)
Income tax expense (benefit)	3.9	13.1	(0.2)	1.9	(51.8)	5.1
Depreciation, depletion and amortization	83.8	91.6	99.8	74.5	61.2	26.2
Coal supply agreement amortization	16.9	17.5	17.9	13.8	8.8	(22.5)

EBITDA	$166.4	$183.9	$187.2	$152.9	$(55.7)	$27.4

(11)
Income (loss) from continuing operations and EBITDA, as defined above, were impacted by the following non-cash charges (income):

	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30,	Period January 1 to July 29,	Period February 9 to September 30,
	2001	2002	2003	2003	2004	2004
	(in millions)
Interest rate swaps (a)	$—	$—	$—	$—	$43.1	$0.1
Early debt extinguishment costs	—	—	—	—	21.7	—
Accretion on asset retirement obligations / reclamation expense	5.1	5.5	7.0	5.2	4.0	1.3
Asset impairment charges	16.6	7.0	—	—	—	—
Amortization included in employee benefits expenses (b)	2.9	6.1	11.4	8.1	10.3	—
Minority interest	(15.0)	—	—	—	—	—
Profit in inventory (c)	—	—	—	—	—	3.8

  (a)
  The amount for the Predecessor includes $48.9 million of expense resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps less $5.8 million mark-to-market adjustment. See note (3) above. Under the terms of the stock purchase agreement, we did not assume any existing interest rate swaps. The amount for the Successor includes the mark-to-market loss on interest rate swaps not yet designated as cash flow hedges.

  (b)
  Represents the portion of pension, other post-retirement and black lung expense resulting from amortization of unrecognized actuarial losses, prior service costs and transition obligations.

  (c)
  Represents incremental cost of sales recorded in the period arising from the preliminary estimate of profit added to inventory in purchase accounting.

(12)
Income (loss) from continuing operations and EBITDA, as defined above, were also impacted by the following unusual (income) expense:

	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30,	Period January 1 to July 29,	Period February 9 to September 30,
	2001	2002	2003	2003	2004	2004
	(in millions)
Litigation/arbitration/contract settlements, net (a)	$1.0	$(24.3)	$(41.9)	$(42.0)	$28.9	$—
Transactions bonus (b)	—	—	—	—	1.8	—
Long-term incentive plan expense (c)	1.5	1.0	3.9	2.2	2.4	—
Insurance recoveries	(31.2)	—	—	—	—	—
Terminated royalty agreement	(11.5)	—	—	—	—	—
Gain on asset sales and sale of affiliates	(3.8)	(3.4)	(4.8)	(4.6)	(1.0)	—
Other (d)	(2.6)	—	—	—	—	0.8

  (a)
  Represents arbitration awards and litigation settlements, net of related legal and tax fees. Legal and tax fees associated with these settlements were $1.0 million in 2001, $6.8 million in 2002, $1.6 million in 2003 (including an estimated $1.5 million recorded in the nine months ended September 30, 2003), and $0.5 million in the period January 1 to July 29, 2004.

  (b)
  Represents the cost of a one-time bonus awarded to certain employees in connection with the Transactions.

  (c)
  Represents the cost of a long-term incentive plan instituted by the Seller in 2001 that was terminated prior to closing as required by the change in control provisions in the plan agreement. We have implemented a management equity program that will not result in a cash cost to us.

  (d)
  Represents $2.6 million from management services provided to an affiliate of RAG Coal International AG in 2001 by the Predecessor and a $0.8 million sponsor monitoring fee recorded by the Successor which will be terminated in connection with the offering.

(13)
Represents the estimated impact on EBITDA of the temporary idling of our Cumberland mine in the first half of 2004 as a result of a revised interpretation of mine ventilation laws by MSHA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 25 to the consolidated financial statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

        We are the fourth largest coal company in the United States operating nine mining complexes that consist of thirteen individual coal mines. Our mining operations are located in southwest Pennsylvania, southern West Virginia, southern Illinois and the southern Powder River Basin region of Wyoming. Three of our mining complexes are surface mines, two of our complexes are underground mines using highly efficient longwall mining technology and the remaining four complexes are underground mines that utilize continuous miners. In addition to mining coal, we also purchase coal from other producers and utilize it with our own production in coal brokering and trading activities.

        Our primary product is steam coal, most sales of which are made to electric power generators located in the United States. Approximately 9% of our 2003 sales revenue was made from the sale of metallurgical coal to the domestic and export metallurgical coal markets where it is used to make coke for steel production.

        While the majority of our revenues are derived from the sale of coal, we also realize revenues from coal production royalties, override royalty payments from a coal supply agreement now fulfilled by another producer, fees from the processing of our production by a synfuel facility, and fees to transload coal through our Rivereagle facility on the Big Sandy River.

        From July 1, 1999 through July 29, 2004, we were a stand-alone wholly owned subsidiary of RAG Coal International AG ("RAG") headquartered in Essen, Germany. In October 2003, RAG announced its intention to divest its international mining subsidiaries. In addition to RAG American Coal Holding, Inc., these international mining subsidiaries consisted of operations in Australia and Venezuela. On February 29, 2004, RAG announced the sale of four of our subsidiaries, collectively known as the RAG Colorado Business Unit, to a third party. The subsidiaries comprising the RAG Colorado Business Unit owned an underground longwall mine located in Routt County, Colorado, an idled underground longwall mine located in Moffat County, Colorado and surface lands located in northwest Colorado and southern Wyoming. The transaction closed on April 15, 2004. In the financial statements for the nine months ended September 30, 2003 and for the period January 1 through July 29, 2004 and for the years ended December 31, 2001, 2002 and 2003, the RAG Colorado Business Unit has been classified as a discontinued operation.

        On May 24, 2004, RAG Coal International, AG, entered into a definitive agreement with Foundation Coal Corporation, which is owned by affiliates of First Reserve, Blackstone and AMCI, to sell all of the operations of the Company except the Colorado Business Unit which was sold on April 15, 2004. The transaction closed on July 30, 2004.

Certain Trends and Uncertainties

        Our revenues depend on the price at which we are able to sell our coal. The current pricing environment for U.S. coal is strong. Any decrease in coal prices due to, among other reasons, the supply of domestic and foreign coal, the demand for electricity and the price and availability of alternative fuels for electricity generation could adversely affect our revenues and our ability to generate cash flows. In addition, our results of operations depend on the cost of coal production. We are experiencing increased operating costs for fuel and explosives, steel products, health care and contract labor. We expect to experience higher costs for surety bonds and letters of credit. In addition, historically low interest rates have had a negative impact on expenses related to our actuarially determined employee-related liabilities.

Emerald Mine

        Our Emerald mine experienced adverse geological conditions in September and October and related delays in moving the longwall, which have affected our operations. Though it is uncertain, we do expect to encounter similar geological conditions in future panels to be mined at Emerald as well. In response to these conditions, we have made changes to our equipment and operating plan at Emerald. Encountering these types of conditions generally slows production and thus impacts revenues at the relevant mine. See "—Results of Operations—Period January 1, 2004 through July 29, 2004 Compared to the Nine Months Ended September 30, 2003 for RAG American Coal Holding, Inc. plus comments and comparisons to the two month operating period ended September 30, 2004 for Foundation Coal Holdings, Inc."

Results of Continuing Operations

Basis of Presentation:

        RAG American Coal Holding, Inc. and its subsidiaries, excluding the subsidiaries comprising the Colorado Business Unit which were sold on April 15, 2004, were acquired by a subsidiary of Foundation Coal Holdings, Inc. on July 30, 2004. Due to the change in ownership, and the resultant application of purchase accounting, the historical financial statements of the Predecessor and the Successor included in this prospectus have been prepared on different bases for the periods presented and are not comparable.

        The following provides a description of the basis of presentation during all periods presented:

        Successor—Represents the consolidated financial position of Foundation Coal Holdings, Inc. as of September 30, 2004 and our consolidated results of operations and cash flows for the period from February 9 through September 30, 2004. Foundation Coal Holdings, Inc. had no significant activities until the acquisition of RAG American Coal Holding, Inc. on July 30, 2004. Hereinafter, the period from February 9, 2004 through September 30, 2004 is referred to as the "two month operating period ended September 30, 2004." Our consolidated financial position at September 30, 2004 and our consolidated results of operations for the period ending September 30, 2004 reflect our preliminary estimates of purchase price allocation based on preliminary appraisals prepared by independent valuation specialists and preliminary employee benefit valuations prepared by independent actuaries. Deferred income taxes have been provided in the consolidated balance sheet based on the Company's best estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. The amounts that the Company may record based on the final assessment and determination of fair values may differ significantly from the information presented in the unaudited interim consolidated balance sheet and statement of operations. The application of purchase accounting to the acquired assets of RAG American Coal Holding, Inc. resulted in increases to coal lands and leaseholds, surface lands, coal inventories, and the asset arising from recognition of asset retirement obligations. It resulted in decreases to plant and equipment, coal supply agreements, and current deferred taxes. In addition, the historical cost assigned to deferred overburden in the acquired asset balance sheet was eliminated. The values assigned to uncovered and partially covered coal lands considered the stage of the mining process in which these two groups of coal lands were in at the acquisition date. The application of purchase accounting to the acquired liabilities of RAG American Coal Holding, Inc. resulted in increases to postretirement health care obligations, pension obligations, black lung obligations, asset retirement obligations and noncurrent deferred taxes. Separate assets or liabilities were established to reflect the valuation of above or below market coal supply agreements in relation to market price curves. With regard to consolidated results of operations for the two month operating period ended September 30, 2004, the principal effects of the application of purchase accounting, in comparison to reporting for historical periods, were to decrease the cost of coal sold due to lower expenses for postretirement health care and pensions, to decrease net amortization expense for coal supply agreements which because the Company's contracts at acquisition represented a net liability is now a credit, to increase the cost depletion expense for coal lands and leaseholds and to increase the cost of coal sold for the increase in value of coal inventories from cost to market.

        Predecessor—Represents the consolidated financial position, results of operations and cash flows for RAG American Coal Holding, Inc. for each of the three years ended December 31, 2003, for the nine months ended September 30, 2003 and for the period January 1 through July 29, 2004. These consolidated financial statements are based on the historical assets, liabilities, sales and expenses of the Predecessor for these periods. During the period January 1 through July 29, 2004, RAG American Coal Holding, Inc. reported a loss from continuing operations before income tax expense of $142.4 million. This result included $64.8 million in pre-tax charges related to prepayment of RAG American Coal Holding, Inc.'s long term debt in preparation for the sale of the company and a $26.0 million pre-tax non-cash charge related to settlement of a guarantee by entering into a new multi-year coal supply agreement at prices below then prevailing market prices for new contracts of similar duration. Also during the period January 1 through July 29, 2004, RAG American Coal Holding, Inc. recognized a pre-tax gain of $25.7 million from the sale of the RAG Colorado Business Unit.

    Period January 1, 2004 through July 29, 2004 Compared to the Nine Months Ended September 30, 2003 for RAG American Coal Holding, Inc. plus comments and comparisons to the two month operating period ended September 30, 2004 for Foundation Coal Holdings, Inc.

        Coal sales realization per ton sold represents the average revenue realized on each ton of coal sold. It is calculated by dividing coal sales revenues by tons sold.

  Revenues

	Predecessor		Successor
	Nine Months Ended September 30, 2003	Period January 1 through July 29, 2004	February 9 through September 30, 2004
	(in millions, except per ton data)		(in millions except per ton data)
Coal sales	$732.0	$544.9	$180.4
Other revenues	12.9	6.1	2.8

Total revenues	$744.9	$551.0	$183.2

Tons sold	50.0	35.9	11.5
Coal sales realization per ton sold	$14.64	$15.18	$15.69

        Coal sales volumes and coal sales revenues reported for the periods January 1 through July 29, 2004 and February 9 through September 30, 2004 were reported on a comparable basis, and represent, in combination, the results for the nine months ended September 30, 2004. On a combined nine month basis, tons sold and coal sales revenues for 2004 were 47.4 million tons and $725.3 million, respectively, compared with 50.0 million tons and $732.0 million in the comparable period of 2003. The decreases in 2004 as compared with 2003 were primarily due to lower production and sales from the Cumberland mine in Pennsylvania. From February 17 through May 7, the longwall mining equipment at the Cumberland mine was idled due to violations resulting from a revised interpretation of regulations issued by MSHA regarding the ventilation system in the mine. In response, we revised the ventilation system to minimize any future business disruption, and on May 7, 2004, we resumed longwall operations at the Cumberland mine. Mainly as a result of the idle period for its longwall coupled with reduced shipments due to high water conditions from the hurricanes in September 2004, Cumberland's tons sold and coal sales revenues were 1.5 million tons and $32.7 million, respectively, lower in the first nine months of 2004 compared with the corresponding period of 2003. Our other Pennsylvania longwall mine, Emerald, sold 0.7 million tons less in the first nine months of 2004 compared with the corresponding period of 2003 due to mining delays attributable to adverse geological problems consisting of sandstone intrusions from the roof into the coal seam in the panel being mined, which slowed mining by forcing the machinery to cut harder material and causing less stable roof conditions. The coal sales revenue effect of these lower 2004 shipments from Emerald has been largely offset by increased average realizations per ton. In September, as it approached the end of the longwall panel, Emerald experienced significant mining delays as a result of such adverse geologic conditions. These circumstances reduced third quarter EBITDA and operating earnings by approximately $1.6 million and $1.8 million, respectively. Emerald continued to experience mining delays in October as a result of such adverse geological conditions and declared a force majeure with its customers in September. These adverse conditions delayed the completion of mining in the then current longwall panel and the start of the longwall move to the next panel by approximately one month. Longwall production at Emerald was abnormally low and the mine recorded an operating loss in October. However, the current panel was successfully mined to its original planned length. The longwall was moved to the next panel and normal production resumed in early November. The adverse effects on production and mine operating earnings in October and early November are expected to reduce fourth quarter EBITDA and operating earnings in the range of $5 million to $7 million.

        Coal sales revenues per ton improved in both 2004 reporting periods in comparison to 2003 as a result of higher average realizations per ton in Northern Appalachia (up approximately 10%), Central Appalachia (up approximately 6%) and the Powder River Basin (up approximately 6%). These increases in average realizations per ton reflect the strong market fundamentals that have been experienced thus far in 2004 and partially offset the reduced revenues attributable to lower production from the Pennsylvania longwall mines as described above.

        Other revenues reported for the period January 1 through July 29, 2004 and the two month operating period ended September 30, 2004 were reported on a comparable basis, and represent, in combination, the results for the nine months ended September 30, 2004. On a combined nine month basis, other revenues in 2004 are $4.0 million less than the comparable period of 2003 primarily as a result of an additional $5.4 million of losses on settlement of coal sales contracts partly offset by increased synfuel fees and increased coalbed methane revenues.

  Costs and Expenses

	Predecessor		Successor
	Nine Months Ended September 30, 2003	Period January 1 through July 29, 2004	Two month operating period ended September 30, 2004
	(in millions)		(in millions)
Cost of coal sales (excludes depreciation, depletion and amortization)	$597.7	$484.5	$147.6
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	32.6	27.4	6.8
Accretion on asset retirement obligations	5.2	4.0	1.3
Depreciation, depletion and amortization	74.5	61.2	26.2
Amortization of coal supply agreements	13.8	8.8	(22.5)

Total costs and expenses	$723.8	$585.9	$159.4

        Cost of coal sales    Cost of coal sales for the period January 1, 2004 through July 29, 2004 are lower than the nine months ended September 30, 2003 because of the shorter reporting period. Cost of coal sales for the two month operating period ended September 30, 2004 (which represents operations from

July 30 through September 30, 2004) included approximately $3.5 million less in postretirement medical, pension and black lung benefit expenses and approximately $0.3 million less in equipment repair accruals as a result of purchase accounting compared with the comparable length period of the Predecessor. Cost of coal sales for the two month operating period ended September 30, 2004 also included approximately $3.8 million of additional charges from sale of inventories revalued to market in purchase accounting than for a comparable length period of the Predecessor. These two effects from the application of purchase accounting to the Successor basis of reporting cost of coal sales offset one another. Otherwise the cost of coal sales are reported on a comparable basis for the nine month periods ended September 30, 2004 and 2003. After combining the cost of coal sales for the two 2004 reporting periods, the nine month 2004 cost of coal sales was $632.1 million compared with $597.7 million in the comparable period of 2003. This increase of approximately $34.4 million, or 5.8%, was mainly due to higher mine operating costs in the areas of retiree health care, workers compensation, repairs and maintenance, mine operating supplies, contract labor and coal trucking along with increased volumes and costs for purchased coal. The increased cost of mine operating supplies and repair and maintenance parts is largely attributable to commodity price increases, particularly for steel products and diesel fuel.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for the period January 1 through July 29, 2004 and for the two month operating period ended September 30, 2004 are reported on a comparable basis except for a $1.8 million bonus recorded in the January 1 through July 29, 2004 period and $0.8 million in sponsor monitoring fees expense recorded in the two month operating period ended September 30, 2004. After adjusting for these additional expenses and combining the January 1 through July 29 and the two month operating period ended September 30, 2004 periods, 2004 selling general and administrative expense decreased $1.0 million, or 3.1%, from the comparable period in 2003. The decrease was attributable mainly to lower sales commissions, reduced consulting expenses, and reduced information services outsourcing fees.

        Accretion on asset retirement obligation.    Accretion on asset retirement obligation is a component of accounting for asset retirement obligations under SFAS No. 143. Accretion represents the increase in the asset retirement liability to reflect the change in the liability for the passage of time. The Company adopted SFAS No. 143 effective January 1, 2003. The impact of adopting SFAS No. 143 is discussed below. Application of purchase accounting increased accretion of asset retirement obligations by approximately $0.2 million in the two month operating period ended September 30, 2004 compared with a comparable length period of the Predecessor. Even with this slight increase in expense for the Successor, accretion of asset retirement expense was comparable between the nine month periods ended on September 30, 2004 and 2003, respectively.

        Depreciation, depletion and amortization.    In comparison to historical reporting of the predecessor, depreciation, depletion and amortization for the period February 9 through September 30 reflects increased cost depletion of coal lands and leaseholds party offset by reduced depreciation of plant and equipment. These changes reflect the application of purchase accounting in which higher fair values have been assigned to coal lands and leaseholds. Historical depreciation, depletion and amortization of the predecessor was proportionately higher for the period January 1 through July 29, 2004 in comparison to the first nine months of 2003 due to depreciation of new capital additions partly offset by lower units of production depreciation on longwall components at the Cumberland mine and lower cost depletion.

        Coal supply agreement amortization.    Application of purchase accounting resulted in recognition of a significant liability for below market priced coal supply agreements. Amortization of this obligation during the period February 9 through September 30 totals $28.9 million compared with $6.4 million of amortization associated with the purchase price assigned to above market coals supply agreements. Coal supply agreement amortization of the predecessor was only related to above market coal supply agreements. The historical amortization for the period January 1 through July 29, 2004 was proportionately less than during the nine months ended September 30, 2003 due to lower shipments on the relevant contracts.

Segment Analysis

        Powder River Basin—Income from operations for the period January 1 through July 29, 2004 was $30.7 million. Income from operations for the two month operating period ended September 30, 2004, was $3.8 million. The combined income from operations of $34.5 million compares with $31.7 million during the nine months ended September 30, 2003. This increase was primarily due to higher average realizations partly offset by higher depreciation, depletion and amortization for the months of August and September as a result of the application of purchase accounting.

        Northern Appalachia—Losses from operations for the period January 1 through July 29, 2004 were $10.4 million primarily due to the previously described idling of the longwall at the Cumberland mine from February 17 through May 7, 2004. Income from operations for the two month operating period ended September 30, 2004, which encompassed operations for August and September under the Successor, was $20.4 million. Income for this two month period benefited by approximately $15 million from the application of purchase accounting. This benefit was primarily from amortization of a liability established for unfavorably priced coal sales contracts in relation to current market prices, which is reported in amortization of coal supply agreements. Excluding the effects of applying purchase accounting, losses from operations for the 9 months ended September 30, 2004 were $4.9 million compared with earnings from operations of $28.7 million in the comparable 2003 period. This reduction in income from operations was primarily due to the idle period for the Cumberland longwall coupled with lower production from Emerald as a result of longwall mining delays from periodic adverse geological problems.

        Central Appalachia—Losses from operations for the period January 1 through July 29, 2004 were $9.8 million primarily due to production shortfalls associated with adverse geological problems at the Kingston and Rockspring mines, the depletion of reserves at one of the Pioneer surface mines, significant increases in operating costs in the areas of health care, mine operating supplies, workers compensation, contract labor, equipment repairs and maintenance and coal trucking coupled with litigation settlement charges of $2.6 million. Higher average sales realizations at all mines partly offset reduced production and higher costs. Income from operations for the two month period ended September 30, 2004, which encompassed operations for August and September under the Successor, was $5.2 million. Income for this two month period benefited by approximately $5.2 million from the application of purchase accounting. This benefit from the application of purchase accounting was primarily from amortization of a liability established for unfavorably priced coal sales contracts in relation to current market prices, which is reported in amortization of coal supply agreements, partly offset by higher cost depletion. Excluding the effects of applying purchase accounting, losses from operations in the first nine months of 2004 were $9.8 million compared with income from operations of approximately $5.9 million in the comparable 2003 period. This reduction in income from operations was primarily attributable to the same factors cited above for the period January 1 through July 29, 2004.

  Other Income (Loss)

	Predecessor		Successor
	Nine Months Ended September 30, 2003	Period January 1 through July 29, 2004	Two month operating period ended September 30, 2004
	(in millions)		(in millions)
Litigation settlements	$43.5	—	$—
Contract settlement	—	(26.0)	—
Loss on termination of hedge accounting for interest rate swaps	—	$(48.8)	—
Unrealized gain (loss) on interest rate swap	—	5.8	(0.1)
Early debt extinguishment costs	—	(21.7)	—

        Litigation settlements.    In February 2003, we received a cash settlement from a litigation claim arising from inaccuracies in financial statements represented as correct by Cyprus Amax Minerals Company in connection with the sale to RAG of Cyprus Amax Coal Company in June 1999.

        Contract Settlement.    In July 2004, the Predecessor reached a settlement agreement with South Carolina Public Service Authority ("Santee Cooper") in which Santee Cooper agreed to relinquish any claims under a guarantee in exchange for a multi-year coal supply agreement from our Pennsylvania operations at prices below then prevailing market prices for new contracts of similar duration. The guarantee related to a multi-year supply agreement between Santee Cooper and a former subsidiary that the Predecessor sold to Horizon NR LLC in 1998. The Predecessor recorded a non-cash charge of $26.0 million in the period January 1 through July 29, 2004 based on the present value of the difference between the agreed upon contract prices and market prices for new contracts of similar duration.

        Expense resulting from termination of hedge accounting for interest rate swaps and unrealized gain (loss) on interest rate swap.    As a result of the execution of a definitive stock purchase agreement to sell the RAG Colorado Business Unit during the first quarter of 2004, it became probable that the Predecessor's variable rate bank debt would be repaid early rather than held to maturity. Therefore, pay-fixed, receive-variable interest rate swaps that had previously been designated as a hedge against the variable interest payments on this debt no longer qualified for hedge accounting under SFAS No. 133. The fair value of the interest rate swaps on the date it became probable that the future variable interest payments being hedged by the swap would no longer be made was charged to "Loss on termination of hedge accounting for interest rate swaps" with a corresponding gain reported in other comprehensive income. The amount of the mark-to-market change in the fair value of the interest rate swaps for the portion of the year following the determination that they did not qualify for hedge accounting was recorded as an unrealized gain. The interest rate swaps were settled when the variable rate bank debt was repaid on April 27, 2004.

        On September 30, 2004, the Company entered into receive variable, pay fixed interest rate swap agreements on a notional amount of $85 million for three years. Under these swaps, the Company receives a variable rate of 3 month US dollar LIBOR and pays a fixed rate of 3.26%. At September 30, 2004, the Company recorded a loss on these swaps of $0.1 million. The Company intends to designate these interest rate swaps as cash flow hedges of the variable interest payments due on $85 million of its variable rate debt through September 2007 under SFAS No 133 Accounting for Derivative Financial Instruments and Hedging Activities upon completion of the effectiveness testing and related documentation.

        Early debt extinguishment costs.    In July 2004, the Predecessor incurred cash prepayment penalties of $21.7 million in connection with prepayment of substantially all remaining long-term indebtedness as required under the terms of the stock purchase agreement between Foundation Coal Corporation and RAG Coal International AG.

  Interest Expense, Net

	Predecessor		Successor
	Nine Months Ended September 30, 2003	Period January 1 through July 29, 2004	Two Month Operating Period Ended September 30, 2004
	(in millions)		(in millions)
Interest expense	$(35.7)	$(18.0)	(8.5)
Interest income	2.5	1.3	0.2

Interest expense, net	$(33.2)	$(16.7)	$(8.3)

        In addition to the abbreviated length of the period January 1 through July 29, 2004, the decline in net interest expense between the two Predecessor periods was a result of lower outstanding bank debt levels in 2004 due to repayment of two bank term loans in April of 2004. The interest expense for the Successor period reflected approximately two months interest expense on the $470.0 million senior secured term loan B and the $300.0 million senior unsecured 10-year notes. We incurred this indebtedness to purchase RAG American Coal Holding, Inc. and subsidiaries.

  Income Tax Expense (Benefit)

	Predecessor		Successor
	Nine Months Ended September 30, 2003	Period January 1 through July 29, 2004	Two Month Operating Period Ended September 30, 2004
	(in millions)		(in millions)
Income tax expense (benefit)	$1.9	$(51.8)	$5.1

        In the period January 1 through July 29, 2004, a deferred income tax benefit was recognized at a blended federal and state income tax rate of 36%, and substantially all of the net operating losses were realized as a result of the Transactions. Therefore, a valuation allowance against net operating losses is no longer provided. In the two month operating period ended September 30, 2004, deferred tax expense at a blended federal and state income tax rate of 32.6% was provided. In the nine months ended September 30, 2003, the income from the litigation settlement allowed the recognition of percentage depletion benefits in the blended federal and state income tax rate which approximated 6% for the nine month period.

  Income from Discontinued Operations After Income Taxes

	Predecessor		Successor
	Nine Months Ended September 30, 2003	Period January 1 through July 29, 2004	Two Month Operating Period Ended September 30, 2004
	(In millions)		(In millions)
Income from discontinued operations before income taxes	$10.7	2.9	$—
Gain from sale of discontinued operations		25.7	—
Income tax expense	4.0	5.5	—

Income from discontinued operations after income taxes	$6.7	$23.1	$—

        Income from discontinued operations consists of income from the RAG Colorado Business Unit, which primarily includes the results of operations of the Twentymile mine located in Routt County, Colorado. The increase in income from discontinued operations before income taxes in the period January 1 through July 29, 2004 was mainly due to the gain from sale of this business unit on April 15, 2004. Income from the discontinued operations, excluding the gain, was lower in the period January 1 through July 29, 2004 as compared to the first nine months of 2003 as a direct result of the sale timing which occurred three and one-half months into 2004.

  Cumulative Effect of Accounting Change

        Effective January 1, 2003, we adopted SFAS No. 143. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time obligations are incurred. Upon initial recognition of a liability, that cost is capitalized to the related long-lived asset and allocated to expense over the useful life of the asset. The asset retirement obligations are initially recorded at their present value and accreted to reflect the increase in the liability for the passage of time. Application of SFAS No. 143 resulted in a non-cash charge due to the cumulative effect of an accounting change as of January 1, 2003 of $3.6 million, net of tax. Prior to the adoption of SFAS No. 143, we utilized a cost accumulation method that accrued the expected mine closure expense over the coal reserves that each property was expected to mine.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002—Predecessor

  Revenues

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$ and tons	%
	(in millions, except per ton data)
Coal sales	$891.8	$976.0	$84.2	9.4%
Other revenues	12.9	18.3	5.4	41.9%

Total revenues	$904.7	$994.3	$89.6	10.0%

Tons sold	64.4	67.2	2.8	4.3%
Coal sales realization per ton sold	$13.85	$14.52	$0.67	4.8%

        Coal sales revenues increased in 2003 as compared to 2002 as a result of both increases in the coal sales realization per ton and in the volumes of tonnage sold. Specific events contributing to the increases were as follows:

  •
  Expansion of the Rockspring mine in West Virginia to annual production and sales of 2.9 million tons in 2003 compared with 2.2 million tons in 2002, resulting in additional coal sales of $19 million;

  •
  Development of a second underground coal mine at the Kingston complex in West Virginia that increased coal sales revenue by $12 million in 2003; and

  •
  Increased activity in purchasing and reselling coal. In 2003 sales of purchased coal increased by approximately $35 million compared with 2002.

        Average coal sales revenues per ton increased at all but two of our mines as a result of improved general market conditions and scheduled price increases contained within multi-year contracts entered into in 2001.

        In addition to the effects of changes in average coal sales realizations at each mining location, consolidated average coal sales realizations as reported above were impacted by the mix of coals produced in the east versus coal produced in the west. During 2003, 36.5% of our tons sold were from our eastern operations, as compared with 34.2% during 2002.

        Other revenues increased in 2003 compared to 2002 by $5.4 million primarily due to a combination of higher royalty income ($1.1 million), higher synfuel fees ($1.2 million), a gain from settlement of asset retirement obligations at the Utah locations for less than the amount originally provided for under SFAS No. 143 ($1.4 million), and higher gains on disposal of surplus assets ($1.4 million).

  Costs and Expenses

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions, except per ton data)
Cost of coal sales (excludes depreciation, depletion and amortization)	$699.8	$798.3	$98.5	14.1%
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	45.1	45.3	0.2	0.4%
Accretion on asset retirement obligation	—	7.0	7.0	—
Depreciation, depletion and amortization	109.1	117.7	8.6	7.9%
Asset impairment charges	7.0	—	(7.0)	—

Total costs and expenses	$861.0	$968.3	$107.3	12.5%

        Cost of coal sales.    During 2003, cost of coal sales increased mainly due to a combination of additional purchased coal expense attributable to increased volumes of purchased coal, increased health care costs, higher accruals for defined benefit retirement plans and increased mine operating costs mainly in Pennsylvania, West Virginia and Illinois.

        Selling, general and administrative expenses.    In 2003, selling, general and administrative expenses were comparable in total to 2002. Lower legal fees in 2003 due to the settlement of the Phelps Dodge litigation were largely offset by higher charges for the long-term incentive plan, increased pension and medical expenses and increased sales commissions.

        Accretion on asset retirement obligation.    Accretion on asset retirement obligation is a component of accounting for asset retirement obligations under SFAS No. 143. Accretion represents the increase in the asset retirement liability to reflect the change in the liability for the passage of time. The Company adopted SFAS No. 143 effective January 1, 2003. The impact of adopting SFAS No. 143 is discussed below.

        Depreciation, depletion and amortization.    The year-to-year increase in depreciation, depletion and amortization of $8.6 million was mainly at our West Virginia operations as a result of the expansion of the Rockspring and Kingston mines during 2002. An additional factor was the replacement of the Cumberland longwall in mid-2002.

        Asset impairment charges.    Asset impairment charges in 2002 resulted from reducing our investment in a joint operating agreement relating to coalbed methane production in Wyoming to its estimated fair value. Lower than expected gas volumes and prices in 2002 led to a reassessment of the recoverability of this investment and the resulting impairment charge.

Segment Analysis

        Powder River Basin—Income from operations increased in 2003 compared to 2002 primarily due to higher average realizations. 2002 results included a $7.0 million impairment charge to write-down our investment in a coal-bed methane joint venture.

        Northern Appalachia—Income from operations decreased in 2003 compared to 2002 due to a combination of lower production and higher cost of coal sales. Higher cost of coal sales resulted from a combination of reductions in coal inventories and increases in mine operating expenses, primarily in the areas of labor, health care, pensions, workers compensation and outside services.

        Central Appalachia—Income from operations increased in 2003 compared to 2002 due to higher production and sales from the Rockspring and Kingston mines, higher synfuel fees and higher average realizations, partly offset by increased expenses, mainly in the areas of purchased coal, trucking, repairs and maintenance and mine operating supplies.

  Other Income

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Litigation settlement	$—	$43.5	$43.5	—
Arbitration award	31.1	—	(31.1)	—

        Litigation settlements.    In February 2003, we received a cash settlement from a litigation claim arising from inaccuracies in financial statements represented as correct by Cyprus Amax Minerals Company in connection with the sale to RAG of Cyprus Amax Coal Company in June 1999. In 2004, we agreed to pay $1.5 million to settle a breach of contract claim by a former contract miner.

        Arbitration award.    Plateau Mining Corporation ("PMC"), one of our subsidiaries, prevailed in an arbitration claim arising from a dispute over payments under an income tax sharing arrangement that existed between PMC and Cyprus Amax Minerals Company at the time of RAG American Coal Holding, Inc.'s acquisition of Cyprus Amax Coal.

  Interest Expense, Net

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Interest expense	$(48.9)	$(46.9)	$2.0	4.1%
Interest income	12.3	3.2	(9.1)	(74.0)%

Interest expense, net	$(36.6)	$(43.7)	$(7.1)	(19.4)%

        Interest Expense.    The decline in interest expense in 2003 was the result of lower average outstanding bank debt levels in 2003 as a result of scheduled principal payments. Variable rate interest expense is hedged by pay-fixed, receive-variable interest rate swaps. The fair value of these swaps is recognized on the balance sheet and changes in the fair value, net of income taxes, are recorded as a component of other comprehensive income. In 2002, the change in the fair value of the swaps resulted in a $22.4 million charge, net of income taxes, to other comprehensive income. In 2003, the corresponding gain, net of income taxes, was $8.4 million.

        Interest Income.    Interest income in 2002 includes $8.9 million in interest awarded on the PMC income tax arbitration award discussed above. The full amount of this interest was recorded when received.

  Income Tax Expense (Benefit)

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Income tax expense (benefit)	$13.1	$(0.2)	$(13.3)	(101.5)%

        In 2003, the income tax benefit of percentage depletion in excess of the tax basis of coal reserves, which is treated as a permanent income tax difference, was $8.2 million higher than in 2002 as a result of two of our mines not having any tax basis in coal reserves in 2003. During 2002, income tax expense was increased by $1.9 million because of a deduction to financial reporting income before income taxes that was treated as investment in the stock of a subsidiary for income tax purposes. The remaining decrease was due to lower income from continuing operations before income taxes in 2003.

  Income from Discontinued Operations After Income Taxes

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Income from discontinued operations before income taxes	$12.9	$16.1	$3.2	24.8%
Income tax expense	4.8	6.0	1.2	25.0%

Income from discontinued operations after income taxes	$8.1	$10.1	$2.0	24.7%

        Income from discontinued operations consists of income from the RAG Colorado Business Unit, which primarily includes the results of operations of the Twentymile mine located in Routt County, Colorado. During 2003, the volume of coal sales from the Twentymile mine increased by 13% compared with 2002. This increase in sales volume was the main reason for the increase in income from discontinued operations before income taxes between the two years.

  Cumulative Effect of Accounting Change

        Effective January 1, 2003, we adopted SFAS No. 143. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time obligations are incurred. Upon initial recognition of a liability, that cost is capitalized to the related long-lived asset and allocated to expense over the useful life of the asset. The asset retirement obligations are initially recorded at their present value and accreted to reflect the increase in the liability for the passage of time. Application of SFAS No. 143 resulted in a non-cash charge due to the cumulative effect of an accounting change as of January 1, 2003 of $3.6 million, net of tax. Prior to the adoption of SFAS No. 143, we utilized a cost accumulation method that accrued the expected mine closure expense over the coal reserves that each property was expected to mine.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001—Predecessor

  Revenues

	Year Ended December 31,		Increase (Decrease)
	2001	2002	$ and tons	%
	(in millions, except per ton data)
Coal sales	$746.4	$891.8	$145.4	19.5%
Other revenues	32.8	12.9	(19.9)	(60.7)%

Total revenues	$779.2	$904.7	$125.5	16.2%

Tons sold	58.6	64.4	5.8	9.9%
Coal sales realization per ton sold	$12.73	$13.85	$1.12	8.8%

        Coal sales revenues increased in 2002 as compared to 2001 as a result of both increases in the coal sales realization per ton and in the volumes of tonnage sold. Specific events contributing to the increases were as follows:

  •
  As a result of the expansion of the Belle Ayr mine in Wyoming during the second half of 2001, Belle Ayr produced and sold an additional 5.7 million tons in 2002, which resulted in higher sales revenues of approximately $30 million in 2002;

  •
  Average revenues per ton increased significantly at the Wyoming mines and the Pennsylvania mines during 2002 as a result of realizing the strong market prices that were contracted during the market up-tick in 2001. The price improvements increased revenues by approximately $65 million year-over-year at these mines; and

  •
  In 2002, our West Virginia operations began purchasing and reselling coal to supply a multi-year coal sales contract. Previously, this contract had been supplied by another producer under an arrangement whereby we received net proceeds or paid net costs related to the contract. This change in the arrangement to supply this contract increased coal sales revenues by approximately $25 million in 2002.

        In addition to the effects of changes in average coal sales realizations at each mining location, coal sales realization per ton sold as reported above were impacted by the mix of coals produced in the east versus coal produced in the west. During 2002, 34.2% of our tons sold were from our eastern operations, as compared with 37.6% during 2001.

        Other revenues decreased in 2002 compared to 2001 by $19.9 million. 2001 included an $11.5 million benefit realized in conjunction with the closure of the Willow Creek mine in Utah at which time we terminated a related mineral royalty agreement and reversed the previously recorded balance sheet reserve for minimum royalties not expected to be recovered by production. 2001 also included $2.6 million from gains on the sale of the Snap Creek Mining subsidiary in West Virginia ($1.7 million) and the sale of Barbara Holdings International Trading Corp. to an affiliate of RAG Coal International AG ($0.9 million). We also received a $2.6 million fee for management services rendered to an affiliate of RAG Coal International AG during 2001. The remaining difference in other revenues between the two years was primarily due to $3.2 million of lower royalty income in 2002.

  Costs and Expenses

	Year Ended December 31,		Increase (Decrease)
	2001	2002	$	%
	(in millions, except per ton data)
Cost of coal sales (excludes depreciation, depletion and amortization)	$605.5	$699.8	$94.3	15.6%
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	36.9	45.1	8.2	22.2%
Depreciation, depletion and amortization	100.7	109.1	8.4	8.3%
Asset impairment charges	16.6	7.0	(9.6)	(57.8)%

Total costs and expenses	$759.7	$861.0	$101.3	13.3%

        Cost of coal sales.    During 2002, cost of coal sales increased mainly due to a combination of increased operational costs attributable to expansion of the Belle Ayr mine, additional costs for purchased coal and higher revenue-driven point of sale expenses for royalties, black lung excise taxes and Wyoming production taxes.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased in 2002 due to consulting fees of $3.2 million related to a continuous improvement initiative at our operations and outside legal fees of $5.1 million mainly due to the litigation and an arbitration claims against Cyprus Amax Minerals Company described in the results for 2003 in comparison to 2002.

        Depreciation, depletion and amortization.    The year-to-year increase in depreciation, depletion and amortization of $8.4 million was primarily at our Wyoming and Pennsylvania operations as a result of the expansion of the Belle Ayr mine in late 2001, the replacement of the Cumberland longwall in mid-2002 and increased coal sales contract amortization in Pennsylvania.

        Asset impairment charges.    Asset impairment charges in 2002 and 2001 resulted from:

  •
  Reducing our investment in a joint operating agreement relating to coalbed methane production in Wyoming to its estimated fair value in 2002;

  •
  A $8.6 million write-off in 2001 of the carrying value of our approximate 5% shareholding in Los Angeles Export Terminal due to its weak financial condition, an investment which we determined could not be recovered due to recurring operating losses; and

  •
  An impairment loss of $8.0 million in 2001 to write-down the carrying value of a coal preparation plant in West Virginia leased to an unaffiliated third party. The write-down was precipitated by the negotiation of a new lease, the terms of which indicated that the carrying value of the plant was impaired.

Segment Analysis

        Powder River Basin—Income from operations increased in 2002 compared to 2001 due to higher production and tons sold, as a result of expanding the Belle Ayr mine, combined with higher average realizations, partly offset by a $7.0 million impairment charge to write-down our investment in a coal-bed methane joint venture.

        Northern Appalachia—Income from operations increased in 2002 compared to 2001 due to higher average realizations, partly offset by higher depreciation, depletion and amortization expense and increased cost of coal sales.

        Central Appalachia—Income from operations in 2001 was reduced by an $8.0 million impairment charge to write-down the carrying value of a coal preparation plant and was benefitted by $5.2 million of gains in sales of subsidiaries and management fees. Excluding these items, higher production and tons sold in 2002 were more than offset by reduced average realizations, increased depreciation, depletion and amortization and increased purchased coal costs.

  Other Income

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Arbitration award	—	$31.1	$31.1	—
Minority interest	$15.0	—	(15.0)	—
Gain from insurance settlement	31.2	—	(31.2)	—

        Arbitration award.    PMC, one of our subsidiaries, prevailed in an arbitration claim arising from a dispute over payments under an income tax sharing arrangement that existed between PMC and Cyprus Amax Minerals Company at the time of RAG American Coal Holding, Inc.'s acquisition of Cyprus Amax Coal.

        Minority interest and gain from insurance settlement.    During 2001, we received an insurance settlement for property damage and business interruption claims associated with a fire at a Utah mine in 2000. At the time of the fire, affiliates of the Mitsubishi Corporation were 15% shareholders in the subsidiary that owned and operated the mine and, therefore, were entitled to a portion of the insurance settlement. The minority interest income in 2001 represented Mitsubishi's share in the gain from the insurance settlement.

  Interest Expense, Net

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Interest expense	$(52.5)	$(48.9)	$(3.6)	(6.9)%
Interest income	6.8	12.3	5.5	80.9%

Interest expense, net	$(45.7)	$(36.6)	$(9.1)	(19.9)%

        Interest expense.    The decline in interest expense was the result of lower average outstanding bank debt levels in 2002 as a result of scheduled principal repayments during the two years. Variable rate interest expense is hedged by pay-fixed, receive-variable interest rate swaps. The fair value of these swaps is recognized on the balance sheet and changes in the fair value, net of income taxes, are recorded as a component of other comprehensive income. In 2001 and 2002, the change in the fair value of the swaps resulted in charges to other comprehensive income, net of income taxes, of $14.8 million and $22.4 million, respectively.

        Interest income.    The increase in interest income in 2002 was due to receiving $8.9 million in interest income from the PMC arbitration award partly offset by higher returns on cash investments in 2001.

  Income Tax Expense

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Income tax expense	$3.9	$13.1	$9.2	235.9%

        The increased income tax expense in 2002 was mainly due to higher income from continuing operations before income taxes. In addition, the effective tax rate in 2002 was increased by a permanent difference due to a deduction to financial reporting income that was treated as investment in the stock of a subsidiary for income tax purposes.

  Income from Discontinued Operations After Income Taxes

	Year Ended December 31,		Increase (Decrease)
	2002	2003	$	%
	(in millions)
Income from discontinued operations before income taxes	$15.6	$12.9	$(2.7)	(17.3)%
Income tax expense	5.7	4.8	(0.9)	(15.8)%

Income from discontinued operations after income taxes	$9.9	$8.1	$(1.8)	(18.2)%

        Income from discontinued operations consists of income from the RAG Colorado Business Unit, which primarily includes the results of operations of the Twentymile mine located in Routt County, Colorado. During 2001, the Shoshone mine located in southern Wyoming depleted its reserve base and closed. The reduction in income from discontinued operations before income taxes in 2002, as compared with 2001, was attributable to lower 2002 coal sales from the Twentymile mine and the absence of income from the Shoshone mine which was shut down in 2001.

Liquidity and Capital Resources

  Historical

        Our primary sources of cash have been sales of our coal production and purchased coal to customers, plus cash from sales of non-core assets. During the period from 2001 through 2003, we also generated significant cash from a litigation settlement ($43.5 million in 2003), an arbitration award ($40.0 million in 2002) and an insurance settlement for property damage and business interruption claims related to our former Willow Creek mine in Utah ($83.0 million in 2001).

        Our primary uses of cash have been our cash costs of coal production, the cash cost of purchased coal, capital expenditures, interest costs, cash payments for employee benefit obligations such as defined benefit pensions and retiree health care benefits, cash outlays related to past mining obligations and support of working capital requirements such as coal inventories and trade accounts receivable. Our ability to service our debt (principal and interest) and acquire new productive assets for use in our operations has been and will be dependent upon our ability to generate cash from our operations. We normally fund all of our capital expenditure requirements with cash generated from operations. During the past three years, we have engaged in minimal financing of assets such as through operating leases.

        Historically, cash balances in excess of our day-to-day operating requirements were placed on deposit with RAG where cash balances could be aggregated to earn better investment returns. This cash on deposit was available to us on a one day turn-around. Increases in the cash on deposit with RAG have been classified under financing activities as uses of cash in the consolidated cash flow statements. Decreases in cash on deposit with RAG have been classified under financing activities as cash provided. As of June 30, 2004 and 2003 and December 31, 2003, 2002 and 2001 we had access to cash balances in excess of those amounts pledged to banks of $0.0 million, $231.0 million, $240.7 million, $88.3 million and $157.9 million, respectively.

        The following is a summary of cash provided by or used in each of the indicated categories of activities during the nine months ended September 30, 2003, the period January 1 through July 29, 2004 (both of these periods labeled as Predecessor) and inception through September 30, 2004 (this period labeled as Successor):

	Predecessor		Successor
	Nine months ended Sept. 30, 2003	January 1 through July 29, 2004	Inception through Sept. 30, 2004
	(In millions)		(In millions)
Cash provided by (used in):
Operating activities — continuing operations	$125.7	$(8.0)	$24.9
Operating activities — discontinued operations	16.0	7.0	—
Investing activities — continuing operations	(68.0)	(50.7)	(924.1)
Investing activities — discontinued operations	4.3	185.0	—
Financing activities — borrowings(2)	—	306.0	830.0
Financing activities — debt and lease repayments	(40.3)	(686.9)	(60.0)
Financing activities — sales of equity securities	—	—	196.0
Financing activities — other	—	—	(27.7)
Financing activities — pledged cash	55.0	20.0	—
Financing activities — on deposit with RAG(1)	(106.9)	233.0	—

Change in cash and cash equivalents	$(14.2)	$5.4	$39.1

(1)
Represent the (increase)/ decrease in the balance of cash on deposit with RAG.

(2)
The borrowing in the period January 1 through July 29, 2004 represented a short-term advance from RAG that was repaid from a portion of $935.9 million that Foundation Coal paid to RAG to acquire RAG American Coal Holdings, Inc and subsidiaries.

        Cash provided by operating activities from continuing operations in the period January 1 through July 29, 2004 decreased as compared to the first nine months of 2003 due to reduced production and sales at the Cumberland mine as previously discussed along with significant payments of accrued interest associated with repayment of the Predecessor's long-term debt. The 2004 period was also approximately two months shorter in duration. The cash provided by operating activities in the first nine months of 2003 included $43.5 million from a cash litigation settlement previously discussed.

        Cash used in investing activities for continuing operations decreased in the period January 1 through July 29, 2004 from the first nine months of 2003 mainly due to lower capital expenditures, attributable to the abbreviated 2004 reporting period.

        Cash used in financing activities primarily represents repayment of all long-term debt of the Predecessor including cash prepayment penalties coupled with settlement of the interest rate swaps. These repayments utilized the proceeds from the sale of the Colorado Business Unit, cash previously reported as cash on deposit with Parent, cash pledged and $306.0 million of cash advanced by RAG that we repaid from a portion of the cash acquisition price that Foundation Coal paid to RAG.

        The sale of the RAG Colorado Business Unit to a third party closed on April 15, 2004. The cash proceeds from the sale, prior to final purchase price adjustments, were $182.7 million. Purchase price adjustments totaled $0.5 million. With this receipt, the Company realized a pre-tax gain on sale of the discontinued operation of $25.7 million. The proceeds were deposited to an escrow account at DZ Bank. In addition, $221.4 million of our cash on deposit with RAG was also deposited into this escrow account. On April 27, 2004, the escrow account balance of $404.2 million, including interest earned on the account of $0.1 million, was used to: (a) repay the Tranche A Notes due to DZ Bank and Dresdner in the combined amount of $358.0 million; (b) pay accrued interest on these notes in the amount of $1.5 million; and (c) settle the pay-fixed, receive-variable interest rate swaps for a payment of $44.7 million as mentioned above.

        The remaining Predecessor long-term debt, accrued interest and related prepayment penalties totaling approximately $305.9 million were repaid on July 28, 2004 utilizing $306.0 million of cash advanced by RAG. This advance was repaid in the flow of funds from the Transactions using a portion of the cash acquisition price that Foundation Coal paid to RAG.

        The cash acquisition price including transaction costs of $912.9 million paid by Foundation for RAG American Coal Holding, Inc. and subsidiaries, net of cash acquired, was funded by $830.0 million of Successor long-term debt, consisting of $470.0 million of senior secured term Loan B, $300.0 million of senior unsecured long-term notes, and $60 million of drawings under the $350.0 million revolving credit facility, and $196.0 million of cash equity contributed by the shareholders. The $60 million drawing under the revolving credit facility was fully repaid on the first business day after the Transactions utilizing cash of the acquired subsidiaries. The $27.7 million other cash used in financing activities was for costs associated with arranging the long term debt used to fund the acquisition.

        The following is a summary of cash provided by or used of the predecessor in each of the indicated categories of activities during the past three years:

	Year Ended December 31,
	2001	2002	2003
	(in millions)
Cash provided by (used in):
Operating activities – continuing operations	$97.0	$136.2	$197.7
Operating activities – discontinued operations	33.0	22.2	35.4
Investing activities – continuing operations (1)	(8.3)	(105.2)	(92.7)
Investing activities – discontinued operations	(1.3)	(7.5)	(2.8)
Financing activities – debt and lease repayments	(59.7)	(40.3)	(40.3)
Financing activities – pledged cash	—	(75.0)	55.1
Financing activities – on deposit with RAG (2)	(88.9)	71.2	(166.5)

Change in cash and cash equivalents	$(28.2)	$1.6	$(14.1)

(1)
In 2001, the cash used in investing activities is net of $83.0 million of insurance recoveries arising from property damage and business interruption claims associated with a mine fire at a Utah mine in 2000 that was closed following the fire.

(2)
Represents the (increase)/decrease in the balance of cash on deposit with RAG.

        Cash provided by operating activities from continuing operations in 2003 increased as compared to 2002 mainly due to reductions in trade accounts receivable, reductions in coal inventories, collection of a royalty receivable, monetization of emissions allowances and higher cash earnings, partly offset by an increase in the level of contribution to our defined benefit retirement plans. Cash provided by operating activities from continuing operations in 2003 included a $43.5 million cash litigation settlement described above. Cash provided by operating activities from continuing operations in 2002 included the $40.0 million arbitration award described above. Cash provided by operating activities in 2002 increased in relation to 2001 mainly as a result of the arbitration award coupled with increased cash earnings, partly offset by increases in trade accounts receivable, coal inventories and defined benefit retirement plan contributions.

        Cash used in investing activities for continuing operations decreased in 2003 from 2002 levels mainly due to lower capital expenditures. Capital expenditures in 2002 included the replacement of the Cumberland longwall at a cost of $36.1 million. Cash used in investing activities for continuing operations increased in 2002 as compared with 2001 due to increased capital expenditures in 2002, including the Cumberland longwall replacement. Investing activities in 2001 included $83.0 million of insurance recoveries associated with the Utah mine fire that occurred in 2001.

        Cash used in financing activities represented scheduled principal payments on our old bank term loans and the capital lease. Scheduled principal repayment in 2003 and 2002 were comparable. During 2001, in addition to scheduled repayments on bank term loans, the balance outstanding on a revolving credit line that had historically been used by our West Virginia subsidiaries to finance working capital requirements and equipment purchases was fully repaid.

  Post-Transactions and Offering

        Our primary source of liquidity will continue to be cash from sales of our coal production and purchased coal to customers. We will also have availability under our new revolving credit facility, subject to certain conditions.

        We are highly leveraged. As of September 30, 2004, on a pro forma basis after giving effect to this offering and the application of the estimated net proceeds therefrom, we would have had outstanding $725.7 million in aggregate indebtedness, with an additional $131.0 million of available borrowings under our new revolving credit facility (after giving effect to $219.0 million of letters of credit expected to be outstanding on the closing date). Subsequent to September 30, 2004, we have obtained releases of an additional $17.3 million of letters of credit, thereby increasing our available borrowings under the revolving credit facility to $148.2 million. Our liquidity requirements will be significant, primarily due to debt service requirements. On a pro forma basis after giving effect to the Transactions and the offering and the application of the estimated net proceeds therefrom, our cash interest expense for the year ended December 31, 2003 and for the nine months ended September 30, 2004, would have been $47.7 million and $39.0 million, respectively.

        Based on our current levels of operations, we believe that remaining cash on hand, cash flow from operations and available borrowings under the revolving credit portion of our Senior Credit Facilities will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for at least the next twelve months.

        Our Senior Credit Facilities consist of a revolving credit facility and a term loan facility. Our revolving credit facility provides for loans in a total principal amount of up to $350.0 million, less outstanding letters of credit, which will be available for general corporate purposes, subject to certain conditions, and will mature in five years. The term loan facility consists of a $470.0 million term loan facility with a maturity of seven years.

        Borrowings under our Senior Credit Facilities bear interest at a floating base rate plus an applicable margin. The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The initial applicable margin for borrowings under the term loan facility is 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility and the term loan facility may be reduced subject to our attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the Senior Credit Facilities, we will be required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments at a rate equal to 0.50% per annum. We will also pay customary letter of credit fees.

        The Senior Credit Facilities require us to prepay outstanding term loans, subject to certain exceptions, in certain situations. Any mandatory prepayments other than from excess cash flow would be applied to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow would be applied to the term loan facility at our direction. If pre-paid, there would be a charge for unamortized deferred issuance costs. See "Description of Indebtedness."

        We are required to repay installments on the loans in quarterly principal amounts of 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility. At our option, we may prepay installments on the loans with no penalty.

        Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, five years from the date of the closing of the senior secured credit facility.

        The Senior Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of certain of our subsidiaries, and the ability of each guarantor under the credit facility to incur additional indebtedness or issue preferred stock, repay other indebtedness (including the Notes), pay dividends and distributions or repurchase our capital stock, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions and enter into hedging agreements.

        We have amended our credit agreement to permit the payment of certain dividends. Our credit agreement now permits the payment to us by our subsidiary, FC 2 Corp., for use by us to pay dividends on our common stock after this offering, in an amount not to exceed $12.5 million in any consecutive four quarter period, which amount may increase to $30.0 million and $45.0 million upon reaching leverage ratios, as set forth in the credit agreement, of 3.0 to 1.0 and 2.0 to 1.0, respectively. Accordingly, we expect that the terms of our credit agreement will permit us to pay dividends at a quarterly dividend rate that will be between $.04 and $.05 per share for the foreseeable future.

        In addition, the Senior Credit Facilities require FC 2 Corp. to maintain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation.

        The indenture governing our outstanding Notes limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness, pay dividends on or make other distributions or repurchase our capital stock, make certain investments, limit dividends or other payments by its restricted subsidiaries to us, and sell certain assets or merge with or into other companies. Our indenture permits the payment to FC 2 Corp. by Foundation Coal Corporation of $25.0 million, plus an amount up to 5% per calendar year of the net proceeds received by Foundation Coal Corporation from this offering. Foundation Coal Corporation will also have the ability to pay dividends over time using a formula based on 50% of consolidated net income, as set forth in the indenture, if it meets certain conditions, including having greater than a 2.0 to 1.0 fixed charge coverage ratio.

        Subject to certain exceptions, the indenture governing our outstanding Notes permits us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Covenant Compliance

        We believe that our Senior Credit Facilities and the indenture governing our outstanding Notes are material agreements, that the covenants are material terms of these agreements and that information about the covenants is material to an investor's understanding of our financial condition and liquidity. The breach of covenants in the Senior Credit Facilities that are tied to ratios based on Adjusted EBITDA, as defined below, could result in a default under the Senior Credit Facilities and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under the Senior Credit Facilities and indenture, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

        Covenant levels and pro forma ratios for the four quarters ended September 30, 2004 are as follows:

	Covenant Level	Pro Forma September 30, 2004 Ratios
Senior Credit Facilities(1)
Minimum Adjusted EBITDA to cash interest ratio	1.75x	3.5x
Maximum total debt to Adjusted EBITDA ratio	6.0x	4.6x
Indenture(2)
Minimum Adjusted EBITDA to fixed charge ratio required to incur additional debt pursuant to ratio provisions	2.0x	3.5x

(1)
The Senior Credit Facilities require us to maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 1.75x and a total debt to Adjusted EBITDA ratio starting at a maximum of 6.0x in each case for the most recent four quarter period. Failure to satisfy these ratio requirements would constitute a default under the Senior Credit Facilities. If lenders under the Senior Credit Facilities failed to waive any such default, repayment obligations under the Senior Credit Facilities could be accelerated, which would also constitute a default under the indenture.

(2)
Our ability to incur additional debt and make certain restricted payments under our indenture, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charge ratio of at least 2.0 to 1.

        Adjusted EBITDA is defined as EBITDA further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenant compliance under the indenture, and the Senior Credit Facilities, as shown in the table below. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with financing covenants.

						Period July 30 to September 30, 2004	Four Quarters Ended September 30, 2004
	Year Ended December 31,
				Nine Months Ended September 30, 2003	Period January 1 to July 29, 2004
	2001	2002	2003
	(unaudited)(in millions)
EBITDA(1)	$166.4	$183.9	$187.2	$152.9	$(55.7)	$27.4	$6.0
Non-cash charges (income)(2)	9.6	18.6	18.4	13.3	79.1	5.2	89.4
Unusual or non-recurring items(3)	(46.6)	(26.7)	(42.8)	(44.4)	32.1	0.8	34.5
Cumberland mine force majeure(4)	—	—	—	—	31.1	—	31.1
Other adjustments(5)	(2.4)	(2.4)	(2.4)	(1.8)	(1.4)	(0.4)	(2.4)

Adjusted EBITDA	$127.0	$173.4	$160.4	$120.0	$85.2	$33.0	$158.6

(1)
EBITDA is calculated in the table below:

						Period July 30 to September 30, 2004	Four Quarters Ended September 30, 2004
	Year Ended December 31,
				Nine Months Ended June 30, 2003	Period January 1 to July 29, 2004
	2001	2002	2003
	(in millions)
Income (loss) from continuing operations	$16.1	$25.1	$26.0	$29.5	$(90.6)	$10.3	$(83.8)
Interest expense	52.5	48.9	46.9	35.7	18.0	8.5	37.7
Interest income	(6.8)	(12.3)	(3.2)	(2.5)	(1.3)	(0.2)	(2.2)
Income tax expense (benefit)	3.9	13.1	(0.2)	1.9	(51.8)	5.1	(48.8)
Depreciation, depletion and amortization	83.8	91.6	99.8	74.5	61.2	26.2	112.7
Coal supply agreement amortization	16.9	17.5	17.9	13.8	8.8	(22.5)	(9.6)

EBITDA	$166.4	$183.9	$187.2	$152.9	$(55.7)	$27.4	$6.0

(2)
We are required to adjust EBITDA, as defined above, for the following non-cash charges (income):

						Period July 30 to September 30, 2004	Four Quarters Ended September 30, 2004
	Year Ended December 31,
				Nine Months Ended June 30, 2003	Period January 1 to July 29, 2004
	2001	2002	2003
	(in millions)
Interest rate swaps (a)	$—	$—	$—	$—	$43.1	$0.1	$43.2
Early extinguishment of debt	—	—	—	—	21.7	—	21.7
Profit in inventory(b)	—	—	—	—	—	3.8	3.8
Accretion on asset retirement obligations/reclamation expense (b)	5.1	5.5	7.0	5.2	4.0	1.3	7.1
Asset impairment charges	16.6	7.0	—	—	—	—	—
Amortization included in benefits expense (c)	2.9	6.1	11.4	8.1	10.3	—	13.6
Minority interests (d)	(15.0)	—	—	—	—	—	—

Total	$9.6	$18.6	$18.4	$13.3	$79.1	$5.2	$89.4

  (a)
  Includes $48.9 million of expense resulting in the period January 1 to July 29, 2004 from loss on termination of hedge accounting for interest rate swaps less $5.8 million mark-to-market adjustment. Under the terms of the stock purchase agreement, we did not assume any existing interest rate swaps. For the period July 30 to September 30, 2004 includes the mark-to-market loss on interest rate swaps not yet designated as cash flow hedges.

  (b)
  Represents incremental cost of sales recorded in the period arising from the preliminary estimate of manufacturing profit added to inventory in purchase accounting.

  (c)
  For 2001 and 2002, this amount represents reclamation expense recorded prior to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143").

  (d)
  Represents the portion of pension, other post-retirement and black lung expense resulting from the amortization of unrecognized actuarial losses, prior service costs and transition obligations.

  (e)
  Relates to the 15% interest in Plateau Mining Corporation that was held by an unaffiliated entity until we purchased this interest in December 2001.

(3)
We are also required to adjust EBITDA, as defined above, for the following unusual (income) expense:

						Period July 30 to September 30, 2004	Four Quarters Ended September 30, 2004
	Year Ended December 31,
				Nine Months Ended June 30, 2003	Period January 1 to July 29, 2004
	2001	2002	2003
	(in millions)
Litigation/arbitration/contract settlements, net (a)	$1.0	$(24.3)	$(41.9)	$(42.0)	$28.9	$—	$29.0
Transaction bonus(b)	—	—	—	—	1.8	—	1.8
Long-term incentive plan expense (c)	1.5	1.0	3.9	2.2	2.4	—	4.1
Insurance recoveries (d)	(31.2)	—	—	—	—	—	—
Terminated royalty agreement (e)	(11.5)	—	—	—	—	—	—
Gain on asset sales and sale of affiliates	(3.8)	(3.4)	(4.8)	(4.6)	(1.0)	—	(1.2)
Other (f)	(2.6)	—	—	—	—	0.8	0.8

Total	$(46.6)	$(26.7)	$(42.8)	$(44.4)	$32.1	$0.8	$34.5

  (a)
  Represents arbitration awards, litigation and contract settlements, net of related legal and tax fees.

  (b)
  Represents the cost of a one-time bonus awarded to certain employees in connection with the Transactions.

  (c)
  Represents the cost of a long-term incentive plan instituted by the Seller in 2001 that was terminated prior to closing as required by the change in control provisions in the plan agreement. We have implemented a management equity program that will not result in a cash cost to us.

  (d)
  Consists of insurance proceeds in excess of the book value of net assets and closure costs at the Willow Creek mine.

  (e)
  Consists of a gain recognized on termination of a royalty agreement in conjunction with the closure of Willow Creek.

  (f)
  Represents $2.6 million from management services provided to an affiliate of RAG Coal International AG in 2001 and $0.8 million from a sponsor monitoring fee in the period July 30 to September 30, 2004 which will be terminated in connection with this offering. In addition, other items that are permitted adjustments in calculating covenant compliance under the indenture governing the Notes and the Senior Credit Facilities, including directors' fees, reimbursements of certain union dues by the Seller, black lung settlement charges and costs related to moving our human resources organization from Colorado to Maryland, net to an immaterial amount.

(4)
Represents the adjustment required for the estimated impact of the temporary idling of our Cumberland mine in the first half of 2004 as a result of a revised interpretation of mine ventilation laws by MSHA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 25 to the consolidated financial statements for additional information.

(5)
We are also required to make adjustments to EBITDA for items such as incremental insurance costs and franchise taxes not included in income tax expense.

        As a regular part of our business, we review opportunities for, and engage in discussions and negotiations concerning, the acquisition of coal mining assets and acquisitions of, or combinations with, coal mining companies. When we believe that these opportunities are consistent with our growth plans and our acquisition criteria, we will make bids or proposals and/or enter into letters of intent and other similar agreements, which may be binding or nonbinding, that are customarily subject to a variety of conditions and usually permit us to terminate the discussions and any related agreements if, among other things, we are not satisfied with the results of our due diligence investigation. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both.

  Contractual Obligations

        The following is a summary of our significant future contractual obligations by year as of December 31, 2003 on a pro forma basis after giving effect to the Transactions and this offering and the application of the estimated net proceeds therefrom:

	2004	2005-2006	2007-2008	After 2008	Total
	(in millions)
Long-term debt and capital leases	$5.6	$9.4	$9.4	$680.2	$704.6
Operating leases	7.2	14.9	4.4	6.1	32.6
Minimum royalties	4.0	5.0	—	—	9.0

Total	$16.8	$29.3	$13.8	$686.3	$746.2

        In addition to the contractual obligations noted above, we have made contributions of approximately $15.9 million to our defined benefit retirement plans through September 30, 2004. We also have invested $79.6 million in capital expenditures for equipment replacements and mine development at our existing mines through September 30, 2004. We believe that cash balances plus cash generated by operations will be sufficient to meet these obligations plus fund requirements for working capital and capital expenditures without incurring additional borrowings.

  Off-Balance Sheet Arrangements

        In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets. However, the underlying obligations that they secure, such as asset retirement obligations, self-insured workers compensation liabilities, royalty obligations and certain retiree medical obligations, are reflected in our consolidated balance sheets.

        We are required to provide financial assurance in order to perform the post-mining reclamation required by our mining permits, pay our federal production royalties, pay workers compensation claims under self-insured workers compensation laws in the various states, pay federal black lung benefits, pay retiree health care benefits to certain retired UMWA employees and perform certain other obligations.

        In order to provide the required financial assurance, we generally use surety bonds for post-mining reclamation and royalty payment obligations and bank letters of credit for self-insured workers compensation obligations and UMWA retiree health care obligations. Federal black lung benefits are paid from a dedicated trust fund that has sufficient assets to fund these obligations for the next several years. Bank letters of credit are also used to collateralize a portion of the surety bonds.

        We had outstanding surety bonds with a total face amount of $247.3 million as of September 30, 2004, of which $231.4 million secured reclamation obligations and $10.7 million secured coal lease obligations. In addition, we have $219.0 million of letters of credit in place for the following purposes: $36.5 million for workers' compensation, including collateral for workers compensation bonds; $24.0 million for UMWA retiree health care obligations; $147.8 million for collateral for reclamation surety bonds, $6.0 million for minimum royalty payment obligations for a closed mine in Utah; and $4.7 million for other miscellaneous obligations. Recently, surety bond costs have increased, while the market terms under which surety bonds can be obtained have generally become less favorable to all mining companies. In the event that additional surety bonds become unavailable, we would seek to secure our obligations with letters of credit, cash deposits or other suitable forms of collateral. As a result of the Transactions, the surety bonds issued by one of the current sureties have been replaced by surety bonds issued by one or more different sureties.

  Critical Accounting Estimates

        Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management evaluates its estimates on an on-going basis. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from the estimates used. Note 2 to the Consolidated Financial Statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

  Asset Retirement Obligations

        Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Reclamation activities that are performed outside of the normal mining process are accounted for as asset retirement obligations in accordance with the provisions of SFAS No. 143. We determine the future cash flows necessary to satisfy our reclamation obligations on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates and assumptions regarding productivity. Estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based on historical or third-party costs, both of which are stated at fair value. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. In accordance with the provisions of SFAS No. 143, we determine the fair value of our asset retirement obligations. In order to determine fair value, we must also estimate a discount rate and third-party margin. Each is discussed below:

  •
  Discount rate — SFAS No. 143 requires that asset retirement obligations be recorded at fair value. In accordance with the provisions of SFAS No. 143, we utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives adjusted for our credit standing.

  •
  Third party margin — SFAS No. 143 requires the measurement of an obligation to be based on the amount a third party would demand to assume the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, a third-party margin was added to the estimated costs of performing these activities with internal resources. This margin was estimated based upon discussion with contractors that perform reclamation activities. If our cost estimates are accurate, the excess of the recorded obligation over the cost incurred to perform the work will be recorded as a gain at the time that reclamation work is settled.

        On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revision to cost estimates and productivity assumptions, in each case to reflect current experience.

        At September 30, 2004, after applying purchase accounting, we had recorded asset retirement obligation liabilities of $107.8 million, including amounts reported as current. While the precise amount of these future costs cannot be determined with certainty, we estimate that the aggregate undiscounted cost of final mine closure is approximately $205.3 million at December 31, 2003 payable through 2032.

  Employee Benefit Plans

        We have two non-contributory defined benefit retirement plans covering certain of our salaried and non-union hourly employees. Benefits are based on either the employee's compensation prior to retirement or stated amounts for each year of service with us. Funding of these plans is in accordance with the requirements of the Employee Retirement Income Security Act of 1974, which can be deducted for federal income tax purposes. For the years ended December 31, 2003 and 2002, we contributed $20.0 million and $9.0 million, respectively, into the plans. We account for our defined benefit retirement plans in accordance with SFAS No. 87, Employer's Accounting for Pensions, which requires amounts recognized in the financial statements to be determined on an actuarial basis. For the year ended December 31, 2003, we recorded pension expense of $11.7 million. For the period January 1 through July 29, 2004, we recorded pension expense of $6.3 million. In the successor financial statements for the period February 9 through September 30, 2004, after applying purchase accounting, we recorded pension expense of approximately $1.0 million.

        The calculation of the net periodic benefits costs (pension expense) and benefit obligation (pension liability) associated with our defined benefit pension plans requires the use of a number of assumptions that we deem to be "critical accounting estimates." These assumptions are used by our independent actuaries to make the underlying calculations. Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions.

  •
  The expected long-term rate of return on plan assets is an assumption of the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We establish the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The pension plan's investment targets are 55% equity, 22% fixed income, 5% private equity, 8% absolute return funds and 10% real estate mutual funds. Investments are rebalanced on a periodic basis to stay within these targeted guidelines. The long-term rate of return assumption used to determine pension expense was 8.5% for the period January 1 through July 29, 2004 and for the period February 9 through September 30, 2004, and 9.0% for the nine months ended September 30, 2003, respectively, and 9.0% for the years ended December 31, 2003, 2002 and 2001, respectively. Any difference between the actual experience and the assumed experience is deferred as an unrecognized actuarial gain or loss and amortized into the future.

  •
  The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected, accumulated and vested benefit obligations and the service and interest cost components of the net periodic pension cost. In estimating that rate, SFAS No. 87 requires rates of return on high quality, fixed income investments. The discount rate used to determine pension expense was 6.25% for the period January 1 through July 29, 2004 and for the period February 9 through September 30, 2004, and 7.00% for the nine months ended September 30, 2003, respectively, and 7.00%, 7.25% and 7.50% for the years ended December 31, 2003, 2002 and 2001, respectively. The differences resulting from actual versus assumed discount rates and returns on plan assets are amortized into pension expense over the remaining average service life of the active plan participants. A one half percentage-point increase in the discount rate would decrease the 2003 net periodic pension cost by approximately $1.2 million and decrease the projected benefit obligation at December 31, 2003 by approximately $12.0 million. The corresponding effects of a one half of one percentage-point decrease in the discount rate would be an approximately $1.2 million increase in the net periodic pension cost and an approximately $13.0 million increase in the projected benefit obligation.

        We also currently provide certain postretirement medical and life insurance coverage for eligible employees. These obligations are unfunded. Covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependants. Post retirement medical and life plans for salaried employees and non-represented hourly employees are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for members of the UMWA is not contributory. We account for our other postretirement benefits in accordance with SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, which requires amounts recognized in the financial statements to be determined on an actuarial basis. For the year ended December 31, 2003, we recorded postretirement benefit expense of $40.7 million. For the period January 1 through July 28, 2004, we recorded postretirement benefit expense of $29.6 million. In the successor financial statements for the two month operating period ended September 30, 2004, after applying purchase accounting and incorporating Medicare Part D, we recorded post retirement benefit expense of approximately $5.9 million.

        Various actuarial assumptions are required to determine the amounts reported as obligations and costs related to the postretirement benefit plan. The differences resulting from actual experience versus actuarial assumptions are deferred as unrecognized actuarial gains or losses and amortized into expense in future periods. These assumptions include the discount rate and the future medical cost trend rate.

  •
  The discount rate assumption reflects the rates available on high quality fixed income debt instruments at September 30, 2003 and 2002 and is calculated in the same manner as discussed above for the defined benefit retirement plans. The discount rate used to calculate the postretirement benefit expense was 6.25% for the period January 1 through July 28, 2004 and for the two month operating period ended September 30, 2004, and 7.00% for the nine months ended September 30, 2003, respectively, and 7.00%, 7.25% and 7.50% for the years ended December 31, 2003, 2002 and 2001, respectively. A one half percentage-point increase in the discount rate would decrease the 2003 postretirement benefit expense by approximately $2.9 million and decrease the accumulated postretirement benefit obligation at December 31, 2003 by approximately $35.0 million. The corresponding effects of a one half of one percentage-point decrease in the discount rate would be an approximately $3.0 million increase in the postretirement benefit expense and an approximately $38.0 million increase in the accumulated postretirement benefit obligation.

  •
  The future health care cost trend rate represents the rate at which health care costs are expected to increase over the life of the plan. The health care cost trend rate assumptions are determined primarily based upon our historical rate of change in retiree health care costs. We have implemented many effective retiree health care cost containment measures that have resulted in actual increases in our retiree health care costs to fall far below the double-digit annual increases experienced by many companies and cited in most external studies. The post retirement expense in 2003 was based on an assumed health care inflationary rate of 6.00% in 2003 decreasing to 4.75% in 2008, which represents the ultimate health care cost trend rate for the remainder of the plan life. The comparable actuarial assumption in 2002 was an initial rate of 5.75% in 2002, decreasing to 4.75% in 2005. In 2001, an initial rate of 5.00% in 2001 was assumed, decreasing to 4.75% in 2002. A one-percentage point increase in the 4.75% assumed ultimate health care cost trend rate would increase the service and interest cost components of the 2003 postretirement benefit expense by $10.0 million and increase the accumulated postretirement benefit obligation at December 31, 2003 by $111.7 million. A one-percentage point decrease in the 4.75% assumed ultimate health care cost trend rate would decrease the service and interest cost components of the 2003 postretirement benefit expense by $8.4 million and decrease the accumulated postretirement benefit obligation at December 31, 2003 by $94.2 million.

  Income Taxes

        We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors including the expected level of future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record a change to the valuation allowance through income tax expense in the period such determination is made.

  Coal Reserve Values

        There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves. Many of these uncertainties are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. Some of the factors and assumptions that impact economically recoverable reserve estimates include:

  •
  geological and mining conditions;

  •
  historical production from similar areas with similar conditions;

  •
  the assumed effects of regulations and taxes by governmental agencies;

  •
  assumptions governing future prices;

  •
  future operating, development and reclamation costs; and

  •
  mining technology improvements.

        Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows may vary substantially. Actual production, revenue and expenditures with respect to reserves may materially vary from estimates.

  Recent Accounting Pronouncements

        Emerging Issues Task Force ("EITF") Issue 04-02 addresses the issue of whether mineral rights are tangible or intangible assets. FASB Statement No. 141, Business Combinations, requires the acquirer in a business combination to allocate the cost of the acquisition to the acquired assets and liabilities. At the March 17-18, 2004 meeting, the EITF reached a consensus that mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) are tangible assets. As a result of the EITF's consensus, the Financial Accounting Standards Board (the "FASB") issued FASB Staff Position ("FSP") Nos. SFAS No. 141-a and SFAS No. 142-a, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-02, Whether Mineral Rights Are Tangible or Intangible Assets, which amend SFAS Nos. 141 and 142 and results in the classification of mineral rights as tangible assets.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), and subsequently revised FIN 46 in December 2003. As revised, FIN 46's consolidation provisions apply to interest in variable interest entities ("VIEs") that are referred to as special-purpose entities for periods ending after December 15, 2003. For all other VIEs, FIN 46's consolidation provisions apply for periods ending after March 15, 2004, or as of March 31, 2004. We do not expect FIN 46 to have a material effect on our consolidated financial position or results of operations.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits("SFAS No. 132R"), which is effective for fiscal years and quarters ending after December 15, 2003. We have included the expanded annual and quarterly disclosures required by SFAS No. 132R in Note 15 to its consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 (unaudited), the period January 1 through July 29, 2004 (unaudited) and the two month operating period ended September 30, 2004 (unaudited).

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As of July 29, 2004, as permitted by FSP No. SFAS No. 106-1, we have deferred accounting for the effects of the Act in the measurement of our Accumulated Postretirement Benefit Obligation (APBO) and the effect of the offset to net periodic postretirement benefit costs. Specific guidance with respect to accounting for the effects of the Act was recently issued in FSP No. SFAS No. 106-2. As of September 30, 2004, in conjunction with applying purchase accounting, we incorporated the provisions of the Act which resulted in a reduction of the Company's postretirement benefit obligation of approximately $69 million. Postretirement benefit expense accruals for the period February 9 through September 30, 2004 were reduced by approximately $0.9 million as a result of incorporating the provisions of the Act.

  Quantitative and Qualitative Disclosure About Market Risk

        Commodity price risk.    We manage our commodity price risk for coal sales through the use of long-term coal supply agreements rather than through the use of derivative instruments. As of September 30, 2004, we had sales commitments for 100% of our planned 2004 production. Some of the products used in our mining activities, such as diesel fuel, are subject to price volatility. Through our suppliers, we utilize forward contracts to manage the exposure related to this volatility.

        Interest rate risk.    Historically, we have had exposure to changes in interest rates on a portion of our existing level of indebtedness. This exposure had been completely hedged for the life of the debt using pay-fixed, receive-variable interest rate swaps. As a result of the Transactions, we anticipate exposure to changes in interest rates on a portion of our new level of indebtedness. We expect to use interest rate swaps to manage this risk.

        We entered into swap contracts for the purpose of complying with certain financial covenants in our senior secured credit facility. The swap contracts cover $85 million to September 2007. The following table summarizes our outstanding swap contracts at September 30, 2004.

Notional Amount	Term	Floating Rate	Fixed Rate
$20 million	September 2004 - September 2007	3-month LIBOR	3.26%
$25 million	September 2004 - September 2007	3-month LIBOR	3.26%
$20 million	September 2004 - September 2007	3-month LIBOR	3.26%
$20 million	September 2004 - September 2007	3-month LIBOR	3.26%

        As of September 30, 2004, after giving effect to the $85 million of interest rate swaps that were recently entered into, we had $385 million of variable rate indebtedness. A 1% change in interest rates would affect the interest expense on such indebtedness by $3.9 million. At September 30, 2004, the fair value of these swap agreements was an unrealized loss of $0.1 million.

THE COAL INDUSTRY

        Coal is an abundant, efficient and affordable natural resource used primarily to provide fuel for the generation of electric power. World-wide recoverable coal reserves are estimated to be approximately 1.1 trillion tons. The United States is one of the world's largest producers of coal and has approximately 25% of global coal reserves, representing approximately 250 years of supply based on current usage rates. Coal is the most abundant fossil fuel in the United States, representing approximately 95% of the nation's total fossil fuel reserves.

Coal Markets

        Coal is primarily consumed by utilities to generate electricity. It is also used by steel companies to make steel products and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. In general, coal is characterized by end use as either steam coal or metallurgical coal. Steam coal is used by electricity generators and by industrial facilities to produce steam, electricity or both. Metallurgical coal is refined into coke, which is used in the production of steel. Over the past quarter century, total coal consumption in the United States has nearly doubled to approximately 1.1 billion tons in 2003. The growth in the demand for coal has coincided with an increased demand for coal from electric power generators.

        The following table sets forth demand trends for U.S. coal by consuming sector as projected by the EIA for the periods indicated.

	Actual			Projected		Annual Growth
Consumption by Sector
	2001	2002	2003	2010	2020	2001-2010	2010-2020
	(tons in millions)
Electric Generation	964	978	1,004	1,136	1,301	1.8%	1.4%
Industrial	65	61	61	65	66	0.9%	0.2%
Steel Production	26	24	24	23	19	(0.7)%	(1.9)%
Residential/Commercial	4	4	4	5	5	1.8%	0.0%
Export	49	40	43	35	27	(2.9)%	(2.6)%

Total	1,108	1,107	1,136	1,264	1,418	1.6%	1.2%

        The nation's power generation infrastructure is largely coal-fired. As a result, coal has consistently maintained a 50% to 53% market share during the past 10 years, principally because of its relatively low cost, reliability and abundance. Coal is the lowest cost fossil-fuel used for base-load electric power generation, being considerably less expensive than natural gas or oil. Coal-fired generation is also competitive with nuclear power generation especially on a total cost per megawatt-hour basis. The production of electricity from existing hydroelectric facilities is inexpensive, but its application is limited both by geography and susceptibility to seasonal and climatic conditions. Non-hydropower renewable power generation accounts for only 1.4% of all the electricity generated in the United States, and wind and solar power—the alternative fuel sources that provide the greatest environmental benefits—represent only 0.3% of U.S. power generation and are generally not economically competitive with existing technologies.

        Coal consumption patterns are also influenced by the demand for electricity, governmental regulation impacting power generation, technological developments and the location, availability and cost of other fuels such as natural gas, nuclear and hydroelectric power.

        The following chart sets forth the source fuel for electricity generation for 2003, according to the EIA.

        Coal's primary advantage is its relatively low cost compared to other fuels used to generate electricity. Platts has estimated the average total production costs of electricity, using coal and competing generation alternatives, in the first five months of 2004 as follows:

Electrical Generation Type	Cost per Megawatt Hour
Natural Gas	$57.48
Oil	$51.35
Coal	$18.30
Nuclear	$17.01
Hydroelectric	$5.35

Industry Trends

        In recent years, the coal industry has experienced several significant trends including:

        Growth in Coal Consumption.    According to the EIA, from 1990 to 2003 coal consumption in the United States increased by 21% from 904 million tons to 1,090 million tons. The largest driver of increased coal consumption during this period was increased demand for electricity, as electricity production by domestic electric power producers increased 27% and coal consumption by electric power producers increased 28%. As coal remains one of the lowest cost fuel sources for domestic electric power producers, we believe coal consumption should continue to expand as demand for electricity continues to increase.

        Increased Utilization of Excess Capacity at Existing Coal-Fired Power Plants.    We believe that existing coal-fired plants will supply much of the near-term projected increase in the demand for electricity because they possess excess capacity that can be utilized at low incremental costs. In 2003, the estimated average utilization of the existing coal-fired power plant fleet was 71%, significantly below the estimated potential utilization rate of 85%. If U.S. coal-fueled plants operate at utilization rates of 85%, we believe they would consume approximately 200 million additional tons of coal per year. In comparison, in 2003, the average utilization of the existing nuclear-fired power plant fleet was estimated by the EIA to be 88.4%.

        Construction of New Coal-Fired Power Plants.    The NETL projects that 74,000 megawatts of new coal-fired electric generation capacity will be constructed by 2025. The NETL has identified 94 coal-fired plants, representing 62,000 megawatts of electric generation capacity, which have been proposed and are currently in various stages of development. The DOE projects that 58 of these proposed coal-fired plants, representing 38,000 megawatts of electric generation capacity, will be completed and begin consuming coal to produce electricity by the end of 2010.

        Industry Consolidation.    The U.S. coal industry has experienced significant consolidation over the last 15 years. In 2003, the five largest coal producers controlled over 47% of coal produced in the United States, compared to just 35% in 1995 and 22% in 1990, according to Platts. Weaker coal prices in the late 1990s forced many smaller operators to sell or shut down their operations. In addition, a number of large international oil and gas companies decided to exit the domestic coal industry. One effect of consolidation in the coal industry has been the increase in the number of coal producers that have become efficiently run public companies with a focus on maximizing shareholder returns. Despite increased consolidation, the industry still remains relatively fragmented with more than 675 coal producers in the United States in 2003, according to Platts.

        Increasingly Stringent Air Quality Laws.    The coal industry is subject to increasingly stringent regulatory restrictions on sulfur dioxide emissions from coal-fired power plants. In 1995, Phase I of the Clean Air Act required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu, and in 2000, Phase II of the Clean Air Act tightened these sulfur dioxide restrictions to 1.2 pounds of sulfur dioxide per million Btu. Sulfur dioxide and other emissions may be restricted even further by currently proposed laws and regulations. Electric power generators operating coal-fired plants can comply with these requirements by (i) burning lower sulfur coal, either exclusively or mixed with higher sulfur coal; (ii) installing pollution control devices, such as scrubbers, that reduce the emissions from high sulfur coal; or (iii) purchasing or trading emission credits.

Coal Production

        U.S. coal production was approximately 1.1 billion tons in 2003. The following table, derived from data prepared by the EIA, sets forth production statistics in each of the four major coal producing regions for the periods indicated.

	Actual		Estimated	Projected		Annual Growth
	2001	2002	2003	2010	2020	2001-2010	2010-2020
	(tons in millions)
Total Tons
Powder River Basin	408	410	432	511	637	2.5%	2.2%
Central Appalachia	267	249	221	220	206	(2.1)%	(0.7)%
Northern Appalachia	143	129	144	168	177	1.8%	0.5%
Illinois Basin	98	98	99	118	122	2.1%	0.4%
Other	212	208	195	205	227	(0.4)%	1.0%

Total	1,128	1,094	1,091	1,222	1,368	0.9%	1.1%

Percentage of Total Tons
Powder River Basin	36%	37%	40%	42%	46%
Central Appalachia	24%	23%	20%	18%	15%
Northern Appalachia	13%	12%	13%	14%	13%
Illinois Basin	9%	9%	9%	10%	9%
Other	19%	19%	18%	17%	16%

Note:    2003 is estimated as of the third quarter of 2003. Data excludes waste coal delivered to Independent Power Producers.

Largest U.S. Coal Producers

        The following table sets forth the ten largest coal producers in the United States in 2003. (1)

Company	Tons in Millions	Percent of Total U.S. Coal
Peabody Energy Corporation (2)	209.8	19.6%
Kennecott Energy & Coal Co	119.1	11.1%
Arch Coal, Inc.	109.0	10.2%
Foundation Coal Corporation (3)	64.7	6.0%
CONSOL Energy Inc	60.4	5.6%
Triton Coal Company	41.5	3.9%
Massey Energy Company	41.0	3.8%
The North American Coal Corporation	35.5	3.3%
Horizon Natural Resources Company	31.6	3.0%
Westmoreland Coal Company	27.7	2.6%

(1)
Data from this table is derived from the NMA and has been adjusted as set forth in footnotes (2) and (3) below to reflect the sale of RAG Coal International AG's Colorado operations to an affiliate of Peabody Energy Corporation in April 2004.

(2)
Includes tonnage produced by RAG Coal International AG's Colorado operations, which were sold to an affiliate of Peabody Energy Corporation in April 2004.

(3)
Does not include tonnage produced by RAG Coal International AG's Colorado operations, which were sold to an affiliate of Peabody Energy Corporation in April 2004.

Coal Regions

        Coal is mined from coal fields throughout the United States, with the major production centers located in the Western United States, Northern and Central Appalachia and the Illinois Basin. The quality of coal varies by region. Heat value and sulfur content are the two most important coal characteristics in measuring quality and determining the best end use of particular coal types.

  Western United States

        Powder River Basin.    The Powder River Basin is located in northeastern Wyoming and southeastern Montana. This coal has a very low sulfur content of between 0.15% to 0.55% and a low heat value of between 7,500 and 10,000 Btus. Our Belle Ayr and Eagle Butte mines are located in this region.

        Western Bituminous Region.    The Western Bituminous Region includes western Colorado and eastern Utah. The coal from this region typically has a sulfur content of 0.5% to 1.0% and a heat value of between 10,500 and 12,500 Btus.

        Four Corners.    The Four Corners area includes northwestern New Mexico, northeastern Arizona, southwestern Utah and southeastern Colorado. The coal from this region typically has a sulfur content of 0.75% to 1.0% and a heat value of between 9,000 and 10,000 Btus.

  Appalachian Region

        Northern Appalachia.    Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value of between 12,000 and 14,000 Btus per pound. Its typical sulfur content ranges from 1.0% to 4.5%. Our Emerald and Cumberland mines are located in this region.

        Central Appalachia.    Central Appalachia includes eastern Kentucky, Virginia and southern West Virginia. Coal from this region generally has a low sulfur content of 0.7% to 1.5% and a high heat value of between 12,000 and 14,000 Btus. Our Pioneer, Kingston, Laurel Creek and Rockspring mines are located in southern West Virginia.

        Southern Appalachia.    Southern Appalachia includes Alabama and Tennessee. Coal from this region typically has a low sulfur content of 0.7% to 1.5% and a high heat value of between 12,500 and 14,000 Btus.

  Interior Region

        Illinois Basin.    The Illinois Basin includes Illinois, Indiana and western Kentucky and is the major coal production center in the interior United States. There has been significant consolidation among coal producers in the Illinois Basin over the past several years. Coal from this region varies in heat value from 10,000 to 12,500 Btus and has a high sulfur content of 2.0% to 4.0%. Our Wabash mine is located in this region.

        Other Interior.    Other coal-producing states in the interior United States include Arkansas, Kansas, Louisiana, Mississippi, Missouri, North Dakota, Oklahoma and Texas. The majority of production in the interior region outside of the Illinois Basin consists of lignite production from Texas and North Dakota. This lignite typically has a heat value of between 5,000 and 9,500 Btus and a sulfur content of between 1.0% and 2.0%.

Transportation Cost

        Coal used for domestic consumption is generally sold free on board at the mine, and the purchaser normally bears the transportation costs. Export coal, however, is usually sold at the loading port, and coal producers are responsible for shipment to the export coal-loading facility, with the buyer paying the ocean freight.

        Most electric generators arrange long-term shipping contracts with rail or barge companies to assure stable delivered costs. Transportation can be a large component of a purchaser's total cost. Although the purchaser pays the freight, transportation costs still are important to coal mining companies because the purchaser may choose a supplier largely based on cost of transportation. According to the NMA, railroads account for nearly two-thirds of total U.S. coal shipments, while river barge movements account for an additional 13%. Trucks and overland conveyors haul coal over shorter distances, while barges, Great Lake carriers and ocean vessels move coal to export markets and domestic markets requiring shipment over the Great Lakes. Most coal mines are served by a single rail company, but much of the Wyoming Powder River Basin is served by two competing rail carriers, the Burlington Northern Santa Fe Railway and the Union Pacific Railroad. Rail competition in this major coal-producing region is important because rail costs constitute up to 75% of the delivered cost of Powder River Basin coal in eastern markets.

Recent Coal Market Conditions

        According to traded coal indices and reference prices, U.S. and international coal demand is currently at high levels, and coal pricing has increased year-over-year in nearly every significant U.S. and international market. We believe that current fundamentals in the U.S. coal industry are among the strongest in the past decade, supported primarily by:

•
stronger industrial demand following a recovery in the U.S. manufacturing sector;

•
relatively low customer stockpiles;

•
production difficulties experienced by some U.S. coal producers;

•
capacity constraints of U.S. nuclear-powered electricity generators;

•
high current and forward prices for natural gas and oil; and

•
increased international demand for U.S. coal for electricity generation and steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

Steam Coal Pricing

        U.S. spot steam coal prices have experienced significantly greater volatility over the past few years than they have historically. Starting in late 2000 and continuing through mid-2001, U.S. spot steam coal prices began to rise as a result of reduced supply, higher demand from utility and industrial consumers, and rising natural gas and oil prices. Beginning in the middle of 2001, U.S. spot steam coal prices declined due to the weakening domestic economy, higher utility consumer inventories and increases in supply as the coal production market reacted to the stronger prices during late 2000 and early 2001. Spot prices for U.S. steam coal remained relatively low through the end of 2001 and during 2002.

        During 2003, U.S. spot steam coal prices began to strengthen and have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. The table below describes year-to-date average reference prices for coal at November 1, 2004, compared to year-to-date average reference prices in November 2003, according to Platts, and the percentage of our 2003 coal sales revenue by region:

	Increase in Average Reference Prices	Percentage of 2003 Coal Sales Revenue
Powder River Basin (Southern)	6%	31%
Northern Appalachia	72%	33%
Central Appalachia	61%	28%
Illinois Basin	39%	4%

        The following chart sets forth representative steam coal prices in various U.S. markets reported on a weekly basis for the period from January 1, 1999 to November 1, 2004.(1)

(1)
Comparable data for the Illinois Basin is only available beginning in 2002.

        Metallurgical Coal Pricing.    Metallurgical coal prices in both the domestic and seaborne export markets, which are both denominated in U.S. dollars, have increased significantly over the past two years due to tight supply and strong global steel production. The price increase in the U.S. metallurgical coal market is due in part to improved stability in the U.S. steel industry, which has increased domestic demand for metallurgical coal. The price increase in the U.S. metallurgical coal market has also been supported by tightening supply on the U.S. metallurgical coal supply side, where operating disruptions have reduced production at several U.S. metallurgical coal mines in 2003.

BUSINESS

Overview

        We are the fourth largest coal producer in the United States. We operate a diverse group of thirteen mines located in Wyoming, Pennsylvania, West Virginia and Illinois. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we sold 67.2 million tons of coal and 47.4 million tons of coal, respectively, including 64.0 million tons and 46.2 million tons, respectively, that were produced and processed at our operations. Our mines have been gradually increasing production over the past five years. As of December 31, 2003, we had approximately 1.8 billion tons of proven and probable coal reserves. We are also involved in marketing coal produced by others to supplement our own production and, through blending, provide our customers with coal qualities beyond those available from our own production. We purchased and resold 2.5 million tons of coal in 2003.

        We are primarily a supplier of steam coal to U.S. utilities for use in generating electricity. We also sell steam coal to industrial plants. Steam coal sales accounted for 97% of our coal sales volume and 91% of our coal sales revenue in 2003. We also sell metallurgical coal to steel producers; metallurgical sales accounted for 3% of our coal sales volume and 9% of our coal sales revenue in 2003.

Competitive Strengths

        We believe that the following competitive strengths enhance our prominent market position in the United States:

        We are the fourth largest coal producer in the United States and have a significant reserve base.  Based on 2003 production of 64.0 million tons, we are the fourth largest coal producer in the United States. As of December 31, 2003, we controlled approximately 1.8 billion tons of proven and probable coal reserves. Based on these reserve estimates and our actual rate of production during the year ended December 31, 2003, we have a total reserve life of approximately 28 years.

        We have a diverse portfolio of coal-mining operations and reserves.  We operate a total of 13 mines in the Powder River Basin, Northern Appalachia, Central Appalachia and the Illinois Basin, selling coal to approximately 85 domestic and foreign electric utilities, steel producers and industrial users. We are the only producer with significant operations and major reserve blocks in both the Powder River Basin and Northern Appalachia, the two U.S. coal production regions for which future demand is expected to have the largest increase, according to the EIA. We believe that this geographic diversity provides us with a significant competitive advantage, allowing us to source coal from multiple regions to meet the needs of our customers and reduce their transportation costs.

        We operate highly productive mines and have had strong EBITDA margins.  We believe our focus on productivity has helped contribute to our strong EBITDA margins for fiscal years ended 2001, 2002 and 2003. Our strategic investment in equipment and technology has increased the efficiency of our operations, which we believe reduces our costs and provides us with a competitive advantage. Maintaining our low-cost position enables us to maximize our profitability in all coal pricing environments.

        We are a recognized industry leader in safety and environmental performance.  Our focus on safety and environmental performance results in a lower likelihood of disruption of production at our mines, which leads to higher productivity and improved financial performance. We operate some of the nation's safest mines, with 2003 injury incident rates, as tracked by the Mine Safety and Health MSHA, below industry averages.

        We have long-standing relationships and long-term contracts with many of the largest coal-burning utilities in the United States.  We supply coal to approximately 100 power plants operated by more than

70 electricity generators in 29 states across the country. We believe we have a reputation for reliability and superior customer service that has enabled us to solidify our customer relationships.

        Our management team has a track record of success during our long operating history.  Our management team has a proven record of generating free cash flow, increasing productivity, reducing costs, developing and maintaining long-standing customer relationships and effectively positioning us for future growth and profitability. We operated as a stand-alone subsidiary of privately held RAG Coal International AG from 1999 until becoming an independent company on July 30, 2004. Our senior executives have an average of approximately 26 years of experience in the coal industry, including an average of 13 years operating our assets when owned by us and our predecessors, and have the management and organizational capability to successfully operate an independent public company.

Business Strategy

        Our objective is to increase shareholder value through sustained earnings and cash flow growth. Our key strategies to achieve this objective are described below:

        Maintaining our commitment to operational excellence as a low-cost producer.  We seek to maintain our productivity leadership with an emphasis on lowering costs by continuing to invest selectively in new equipment and advanced technologies, such as our previous investments in underground diesel, increased longwall face widths and a larger shield system. We will continue to focus on profitability and efficiency by leveraging our significant economies of scale, large fleet of mining equipment, information technology systems and coordinated purchasing and land management functions. In addition, we continue to focus on productivity through our culture of workforce involvement by leveraging our strong base of experienced, well-trained employees.

        Capitalizing on favorable industry dynamics through an opportunistic approach to selling our coal.  The fundamentals of the current U.S. coal market are among the strongest in the past decade resulting in a favorable coal pricing environment which, based on current coal forward prices, we believe will continue for the foreseeable future. We employ an opportunistic approach to selling our coal, including the use of long-term sales commitments for a portion of our future production while maintaining uncommitted planned production to capitalize on favorable future pricing environments.

        Selectively expanding our production and reserve base.  Given our broad scope of operations and expertise in mining in each of the major coal-producing regions in the United States, we believe that we are well-situated to capitalize on the expected continued growth in U.S. and international coal consumption by evaluating growth opportunities, including (i) expansion of production capacity at our existing mining operations, (ii) further development of existing significant reserve blocks in Northern Appalachia and Central Appalachia, and (iii) potential strategic acquisition opportunities that arise in the United States or internationally. We will prudently act to manage our reserve base when appropriate. For example, we currently plan to seek to increase our reserve position by obtaining mining rights to federal coal reserves adjoining our current operations in Wyoming through the lease by application process.

        Continuing to provide a mix of coal types and qualities to satisfy our customers' needs.  By having operations and reserves in the four major coal producing regions, we are able to source coal from multiple mines to meet the needs of our domestic and international customers. Our broad geographic scope and mix of coal qualities provide us with the opportunity to work with many leading electricity generators, steel companies and other industrial customers across the country.

        Continuing to focus on excellence in safety and environmental stewardship.  We intend to maintain our recognized leadership in operating some of the safest mines in the United States and in achieving environmental excellence. Our ability to minimize lost-time injuries and environmental violations improves our operating efficiency, which directly improves our cost structure and financial performance.

Coal Mining Techniques

        We use four different mining techniques to extract coal from the ground: longwall mining, room-and-pillar mining, truck-and-shovel mining and truck and front-end loader mining.

  Longwall Mining

        We utilize longwall mining techniques at our Cumberland and Emerald mines in Pennsylvania. Longwall mining is the most productive underground mining method used in the United States. A rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while the drum advances through the coal. Chain conveyors then move the loosened coal to a standard underground mine conveyor system for delivery to the surface. Continuous miners are used to develop access to long rectangular blocks of coal which are then mined with longwall equipment, allowing controlled subsidence behind the advancing machinery. Longwall mining is highly productive and most effective for large blocks of medium to thick coal seams. High capital costs associated with longwall mining demand a large, contiguous reserve base. Ultimate seam recovery of in-place reserves using longwall mining can reach 70%, much higher than the room-and-pillar mining underground technique. All of the raw coal mined at our longwall mines is washed in preparation plants to remove rock and impurities.

  Room-and-Pillar Mining

        Our Kingston, Laurel Creek and Rockspring mines in West Virginia and our Wabash mine in Illinois utilize room-and-pillar mining methods. In this type of mining, main airways and transportation entries are developed and maintained while remote-controlled continuous miners extract coal from so-called rooms by removing coal from the seam, leaving pillars to support the roof. Shuttle cars are used to transport coal to the conveyor belt for transport to the surface. This method is more flexible and often used to mine smaller coal blocks or thin seams. Ultimate seam recovery of in-place reserves is typically less than 55%. Much of this production is also washed in preparation plants before it becomes saleable clean coal.

  Truck-and-Shovel Mining and Truck and Front-End Loader Mining

        We utilize truck-and-shovel mining methods in both of our mines in the Powder River Basin. We utilize the truck and front-end loader method at the Pioneer mines in West Virginia. These methods are similar and involve using large, electric or hydraulic-powered shovels or diesel-powered front-end loaders to remove earth and rock (overburden) covering a coal seam which is later used to refill the excavated coal pits after the coal is removed. The loading equipment places the coal into haul trucks for transportation to a preparation plant or loadout area. Ultimate seam recovery of in-place reserves on average exceeds 90%. This surface-mined coal rarely needs to be cleaned in a preparation plant before sale. Productivity depends on overburden and coal thickness (strip ratio), equipment utilized and geologic factors.

Coal Characteristics

        In general, coal of all geological composition is characterized by end use as either steam coal or metallurgical coal. Heat value and sulfur content are the most important variables in the profitable marketing and transportation of steam coal, while ash, sulfur and various coking characteristics are important variables in the profitable marketing and transportation of metallurgical coal. We mine, process, market and transport bituminous and sub-bituminous coal, characteristics of which are described below.

  Heat Value

        The heat value of coal is commonly measured in British thermal units, or "Btus." A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. Coal found in the eastern and midwestern regions of the United States tends to have a higher heat value than coal found in the western United States.

        Bituminous coal is a "soft" coal with a heat value that ranges from 10,500 to 14,000 Btus. This coal is located primarily in our mines in Northern and Central Appalachia and in the Illinois Basin, and is the type most commonly used for electric power generation in the United States. Bituminous coal is used for utility and industrial steam purposes, and includes metallurgical coal, a feed stock for coke, which is used in steel production.

        Sub-bituminous coal has a heat value that ranges from 7,800 to 9,500 Btus. Our sub-bituminous reserves are located in Wyoming. Sub-bituminous coal is used almost exclusively by electric utilities and some industrial consumers.

  Sulfur Content

        Sulfur content can vary from seam to seam and sometimes within each seam. When coal is burned, it produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. Compliance coal is coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btus and complies with the requirements of the Clean Air Act. Low sulfur coal is coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btus.

        Sub-bituminous coal typically has a lower sulfur content than bituminous coal, but some of our bituminous coal in West Virginia also has a low sulfur content.

        High sulfur coal can be burned in plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by 50% to 90%. Plants without scrubbers can burn high sulfur coal by blending it with lower sulfur coal, or by purchasing emission allowances on the open market, which credits allow the user to emit a ton of sulfur dioxide. More than 15,000 megawatts of coal-based generating capacity has been retrofitted with scrubbers since the beginning of Phase I of the Clean Air Act. Furthermore, utilities have announced plans to scrub an additional 20,000 megawatts by 2010. Additional scrubbing will provide new market opportunities for our mid sulfur coal. All new coal-fired generation plants built in the United States will use clean coal-burning technology.

Coal Reserves

        Periodically, we retain outside experts to independently verify our coal reserve base. The most recent review was completed during the first quarter of 2004 and covered all of our reserves. The results verified our reserve estimates, with minor adjustments, and included an in-depth review of our procedures and controls. Our reserve base of approximately 1.8 billion tons as of December 31, 2003 was confirmed by outside consultant reviews and reports.

        Of the 1.8 billion tons, approximately 1.0 billion tons are assigned reserves that we expect to be mined at operations that were active as of December 31, 2003. Approximately 730 million tons are unassigned reserves that we are holding for future development and, in most instances, would require new mining equipment, development work and possibly preparation facilities before we could commence coal mining. All of our reserves in Wyoming and Illinois are assigned. We have substantial unassigned reserves in Pennsylvania and West Virginia.

        Approximately 55% of our reserves are classified as high Btu coal (coal delivered with an average heat value of 12,500 Btu per pound or greater) and are located in Pennsylvania and West Virginia. Approximately 46% of our reserves are classified as compliance coal which meets the 1.2 lb SO2/mmBtu standard of Phase II of the Clean Air Act. Our compliance reserves are located in Wyoming and West Virginia.

        The table below summarizes the locations, coal reserves in millions of tons and primary ownership of the coal reserves.

Operating Segments	Proven and Probable Reserves(1)	Assigned Reserves	Unassigned Reserves	Average Btu	Average Sulfur Content (lbs SO2/mmBtu)	Ownership
	(Tons in millions)
Powder River Basin	761.6	761.6	—	8,410	0.8	Primarily Leased
Northern Appalachia	769.8	149.2	620.6	13,000	3.2	Primarily Owned
Central Appalachia	197.2	87.7	109.5	12,900	1.4	Primarily Leased
Other	29.0	29.0	—	11,050	3.4	Primarily Leased

Total	1,757.6	1,027.5	730.1

(1)
Proven and probable coal reserves are classified as follows:

          Proven reserves—Reserves for which: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

          Probable reserves—Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        With reserves of approximately 1.8 billion tons, we believe that we have sufficient reserves to replace capacity from depleting mines for the foreseeable future and that our current reserve base is one of our strengths. We believe that the current level of production at our major mines is sustainable for the foreseeable future.

        Our reserve estimate is based on geological data assembled and analyzed by our staff of geologists and engineers. Reserve estimates are periodically updated to reflect past coal production, new drilling information and other geological or mining data. Acquisitions or sales of coal properties will also change the reserve base. Changes in mining methods may increase or decrease the recovery basis for a coal seam as will plant processing efficiency tests. We maintain reserve information in secure computerized data bases, as well as in hard copy. The ability to update and/or modify the reserve base is restricted to a few individuals and the modifications are documented.

        Our mines in Wyoming are subject to federal coal leases that are administered by the U.S. Department of Interior under the Federal Coal Leasing Amendment Act of 1976. Each lease has a maximum term of 100 years and requires diligent development of the lease within the first ten years of the lease award with a required coal extraction of 1.0% of the reserves within that 10-year period. At the end of the 10-year development period, the mines are required to maintain continuous operations, as defined in the applicable leasing regulations. All of our federal leases are in full compliance with these regulations. We pay to the federal government an annual rent of $3.00 per acre and production royalties of 12.5% of gross proceeds on surface mined coal. The federal government remits half of the production royalty payments to Wyoming after deducting administrative expenses.

        Certain of our mines in Pennsylvania, West Virginia and Illinois are subject to private coal leases. Private coal leases normally have a stated term and usually give us the right to renew the lease for a stated period or to maintain the lease in force until the exhaustion of mineable and merchantable coal contained on the relevant site. These private leases provide for royalties to be paid to the lessor either as a fixed amount per ton or as a percentage of the sales price. Many leases also require payment of a lease rental or minimum royalty, payable either at the time of execution of the lease or in periodic 82 installments. The terms of our private leases are normally extended by active production on or near the end of the lease term. Leases containing undeveloped reserves may expire or these leases may be renewed periodically.

        Consistent with industry practice, we conduct only limited investigation of title to our coal properties prior to leasing. Title to lands and reserves of the lessors or grantors and the boundaries of our leased properties are not completely verified until we prepare to mine those reserves.

Operations

        As of December 31, 2003, we operated a total of 13 mines located in Wyoming, Pennsylvania, West Virginia and Illinois. We currently own most of the equipment utilized in our mining operations. The following table provides summary information regarding our principal mining complexes as of December 31, 2003.

Mining Complex	Number of Mines	Type of Mine	Mining Technology	Transportation	Tons Sold in 2003
					(in millions)
Wyoming
Belle Ayr	1	Surface	Truck-and-Shovel	BNSF, UP	17.9
Eagle Butte	1	Surface	Truck-and-Shovel	BNSF	24.8
Pennsylvania
Cumberland	1	Underground	Longwall	Barge	6.3
Emerald	1	Underground	Longwall	CSX, NS	6.8
West Virginia
Kingston	2	Underground	Room-and-Pillar	Barge, CSX, NS	1.1
Laurel Creek	3	Underground	Room-and-Pillar	Barge, CSX	1.6
Rockspring	1	Underground	Room-and-Pillar	NS	2.9
Pioneer	2	Surface	Truck and Front-End Loader	NS	1.7
Purchased and resold coal					0.9
Illinois
Wabash	1	Underground	Room-and-Pillar	NS	1.6
Other	—				1.6

Total	13				67.2

BNSF  =  Burlington Northern Santa Fe Railroad NS  =  Norfolk Southern Railroad

CSX  =  CSX Railroad UP  =  Union Pacific Railroad

Note:  The tonnage shown for each mine represents coal mined, processed and shipped from our active operations. Kingston and Pioneer tons sold include a total of 1.5 million tons of metallurgical coal. The tonnage shown for Other includes quantities of coal that were purchased and resold and includes 0.7 million tons of metallurgical coal.

        The following map outlines our operations, sales of produced coal and tons sold for the twelve months ended September 30, 2004 and our reserves as of December 31, 2003.

        The following provides a description of the operating characteristics of the principal mines and reserves of each of our mining operations.

  Wyoming Operations

        We control approximately 762 million tons of coal reserves in the Powder River Basin, the largest and fastest growing U.S. coal-producing region. Our subsidiaries, RAG Coal West, Inc. and RAG Wyoming Land Company, own and manage two sub-bituminous, low sulfur, non-union surface mines that sold 42.6 million tons of coal in 2003, or 64% of our total coal sales volume. The two mines employ approximately 480 salaried and hourly employees. Our Powder River Basin mines have produced over 815 million tons of coal since 1972.

  Belle Ayr Mine

        The Belle Ayr mine, located approximately 18 miles southeast of Gillette, Wyoming, extracts coal from the Wyodak-Anderson Seam, which averages 75 feet thick, using the truck-and-shovel mining method. Belle Ayr shipped 17.9 million tons of coal in 2003 with an average heat value of 8,607 Btu and sulfur content of 0.6 pounds per million Btu. The mine sells 100% of raw coal mined and no washing is necessary. Belle Ayr has approximately 369 million tons of reserves. The reserve base at Belle Ayr will sustain current levels of production for approximately 19 years. Several hundred million tons of surface mineable unleased federal coal adjoins the mine's property and could be leased to extend the mine's life. Belle Ayr has the advantage of shipping its coal on both of the major western railroads, the Burlington Northern Santa Fe Railroad and the Union Pacific Railroad.

  Eagle Butte Mine

        The Eagle Butte mine, located approximately eight miles north of Gillette, Wyoming, extracts coal from the Roland and Smith Seams, which total 100 feet thick, using the truck-and-shovel mining method. Eagle Butte shipped 24.8 million tons of coal in 2003 with an average heat value of 8,419 Btu and sulfur content of 0.8 pounds per million Btu. The mine sells 100% of the raw coal mined and no washing is necessary. Eagle Butte has approximately 393 million tons of reserves. The reserves will sustain current production levels for 16 years. Several hundred million tons of surface mineable unleased federal coal adjoin the western boundary of the mine property. We have applied to lease approximately 230 million tons of this coal. If we prevail in the bidding process and obtain this lease, we will be able to extend the mine's life by at least an additional 10 years, based on the mine's 2003 84 rate of production. Coal from Eagle Butte is shipped on the Burlington Northern Santa Fe Railroad to power plants located throughout the Midwest and the South.

  Pennsylvania Operations

        We control approximately 770 million tons of contiguous reserves in Northern Appalachia. Approximately 149 million tons are assigned to active mines. Approximately 621 million tons are unassigned. A portion of these unassigned reserves is accessible through our currently active mines. Our Pennsylvania mines are located in southwestern Pennsylvania, approximately 60 miles south of Pittsburgh. Both mines operate in the Pittsburgh No. 8 Seam, the dominant coal-producing seam in the region, which is six to eight feet thick on these properties. The Pennsylvania operations consist of the Cumberland and the Emerald mining complexes, which collectively shipped 13.2 million tons in 2003 using longwall mining systems supported by continuous mining methods. The mines sell high Btu, medium sulfur coal primarily to eastern utilities. The hourly work force at each mine is represented by the UMWA.

  Cumberland Mine

        The Cumberland mining complex, located approximately 12 miles south of Waynesburg, Pennsylvania, was established in 1977. Cumberland shipped 6.3 million tons of coal in 2003 with an average sulfur content of 3.9 pounds per million Btu and heat value of 13,100 Btu. As of December 31, 2003, Cumberland had an assigned reserve base of 59 million tons, with the ability to access significant additional controlled reserves contiguous to the mining complex. All of the coal at Cumberland is processed through a preparation plant before being loaded onto Cumberland's owned and operated railroad for transportation to the Monongahela River dock site. At the dock site, coal is then loaded into barges for transportation to river-served utilities or to other docks for subsequent rail shipment to non-river-served utilities. The mine can also ship a portion of its production via truck. Cumberland has approximately 570 employees.

        In January 2004, MSHA determined that, based on a revised interpretation of existing federal regulations, a ventilation plan previously approved by MSHA for a longwall panel at Cumberland did not comply with applicable federal regulations. In response, we idled the Cumberland longwall in February 2004, issued force majeure notices to our customers, and began revising the ventilation system to minimize any future business disruption. By early May 2004, we had developed additional entries to an existing air shaft, and on May 7, 2004, after obtaining the approval of MSHA, we resumed longwall operations. Cumberland is currently producing at pre-shutdown run-rates and has not experienced any ventilation issues since resuming operations. See "Summary—Recent Developments—Cumberland Mine Resumes Operations" and "Risk Factors—The Cumberland Mine was temporarily closed by the Mine Safety and Health Administration and may be subject to closure in the future."

  Emerald Mine

        The Emerald mining complex, located approximately two miles south of Waynesburg, Pennsylvania, was established in 1977. As of December 31, 2003, Emerald controlled 89 million tons of coal reserves. Emerald shipped 6.8 million tons of coal in 2003, with an average sulfur content of 3.8 pounds per million Btu and heat value of 13,200 Btu. Emerald has the ability to store clean coal and blend variable sulfur products to meet customer requirements. All of Emerald's coal is processed through a preparation plant before being loaded into unit trains operated by the Norfolk Southern Railroad or the CSX Railroad. The mines also have the option to ship a portion of their coal by truck. Approximately 570 employees work at Emerald.

  West Virginia Operations

        Our subsidiaries operate four mining facilities located in West Virginia in the Central Appalachia region: Kingston, Laurel Creek, Rockspring and Pioneer. The Kingston, Laurel Creek and Rockspring facilities are all underground mining complexes that use room-and-pillar mining technology to develop and extract coal. The Pioneer complex operates two surface mines utilizing truck/loader systems to extract coal from multiple seams. Our West Virginia operations have approximately 88 million tons of reserves that are assigned to current operations and approximately 110 million tons of reserves that are unassigned and are being held for future development. Except for the Pioneer complex, all of the raw coal is processed through preparation plants before transportation to market. Production from the mines is typically low sulfur, high Btu coal. In 2003, our West Virginia mines collectively sold 7.3 million tons of produced coal. Our West Virginia mines ship coal by either the Norfolk Southern Railroad or the CSX Railroad or by barge on the Kanawha and Big Sandy Rivers. These operations serve a diversified customer base, including regional and national customers. We also own and operate the Rivereagle river loading facility on the Big Sandy River in Boyd County, Kentucky.

        Our West Virginia operations have approximately 700 non-union employees. In November 2003, a UMWA election was held at the Rockspring mining facility, the outcome of which is pending a decision of the National Labor Relations Board (the "NLRB"). If the NLRB finds that the UMWA was properly elected, approximately 265 employees at the Rockspring facility would become UMWA members.

  Kingston Mines

        The Kingston complex consists of two mines, Kingston #1 and Kingston #2, located in Fayette County and Raleigh County, respectively. Kingston #1 mines the Glen Alum Seam and Kingston #2 mines the Douglas Seam. In 2003, the Kingston complex shipped 1.1 million tons and as of December 31, 2003 had approximately 11 million tons of reserves. Kingston sells coal primarily into the metallurgical market for domestic steel plants. The coal is trucked to the Kanawha River for shipment by barge or delivered via the CSX Railroad or the Norfolk Southern Railroad.

  Laurel Creek Mines

        The Laurel Creek mining complex consists of three underground mines, Coalburg, East Fork and 5 Block, and a preparation plant located in Logan and Mingo Counties. The East Fork mine is operated by third-party contract miners. In 2003, the mines shipped 1.6 million tons and as of December 31, 2003 had 14 million tons of assigned reserves and 15 million tons of unassigned reserves. The mines produced steam coal with an average sulfur content of 1.1 pounds per million Btu and heat value of 12,870 Btu in 2003. The coal is shipped by truck to our Rivereagle dock or to a rail siding on the CSX Railroad.

  Rockspring Mine

        Rockspring Development, Inc. operates a large multiple section mining complex in Wayne County called Camp Creek that produces coal from the Coalburg Seam. The complex shipped 2.9 million tons of coal in 2003 with an average sulfur content of 1.2 pounds per million Btu and heat value of 12,500 Btu. Assigned coal reserves totalled approximately 51 million tons as of December 31, 2003. Rockspring has a mine site rail loadout. The coal is transported on the Norfolk Southern Railroad, primarily to southeastern utilities.

  Pioneer Mines

        Pioneer Fuel Corporation operates two active surface mines, Paynter Branch and Simmons Fork, located in Wyoming County. These mines utilize front-end loaders with trucks to mine multiple seams. Pioneer shipped 1.7 million tons of primarily steam coal in 2003, with an average sulfur content of 1.2 pounds per million Btu and heat value of 13,290 Btu. As of December 31, 2003, the mines had assigned reserves of 15 million tons with an additional 22 million tons of unassigned reserves. Based on 2003 production rates, we expect that the Paynter Branch mine has sufficient reserves to last approximately five years and the Simmons Fork mine will be depleted in 2005. However, we are in the process of developing a new surface mine called Pax Surface Mine, located in Raleigh County, which we expect to be operational in 2004. Coal from Paynter Branch and Simmons Fork is shipped by truck to an on-site loading facility on the Norfolk Southern Railroad and then on to domestic utilities and exported to metallurgical coal customers.

Illinois Operations

  Wabash Mine

        The Wabash Mine is a room-and-pillar operation located in Wabash County, Illinois in the Illinois Basin just east of Keenesburg. The mine produced 1.6 million tons of steam coal in 2003 with an average sulfur content of 3.4 pounds per million Btu and heat value of 11,050 Btu. The mine has 29 million tons of reserves. After cleaning in the preparation plant, the coal is shipped via the Norfolk Southern Railroad to power plants located in the Illinois Basin, in particular to the PSI Gibson Station in Owensville, Indiana, one of the largest power plants in the U.S. Pursuant to our long-term supply agreement with the PSI Gibson Station, we supply the PSI Gibson Station with approximately 1.5 million tons of coal per year until the end of 2006.

        The hourly work force at the Wabash Mine is represented by the UMWA. Wabash has approximately 240 employees.

Long-Term Coal Supply Agreements

        As of October 31, 2004, we had a total sales backlog of over 330 million tons of coal, and our coal supply agreements have remaining terms ranging from one to 17 years. For 2003, we sold approximately 68% of our sales volume under long-term coal supply agreements. In 2003, we sold coal to nearly 100 electricity generating and industrial plants. Our primary customer base is in the United States. We expect to continue selling a significant portion of our coal under long-term supply agreements. Our strategy is to selectively renew, or enter into new, long-term supply contracts when we can do so at prices we believe are favorable. As of October 31, 2004, we had sales commitments for approximately 100% of our planned 2004 production, approximately 97% of our planned 2005 production and approximately 83% of our planned 2006 production. To the extent we do not renew or replace expiring long-term coal supply agreements, our future sales will be exposed to market fluctuations.

        The terms of our coal supply agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary significantly by customer, including price adjustment features, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, future regulatory changes, extension options, force majeure, termination and assignment provisions.

        Some of our long-term contracts provide for a predetermined adjustment to the stipulated base price at times specified in the agreement or at other periodic intervals to account for changes due to inflation or deflation. In addition, most of our contracts contain provisions to adjust the base price due to new statutes, ordinances or regulations that impact our costs related to performance of the agreement. Additionally, some of our contracts contain provisions that allow for the recovery of costs impacted by modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities.

        Price reopener provisions are present in some of our long-term contracts. These provisions may allow either party to commence a renegotiation of the contract price at a pre-determined time. In a limited number of agreements, if the parties do not agree on a new price, either party has an option to terminate the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers.

        Quality and volumes for the coal are stipulated in coal supply agreements, and in some instances buyers have the option to vary annual or monthly volumes. Most of our coal supply agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, hardness and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts.

        Some of our contracts set out mechanisms for temporary reductions or delays in coal volumes in the event of a force majeure, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. More recent contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer. Many of our contracts contain similar clauses covering changes in environmental laws. We often negotiate the right to supply coal that complies with a new environmental requirements to avoid contract termination.

        In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines as long as the replacement coal meets quality specifications and will be sold at the same delivered cost.

Sales and Marketing

        Through our sales, trading and marketing entities, we sell coal produced by our diverse portfolio of operations, broker coal sales of other coal producers, both as principal and agent, trade coal and emission allowances, and provide transportation-related services. As of December 31, 2003, we had 20 employees in our sales, marketing, trading and transportation operations, including personnel dedicated to performing market research, contract administration, risk/credit management activities and distribution and transportation functions.

Transportation

        Coal consumed domestically is usually sold at the mine, and transportation costs are normally borne by the purchaser. Export coal is usually sold at the loading port, with purchasers paying ocean freight. Producers usually pay shipping costs from the mine to the port.

        We depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. In 2003, our produced coal was transported from the mines to the customer by rail, with the primary rail carriers being the CSX, Norfolk Southern, Burlington Northern Sante Fe and the Union Pacific. The majority of our sales volume is shipped by rail, but a portion of our production is shipped by barge and truck. All coal from our Belle Ayr Mine in Wyoming is shipped by two competing railroads, the Burlington Northern Santa Fe Railroad and the Union Pacific Railroad, while output from our Eagle Butte operation moves via the Burlington Northern Santa Fe Railroad. The Wabash Mine in Illinois is serviced by the Norfolk Southern Railroad. The Pioneer, Kingston, Laurel Creek and Rockspring Mines in West Virginia are serviced by a combination of the Norfolk Southern Railroad and the CSX Railroad, as well as by truck and barge. In Pennsylvania, the Emerald Mine is serviced by the Norfolk Southern Railroad and the CSX Railroad and the Cumberland Mine is serviced by barge.

        We believe we enjoy good relationships with rail carriers and barge companies due, in part, to our modern coal-loading facilities and the experience of our transportation and distribution employees.

Suppliers

        We spend more than $325.0 million per year to procure goods and services in support of our business activities, excluding capital expenditures. Principal commodities include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structure, ventilation supplies and lubricants. We use suppliers for a significant portion of our equipment rebuilds and repairs both on- and off-site, as well as construction and reclamation activities and to support computer systems.

        Each of our regional mining operations has developed its own supplier base consistent with local needs. We have a centralized sourcing group for major supplier contract negotiation and administration, for the negotiation and purchase of major capital goods, and to support the business units. The supplier base has been relatively stable for many years, but there has been some consolidation. We are not dependent on any one supplier in any region. We promote competition between suppliers and seek to develop relationships with those suppliers whose focus is on lowering our costs. We seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise.

Technological Innovation

        We have been active in identifying new technologies to improve productivity, lower unit costs and make operations safer. In addition, we have enlisted our suppliers to assist us in developing these new technologies.

        Examples of new technological improvements in both our underground and surface operations include:

        Two Meter Wide Shields.    Cumberland is the first underground mine in the world to fully utilize 2.0 meter wide shields in place of the industry standard 1.75 meter shields. This has reduced the number of longwall shields by 14%, reduced the number of shields to move and reduced the number of components in the longwall system.

        Longwall Face Extension.    Our Pennsylvania operations have extended the longwall face from 1000 feet to 1250 feet and plan to extend the Emerald face to 1450 feet in 2005. These wider longwall faces improve coal recovery and reduce the ratio of continuous miner development work per unit of longwall coal extracted.

        Real-Time Truck Dispatch.    Our large western surface mines utilize 240 and 360 ton haul trucks. We were the first operator in the Powder River Basin to utilize a real-time dispatch system. The company estimates that this innovation has improved truck productivity by 10% by more fully utilizing the truck asset through automatically assigning the trucks to the shovels that have the greatest need for additional trucks.

        Underground Diesel Equipment.    We were the first mining company in Pennsylvania to utilize underground diesel equipment, thereby eliminating battery charging requirements and facilitating a continuous duty cycle.

        Pumpable Cribs.    Roof support is critical in any underground mine to maintain entry stability and safety. We pioneered the use of pumpable cribs which replaced the traditional wooden cribs in certain secondary support areas. The pumpable crib utilizes a low-density concrete that is mixed on the surface and then pumped underground into pre-fabricated forms. The hardened concrete has greater roof support density and a more uniform support base than wooden cribs. This process eliminated the need to haul wood blocks underground to build the cribs and has reduced accident exposure for our employees.

        Real-Time Monitoring.    The large surface mines use on-line equipment monitoring to increase haul truck payloads by 6%. Maintenance personnel can monitor equipment performance real time and detect problems early, thereby reducing maintenance costs and improving availability. The equipment operators also get immediate feedback on the performance characteristics of their equipment and operating conditions and thus can adjust their management of the equipment to maximize productivity and minimize costs and downtime.

Competition

        The coal industry is intensely competitive. The most important factors on which we compete are coal price at the mine, coal quality and characteristics, transportation costs from the mine to the customer and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 92% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon economic activity and summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear, and alternative energy sources such as hydroelectric power.

Employees

        As of December 31, 2003, we and our subsidiaries had approximately 2,600 employees. As of December 31, 2003, the UMWA represented approximately 43% of our employees, who produced approximately 22% of our coal sales volume during the year ended December 31, 2003. Relations with organized labor are important to our success and we believe our relations with our employees are satisfactory. Three mining operations (Cumberland, Emerald and Wabash) are signatories to the UMWA collective wage agreement negotiated between the Bituminous Coal Operators Association (the "BCOA") and the UMWA in 2002. While our operations are not part of the BCOA, we have historically executed collective wage agreements patterned after the industry negotiated collective wage agreement with additional memoranda of understanding to handle local issues. The three wage agreements with the UMWA expire in early 2007, approximately three months after the industry-negotiated collective wage agreement expiration date of December 31, 2006.

Legal Proceedings

        From time to time, we are involved in legal proceedings arising in the ordinary course of business. We believe we have recorded adequate reserves for these liabilities and that there is no individual case or group of related cases pending that is likely to have a material adverse effect on our financial condition, results of operations or cash flows. We discuss our significant legal proceedings below.

  Horizon Bankruptcy

        In November 2002, Horizon Natural Resources Company, together with its subsidiaries ("Horizon"), filed Chapter 11 petitions in bankruptcy. Although Horizon is not affiliated with us, due to certain contractual relationships with Horizon, the outcome of this proceeding has potential implications for us. Under the Horizon SPA, Horizon was obligated to indemnify us for various matters in litigation wherein we are a named party and arising out of the business of entities that we sold to Horizon. With the exception of the Santee Cooper dispute referenced in the "Subsequent Event" heading on page 55 (under Management Discussion and Analysis), Horizon has substantially honored such obligations through September 30, 2004, when Horizon was liquidated and dissolved in bankruptcy. Horizon rejected the Horizon SPA in bankruptcy and will not indemnify us in the future for these pending matters in litigation. We do not believe the costs to defend or otherwise deal with these matters will have a material adverse impact on our results.

        One of our subsidiaries is the grantee under royalty deeds covering certain properties formerly owned by some of the Horizon debtors. Under these royalty deeds, we are to be paid monthly royalties on the production and sale of coal (and components of coal including coalbed methane gas) underlying this real property. The current plans of reorganization and liquidation consummated by the Horizon debtors did not eliminate these royalty interests.

        As a result of Horizon's recent liquidation and dissolution, we became liable as a "related person" under the Coal Industry Retiree Health Benefit Act of 1992 for approximately $2.0 million annually in premiums that Horizon had been paying to certain funds maintained to pay retiree medical benefits. This sum is expected to decline over time as the covered class of beneficiaries is relatively old. We have budgeted to pay these amounts in future years and do not believe such expenditures will have a material adverse impact on our results.

  West Virginia Flooding Litigation

        Several of our subsidiaries with operations in West Virginia have been named, along with numerous other defendants, in separate complaints filed in Raleigh and Wyoming Counties, West Virginia. These cases collectively include numerous plaintiffs who filed suit on behalf of themselves and others similarly situated, seeking damages for property damage and personal injuries arising out of flooding that occurred in southern West Virginia in July of 2001. The plaintiffs have sued a large number of coal, timber, railroad and land companies under the theory that activities such as mining, construction of haul roads and removal of timber caused natural surface waters to be diverted in an unnatural way, thereby causing damage to the plaintiffs. The Supreme Court of Appeals of West Virginia has ruled that these cases, along with several additional flood damage cases not involving our subsidiaries, be handled pursuant to the Court's mass litigation rules. As a result of this ruling, the cases have been transferred to the Circuit Court of Raleigh County in West Virginia to be handled by a panel consisting of three circuit court judges. They will, among other things, determine whether the individual cases should be consolidated or returned to their original circuit courts. In February 2004, the Supreme Court of Appeals of West Virginia agreed to first decide a set of certified questions which may be applicable to all cases. That court heard oral arguments on those certified questions in June 2004. Subsequently, the court indicated that it would hear additional oral arguments, which were made on September 4, 2004. While the outcome of litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our financial condition or results of operations.

  Valley Fill Litigation

        On October 23, 2003, several citizens groups sued the U.S. Army Corps of Engineers (the "COE") in the U.S. District Court for the Southern District of West Virginia seeking to invalidate "nationwide" permits utilized by the COE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. The plaintiffs sought to enjoin the prospective approval of these nationwide permits and to enjoin some coal operators, including one of our subsidiaries, from additional use of existing nationwide permit approvals until they obtain more detailed "individual" permits. On July 8, 2004, the court issued an order enjoining the further issuance of nationwide permits and requiring individual permits to be obtained in their place. The order also precludes activity on areas covered by certain existing nationwide permits. The United States Department of Justice has announced that it will appeal the decision to the U.S. Court of Appeals for the Fourth Circuit.

        Because of the decision, one nationwide permit already issued to a subsidiary of ours developing the new Pax Surface Mine in Raleigh County, West Virginia was converted to an individual permit. That conversion application was open to public comment and comments were received. We responded to the comments in a timely manner. Also because of this decision, a then pending nationwide permit application for a second permit at the Pax Surface Mine was converted to an individual permit application. Public comments were received and we responded to those comments in a timely manner as well. Although the new Pax Surface Mine and other mines may experience additional permit requirements and potential delays in permit approvals, based on the information available to us at this time, we believe our existing operations will not be adversely impacted in a material manner.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

        Our operations are subject to a variety of federal, state and local environmental, health and safety laws and regulations, such as those relating to employee health and safety, emissions to air, discharges to water, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the storage, treatment and disposal of wastes, remediation of contaminated soil, surface and groundwater, surface subsidence from underground mining and the effects of mining on surface water and groundwater quality and availability. In addition, we are subject to significant legislation mandating certain benefits for current and retired coal miners. Major regulatory requirements are briefly discussed below.

Mine Safety and Health

        The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of mining operations.

        Also, most of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. Regulation has a significant effect on our operating costs.

Black Lung

        Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. This tax is passed on to the purchaser under many of our coal supply agreements.

        In December 2000, the Department of Labor amended regulations implementing the federal black lung laws to, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. Industry reports anticipate that the number of claimants who are awarded benefits will increase, as will the amounts of those awards.

Coal Industry Retiree Health Benefit Act of 1992

        The Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act") provides for the funding of health benefits for certain UMWA retirees and their spouses or dependants. The Coal Act established the Combined Fund into which employers who are "signatory operators" are obligated to pay annual premiums for beneficiaries. The Combined Fund covers a fixed group of individuals who retired before July, 1 1976, and the average age of the retirees in this fund is approximately 80 years of age. Our premium obligations to the Combined Fund are currently less than $500,000 per year. The Coal Act also created a second benefit fund, the 1992 Plan, for miners who retired between July 1, 1976 and September 30, 1994, and whose former employers are no longer in business to provide them retiree medical benefits. Companies with 1992 Plan liabilities also pay premiums into this plan. Our payment obligations to the 1992 Plan are currently also less than $500,000 per year.

Environmental Laws

        We and our customers are subject to various federal, state and local environmental laws. Some of these laws, discussed below, place stringent requirements on our coal mining operations. Federal and state regulations require regular monitoring of our mines and other facilities to ensure compliance.

Surface Mining Control and Reclamation Act

        The Surface Mining Control and Reclamation Act of 1977 (the "SMCRA"), which is administered by the Office of Surface Mining Reclamation and Enforcement (the "OSM"), establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under the act, the state becomes the regulatory authority.

        SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

        Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

        Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed prior to 1977. The fee, which expires on September 30, 2004 unless extended, is $0.35 per ton on surface-mined coal and $0.15 per ton on deep-mined coal.

Clean Air Act

        The Clean Air Act, the Clean Air Act Amendments and the corresponding state laws that regulate the emissions of materials into the air, affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 10 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled electricity generating plants.

        In July 1997, the EPA adopted new, more stringent National Ambient Air Quality Standards for very fine particulate matter and ozone. As a result, some states will be required to change their existing implementation plans to attain and maintain compliance with the new air quality standards. Our mining operations and electricity generating customers are likely to be directly affected when the revisions to the air quality standards are implemented by the states. State and federal regulations relating to implementation of the new air quality standards may restrict our ability to develop new mines or could require us to modify our existing operations. The extent of the potential direct impact of the new air quality standards on the coal industry will depend on the policies and control strategies associated with the state implementation process under the Clean Air Act, but could have a material adverse effect on our financial condition and results of operations.

        The Clean Air Act Amendments also require electricity generators that currently are major sources of nitrogen oxides in moderate or higher ozone non-attainment areas to install reasonably available control technology for nitrogen oxides, which are precursors of ozone. In addition, the EPA promulgated the final rules that would require coal-burning power plants in 19 eastern states and Washington, D.C. to make substantial reductions in nitrogen oxide emissions beginning in May 2004. Installation of additional control measures required under the final rules will make it more costly to operate coal-fueled electricity generating plants.

        The Clean Air Act Amendments provisions for new source review require electricity generators to install the best available control technology if they make a major modification to a facility that results in an increase in its potential to emit regulated pollutants. The Justice Department, on behalf of the EPA, filed a number of lawsuits since November 1999, alleging that various electricity generators violated the new source review provisions of the Clean Air Act Amendments at power plants in the midwestern and southern United States. The EPA has also issued administrative orders alleging similar violations by other utilities. Several electricity generators have announced settlements with the Justice Department requiring the installation of additional control equipment on selected generating units. It is expected that others may negotiate similar settlements. If the remaining electricity generators are found to be in violation, they could be subject to civil penalties and be required to install the required control equipment or cease operations. Our customers are among the named electricity generators in litigation and orders. If they are found not to be in compliance, the fines and requirements to install additional control equipment could adversely affect the amount of coal they would burn if the plant operating costs were to increase to the point that the plants were operated less frequently.

        The Clean Air Act Amendments set a national goal for the prevention of any future, and the remedying of any existing, impairment of visibility in 156 national parks and wildlife areas across the country. Under regulations issued by the EPA in 1999, states are required to set a goal of restoring natural visibility conditions in these Class I areas in their states by 2064 and to explain their reasons to the extent they determine that this goal cannot be met. The state plans may require the application of "Best Available Retrofit Technology" after 2010 on sources found to be contributing to visibility impairment of regional haze in these areas. The control technology requirements could cause our customers to install equipment to control sulfur dioxide and nitrogen oxide emissions. The requirement to install control equipment could affect the amount of coal supplied to those customers if they decide to switch to other sources of fuel to lower emission of sulfur dioxides and nitrogen oxides.

        The Clean Air Act Amendments require a study of electricity generating plant emissions of certain toxic substances, including mercury, and direct the EPA to regulate these substances, if warranted. In December 2000, the EPA decided that mercury air emissions from power plants should be regulated. The EPA has indicated that it will issue final regulations by December 2004 which, if they seek to reduce mercury emissions, could result in reduced use of coal if electricity generators switch to other sources of fuel.

        In addition, similar emission reduction proposals have been introduced in Congress, some of which propose to regulate sulfur dioxide, nitrogen oxide, mercury and carbon dioxide, but no such legislation has passed either house of the Congress. Other proposals have been proposed which seek to reduce some of these pollutants through a cap and trade system. If this type of legislation were enacted into law, it could impact the amount of coal supplied to those electricity generating customers if they decide to switch to other sources of fuel whose use would result in lower emission of sulfur dioxides, nitrogen oxides, mercury and carbon dioxide.

        In February 2003, a number of states notified the EPA that they plan to sue the agency to force it to set new source performance standards for utility emissions of carbon dioxide and to tighten existing standards for sulfur dioxide and particulate matter for utility emissions. In January 2004, three of these states announced that they planned to seek a court order requiring the EPA to designate carbon dioxide as a criteria pollutant and to issue a new National Ambient Air Quality Standard for carbon dioxide. If these states file the lawsuits, are successful in obtaining a court order and the EPA agrees to set emission limitations for carbon dioxide and/or lower emission limitations for sulfur dioxide and particulate matter, it could adversely affect the amount of coal our customers would purchase from us.

Clean Water Act

        The Clean Water Act of 1972 affects coal mining operations by establishing in-stream water quality standards and treatment standards for waste water discharge through the National Pollutant Discharge Elimination System ("NPDES"). Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants into water.

        Total Maximum Daily Load ("TMDL") regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mines, will be required to meet new TMDL effluent standards for these stream segments. The adoption of new TMDL effluent limitations for our coal mines could require more costly water treatment and could adversely affect our coal production.

        States are also adopting anti-degradation regulations in which a state designates certain water bodies or streams as "high quality." These regulations would prohibit the diminution of water quality in these streams. Waters discharged from coal mines to high quality streams will be required to meet or exceed new "high quality" standards. The designation of high quality streams at our coal mines could require more costly water treatment and could adversely affect our coal production.

Federal and State Superfund Statutes

        Superfund and similar state laws affect coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under Superfund, joint and several liabilities may be imposed on waste generators, site owners or operators and others regardless of fault.

Permitting

        Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and revegetation.

        We must obtain permits from applicable state regulatory authorities before we begin to mine reserves. The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of the SMCRA, the state programs and the complementary environmental programs that impact coal mining.

        Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review, technical review and public notice and comment period before it can be approved. Some SMCRA mine permits can take over a year to prepare, depending on the size and complexity of the mine and often take six months to sometimes two years to receive approval. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

MANAGEMENT

Directors and Executive Officers of Foundation Coal Holdings, Inc.

        The following table sets forth the names, ages and positions of our directors and executive officers:

Name	Age	Position
James F. Roberts	54	President, Chief Executive Officer and Director
Frank J. Wood	51	Senior Vice President and Chief Financial Officer
James J. Bryja	48	Senior Vice President, Eastern Operations
Thomas J. Lien	62	Senior Vice President, Western Operations
John R. Tellmann	54	Senior Vice President, Sales and Marketing
Greg A. Walker	48	Senior Vice President, General Counsel and Secretary
Klaus-Dieter Beck	49	Senior Vice President, Planning and Engineering
James A. Olsen	53	Senior Vice President, Development and Information Technology
Michael R. Peelish	43	Senior Vice President, Safety and Human Resources
Joshua H. Astrof	33	Director
David I. Foley	37	Director
Alex T. Krueger	30	Director
William E. Macaulay	59	Chairman of the Board of Directors
Prakash A. Melwani	46	Director
Hans J. Mende	60	Director

        Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

        Set forth below is certain background information relating to Foundation Coal Holdings, Inc. directors and executive officers.

        James F. Roberts is our President and Chief Executive Officer and also serves as a member of our board of directors. Prior to the Acquistion on July 30, 2004, Mr. Roberts had been President and Chief Executive Officer of RAG American Coal Holding, Inc. since January 1999. Prior to joining our company, Mr. Roberts was President of CoalARBED International Trading from 1981 to 1999, Chief Financial Officer of Carbomin Coal Company from 1979 to 1981, Chief Financial Officer of Leckie Smokeless Coal Company from 1977 to 1979 and Vice President of Finance at Solar Fuel Company from 1974 to 1977. Mr. Roberts is a director of the National Mining Association, where he is also chairman of the audit committee. In addition, Mr. Roberts is a director of the Center for Energy and Economic Development and a member of the executive committee of the National Coal Council.

        Frank J. Wood is our Senior Vice President and Chief Financial Officer. Prior to the Acquisition, Mr. Wood had been Senior Vice President and Chief Financial Officer of RAG American Coal Holding, Inc. since 1999. From 1993 to 1999, he was Vice President & Controller at Cyprus Amax Coal Company, and from 1991 to 1993, he was Vice President of Administration at Cannelton Inc. From 1979 to 1991, Mr. Wood held various accounting and financial management positions at AMAX Inc.'s coal and oil and gas subsidiaries.

        James J. Bryja is our Senior Vice President, Eastern Operations. Prior to the Acquisition, Mr. Bryja had been Senior Vice President, Eastern Operations of RAG American Coal Holding, Inc. since February 2003. From 1999 through 2001, Mr. Bryja was General Manager of Emerald Coal Resources, one of our subsidiaries, and from September 2001 to 2003, Mr. Bryja served as President of Pennsylvania Services Corporation, one of our subsidiaries. Mr. Bryja has 24 years of experience in the coal mining industry, with positions in management, engineering and production at Island Creek Corporation/Consolidation Coal Co. and U.S. Steel Mining Co.

        Thomas J. Lien is our Senior Vice President, Western Operations. Prior to the Acquisiton, Mr. Lien had been Senior Vice President, Western Operations of RAG American Coal Holding, Inc. since 2001. From 1989 to 2001, Mr. Lien was President of RAG Coal West, Inc. Prior to that, he held various management, mining and engineering positions at AMAX Coal Company, Kaiser Steel Corporation and Kennecott Copper Corporation. Mr. Lien is a member of the Rocky Mountain Coal Mining Institute and the Society of Mining Engineers of the American Institute of Mining, Metallurgical, and Petroleum Engineers.

        John R. Tellmann is our Senior Vice President, Sales and Marketing. Prior to the Acquisition, Mr. Tellmann had been Senior Vice President, Sales and Marketing of RAG American Coal Holding, Inc. since 2000. From 1993 to 2000, Mr. Tellmann was President of James River Coal Sales, Inc. Prior to that, Mr. Tellmann held various management positions in sales, marketing and acquisitions at James River Coal Sales, Inc., Mapco Coal, Inc., Westmoreland Coal Company and Union Electric Company (now known as Ameren Corporation).

        Greg A. Walker is our Senior Vice President, General Counsel and Secretary. Prior to the Acquisition, Mr. Walker had been Senior Vice President, General Counsel and Secretary of RAG American Coal Holding, Inc. since 1999. He has over 20 years of experience with legal and regulatory issues in the mining industry. He was Senior Attorney at Cyprus Amax Minerals Company from 1989 to 1999, affiliated with McGuire, Cornwell & Blakey from 1986 to 1989 and Associate Counsel at Mobil Oil Corporation from 1981 to 1986.

        Klaus-Dieter Beck is our Senior Vice President of Planning and Engineering. Prior to the Acquisition, Mr. Beck had been Senior Vice President of Planning and Engineering of RAG American Coal Holding, Inc. since 1999. From 1998 to 1999, Mr. Beck was Vice President of Riverton Coal, Inc., and from 1996 to 1998, he was General Mine Manager of Friedrich Heinrich Mine of Ruhrkohle Bergbau AG, a subsidiary of RAG AG.

        James A. Olsen is our Senior Vice President of Development and Information Technology. Prior to the Acquisition, Mr. Olsen had been Senior Vice President of Development and Information Technology of RAG American Coal Holding, Inc. since 1999. From 1993 to 1999, he worked at Cyprus Amax Coal Company as Assistant Controller and later as Vice President of Business Development. From 1975 to 1981, and from 1988 to 1990, he was employed by AMAX Inc. in several positions, including Assistant Controller and Assistant to the Treasurer.

        Michael R. Peelish is our Senior Vice President, Safety and Human Resources. Prior to the Acquisition, Mr. Peelish had been Senior Vice President, Safety and Human Resources of RAG American Coal Holding, Inc. since 1999. From 1995 to 1999, Mr. Peelish was Director, Safety of Cyprus Amax Minerals Company, and from 1994 to 1995, was Manager of Regulatory Affairs and Loss Control of Cyprus Amax Coal Company. From 1989 to 1994, Mr. Peelish was a Senior Attorney at Cyprus Minerals Company, and from 1986 to 1989, was an attorney at Consolidation Coal Company.

        Joshua H. Astrof has been a member of our board of directors since 2004. He has been a principal in the Private Equity Group of The Blackstone Group L.P., an investment and advisory firm, since December 2001 and was an associate from 1998 to 2001. Prior to that he was an associate at Donaldson, Lufkin & Jenrette Securities Corporation, where he worked from 1993 to 1996. Mr. Astrof is a member of the board of directors of TRW Automotive Holdings Corp. and Utilicom Networks LLC and formerly served on the board of directors of Bresnan Communications Group LLC.

        David I. Foley has been a member of our board of directors since 2004. He is a principal in the Private Equity Group of The Blackstone Group L.P., an investment and advisory firm, which he joined in 1995. Mr. Foley has been involved in the execution of several of Blackstone's investments and leads Blackstone's investment activities in the energy industry. Prior to joining Blackstone, Mr. Foley was an employee of AEA Investors Inc. from 1991 to 1993 and a consultant with The Monitor Company from 1989 to 1991. Mr. Foley currently serves as a director of Premcor Inc., Mega Bloks Inc., GC Power Acquisition LLC and Kosmos Energy Holdings.

        Alex T. Krueger has been a member of our board of directors since 2004. He joined First Reserve Corporation, a private equity firm, in 1999 and is currently a director of First Reserve Corporation focused on investment efforts in the coal and energy infrastructure sectors. Mr. Krueger also serves on the board of ANR Holdings, the parent company of Alpha Natural Resources LLC, GP Natural Resource Partners LLC, the general partner of Natural Resource Partners LP, as well as the board of Pine Mountain Oil and Gas, Inc., an Appalachian natural gas production company. Prior to joining First Reserve, Mr. Krueger worked in the Energy Group of Donaldson, Lukfin & Jenrette.

        William E. Macaulay has been Chairman of our board of directors since 2004. Mr. Macaulay is the Chairman and Chief Executive Officer of First Reserve Corporation, a private equity firm, which he joined in 1983. Mr. Macaulay serves as Chairman of Dresser-Rand Group Inc., a supplier of rotating equipment solutions to the energy industry, and Chairman of Pride International, Inc., a contract drilling and related services company. He also serves as a director of ANR Holdings, the parent company of Alpha Natural Resources, LLC and Weatherford International, Inc. and National Oilwell, Inc., an oilfield service company.

        Prakash A. Melwani has been a member of our board of directors since 2004 and serves as Chairman of our Compensation Committee. Mr. Melwani joined The Blackstone Group L.P., an investment and advisory firm, as a Senior Managing Director in its Private Equity Group in May 2003. He is also a member of the firm's Private Equity Investment Committee. Prior to joining Blackstone, Mr. Melwani was a founder, in 1988, of Vestar Capital Partners and served as its Chief Investment Officer. Prior to that, Mr. Melwani was with the management buyout group at The First Boston Corporation and with N.M. Rothschild & Sons in Hong Kong and London. He currently serves as a director of Aspen Insurance Holdings Limited and Kosmos Energy Holdings.

        Hans J. Mende has been a member of our board of directors since 2004. He is President and Chief Operating Officer of AMCI, a mining and marketing company, a position he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company. Mr. Mende has also served as Chairman of the Board and as a director of ANR Holdings, the parent company of Alpha Natural Resources, LLC.

Composition of the Board after this Offering

        Our board of directors currently consists of seven directors. We expect to add one independent director prior to the effectiveness of the registration statement of which this prospectus is a part, another independent director within three months after the date the registration statement is effective and a third independent director to our board within 12 months after the registration statement is effective.

        Depending on the size of the offering, we may avail ourselves of the "controlled company" exception under the New York Stock Exchange rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that our compensation and nominating and corporate governance committees be composed entirely of independent directors. In the event that we are no longer a "controlled company," we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating and corporate governance committees be composed entirely of independent directors within one year of the date that we lose our status as a "controlled company."

Committees of the Board of Directors

        Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

        Our audit committee currently consists of James F. Roberts, Alex T. Krueger and Joshua H. Astrof. Alex T. Krueger is our audit committee "financial expert" as such term is defined in Item 401(h) of Regulation S-K. The audit committee is responsible for (1) the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance.

        Prior to consummation of this offering, the audit committee will approve and adopt a Code of Business Conduct and Ethics for all directors, officers and employees, a copy of which will be available on our website and upon written request by our stockholders at no cost.

Compensation Committee

        Our current compensation committee consists of Prakash A. Melwani and Alex T. Krueger. We expect to add our new independent director to such committee as well. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) approving the appointment and removal of trustees and investment managers for pension fund assets, (9) retaining consultants to advise the committee on executive compensation practices and policies and (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Nominating and Corporate Governance Committee

        Our current nominating and corporate governance committee consists of James F. Roberts, Alex T. Krueger and David I. Foley. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

Directors' Compensation

        None of Foundation Coal Holdings, Inc.'s directors currently receive any compensation for serving as a director or as a member or chair of a committee of the board of directors. In conjunction with this offering, we will be adding an idependent director to our board and plan to pay our independent director an annual cash retainer of $40,000 and a fee of $1,500 for each board meeting and each committee meeting attended. The Company is also considering a restricted stock program for its directors as well.

Executive Compensation

        The following table sets forth information concerning the compensation of our chief executive officer and our other four most highly compensated executive officers for the year ended December 31, 2003.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation ($)
James F. Roberts President and Chief Executive Officer	2003	540,000	—	—	47,186	(1)
John R. Tellmann Senior Vice President, Sales and Marketing	2003	252,144	100,000	—	—
Greg A. Walker Senior Vice President, General Counsel and Secretary	2003	225,879	90,000	—	—
James A. Bryja Senior Vice President, Eastern Operations	2003	225,000	54,000	82,159	—
Thomas J. Lien Senior Vice President, Western Operations	2003	220,000	70,000	—	—

(1)
Represents an annual retirement payment pursuant to the terms of Mr. Roberts's employment agreement with RAG American Coal Holding, Inc., which was terminated in connection with the Acquisition.

  2004 Stock Incentive Plan

        Our board of directors has adopted an incentive plan which is designed to assist the company in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the company by providing compensation and incentives through the granting of awards. The plan permits us to grant to our key employees, directors and consultants stock options, stock appreciation rights, or other stock-based awards. In connection with the plan, we have entered into stock option agreements with Messrs. Roberts, Tellman, Walker, Bryja, Wood, Olsen, Beck and Peelish.

        Administration.    Our compensation committee administers the 2004 Stock Incentive Plan. The committee determines who will receive awards under the 2004 Stock Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan. The committee is authorized to interpret the 2004 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Stock Incentive Plan in the manner and to the extent the committee deems necessary or desirable.

        Shares Reserved for Awards, Limits on Awards and Shares Outstanding.    The total numbers of shares of our common stock initially available for issuance or delivery under the 2004 Stock Incentive Plan and after giving effect to the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering is 3,978,483 shares. As of November 1, 2004 and after giving effect to the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering, there were 3,536,431 stock options outstanding, of which 982,342 shares are issuable at an average exercise price of $4.87 per share as time options and 2,554,089 shares are issuable at an average exercise price per share of $8.53 as time-accelerated options.

        In the event of any other stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction, the committee will adjust (i) the number or kind of shares or other securities that may be issued or reserved for issuance pursuant to the 2004 Stock Incentive Plan or pursuant to any outstanding awards, (ii) the option price or exercise price and/or (iii) any other affected terms of such awards.

        Stock Options.    The 2004 Stock Incentive Plan permits the committee to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as nonqualified stock options. The committee establishes the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options. The committee may establish vesting and performance requirements that must be met prior to the exercise of options.

        Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price. Stock option grants may also include provisions that permit the option holder to exercise all or part of the holder's vested options through an exercise procedure, which requires the delivery of irrevocable instructions to a broker to sell the shares obtained upon exercise of the option and deliver promptly to us the proceeds of the sale equal to the aggregate exercise price of the common stock being purchased.

        Stock Appreciation Rights.    The committee may also grant stock appreciation rights, either alone or in tandem with underlying stock options, as well as limited stock appreciation rights, which are exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of our common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price.

        Other Stock-Based Awards.    The 2004 Stock Incentive Plan permits the committee to grant awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. These awards will be in such form and subject to such conditions as the committee may determine, including the satisfaction of performance goals, the completion of periods of service or the occurrence of certain events.

        Change-in-Control Provisions.    The committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. In addition, the committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

        Amendment and Termination.    Our board of directors may amend or terminate the 2004 Stock Incentive Plan at any time, provided that no amendment or termination will be made diminishes the rights of the holder of any award. Our board of directors may amend the plan in such manner as it deems necessary to permit awards to meet the requirements of applicable laws.

Pension Plan Information

        The following table shows the estimated annual benefit payable under the Qualified Salaried Plan and Supplemental Executive Retirement Plan for Messrs. Roberts, Tellmann, Walker, Bryja and Lien commencing at normal retirement age:

	Years of Service
Final Average Earnings
	5	15	20	25	30	35	40
$200,000	$17,000	$51,000	$68,000	$85,000	$102,000	$119,000	$136,000
$300,000	26,000	77,000	102,000	128,000	153,000	179,000	204,000
$400,000	34,000	102,000	136,000	170,000	204,000	238,000	272,000
$500,000	43,000	128,000	170,000	213,000	255,000	298,000	340,000
$600,000	51,000	153,000	204,000	255,000	306,000	357,000	408,000
$800,000	68,000	204,000	272,000	340,000	408,000	476,000	544,000
$1,000,000	85,000	255,000	340,000	425,000	510,000	595,000	680,000

        Under our Qualified Salaried Plan and Supplemental Executive Retirement Plan, benefits are determined on the basis of combined annual salary and bonus as reported under Annual Compensation in the Summary Compensation Table (but not including the compensation reported under Other Annual Compensation). Benefits under the Qualified Salaried Plan are subject to a pay limit. The Supplemental Executive Retirement Plan is a restoration plan that makes up for benefits lost to highly paid employees due to the application of benefit and pay limits.

        The above benefit amounts are payable as single life annuities at a normal retirement age of 65. These amounts are reduced by a Social Security benefit.

        The estimated credited years of service as of January 1, 2004 for the named executive officers are as follows: Mr. Roberts – 4.00 years, Mr. Tellmann – 3.91 years, Mr. Walker – 14.19 years, Mr. Lien – 23.75 years and Mr. Bryja – 7.61 years.

Employment Agreements

    James F. Roberts

        We have entered into an employment agreement with James F. Roberts, effective July 30, 2004, to serve as President, Chief Executive Officer and member of our board of directors. The term of the agreement is through July 30, 2007, unless terminated earlier by us or Mr. Roberts.

        The employment agreement provides for an annual base salary of $600,000 and an annual bonus payment based upon the achievement of certain individual and company performance targets established by the board of directors, in consultation with Mr. Roberts. Mr. Roberts is entitled to receive stock options under the 2004 Stock Incentive Plan, $8,000 per year for a disability plan of his choice and the use of an automobile in accordance with the policies of the company.

        If Mr. Roberts' employment is terminated by us without "cause" or if Mr. Roberts resigns for "good reason" (as such terms are defined in the employment agreement), Mr. Roberts will receive (a) the accrued but unpaid salary, bonus and reimbursements through the date of termination, (b) the target annual bonus for the year of termination, prorated to the amount of time actually employed during such year and (c) subject to Mr. Roberts' compliance with the non-compete and confidentiality provisions, the sum of his base salary and target annual bonus for the greater of (i) the remainder of his term under the employment agreement and (ii) two years, such payment to be received in bi-monthly installments during the one-year period following termination.

        Under the terms of the agreement, Mr. Roberts may not disclose any confidential information concerning us, our subsidiaries or affiliates and any third party that has provided any information to us on a confidential basis. In addition, during Mr. Roberts' term of employment and (a) for a period of one year following the date Mr. Roberts ceases to be employed by us, Mr. Roberts may not compete with us or our subsidiaries, and (b) for a period of two years following the date Mr. Roberts ceases to be employed by us, Mr. Roberts may not solicit or hire our employees or employees of our subsidiaries.

    Greg A. Walker, Frank J. Wood, Michael R. Peelish, Klaus-Dieter Beck, James J. Bryja, James A. Olsen and John R. Tellman

        We have entered into employment agreements effective July 30, 2004 with Greg A. Walker to serve as Senior Vice President, General Counsel and Secretary, Frank J. Wood to serve as Senior Vice President and Chief Financial Officer, Michael R. Peelish to serve as Senior Vice President, Safety and Human Resources, Klaus-Dieter Beck to serve as Senior Vice President, Planning and Engineering, James J. Bryja to serve as Senior Vice President, Eastern Operations, James A. Olsen to serve as Senior Vice President, Development and Information Technology, and John R. Tellman to serve as Senior Vice President, Sales and Marketing (for purposes of this section, the "Executive Officers"). The term of the each agreement is through July 30, 2006, unless terminated earlier by us or the Executive Officer.

        The employment agreements for Mr. Walker, Mr. Wood, Mr. Peelish, Mr. Beck, Mr. Bryja, Mr. Olsen and Mr. Tellman provide for annual base salaries of $230,397, $204,867, $194,361, $225,000, $229,500, $183,855 and $257,187, respectively. Each of these agreements provides for an annual bonus payment based upon the achievement of certain individual and company performance targets established by the board of directors, in consultation with the respective Executive Officer. Each Executive Officer is entitled to receive stock options under the 2004 Stock Incentive Plan.

        Under each of these agreements, if the Executive Officer's employment is terminated by us without "cause" or if the Executive Officer resigns for "good reason" (as such terms are defined in the employment agreement), the Executive Officer will receive (a) the accrued but unpaid salary, bonus, and reimbursements through the date of termination, (b) the target annual bonus for the year of termination, prorated for the amount of time actually employed during such year, and (c) subject to the Executive Officer's compliance with the non-compete and confidentiality provisions, the sum of his base salary and target annual bonus for the greater of (i) the remainder of his term under the employment agreement and (ii) one year, such payment to be received in bi-monthly installments during the nine-month period following termination.

        Under the terms of each agreement, the Executive Officer may not disclose any confidential information concerning us, our subsidiaries or affiliates and any third party that has provided any information to us on a confidential basis. In addition, during the Executive Officer's term of employment and (a) for a period of nine months following the date the Executive Officer ceases to be employed by us, the Executive Officer may not compete with us or our subsidiaries, and (b) for a period of two years following the date the Executive Officer ceases to be employed by us, the Executive Officer may not solicit or hire our employees or employees of our subsidiaries.

    Thomas Lien

        We entered into an employment agreement with Thomas Lien, effective January 1, 2002, to serve as Senior Vice President, Western Operations. The term of the agreement is through December 31, 2004, unless terminated earlier by us or Mr. Lien.

        The employment agreement of Mr. Lien provides for an annual base salary of $220,000 and eligibility to participate in other compensations plans and policies as they may be provided by us.

        If Mr. Lien's employment is terminated by us without "cause" (as such term is defined in the employment agreement), Mr. Lien will receive the greater of (a) the sum of (i) any portion of Mr. Lien's unadjusted annual base salary through the employment period, (ii) an amount representing the target annual bonus for the remainder of the employment period, (iii) any unpaid, deferred compensation and (iv) accrued but unpaid incentive compensation and vacation pay, (b) any severance payments due under the severance program in effect at the time of termination and (c) any payment due under the change of control agreement, such payment to be received in lump sum cash within thirty days following the date of termination. A separate change of control agreement, also dated January 1, 2002, provides a payment equal to the sum of (a) two years of unadjusted base salary, (b) an amount representing the target bonus for two bonus cycles, (c) deferred compensation and (d) accrued and unpaid incentive compensation and vacation pay.

        Under the terms of the agreement, Mr. Lien may not disclose any confidential information concerning us, our subsidiaries or affiliates.

PRINCIPAL STOCKHOLDERS

        The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

  •
  each person who is known by us to own beneficially more than 5% of our common stock;

  •
  each member of our board of directors and each of our named executive officers; and

  •
  all members of our board of directors and our executive officers as a group.

        The number of shares and percentages of beneficial ownership before the offering set forth below are based on shares of our common stock issued and outstanding as of November 1, 2004, and after giving effect to the 0.879639 for one reverse stock split with respect to shares and 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after the offering are based on 44,392,433 shares of our common stock to be issued and outstanding immediately after this offering, excluding 226,190 shares that may be dividended to our existing stockholders who are members of management if they receive their dividend in shares of common stock instead of cash and including 3,541,500 shares that will be either dividended to our existing stockholders assuming no exercise of the underwriters' option to purchase additional shares or sold to the underwriters pursuant to their option to purchase additional shares assuming full exercise of that option.

			Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Assuming the Underwriters' Option is Not Exercised**		Assuming the Underwriters' Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
First Reserve Fund IX, L.P.(1)	7,242,160	42.0%	8,729,788	19.7%	7,242,160	16.3%
The Blackstone Group(2)	7,242,160	42.0	8,729,788	19.7	7,242,160	16.3
AMCI Acquisition, LLC(3)	2,556,056	14.8	3,081,102	6.9	2,556,056	5.8
James F. Roberts(4)(5)	104,150	*	113,185	*	104,150	*
John R. Tellmann(4)(5)	62,401	*	71,435	*	62,401	*
James J. Bryja(4)(5)	44,808	*	50,229	*	44,808	*
Klaus-Dieter Beck(4)(5)	37,771	*	41,746	*	37,771	*
Michael R. Peelish(4)(5)	37,240	*	40,853	*	37,240	*
Greg A. Walker(4)(5)	38,468	*	42,081	*	38,468	*
Frank J. Wood(4)(5)	34,695	*	43,309	*	39,695	*
James A. Olsen(4)(5)	32,493	*	35,384	*	32,493	*
Thomas J. Lien(4)(5)	—	—	—	—	—	—
Alex T. Krueger(6)	—	—	—	—	—	—
William E. Macaulay(6)	—	—	—	—	—	—
Stephen A. Schwarzman(2)	7,242,160	42.0	8,729,788	19.7	7,242,160	16.3
Peter G. Peterson(2)	7,242,160	42.0	8,729,788	19.7	7,242,160	16.3
Joshua H. Astrof(7)	—	—	—	—	—	—
David I. Foley(7)	—	—	—	—	—	—
Prakash A. Melwani(7)	—	—	—	—	—	—
Hans J. Mende(3)	2,566,056	14.8	3,081,102	6.9	2,566,056	5.8
All directors and executive officers as a group (15 persons)	397,026	2.3	428,223	*	397,026	*

*
Less than 1 percent of shares of common stock outstanding (excluding, in the case of all directors and executive officers as a group, shares beneficially owned by First Reserve Fund IX, L.P., the Blackstone Group and AMCI Acquisition, LLC.)

**
We will grant the underwriters an option to purchase up to an additional 3,541,500 shares in this offering. Immediately prior to the consummation of this offering, we will declare a stock dividend, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

(1)
Includes beneficial ownership of shares of common stock of Foundation Coal Holdings, Inc. beneficially owned by First Reserve Fund IX, L.P. First Reserve GP IX, L.P. is the general partner of First Reserve Fund IX, L.P. First Reserve GP IX,

  Inc. is the general partner of First Reserve GP IX, L.P. and First Reserve Corporation is the adviser to First Reserve Fund IX, L.P. The address of First Reserve GP IX, Inc., First Reserve GP IX, L.P., First Reserve Corporation and First Reserve Fund IX, L.P. is One Lafayette Place, Greenwich, CT 06830.

(2)
Includes beneficial ownership of shares of common stock of Foundation Coal Holdings, Inc. owned by each of Blackstone FCH Capital Partners IV L.P. and Blackstone Family Investment Partnership IV-A L.P. (the "Blackstone Funds"), for each of which Blackstone Management Associates IV L.L.C. ("BMA") is the general partner having voting and investment power over the common stock held or controlled by each of the Blackstone Funds. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA, and as such may be deemed to share beneficial ownership of the shares of common stock held or controlled by the Blackstone Funds. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares of common stock. The address of Messrs. Peterson and Schwarzman, BMA and the Blackstone Funds is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

(3)
Includes voting shares of common stock owned by AMCI Acquisition, LLC, of which Hans J. Mende, one of the directors of Foundation Coal Holdings, Inc., holds a 40% beneficial interest, and the Kirmar Family Limited Partnership (of which Mr. Mende owns a 1% general partnership interest and his son and daughter each own a 49.5% limited partnership interest) owns a 10% beneficial interest. Mr. Mende may be deemed to have sole investment power over the Kirmar Family Limited Partnership's beneficial interests. The address for each of the above entities and Mr. Mende is c/o AMCI Acquisition, LLC, One Energy Place, Latrobe, PA 15650 Attention: Hans J. Mende.

(4)
The address for each of Messrs. Roberts, Wood, Bryja, Lien, Tellmann, Walker, Beck, Olsen and Peelish is c/o Foundation Coal Holdings, Inc., 999 Corporate Boulevard, Suite 300, Linthicum Heights, MD 21090.

(5)
Of the shares beneficially owned by each of Messrs. Roberts, Tellmann, Bryja, Beck, Peelish, Walker, Wood and Olsen, they have the right to acquire beneficial ownership of 60,168, 18,419, 18,419, 18,419, 19,647, 20,875, 22,103 and 18,419 shares, respectively, pursuant to time options which will vest on December 31, 2004.

(6)
Mr. Krueger is an executive officer of First Reserve GP IX, Inc. and disclaims beneficial ownership of any shares owned by such entity or its affiliates. Mr. Macaulay is the Chief Executive Officer and a member of the board of directors of First Reserve Corporation and disclaims beneficial ownership of any shares owned by such entity or its affiliates. The address of First Reserve GP IX, Inc., First Reserve GP IX, L.P., First Reserve Fund IX, L.P., Alex T. Krueger and William E. Macaulay is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.

(7)
Mr. Melwani, a director of Foundation Coal Holdings, Inc., is a member of BMA and disclaims any beneficial ownership of the shares of common stock held by the Blackstone Funds. Neither Mr. Astrof nor Mr. Foley is a member of BMA. The address of Joshua H. Astrof, David I. Foley and Prakash A. Melwani is c/o The Blackstone Group L.P. 345 Park Avenue, New York, NY 10154.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Stock Purchase Agreement

        On May 24, 2004, our subsidiary, Foundation Coal Corporation, entered into a stock purchase agreement with RAG Coal International AG, a company organized under the laws of Germany (the "Seller") to acquire the outstanding capital stock of certain subsidiaries of the Seller (collectively, the "Acquired Companies"), consisting primarily of the Seller's North American coal operations, including its Wyoming, Pennsylvania, West Virginia and Illinois mining operations. The Acquired Companies exclude the Seller's Colorado mining operations, which were sold to a third party on April 15, 2004. The stock purchase agreement provided for the acquisition by Foundation Coal Corporation of:

  •
  all of the issued and outstanding shares of each of RAG Coal West, Inc. and RAG Wyoming Land Company from RAG American Coal Company, LLC, an indirect wholly owned subsidiary of Seller, for $375 million; and

  •
  all of the issued and outstanding shares of RAG American Coal Holding, Inc. from the Seller for $600 million of cash, including a minimum of $50 million of cash on the balance sheet.

        The purchase price for the Acquired Companies was approximately $975 million. The Acquisition closed on July 30, 2004.

        The stock purchase agreement contains customary seller representations and warranties of the Seller, customary buyer representations and warranties of Foundation Coal Corporation and customary covenants and other agreements between the Seller and Foundation Coal Corporation.

        The stock purchase agreement provides for indemnification for losses relating to specified events, circumstances and matters. The Seller has agreed to indemnify Foundation Coal Corporation from certain liabilities, including:

  •
  any losses arising from the inaccuracy of any representation or the breach of any warranty of the Seller contained in the stock purchase agreement;

  •
  any losses arising from breaches or defaults in the performance of any covenant undertaking or other agreement or obligation of the Seller pursuant to the stock purchase agreement;

  •
  any liabilities (including costs and expenses) arising out of or related to any debt of any of the Acquired Companies outstanding as of the closing of the Acquisition;

  •
  any liabilities of certain entities operating in Colorado that were sold by RAG American Coal Company, LLC to a third party under a stock purchase agreement dated as of February 29, 2004, including liabilities resulting from their operations, properties or assets, and any liabilities under that stock purchase agreement and from the spin off of certain assets and liabilities from certain employee benefit plans of RAG American Coal Company, LLC in connection therewith; and

  •
  certain tax liabilities, including liabilities for taxes related to pre-closing tax periods.

        The stock purchase agreement does not allow Foundation Coal Corporation to make a claim for indemnification for any loss relating to a breach of a representation or warranty or covenant unless the losses for any claim or series of related claims exceed $1.5 million (other than for losses relating to certain specified representations and warranties and covenants). The Seller's indemnification obligations with respect to breaches of representations and warranties and covenants are subject to a deductible for the first $15 million in damages (other than for losses relating to certain specified representations and warranties and covenants not subject to the deductible). After Foundation Coal Corporation has incurred damages as a result of breaches of representations and warranties and covenants contained in the stock purchase agreement that are subject to the deductible in excess of the deductible, the Seller is required to indemnify Foundation Coal Corporation for the amount by which such claims for indemnity or damages exceed the deductible up to a $200 million cap (other than for losses relating to certain specified representations and warranties and covenants not subject to the cap).

Ancillary Agreements

        In addition to the stock purchase agreement, and in connection with the merger of Foundation Coal Holdings, LLC into our company, we entered into the following ancillary agreements governing certain relationships between and among the parties after the closing of the Acquisition.

Stockholders Agreement

        We have entered into a stockholders agreement with First Reserve, Blackstone and AMCI and certain management stockholders. On October 4, 2004, we entered into an amended and restated stockholders agreement with our current stockholders, which agreement will become effective upon the consummation of this offering.

        The stockholders agreement provides that our board of directors will consist of eight members upon the consummation of this offering. The board may be subsequently expanded to include such additional independent directors as may be required by the rules of any exchange on which shares of our common stock are traded. Each of Blackstone and First Reserve will designate three nominees for election. Blackstone and First Reserve will also designate one joint nominee. The board of directors will designate the other nominee who must be "independent" as such term is defined by the NYSE rules, but such nominee must be reasonably acceptable to both Blackstone and First Reserve. If at any time, either Blackstone or First Reserve and their affiliates as a group beneficially own less than 66-2/3% of the aggregate number of shares owned by the other, then such sponsor will only be entitled to designate two directors, and if at any time either Blackstone or First Reserve and their affiliates as a group own less than 33-1/3% of the aggregate number of shares owned by the other, then such sponsor will only be entitled to designate one director.

        All significant decisions involving us require the approval of our board of directors, acting by a simple majority vote; provided however that so long as each of Blackstone and First Reserve is entitled to designate at least two nominees for election and at least one of such designees is serving as a director and Blackstone and First Reserve collectively own at least 20% of the outstanding shares of our common stock, then the approval of at least one director solely designated by First Reserve and the approval of at least one director solely appointed by Blackstone will also be required for certain actions, such as the appointment, removal or termination of our CEO or other senior officers; the issuance or reclassification of any of our stock or other securities; any declaration or payment of dividends; any purchase, sale, lease, encumbrance, transfer or other acquisition or disposition of any of our assets having an aggregate value in excess of $20 million; any merger, consolidation, conversion, business combination or joint venture involving us or any of our subsidiaries; any transaction involving us on the one hand, and the sponsors or their affiliates on the other; any incurrence of indebtedness in excess of $20 million; the approval of our operating budget, capital budget and/or business plan; and the incurrence of any unbudgeted capital expenditures in excess of $10 million.

        Pursuant to a letter agreement, dated August 17, 2004, between First Reserve and AMCI, for so long as First Reserve is entitled to appoint three directors to our board, it will appoint one person designated by AMCI who is reasonably satisfactory to First Reserve. Initially, this person will be Hans J. Mende. Should First Reserve not be entitled to appoint three directors to our board, it will have no obligation to appoint a person designated by AMCI.

Registration Rights Agreement

        The registration rights agreement provides that, in connection with a public offering and sale, each of First Reserve, Blackstone and AMCI will, in certain circumstances, have the ability to require us to register its shares of our common stock. In addition, in connection with other registered offerings by us, holders of shares of our common stock will have the ability to exercise certain piggyback registration rights with respect to such shares.

Transaction Fee and Monitoring Agreement; Termination Payment

        In connection with the Acquisition, the Sponsors entered into a transaction fee and monitoring agreement with Foundation Coal Corporation relating to certain monitoring, advisory and consulting services under the monitoring agreement. The agreement was later amended and restated. Under the original agreement, Foundation Coal Corporation paid a transaction and advisory fee to the Sponsors in an aggregate amount of $11.8 million upon the completion of the Transactions. Under the amended and restated transaction fee and monitoring agreement, Foundation Coal Corporation agreed to pay to the Sponsors an aggregate annual monitoring fee of approximately $2.0 million, and will reimburse the Sponsors for their out-of-pocket expenses. In connection with this offering, the Sponsors may elect to receive a termination payment equal to $2 million, if the Sponsors have received less than two monitoring fees, or $1 million, if the Sponsors have received two or more such fees. The fees will be allocated pro rata based on the percentage of shares of common stock owned by each Sponsor prior to the offering. Foundation Coal Corporation agreed to indemnify the Sponsors and their respective affiliates, directors, officers and representatives for any and all losses relating to the services contemplated by the amended and restated transaction fee and monitoring agreement and the engagement of the Sponsors pursuant to, and the performance by them of the services contemplated by, the amended and restated transaction fee and monitoring agreement. The amended and restated transaction fee and monitoring agreement will terminate upon the occurrence of certain events specified therein, which include this offering, and the Sponsors will be paid the termination payment.

Acquisition - Related Payments

        Upon closing of the Acquisition, Messrs. Roberts, Tellmann, Walker, Bryja and Lien received payouts through RAG American Coal Holding, Inc. from grants awarded in 2002 and 2003 under RAG Coal International AG's long-term incentive plan totaling $1,190,919, $396,974, $396,974, $260,294 and $396,974, respectively. Additionally, immediately following the Acquisition, Foundation Coal Corporation made distributions to Messrs. Roberts, Tellmann, Walker, Bryja and Lien of $247,252, $71,117, $140,600, $12,412 and $357,230, respectively, under RAG American Holding, Inc.'s Senior Executive Retirement Plan. These distributions were triggered because the Acquisition constituted a change of control under the plan.

        Messrs. Roberts, Tellmann, Walker, Lien and Bryja received transaction bonuses in connection with the Acquisition of $710,000, $60,000, $300,000, $60,000 and $60,000, respectively. These bonuses were paid by RAG American Coal Holding, Inc. immediately prior to the closing of the Acquisition.

Coal Sales

        From time to time, as is customary in our industry, we buy and sell coal from other producers. In connection therewith, we have commitments to sell from several of our mines approximately 500,000 tons of coal in the aggregate to Alpha Coal Sales, LLC, an affiliate of ours, at market prices. The proposed transactions would commence in January 2005 and conclude in March 2006. Any such sales would be made on arm's length terms and would therefore be subject to our usual spot sales agreements, including customary pricing terms, quality adjustments, rejection and suspension rights and events of default. First Reserve and AMCI beneficially own approximately 55% and 45%, respectively, of the parent entity of Alpha Coal Sales, LLC.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

General

        In connection with the Transactions, our subsidiary, Foundation PA Coal Company entered into a senior secured credit facility with Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as joint lead arranger, joint book manager and co-syndication agent, Credit Suisse First Boston as joint lead arranger, joint book manager and co-syndication agent and UBS Securities LLC, Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires, as co-documentation agents, and each lender party thereto.

        The senior secured credit facility provides senior secured financing of $820.0 million, consisting of

  •
  a $470.0 million term loan facility; and

  •
  a $350.0 million revolving credit facility.

        The term loan facility was fully drawn upon consummation of the Transactions. As of September 30, 2004, after giving pro forma effect to the Transactions and this offering and the application of the estimated net proceeds therefrom, we would have had approximately $219.0 million of letters of credit outstanding and additional borrowings available under the revolving credit facility of $131.0 million.

        Upon the occurrence of certain events, we may request an increase to the existing term loan facility and/or the existing revolving credit facility in an amount not to exceed $100 million, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the Administrative Agent.

        Foundation PA Coal Company is the borrower under the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for $250.0 million of letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

        The borrowings under the Senior Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the base rate of Citibank, N.A., (2) the three-month certificate of deposit rate, plus 1/2 of 1%, and (3) the federal funds rate plus of 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The initial applicable margin for borrowings under the term loan facility is 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility and the term loan facility may be reduced subject to our attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the Senior Credit Facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to our attaining certain leverage ratios. We also pay customary letter of credit fees.

Prepayments

        The Senior Credit Facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  beginning in the year ending December 31, 2005, 75% (which percentage we expect will be reduced to 50% if our leverage ratio is equal or less than 4.00 to 1.00, and to 25% if our leverage ratio is equal or less than 3.00 to 1.00 and to 0% if our leverage ratio is equal or less than 2.50 to 1.00) of the annual excess cash flow of FC 2 Corp. and its subsidiaries;

  •
  100% of the net cash proceeds in excess of $5.0 million in a single transaction or series of related transactions or $10.0 million per fiscal year from asset sales and casualty and condemnation events, if we do not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations;

  •
  100% of the net cash proceeds of any incurrence of debt, other than certain debt permitted under the senior secured credit facility; and

  •
  100% of amounts in excess of $5.0 million in respect of certain claims arising out of the Acquisition, subject to certain exceptions.

        The foregoing mandatory prepayments other than from excess cash flow will be applied to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow will be applied to the term loan facility at our direction.

        We may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Amortization

        We are required to repay installments on the loans under the term loan facility in quarterly principal amounts of 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on July 30, 2009.

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by FC 2 Corp. and each of its existing and future domestic wholly owned subsidiaries, other than Foundation PA Coal Company, referred to collectively as Guarantors.

        All obligations under the senior secured credit facility, and the guarantees of those obligations, are secured by substantially all the assets of each Guarantor, including, but not limited to, the following, and subject to certain exceptions:

  •
  a pledge of 100% of the capital stock of Foundation Coal Corporation, 100% of the capital stock of each Guarantor (other than FC 2 Corp.) and 65% of the capital stock of any of our foreign subsidiaries acquired or created in the future that are directly owned by us or one of the Guarantors; and

  •
  a security interest in substantially all tangible and intangible assets of each Guarantor.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of each Guarantor, to:

  •
  sell assets;

  •
  incur additional indebtedness or issue preferred stock;

  •
  repay other indebtedness (including the Notes);

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  create liens on assets;

  •
  make investments, loans or advances;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  engage in certain transactions with affiliates;

  •
  amend certain material agreements governing our indebtedness, including the Notes;

  •
  change the business conducted by FC 2 Corp. and its subsidiaries; and

  •
  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires us to maintain the following financial covenants:

  •
  a maximum total leverage ratio;

  •
  a minimum interest coverage ratio; and

  •
  a maximum capital expenditures limitation.

        The senior secured credit facility also contains certain customary affirmative covenants and events of default.

        As of July 31, 2004, we were in compliance in all material respects with all covenants and provisions contained in the senior secured credit facility.

7 1/4% Senior Notes due 2014

General

        In July 2004, Foundation PA Coal Company issued $300.0 million aggregate principal amount of 7 1/4% Senior Notes that mature on August 1, 2014 in a private transaction not subject to the registration requirements under the Securities Act. The Notes are guaranteed, on a senior unsecured basis, by Foundation Coal Corporation.

Ranking

        The Notes are Foundation PA Coal Company's senior unsecured obligations and rank equally in right of payment to all of Foundation PA Coal Company's existing and future senior indebtedness; rank senior in right of payment to any future senior subordinated indebtedness and subordinated indebtedness of Foundation PA Coal Company; and are effectively subordinated in right of payment to Foundation PA Coal Company's secured indebtedness (including obligations under the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of each of Foundation PA Coal Company's future subsidiaries that are not guarantors.

Optional Redemption

        At any time prior to August 1, 2007, up to 35% of the aggregate principal amount of the Notes issued under the indenture may be redeemed on any one or more occasions at a redemption price of 107.25% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

  (1)
  at least 65% of the aggregate principal amount of the Notes issued under the indenture (excluding Notes held by Foundation PA Coal Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

  (2)
  the redemption occurs within 180 days after the date on which any such equity offering is consummated.

        On or after August 1, 2009, all or a part of the Notes may be redeemed upon not less than 30 nor more than 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage
2009	103.625%
2010	102.417%
2011	101.208%
2012 and thereafter	100.000%

        At any time prior to August 1, 2009, all or a part of the Notes may be redeemed upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the applicable premium as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the date of redemption.

Change of Control

        Upon the occurrence of a change of control which is defined in the indenture governing the Notes, each holder of the Notes has the right to require Foundation PA Coal Company to repurchase some or all of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

        The indenture governing the Notes contains covenants limiting, among other things, Foundation Coal Corporation's ability and the ability of its restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on or make other distributions or repurchase Foundation Coal Corporation's or any of its restricted subsidiary's capital stock;

  •
  make certain investments;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments by its restricted subsidiaries to Foundation Coal Corporation;

  •
  use assets as security in other transactions; and

  •
  sell certain assets or merge with or into other companies.

  Events of Default

        The indenture governing the Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such Notes to become or to be declared due and payable.

        As of July 31, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the Notes.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and by-laws as each is in effect as of the date of this prospectus. We refer you to our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. The description gives effect to the 0.879639 for one reverse stock split with respect to shares and 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of the offering.

Authorized Capitalization

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 17,240,933 shares were issued and outstanding immediately prior to this offering, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. Immediately following the completion of this offering, we will have 44,392,433 shares of common stock outstanding (excluding 226,190 shares that may be dividended to our existing stockholders who are members of management if they receive their share of the $350.0 million dividend in shares of common stock instead of cash and including 3,541,500 shares that will be dividended to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management, assuming the underwriters do not exercise their option to purchase additional shares). Immediately, following completion of this offering, there will be no shares of preferred stock outstanding.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. The amounts available to us to pay cash dividends will be restricted by our subsidiaries' debt agreements. Foundation PA Coal Company's Senior Credit Facilities and indenture governing the Notes limit the ability of Foundation Coal Corporation, in the case of the indenture, and its direct parent in the case of the Senior Credit Facilities, to pay dividends to us. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

        Liquidation Rights.    Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

        Other Matters.    The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Certain provisions of our amended and restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies

        Our amended and restated certificate of incorporation and the bylaws provide that (i) prior to the date on which the Sponsors cease to own at least 40% of all the then outstanding shares of stock, directors may be removed for any reason upon the affirmation vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date the Sponsors cease to own at least 40% of all the then outstanding shares of stock directors may be removed only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that, except as set forth in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

        The Delaware General Corporation Law ("DGCL") provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Calling of Special Meetings of Stockholders

        Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time by the board or a committee of the board which has been designated by the board.

Stockholder Action by Written Consent

        The DGCL permits stockholder action by written consent unless otherwise provided by amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which the Sponsors cease to own at least 40% of all the then outstanding shares of stock.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

        The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote:

  •
  the removal of directors;

  •
  the limitation on stockholder action by written consent;

  •
  the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board; and

  •
  the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

        In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

        Our amended and restated certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

        We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change- in control attempts.

Transfer Agent and Registrar

        The Bank of New York is the transfer agent and registrar for our common stock.

Listing

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FCL," subject to official notice of issuance.

Authorized but Unissued Capital Stock

        The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of this offering, we will have outstanding an aggregate of approximately 44,392,433 shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Registration Rights Agreement

        The registration rights agreement provides that, in connection with a public offering and sale, each of First Reserve, Blackstone and AMCI will, in certain circumstances, have the ability to require us to register its shares of our common stock. In addition, in connection with other registered offerings by us, existing holders of shares of our common stock will have the ability to exercise certain piggyback registration rights with respect to such shares.

Rule 144

        Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares of our currently outstanding common stock will be available for sale in the public market under exemptions from registration requirements as follows, assuming no exercise by the underwriters of their option to purchase additional shares:

Number of Shares	Date
20,782,434	After days from the date of this prospectus (subject to volume limitations and other conditions under Rule 144)

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock or approximately million shares assuming no exercise by the underwriters of their option to purchase additional shares; and

  •
  the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

        We, our shareholders existing prior this offering and our directors and executive officers have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.

        The restrictions described in the previous sentence do not apply to:

  •
  the sale of shares of common stock to the underwriters pursuant to this offering;

  •
  the issuance by us of shares of common stock pursuant to the exercise of an option, warrant or similar security;

  •
  the grant of options or stock under our benefit plans;

  •
  transactions by any person other than us relating to shares of our common stock acquired in open market transactions after completion of this offering; and

  •
  the issuance of common stock in connection with the acquisition of, or joint venture with, another company.

Stock Options

        Pursuant to our stock incentive plan, and after giving effect to the 2.052392 for one stock split with respect to options that we expect to effect immediately prior to the consummation of this offering, we have granted options to members of senior management to purchase an aggregate of 3,536,431 shares of our common stock. Of the outstanding shares of common stock granted as options, and after giving effect to the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering, approximately 20% of 982,343 shares will, subject to the continued employment of such members of senior management, vest and become exercisable on each December 31 beginning December 31, 2004 and ending on December 31, 2008. Options to purchase another 2,554,089 shares will, subject to the continued employment of such members of senior management, and after giving effect to the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering, vest and become exercisable on the eighth anniversary of the date of the grant, subject to partial accelerated vesting each calendar year through December 31, 2008 upon the achievement of certain annual performance targets.

        As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S.
HOLDERS

        The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company," corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). A change in law may alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Cash distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principals. Distributions in excess of our earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "— Gain on Disposition of Common Stock"

below. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        A non-corporate non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe that we are currently a "United States real property holding corporation" for United States federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will generally be subject to United States federal income tax on the disposition of our common stock. If a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be "regularly traded on an established securities market," then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.

Federal Estate Tax

        Common stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Foundation Coal Holdings, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Lehman Brothers Inc.
ABN AMRO Rothschild LLC
Natexis Bleichroeder Inc.

Total	23,610,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,541,500 shares from Foundation Coal Holdings, Inc. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Foundation Coal Holdings, Inc. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 3,541,500 additional shares.

Paid by Foundation Coal Holdings, Inc.	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Foundation Coal Holdings, Inc. and its directors, executive officers and stockholders existing prior to this offering have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among Foundation Coal Holdings, Inc. and the representatives. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Foundation Coal Holdings, Inc.'s historical performance, estimates of the business potential and earnings prospects of Foundation Coal Holdings, Inc., an assessment of Foundation Coal Holdings, Inc.'s management and the consideration of the above factors in relation to market valuation of companies in related businesses, and the price-earnings ratios, market prices of securities and other quantitative and qualitative data relating to such businesses. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FCL," subject to official notice of issuance. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Foundation Coal Holdings, Inc. in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Foundation Coal Holdings, Inc.'s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Foundation Coal Holdings, Inc.; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        Foundation Coal Holdings, Inc. estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.1 million.

        Foundation Coal Holdings, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make because of any of these liabilities.

        At our request, the underwriters have reserved up to 1,180,500 common shares offered by this prospectus for sale pursuant to a directed share program to our employees, officers and directors at the initial public offering price on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of the final prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Purchasers of our common shares through our directed share program will be subject to lock-up agreements with the underwriters that generally prohibit resale of those common shares for a specified period. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the directed shares.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

VALIDITY OF THE SHARES

        The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Cahill Gordon & Reindel LLP, New York, New York will act as counsel to the underwriters. A private investment fund comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds controlled by one of our Sponsors, The Blackstone Group.

EXPERTS — INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of RAG American Coal Holding, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheet of Foundation Coal Holdings, Inc. (Successor in interest to Foundation Coal Holdings, LLC) at June 30, 2004 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPERTS — COAL RESERVES

        The estimates of our proven and probable coal reserves referred to in this prospectus, to the extent described in this prospectus, have been prepared by us and reviewed by Marshall Miller & Associates, with respect to our mines in West Virginia, and by John T. Boyd Company, with respect to our mines in Wyoming, Pennsylvania and Illinois.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

GLOSSARY OF SELECTED TERMS

        Ash.    Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

        Assigned reserves.    Coal that has been committed to be mined at operating facilities.

        Bituminous coal.    The most common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material.

        British thermal unit, or "Btu."    A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

        Central Appalachia.    Coal producing area in eastern Kentucky, Virginia and southern West Virginia.

        Clean Air Act Amendments.    A comprehensive set of amendments to the federal law governing the nation's air quality. The Clean Air Act was originally passed in 1970 to address significant air pollution problems in our cities. The 1990 amendments broadened and strengthened the original law to address specific problems such as acid deposition, urban smog, hazardous air pollutants and stratospheric ozone depletion.

        Coal seam.    Coal deposits occur in layers. Each layer is called a "seam."

        Coke.    A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful byproducts.

        Compliance coal.    Coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btu, as required by Phase II of the Clean Air Act.

        Continuous miner.    A machine which constantly extracts coal while loading. This is to be distinguished from a conventional mining unit which must stop the extraction process in order for loading to commence.

        Continuous mining.    Any coal mining process which tears the coal from the face mechanically and loads continuously, thus eliminating the separate cycles of cutting, drilling, shooting and loading. This is to be distinguished from conventional mining, an older process in which these operations are cyclical.

        Fossil fuel.    Fuel such as coal, petroleum or natural gas formed from the fossil remains of organic material.

        High Btu coal.    Coal which has an average heat content of 12,500 Btus per pound or greater.

        Illinois Basin.    Coal producing area in Illinois, Indiana and western Kentucky.

        Lignite.    The lowest rank of coal with a high moisture content of up to 45% by weight and heating value of 6,500 to 8,300 Btus per pound. It is brownish black and tends to oxidize and disintegrate when exposed to air.

        Longwall mining.    The most productive underground mining method in the United States. A rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while it advances through the coal. Chain conveyors then move the loosened coal to a standard underground mine conveyor system for delivery to the surface.

        Low Btu coal.    Coal which has an average heat content of 9,500 Btus per pound or less.

        Low sulfur coal.    Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btu.

        Medium sulfur coal.    Coal which, when burned, emits between 1.6 and 4.5 pounds of sulfur dioxide per million Btu.

        Metallurgical coal.    The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, its quality depends on four important criteria: volatility, which affects coke yield; the level of impurities including sulfur and ash, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal typically has a particularly high Btu but low ash and sulfur content.

        Mid Btu coal.    Coal which has an average heat content of between 9,500 and 12,500 Btus per pound.

        Nitrogen oxide (NOx).    A gas formed in high temperature environments such as coal combustion. It is a harmful pollutant that contributes to acid rain.

        Northern Appalachia.    Coal producing area in Maryland, Ohio, Pennsylvania and northern West Virginia.

        Overburden.    Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

        Pillar.    An area of coal left to support the overlying strata in a mine; sometimes left permanently to support surface structures.

        Powder River Basin.    Coal producing area in northeastern Wyoming and southeastern Montana. This is the largest known source of coal reserves and the largest producing region in the United States.

        Preparation plant.    Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content.

        Probable reserves.    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        Proven reserves.    Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

        Reclamation.    The process of restoring land and the environment to their original state following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation operations are usually underway before the mining of a particular site is completed. Reclamation is closely regulated by both state and federal law.

        Reserve.    That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

        Roof.    The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

        Room-and-Pillar Mining.    Method of underground mining in which the mine roof is supported mainly by coal pillars left at regular intervals. Rooms are placed where the coal is mined.

        Scrubber (flue gas desulfurization system).    Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 6% to 7% of a power plant's electrical output and thousands of gallons of water to operate.

        Steam coal.    Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

        Sub-bituminous coal.    Dull coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.

        Sulfur.    One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

        Surface mine.    A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil (see "Overburden"). About 60% of total U.S. coal production comes from surface mines.

        Tons.    A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is equal to 2,240 pounds; a "metric" tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this prospectus.

        Truck-and-Shovel mining and Truck and Front-End Loader Mining.    Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loadout.

        Unassigned reserves.    Coal at suspended locations and coal that has not been committed to be mined at operating facilities, and that would require new mine development, mining equipment or plant facilities before operations could begin on the property.

        Underground mine.    Also known as a "deep" mine. Usually located several hundred feet below the earth's surface, an underground mine's coal is removed mechanically and transferred by shuttle car or conveyor to the surface. Most underground mines are located east of the Mississippi River and account for about 40% of annual U.S. coal production.

        Unit train.    A train of 100 or more cars carrying only coal. A typical unit train can carry at least 10,000 tons of coal in a single shipment.

        Western Bituminous Region.    Coal producing area in western Colorado and eastern Utah.

INDEX TO FINANCIAL STATEMENTS

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Consolidated Financial Statements

Year ended December 31, 2001, 2002 and 2003 with Report of Independent Registered Public
Accounting Firm, and for the six months ended June 30, 2003 and 2004 (Unaudited)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
RAG American Coal Holding, Inc.

        We have audited the consolidated balance sheets of RAG American Coal Holding, Inc. and subsidiaries (a wholly owned subsidiary of RAG Coal International AG) as of December 31, 2002 and 2003, and the related consolidated statements of operations and comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 16 (b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RAG American Coal Holding, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, on January 1, 2003, the Company changed its method of accounting for asset retirement obligations.

                              /s/ Ernst & Young LLP

July 30, 2004

Baltimore, Maryland

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Consolidated Balance Sheets

	December 31
			June 30, 2004
	2002	2003
	(In thousands except per share data)
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,791	$7,649	$21,583
Cash on deposit with Parent	66,547	233,023	—
Cash pledged	75,048	20,000	—
Trade accounts receivable, net of allowance ($217 in 2002, $575 in 2003 and $547 in 2004)	78,928	64,628	85,263
Inventories, net (Note 5)	28,136	17,248	19,164
Deferred overburden removal costs	67,862	69,753	72,308
Deferred income taxes (Note 12)	27,425	27,228	27,228
Other current assets (Note 6)	37,618	25,017	19,544
Assets of discontinued operations (Note 24)	27,512	26,308	—

Total current assets	430,867	490,854	245,090
Owned surface and coal lands, net (Note 7)	309,584	289,796	279,667
Plant, equipment and mine development costs, net (Note 7)	402,131	423,897	434,293
Leased mineral rights(Note 7)	376,273	358,544	351,883
Coal supply agreements, net	127,915	110,002	102,207
Other noncurrent assets (Note 8)	24,420	25,062	23,079
Noncurrent assets of discontinued operations (Note 24)	190,627	166,610	—

Total assets	$1,861,817	$1,864,765	$1,436,219

	December 31
			June 30, 2004
	2002	2003
	(In thousands except per share data)
			(Unaudited)
Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt (Note 10)	$39,525	$42,487	$256,625
Current portion of capital lease obligations (Note 19)	776	821	859
Trade accounts payable	20,867	23,875	24,992
Accrued expenses and other current liabilities (Note 9)	160,047	162,347	173,023
Liabilities of discontinued operations (Note 24)	14,490	12,371	—

Total current liabilities	235,705	241,901	455,499
Long-term debt, excluding current portion (Note 10)	614,781	572,295	133
Capital lease obligations, excluding current portion (Note 19)	1,680	859	—
Deferred income taxes (Note 12)	33,708	37,629	27,117
Other noncurrent liabilities (Note 11)	477,830	477,260	426,690
Noncurrent liabilities of discontinued operations (Note 24)	10,225	11,670	—

Total liabilities	1,373,929	1,341,614	909,439

Commitments and contingencies (Notes 13, 15, 16, 17, 22 and 23)	—	—	—
Stockholder's equity:
Common stock, $1 par value. Authorized 300 shares; 137 shares issued and outstanding	137	137	137
Additional paid-in capital	518,218	518,218	518,218
Retained earnings	29,559	62,063	36,872
Accumulated other comprehensive loss	(60,026)	(57,267)	(28,447)

Total stockholder's equity	487,888	523,151	526,780

Total liabilities and stockholder's equity	$1,861,817	$1,864,765	$1,436,219

        See accompanying notes.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Consolidated Statements of Operations and Comprehensive Income

	Year ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
	(In thousands, except share and per share data)
				(Unaudited)
Revenues:
Coal sales	$746,443	$891,762	$975,984	$479,879	$474,033
Other revenues (Note 20)	32,731	13,016	18,362	6,651	4,429

	779,174	904,778	994,346	486,530	478,462
Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	605,468	699,794	798,385	393,288	413,468
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	36,900	45,032	45,268	23,782	20,888
Accretion on asset retirement obligation	—	—	6,979	3,486	3,446
Depreciation, depletion and amortization	100,703	109,100	117,677	57,121	60,281
Asset impairment charges (Note 3)	16,606	7,042	—	—	—

	759,677	860,968	968,309	477,677	498,083

Income (loss) from operations	19,497	43,810	26,037	8,853	(19,621)
Other income (expense):
Interest expense (Note 10)	(52,469)	(48,930)	(46,903)	(23,888)	(16,264)
Loss on termination of hedge accounting for interest rate swaps (Note 24)	—	—	—	—	(48,854)
Mark-to-market gain on interest rate swaps	—	—	—	—	5,804
Interest income (Note 4)	6,773	12,263	3,183	1,673	1,202
Minority interest	15,033	—	—	—	—
Litigation settlements (Notes 4 and 26)	—	—	43,500	43,500	—
Arbitration award (Note 4)	—	31,055	—	—	—
Insurance settlement (Note 4)	31,218	—	—	—	—

Income (loss) before income tax expense (benefit)	20,052	38,198	25,817	30,138	(77,733)
Income tax expense (benefit) (Note 12)	3,927	13,113	(191)	1,413	(29,444)

Income (loss) from continuing operations	16,125	25,085	26,008	28,725	(48,289)

Income from discontinued operations, net of income tax expense of $5,746 in 2001, $4,761 in 2002, $5,964 in 2003 and $1,978 and $546 for the six months ended June 30, 2003 and 2004, respectively	9,888	8,056	10,145	3,499	2,315
Gain on disposal of discontinued operations, net of income tax expense of $4,913	—	—	—	—	20,783

Income (loss) before accounting change	26,013	33,141	36,153	32,224	(25,191)
Cumulative effect of accounting change, net of tax benefit of $2,171	—	—	(3,649)	(3,649)	—

Net income (loss)	26,013	33,141	32,504	28,575	(25,191)

Components of comprehensive income (loss):
Change in minimum pension liability, net of tax benefit of $6,344 in 2001, $6,997 in 2002 and $3,330 in 2003 (Note 15)	(10,661)	(11,881)	(5,683)	—	—
Unrealized gain (loss) on interest rate swap, net of tax (expense) benefit of $8,656 in 2001, $190 in 2002, ($4,947) in 2003, and ($2,225) and ($16,890) for the six months ended June 30, 2003 and 2004, respectively (Note 13)	(14,844)	(22,418)	8,442	(3,797)	28,820

Comprehensive income (loss)	$508	$(1,158)	$35,263	$24,778	$3,629

Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$117.58	$182.91	$189.64	$209.45	$(352.11)
Income and gain on disposition of discontinued operations, net of income taxes	72.10	58.74	73.98	25.52	168.43
Cumulative effect of accounting changes, net of income taxes	—	—	(26.61)	(26.61)	—

Net income (loss)	$189.68	$241.65	$237.01	$208.36	$(183.68)

Weighted average shares – basic and diluted	137,143	137,143	137,143	137,143	137,143

See accompanying notes.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Consolidated Statements of Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	(In thousands)
Balance, January 1, 2001	$137	$518,218	$(29,595)	$(222)	$488,538
Net income	—	—	26,013	—	26,013
Change in minimum pension liability, net of tax	—	—	—	(10,661)	(10,661)
Unrealized loss on interest rate swap, net of tax	—	—	—	(14,844)	(14,844)

Balance, December 31, 2001	137	518,218	(3,582)	(25,727)	489,046
Net income	—	—	33,141	—	33,141
Change in minimum pension liability, net of tax	—	—	—	(11,881)	(11,881)
Unrealized loss on interest rate swap, net of tax	—	—	—	(22,418)	(22,418)

Balance, December 31, 2002	137	518,218	29,559	(60,026)	487,888
Net income	—	—	32,504	—	32,504
Change in minimum pension liability, net of tax	—	—	—	(5,683)	(5,683)
Unrealized gain on interest rate swap, net of tax	—	—	—	8,442	8,442

Balance, December 31, 2003	137	518,218	62,063	(57,267)	523,151
Net loss (unaudited)	—	—	(25,191)	—	(25,191)
Unrealized gain on interest rate swap, net of tax (unaudited)	—	—	—	28,820	28,820

Balance, June 30, 2004 (unaudited)	$137	$518,218	$36,872	$(28,447)	$526,780

See accompanying notes.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Consolidated Statements of Cash Flows

	Year ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
	(In thousands)
				(Unaudited)
Operating activities:
Net income (loss)	$26,013	$33,141	$32,504	$28,575	$(25,191)
Cumulative effect of accounting change, net of tax	—	—	3,649	3,649	—
Income and gain on disposition from discontinued operations	(9,888)	(8,056)	(10,145)	(3,499)	(23,098)

Income (loss) from continuing operations	16,125	25,085	26,008	28,725	(48,289)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Reclamation expense and accretion on asset retirement obligations	5,122	5,509	6,979	3,486	3,446
Depreciation, depletion and amortization	100,703	109,100	117,677	57,121	60,281
Asset impairment charge	16,606	7,042	—	—	—
Gain on sale of affiliate	(946)	—	—	—	—
Gain on sale of assets	(2,877)	(3,385)	(4,761)	(1,254)	(683)
Gain on insurance settlement	(31,218)	—	—	—	—
Reversal of royalty obligation	(11,520)	—	—	—	—
Minority interest	(15,009)	—	—	—	—
Non-cash mark-to-market adjustment for interest rate swap	—	—	—	—	(5,804)
Non-cash expense from termination of hedge accounting for interest rate swap	—	—	—	—	48,854
Deferred income taxes	7,490	17,858	5,010	(589)	(27,402)
Changes in operating assets and liabilities:
Trade accounts receivable	(835)	(16,234)	14,300	1,832	(20,634)
Inventories, net	(3,107)	(7,078)	10,888	5,488	(1,916)
Deferred overburden removal costs	(2,371)	2,511	(1,891)	2,004	(2,555)
Other current assets	(1,755)	(145)	12,460	13,043	5,472
Other noncurrent assets	7,794	314	(2,334)	173	1,982
Trade accounts payable	3,529	1,001	2,499	5,582	1,601
Accrued expenses and other current liabilities	14,765	8,644	3,359	(4,974)	19,025
Noncurrent liabilities	(5,454)	(14,030)	24,041	24,041	(8,306)

Net cash provided by continuing operations	97,042	136,192	197,653	134,678	25,072
Net cash provided by discontinued operations	32,989	22,242	35,400	13,590	6,973

Net cash provided by operating activities	130,031	158,434	233,053	148,268	32,045
Investing activities:
Purchases of property, plant and equipment	(100,013)	(118,878)	(97,148)	(53,161)	(50,452)
Proceeds from disposition of property, plant and equipment	14,099	9,670	4,476	1,296	2,029
Decrease in note receivable from affiliate	—	4,000	—	—	—
Additions to notes receivable	433	—	—	—	—
Repurchase of minority interest	(11,475)	—	—	—	—
Purchase of coal supply agreement	(3,000)	—	—	—	—
Insurance recoveries from Willow Creek	82,966	—	—	—	—
Proceeds from sale of affiliate	8,700	—	—	—	—

Net cash used in continuing operations	(8,290)	(105,208)	(92,672)	(51,865)	(48,423)
Net cash used in discontinued operations	(1,259)	(7,470)	(2,795)	(1,479)	184,988

Net cash used in investing activities	(9,549)	(112,678)	(95,467)	(53,344)	136,565

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Consolidated Statements of Cash Flows (continued)

Financing activities:
Repayment of long-term debt	$(55,399)	$(39,526)	$(39,524)	$(36)	$(358,024)
Repayment of capital lease obligations	(4,290)	(752)	(776)	(776)	(821)
Early extinguishment of debt and interest rate swap termination	—	—	—	—	(48,854)
Net decrease (increase) in cash pledged on debt	—	(75,048)	55,048	55,048	20,000
Net (increase) decrease in cash on deposit with Parent	(88,951)	71,200	(166,476)	(164,301)	233,023

Net cash used in financing activities	(148,640)	(44,126)	(151,728)	(110,065)	(154,676)

Net (decrease) increase in cash and cash equivalents	(28,158)	1,630	(14,142)	(15,141)	13,934
Cash and cash equivalents at beginning of period	48,319	20,161	21,791	21,791	7,649

Cash and cash equivalents at end of period	$20,161	$21,791	$7,649	$6,650	$21,583

Supplemental cash flow information:
Cash paid for interest	$52,439	$44,110	$46,943	$22,217	$22,372

Cash paid for income taxes	$588	$101	$643	$17	$220

See accompanying notes.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements

(Dollars in thousands)

1.    Business and Basis of Presentation

Organization and Business

        RAG American Coal Holding, Inc. (Holdings), a wholly owned subsidiary of RAG Coal International AG (RAG Coal AG or Parent, which is a wholly owned subsidiary of RAG Aktiengesellschaft (RAG AG)), was incorporated in Delaware on October 31, 1974. Holdings has two primary operating units: Riverton Coal Production, Inc. and subsidiaries (RCP) and RAG American Coal Company and subsidiaries (RACC). RAG energy sales, Inc. (RAG Sales) is also a wholly owned subsidiary of Holdings.

        RACC subsidiaries operate three underground mines, two of which are longwall operations, located in Pennsylvania and Illinois, and two surface mines located in the Southern Powder River Basin of Wyoming. RCP operates three underground mine complexes and one surface mine complex located in West Virginia. RACC and RCP engage in the extraction, cleaning and selling of coal to electric utilities, steel companies, coal brokers, and industrial users primarily in the United States. The primary purpose of RAG Sales is to market the coal produced from these mines.

        At December 31, 2003, union representation accounted for approximately 38% of the Company's employees and 20% of production. Labor contracts for the Pennsylvania mines, Emerald and Cumberland, with the United Mine Workers' of America (UMWA) were signed in 2002 and expire in 2007. The UMWA contract for the Wabash mine was signed in March 2003 and expires in 2007.

        RACC has a 55% interest in a joint exploration, development, and operating agreement established in 2000 through its wholly owned subsidiary, RAG Wyoming Land Company, with Hi-Pro Production, a Wyoming limited liability company, to develop and market coal bed methane in Wyoming (JOA). RACC plans no further investments in this venture.

        RACC has a 100% equity interest in a joint exploration, development, and operations agreement established in 2003 through its wholly owned subsidiary, Coal Gas Recovery, LP (CGR). CGR has entered into agreements with Jesmar Energy, Inc., Target Drilling Inc., and D'Amico Corporation for the purpose of commercialization of coal bed methane gas from the vicinity of RACC operations in Pennsylvania. CGR pays these entities for drilling and other services. In addition, CGR will pay an aggregate 15% of the net profits generated from this venture to these entities. During 2003 RACC invested $4,893 in the venture for drilling wells, piping infrastructure, a gas processing plant and other development costs, which are capitalized in plant and equipment.

        RACC acquired Dry Systems Technologies (DST) in 2002. DST owns a patented process that provides a cost effective means to filter diesel engine emissions. Previously, RACC was in equal partnership with two other entities. The acquisition consisted of buying the other partners' interests in the technology and all patents.

        On February 29, 2004, RAG American Coal Company signed a definitive Stock Purchase Agreement to sell Twentymile Coal Company, RAG Empire Corporation, RAG Shoshone Coal Corporation and Colorado Yampa Coal Company (collectively referred to as the RAG Colorado Business Unit) to a subsidiary of Peabody Energy Corporation. This transaction closed on April 15, 2004. Beginning in 2004, the Company began to account for the RAG Colorado Business Unit as a discontinued operation. Prior period financial statements have also been restated to reflect the RAG Colorado Business Unit as a discontinued operation (see Note 24).

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

1.    Business and Basis of Presentation (Continued)

Unaudited Interim Financial Information

        The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. The consolidated balance sheet as of June 30, 2004, consolidated statements of operations and comprehensive income for the six months ended June 30, 2003 and 2004 and the consolidated statements of cash flows for the six months ended June 30, 2003 and 2004 are unaudited, but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

Principles of Consolidation

        The consolidated financial statements include the accounts of Holdings and its subsidiaries (the Company), all of which are wholly owned as of December 31, 2003. The Company has a 55% interest in its JOA which is proportionately consolidated with the accounts of the Company. The Company disposed of its 5% interest in Los Angeles Export Terminal, Inc. (LAXT), effective December 31, 2003. This investment had no carrying value and its disposal resulted in no gain or loss.

        Significant intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents, Cash on Deposit with Parent and Cash Pledged

        Cash and cash equivalents include cash on hand and in banks as well as all highly liquid short-term investments with original maturities of three months or less.

        Cash balances in excess of amounts required for day-to-day operations are placed under a centralized cash management program with Parent. Cash deposited in this program is available to the Company on one-day notice. Interest earnings from these deposits are credited to the Company monthly. Amounts in cash with Parent and cash pledged in the consolidated balance sheets are on deposit under this program (see Note 10).

2.    Summary of Significant Accounting Policies

Inventories

        Coal inventories are stated at the lower of cost or market with market defined as the estimated selling price, less estimated preparation and selling costs. The cost of coal inventories is determined based on average cost of product, which approximates first-in first-out (FIFO).

        Material and supplies inventories are valued at average cost, which approximates FIFO, less an allowance for obsolete and surplus items.

Deferred Overburden Removal Costs

        The cost of removing overburden in advance of coal extraction at the Wyoming surface mines is deferred until the coal is mined and sold. The overburden removal process is generally 12 months or less in advance of coal extraction.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Summary of Significant Accounting Policies (Continued)

Other Current Assets

        Other current assets consist primarily of prepaid expenses, including deferred longwall move costs and advance mining royalties. The Company defers the direct costs, including labor and supplies, associated with moving longwall equipment and the related equipment refurbishment costs in other current assets. These deferred costs are amortized on a units-of-production basis over the life of the subsequent panel of coal mined by the longwall equipment. Deferred costs that are anticipated to be amortized into production within one year are included in current assets. All other deferred costs are included in noncurrent assets.

Property, Plant, Equipment and Mine Development Costs

        Costs to obtain coal lands and leased mineral rights are capitalized and amortized to operations on the units-of-production method utilizing only proven and probable reserves in the depletion base. Costs of developing new mines or significantly expanding the capacity of or extending the lives of existing mines are capitalized and principally amortized using the straight-line method over the period during which each capitalized expenditure benefits production. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 1 to 20 years or on a units-of-production basis. Leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is shorter. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are generally expensed as incurred.

Coal Supply Agreements

        Coal supply agreements represent the fair value of purchased sales contracts. The asset is amortized over the term of the contracts based on the tons of coal shipped under each contract. Accumulated amortization of coal supply agreements was $80,570, $98,483 and $106,278 at December 31, 2002 and 2003 and at June 30, 2004, respectively.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Summary of Significant Accounting Policies (Continued)

enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

        The Company files a consolidated U.S. federal income tax return including its subsidiaries. No written tax sharing agreements exist with its subsidiaries.

Advance Mining Royalties

        Rights to leased coal lands are often acquired through royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoverable against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. In instances where advance payments are not expected to be recoverable against future production, no asset is recognized and the scheduled future payments are expensed as incurred. Advance mining royalties are deferred and recorded in other current and noncurrent assets.

Revenue Recognition

        Revenue is recognized on coal sales when title passes to the customer, in accordance with the terms of the sales agreement, which generally occurs when the coal is loaded into transport carriers for shipment to the customer.

Freight Revenue and Costs

        Shipping and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight expense and included in cost of sales, and coal sales, respectively.

Workers' Compensation and Pneumoconiosis (Black Lung) Benefits

        The Company is primarily self-insured for workers' compensation claims in the various states in which it operates. The liability for workers' compensation claims is an actuarially determined estimate of the ultimate losses incurred on known claims plus a provision for incurred but not reported claims. This probable ultimate liability is re-determined annually and resultant adjustments are expensed. These obligations are included in the consolidated balance sheets as other current and noncurrent liabilities.

        The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. The Company is largely self-insured for these benefits and funds benefit payments through a Section 501 (c) (21) tax-exempt trust fund. Provisions are made for estimated benefits based on annual evaluations prepared by independent actuaries. The Company follows Statement of Financial Accounting Standards, (SFAS) No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions for purposes of accounting for its black lung liabilities and assets.

Pension and Other Postretirement Plans

        Pension benefits, postretirement benefits, and postemployment benefits are reflected in the Company's consolidated financial statements and accounted for in accordance with SFAS No. 87,

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Summary of Significant Accounting Policies (Continued)

Employers' Accounting for Pensions; SFAS No. 106 and SFAS No. 112, Employers Accounting for Postemployment Benefits, respectively. The pension and postretirement benefits are accounted for over the estimated service lives of the employees. The cost of providing certain postemployment benefits is generally recognized when the employee becomes entitled to the benefit.

Derivative Instruments and Hedging Activities

        Derivative instruments and hedging activities are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity (as amended by SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Those fair value adjustments are to be included either in the determination of net income or as a component of other comprehensive income, depending on the nature of the transaction.

        On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

        Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates relate to quantity and quality of mineral reserves; asset retirement obligations; employee and retiree benefit liabilities; future cash flows associated with assets; useful lives for

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Summary of Significant Accounting Policies (Continued)

depreciation, depletion, and amortization; and fair value of financial instruments. Due to the prospective nature of these estimates, actual results could differ from those estimated.

Cumulative Effect of Accounting Change for Asset Retirement Obligations

        Effective January 1, 2003, Holdings initially adopted SFAS No. 143, Accounting for Asset Retirement Obligations, and accordingly changed its method of accounting for asset retirement obligations. The Company's asset retirement obligations consist principally of costs to reclaim acreage disturbed at surface operations and estimated costs to reclaim support acreage and perform other related functions at underground mines. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the tangible long-lived asset is incurred. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is incurred. The Company annually reviews its estimated future cash flows for its asset retirement obligations.

        Under its previous accounting method, the Company accrued the estimated future costs to reclaim the land as the acreage was disturbed at surface operations and the estimated costs to reclaim support acreage and to perform other related functions at underground mines ratably over the lives of the mines.

        As a result of the adoption of SFAS No. 143 on January 1, 2003, Holdings recognized a reduction in liabilities of $10,088; a decrease in mining properties and mineral rights, net of accumulated depletion, of $12,460 related to amounts recorded in previous asset purchase transactions from assumption of pre-acquisition reclamation liabilities; a decrease in net deferred tax liability of $891; and a cumulative effect of a change in accounting, net of tax of $1,481.

        The following table describes all changes to the Company's asset retirement obligation from January 1, 2003, the date of adoption, through December 31, 2003:

Asset retirement obligation, January 1, 2003	$98,834
Cumulative effect on liability from adoption of SFAS No. 143	(10,088)
Accretion expense	6,979
Liabilities incurred	2,940
Revisions in estimated cash flows	(6,129)
Payments	(3,993)

Asset retirement obligation, December 31, 2003	$88,543

        On a pro-forma basis, assuming the application of SFAS No. 143 in 2002, the asset retirement obligation at January 1, and December 31, 2002 would have been $86,919 and $88,746, respectively.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Summary of Significant Accounting Policies (Continued)

Reclassification

        Certain amounts for all periods presented have been reclassified to conform to the presentation for 2004.

3.    Impairment of Long-Lived Assets

        As a result of lower than expected gas production volumes and prices, the Company recorded an asset impairment charge of $7,042 in 2002 to reduce its investment in the Wyoming coal bed methane JOA to its estimated fair value of $280. In 2001, due to the rapidly deteriorating financial condition of LAXT, the Company recorded an asset impairment charge of $8,602 to write-off the carrying value of its 5% shareholding. Also in 2001, as a result of a new lease of RCP's Red Ash coal preparation plant to an unrelated party lessee, the Company recorded an impairment loss of $8,004 related to this coal preparation plant.

4.    Recoveries from Willow Creek Mine Fire Insurance and Phelps Dodge Corporation

Willow Creek Mine Fire Insurance Recovery

        On July 31, 2000, an underground fire occurred at RACC's Willow Creek mine. The fire was extinguished, however, the Company decided not to re-open the mine due to the projected insurance costs and other considerations relating to key customers. In May 2001, the Company collected a comprehensive settlement of its property damage and business interruption claims arising from this fire in the amount of $84,991. In accounting for this insurance settlement, the Company first recovered the book value of its net assets related to Willow Creek and fully provided for mine closure costs of $8,829. The remaining net insurance proceeds of $31,218 was recognized as other income in 2001.

        During July 2001, Mitsubishi directors proposed a sale of their 15% investment in Plateau Mining to the Company. Subsequent negotiations resulted in an agreement to purchase their investment for an amount reflecting Mitsubishi's 15% share of the undistributed insurance proceeds, reduced by amounts sufficient to cover future liabilities and income taxes. Mitsubishi retains a 15% interest in any recovery arising from an arbitration claim against Cyprus Minerals over a tax sharing agreement between Plateau Mining and Cyprus Minerals. In December 10, 2001, the Company repurchased Mitsubishi's interest for $11,475.

Tax Sharing Agreement Arbitration Award

        Holdings acquired 85% of Plateau Mining from Cyprus Minerals in 1999. Subsequent to this acquisition, a dispute arose between Plateau Mining and Cyprus Minerals over a tax sharing arrangement that existed between these two entities at the time of Holdings' acquisition. This dispute went to arbitration in 2002. In July 2002 Plateau Mining prevailed in its arbitration claim. Phelps Dodge, the current parent of Cyprus Minerals, paid Plateau Mining $46,963 in August 2002 representing the payment required by the tax sharing agreement. Subsequently, Plateau Mining paid Mitsubishi $7,045 representing their 15% share. The net amount to Plateau Mining of $39,918 was recorded as $31,055 of other income, $8,859 of interest income, and $4 as a credit to legal expense in

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

4.    Recoveries from Willow Creek Mine Fire Insurance and Phelps Dodge Corporation (Continued)

cost of sales. Phelps Dodge dropped its counterclaims to recover this award in settling the employee liability dispute described below.

Acquisition Related Employee Liabilities Litigation Settlement

        A dispute arose subsequent to the 1999 Cyprus Amax Coal acquisition with Phelps Dodge over material inaccuracies in the financial statements and supporting data and calculations relating to various employee liabilities. A claim was filed in 2000 to recover the additional liabilities not disclosed during the 1999 due diligence and resultant purchase of the Company. The Company and Phelps Dodge entered into a settlement agreement in February 2003, whereby the Company received $43,500 to fully settle the dispute.

5.    Inventories

        Inventories consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Coal	$16,995	$6,763	$8,863
Materials and supplies	18,389	18,238	18,230

	35,384	25,001	27,093
Less materials and supplies reserve for obsolescence	(7,248)	(7,753)	(7,929)

	$28,136	$17,248	$19,164

6.    Other Current Assets

        Other current assets consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Receivables from asset dispositions	$—	$8	$860
Prepaid royalties	4,207	5,052	3,631
Royalty claim arbitration award receivable	7,300	—	—
Prepaid longwall move expense	4,491	4,973	4,500
Prepaid SO2 emission allowances	4,391	374	262
Prepaid expenses	12,106	10,313	5,325
Other	5,123	4,297	4,966

	$37,618	$25,017	$19,544

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

7.    Property, Plant, Equipment and Leased Mineral Rights

        Property, plant, equipment and leased mineral rights consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Owned surface and coal lands
Owned surface lands	$21,963	$21,712	$15,770
Owned coal lands	330,534	321,571	321,884
Less accumulated depletion	42,913	53,487	57,987

	$309,584	$289,796	$279,667

Plant, equipment and mine development costs
Plant and equipment	$548,326	$615,684	$654,111
Mine development costs	75,020	86,061	89,792
Coal bed methane equipment and development costs	726	6,656	10,013

	624,072	708,401	753,916
Less accumulated depreciation and amortization:
Plant and equipment	205,933	261,441	292,692
Mine development costs	15,603	22,109	25,584
Coal bed methane equipment and development costs	405	954	1,347

	221,941	284,504	319,623

	$402,131	$423,897	$434,293

Leased Mineral Rights
Leased Mineral Rights	$414,842	$408,560	$408,337
Less accumulated depletion	38,569	50,016	56,454

	$376,273	$358,544	$351,883

        Leased Mineral Rights and owned coal lands are mainly a result of purchase price being allocated to the underlying purchased assets at the time of acquisition. These costs are charged to operations on a units-of-production basis over the production life of the coal acquired and the rights are assumed to have no residual value. These coal rights are a combination of leased coal mineral rights and minerals held through fee ownership. Amortization expense related to leased mineral rights amounted to $9,601, $10,589 and $11,317 for the years ended December 31, 2001, 2002 and 2003, respectively, and $5,351 and $6,438 for the six months ended June 30, 2003 and 2004, respectively. Amortization expense related to owned coal lands amounted to $13,320, $13,162 and $11,213 for the years ended December 31, 2001, 2002 and 2003, respectively, and $5,714 and $4,500 for the six months ended June 30, 2003 and 2004, respectively.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

7.    Property, Plant, Equipment and Leased Mineral Rights (Continued)

        Plant and equipment held under capital leases consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Plant and equipment	$6,690	$6,690	$6,690
Less accumulated amortization	3,687	4,741	5,264

	$3,003	$1,949	$1,426

        For the years ended December 31, 2001, 2002 and 2003, depreciation, depletion, and amortization expense included $1,053, $1,499 and $1,054, respectively, for depreciation of assets held under capital leases. For the six months ended June 30, 2003 and 2004, depreciation, depletion and amortization expense included $522 and $523, respectively, for depreciation of assets held under capital leases.

8.    Other Noncurrent Assets

        Other noncurrent assets consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Receivables from asset dispositions	$9,014	$7,628	$5,989
Prepaid major repairs	3,902	4,424	5,316
Prepaid black lung benefit cost	3,449	2,793	2,153
Advance mining royalties	2,818	2,941	2,821
Prepaid longwall development	—	1,484	1,633
Other	5,237	5,792	5,167

	$24,420	$25,062	$23,079

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

9.    Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Accrued state income taxes	$—	$—	$3,105
Wages and employee benefits	24,595	24,137	21,221
Pension benefits (Note 15)	21,400	26,300	20,150
Postretirement benefits other than pension (Note 15)	21,350	21,350	21,350
Interest	18,146	17,039	26,200
Royalties	7,797	7,519	8,027
Taxes other than income taxes	23,896	26,656	27,812
Asset retirement obligations (Note 23)	5,694	6,399	4,375
Workers' compensation	7,872	7,236	7,231
Long term incentive plan	—	—	6,861
Other	29,297	25,711	26,691

	$160,047	$162,347	$173,023

10.    Long-term Debt

        Long-term debt consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(Unaudited)
Deutsche Zentral Genossenschaftsbank AG $217,000 Tranche A Note	$189,000	$179,000	$—
Dresdner Bank Luxembourg S.A. $217,000 Tranche A Note	189,000	179,000	—
Kreditanstalt fur Wiederaufbau $217,000 Tranche B Note	189,000	179,000	179,000
Westdeutsche Landesbank Girozentrale ("West LB")	24,540	19,810	19,810
Deutsche Bank AG	24,540	19,810	19,810
RAG Immobilien AG	38,000	38,000	38,000
Other	226	162	138

	654,306	614,782	256,758
Less current portion	39,525	42,487	256,625

	$614,781	$572,295	$133

        Scheduled debt maturities are $20,465, $80,166, $13,007, $14,007, $14,008, and $114,972 for 2004, 2005, 2006, 2007, 2008, and thereafter, respectively.

        The two Tranche A Notes are floating rate loans bearing interest at six-month LIBOR plus an applicable margin and mature in various amounts through July 30, 2009. The Company has two interest rate swap agreements (see Note 13) whereby it will receive, on a notional amount equal to the

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

10.    Long-term Debt (Continued)

outstanding Tranche A balance, six-month LIBOR and pay 6.55% for the full term of the Tranche A Notes. Prior to February 29, 2004, these interest rate swaps were designated as hedges of the cash flows associated with the variable interest rates. On February 29, 2004, this interest rate hedge was undesignated and on April 27, 2004 was settled with a cash payment (see Note 13). The Tranche B note is a fixed rate loan bearing interest at 7.03% that matures in various amounts through July 30, 2009. The notes are secured by substantially all the shares of RACC. The Tranche A and B Notes are subject to various affirmative and negative covenants, including minimum equity, equity to assets, debt service coverage, and leverage ratio requirements. The leverage ratio calculation for 2003 permits the Company to pledge cash against the outstanding indebtedness in order to satisfy the covenant. At December 31, 2002 and 2003, $75,048 and $20,000 of cash was pledged for such purposes, respectively.

        In April 2004, two of the variable interest notes were extinguished using proceeds from the sale of the RAG Colorado Business Unit and cash previously reported as cash on deposit with parent and pledged cash. All debt covenants on the remaining notes were waived through December 31, 2004.

        The Company has term notes outstanding to both West LB and Deutsche Bank in equal amounts of $19,810 and $24,540 as of December 31, 2003 and 2002, respectively. The term notes bear interest at fixed rates of 7.22% and 7.57%, respectively, and are payable in total annual installments of $9,460, with a final balloon payment due September 30, 2005. Interest is paid semi-annually. The term notes are collateralized by a pledge of all of the shares of common stock of RCP. The term notes are subject to various affirmative and negative covenants which, among others, establish net worth, interest coverage and leverage ratio requirements.

        The Company has a note payable outstanding to RAG Immobilien, an affiliated company, for $38,000 at December 31, 2003 and 2002. The note bears interest at the fixed rate of 6.85%. Principal and accrued interest on the note are due September 30, 2005. As of December 31, 2002, December 31, 2003 and June 30, 2004, accrued interest payable related to this note to RAG Immobilien totaled $14,497, $18,093 and $20,004, respectively. For the years ended December 31, 2001, 2002 and 2003, the Company incurred interest expense of $3,694, $3,366 and $3,596, respectively, on this note. For the six months ended June 30, 2003 and 2004, the Company incurred interest expense of $1,768 and $1,911, respectively.

        The Company owns certain cash equivalents denominated in Euros. Converting these investments at the exchange rate in effect at December 31, 2001, 2002 and 2003 and the related interest earned during the years then ended at exchange rates in effect at the transaction dates resulted in foreign currency exchange gains (losses) of $(516), $55 and $67 for the years ended December 31, 2001, 2002 and 2003, respectively, which is included in other income.

        The Company has a $10,000 uncommitted line of credit. The credit line, which is used for operating requirements, has no outstanding borrowings at June 30, 2004.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

11.    Other Noncurrent Liabilities

        Other noncurrent liabilities consisted of the following:

	December 31
			June 30, 2004
	2002	2003
			(unaudited)
Postemployment benefits (Note 15)	$8,143	$7,677	$7,709
Pensions benefits (Note 15)	29,736	25,787	31,803
Postretirement benefits other than pension (Note 15)	239,493	262,508	273,611
Workers' compensation (Note 17)	16,532	17,938	17,818
Accrued interest payable to affiliate—RAG Immobilien (Note 10)	14,497	18,093	—
Minimum royalty obligations (Note 19)	7,682	4,404	2,686
Asset retirement obligations (Note 23)	93,140	82,144	84,936
Interest rate swap agreements (Note 13)	59,098	45,710	—
Long term incentive plan	965	4,859	—
Other	8,544	8,140	8,127

	$477,830	$477,260	$426,690

12.    Income Taxes

        Total income tax expense (benefit) consisted of the following for the years ended December 31:

	2001	2002	2003
Income tax expense (benefit) from operations	$3,927	$13,113	$(191)
Deferred expense (benefit) related to components of other comprehensive income	(15,000)	(7,187)	1,617
Tax benefit of cumulative effect of accounting changes	—	—	(2,171)

	$(11,073)	$5,926	$(745)

        Income tax expense from operations consisted of the following for the years ended December 31:

	2001	2002	2003
Current federal tax expense (benefit)	$730	$(230)	$—
Current state tax expense	503	246	1,100

	1,233	16	1,100
Deferred federal tax expense (benefit)	2,045	12,034	(1,108)
Deferred state tax expense (benefit)	649	1,063	(183)

	2,694	13,097	(1,291)

Total income tax expense (benefit)	$3,927	$13,113	$(191)

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

12.    Income Taxes (Continued)

        The following is a reconciliation between the amount determined by applying the U.S. federal income tax rate of 35% to income before income taxes and the actual income tax expense for the years ended December 31:

	2001	2002	2003
Federal statutory income tax	$7,018	$13,370	$9,035
Other increase (decrease):
State income tax, net of U. S. federal tax benefit	749	851	596
Excess percentage depletion	(2,782)	(2,013)	(10,243)
Expiration of net operating loss carryforwards	2,783	808	424
Change in valuation allowance	(2,451)	733	(424)
Payment to Mitsubishi—arbitration award	—	1,918	—
Difference in net operating loss carryforward utilization	—	(968)	—
Other	(1,390)	(1,586)	421

	$3,927	$13,113	$(191)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31:

	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$74,218	$88,036
Alternative minimum tax credit carryforward	3,815	3,370
Unrealized loss in LAXT investment	3,178	1,737
Leased equipment	2,468	2,158
Accrued payroll and benefits	4,738	4,879
Accrued postretirement benefits	96,404	104,886
Accrued pension cost	5,705	2,478
Accrued workers' compensation	9,242	9,631
Other deferred compensation	2,502	3,571
Accrued interest and debt discount	10,144	11,537
Accrued royalties	2,811	1,593
Accrued reclamation and mine closure	38,153	35,341
Minimum pension liability	13,341	16,671
Unrealized loss on interest rate swap	21,837	16,890
Other	7,921	9,723

Total gross deferred tax assets	296,477	312,501
Less valuation allowance	6,068	5,643

Deferred tax assets, net of valuation allowance	290,409	306,858

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

12.    Income Taxes (Continued)

	2002	2003
Deferred tax liabilities:
Plant and equipment, principally due to capitalization, depletion and depreciation differences	$(51,805)	$(63,098)
Coal reserves—leased and owned	(222,640)	(212,711)
Prepaid longwall move expense	(2,383)	(2,849)
Mine development	(3,972)	(4,970)
Asset retirement obligations	—	(1,649)
Prepaid black lung benefit cost	(1,274)	(1,032)
Arbitration award	(13,500)	(29,573)
Other	(1,118)	(1,377)

Total gross deferred tax liabilities	(296,692)	(317,259)

Net deferred tax liability	$(6,283)	$(10,401)

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management has established a valuation allowance of $5,643 and $6,068 at December 31, 2003 and 2002, respectively. During 2003, the Company decreased its valuation allowance by $425.

        As of December 31, 2003, the Company has $235,994 of unused net operating loss carryforwards available for U.S. federal income tax purposes, which expire through 2023.

        As of December 31, 2003, alternative minimum tax net operating loss carryforwards for Federal income tax purposes of $67,363 are available to offset alternative minimum taxable income in the future.

        State franchise tax expense for the years ended December 31, 2001, 2002 and 2003 was $1,487, $808 and $1,533, respectively. State franchise tax expense for the three months ended June 30, 2003 and 2004 was $850 and $612, respectively. State franchise taxes are included in cost of coal sales in the combined statements of operations.

        The income tax provision (benefit) from continuing operations for the six months ended June 30, 2003 and 2004 differs from the amount computed by applying the United States statutory rate of 35 percent to income (loss) from continuing operations before income taxes due to excess percentage tax depletion deductions and valuation allowances placed on certain deferred tax assets generated by net operating loss carryforwards.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

13.    Derivative Instruments and Hedging Activities

        The Company's initial objective for holding or issuing derivative instruments is to mitigate its exposure to interest rate risk. The Company's strategy for minimizing interest rate exposure on variable rate debt is to lock into fixed rates of interest with pay-fixed, receive-variable interest rate swaps.

        The Company entered into an interest rate swap agreement effective June 20, 1999 to manage its exposure to fluctuations in interest rates relating to its outstanding variable rate debt. The contract's notional amount was $434,000 at inception, and declines semi-annually over the life of the contract in proportion to the Company's outstanding balance on its related debt. Under the terms of the contract, the Company will pay a fixed rate of 6.55% and receive six-month LIBOR which resets every 180 days. The contract matures on July 30, 2009. The interest rate swap agreement was designated as a cash flow hedge, and was designed to be entirely effective by matching the terms of the swap agreement with the debt. The base rate for both the debt and the swap is LIBOR and the instruments have the same renewal dates over the lives of the instruments.

        As of December 31, 2003, the fair value of this cash flow hedge was $45,710 and was recorded as a noncurrent liability and the offsetting unrealized loss of $28,820, net of tax benefit, as of December 31, 2003, was recorded in accumulated other comprehensive income. The hedge continued to be fully effective in accordance with SFAS No. 133 until February 29, 2004.

        By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. In connection with the definitive Stock Purchase Agreement for the sale of the RAG Colorado Business Unit entered into on February 29, 2004, the Company notified the holders of the variable rate notes of their intention to repay the notes. At this time, the interest rate swaps no longer qualified for hedge accounting treatment and in April 2004, the Company settled the interest rate swaps. The total pre-tax charge related to settlement of the interest rate swaps was $48,854. Between February 29, 2004 and April 27, 2004, mark-to-market gains on the interest rate swaps were $5,804 and was included in other income.

        The Company uses short and long-term contracts to buy and sell coal. These contracts generally have fixed pricing and do not provide for net settlement and therefore are not considered derivative financial instruments.

        The Company does not hold or issue derivative financial instruments for speculative purposes.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

14.    Fair Value of Financial Instruments

        The estimated fair values of financial instruments under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions are used to estimate the fair value of each class of financial instrument.

        Cash and cash equivalents, cash on deposit with Parent, cash pledged, trade accounts receivables, trade accounts payable, accrued expenses and other current liabilities:    The carrying amounts approximate fair value because of the short maturity of these instruments.

        Prepaid SO2 allowances:    SO2 allowances are purchased by the Company to satisfy coal sales contractual obligations. The fair value is estimated based on current market prices as of December 31, 2002 and 2003.

        Long-term receivables:    The fair value is estimated based on expected future cash flows discounted at 6% in 2002 and 4% in 2003. The fair value is estimated based on the credit risk associated with the debtors.

        Long-term debt:    The fair value of long-term debt is estimated based on a current market rate of interest offered to the Company for debt of similar maturities.

        The estimated fair values of financial instruments at December 31 are as follows:

	2002		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Prepaid SO2 allowances	$4,391	$3,103	$374	$433
Long-term receivables	9,962	9,170	8,768	7,631
Long-term debt	654,306	701,768	614,782	685,875

15.    Employee Benefit Plans

Retirement Plans

        The Company and certain of its subsidiaries sponsor two defined benefit pension plans which cover substantially all of the salaried and nonunion represented hourly employees of Holdings and RACC. Benefits are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company.

        Annual funding contributions to the plans are made as determined by consulting actuaries based upon the Employee Retirement Income Security Act of 1974 (ERISA) minimum funding standards. Plan assets consist of cash and cash equivalents, equity and fixed income securities, real estate mutual funds, private equity participations and participation in a hedge fund of funds.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

        The components of net periodic benefit cost of the plans are as follows:

	December 31			Six months ended June 30
	2001	2002	2003	2003	2004
				(unaudited)
Service cost	$3,444	$3,747	$4,834	$2,256	$2,709
Interest cost	9,039	9,810	10,646	4,969	5,513
Expected return on plan assets	(10,170)	(7,947)	(7,338)	(3,425)	(4,764)
Amortization of:
Prior service cost	—	1	30	14	20
Actuarial losses	(249)	1,253	3,505	1,636	1,950

	2,064	6,864	11,677	5,450	5,428

Less: amounts allocated to discontinued operations	206	1,060	1,890	885	569

Total from continuing operations	$1,858	$5,804	$9,787	$4,565	$4,859

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans

        The following tables set forth the plans' benefit obligations, fair value of plan assets and funded status as of:

	December 31
	2002	2003
Change in benefit obligation:
Net benefit obligation at the beginning of the year	$131,659	$147,782
Service cost	3,747	4,834
Interest cost	9,810	10,646
Plan amendment	—	303
Actuarial loss	7,396	16,122
Benefits paid	(4,830)	(6,334)

Net benefit obligation at the end of the year	147,782	173,353
Change in plan assets:
Fair value of plan assets at beginning of year	90,030	84,024
Actual return on plan assets	(10,152)	11,294
Employer contributions	8,976	20,000
Benefits paid	(4,830)	(6,334)

Fair value of plan assets at end of year	84,024	108,984
Funded status	(63,758)	(64,369)
Unrecognized net actuarial loss	48,844	57,504
Unrecognized prior service cost	13	287

Accrued benefit cost	$(14,901)	$(6,578)

        Amounts recognized in the consolidated balance sheets consisted of the following as of:

	December 31
	2002	2003
Accrued benefit liability	$(51,136)	$(52,087)
Intangible asset	130	391
Additional minimum pension liability included in accumulated other comprehensive loss	36,105	45,118

Net amount recognized	$(14,901)	$(6,578)

        Employer contributions payable to the plans at December 31, 2002 and 2003 of $21,400 and $26,300, respectively, are included in accrued expenses and other current liabilities.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

        The following table presents information applicable to plans with accumulated benefit obligations in excess of plan assets as of:

	December 31
	2002	2003
Projected benefit obligation	$147,782	$173,353
Accumulated benefit obligation	134,600	161,100
Fair value of plan assets	84,024	108,984

        The provisions of SFAS No. 87 require the recognition of an additional minimum pension liability and related intangible asset to the extent that the accumulated benefit obligation exceeds plan assets. As of December 31, 2002 and 2003, the Company has recorded $36,105 and $45,118, respectively, to reflect the minimum pension liability. The current portion of the Company's pension liability, representing employer contributions payable to the plans, reflected in accrued expenses and other current liabilities at December 31, 2002 and 2003 was $21,400 and $26,300, respectively. The noncurrent portion of the Company's pension liability as reflected in other noncurrent liabilities at December 31, 2002 and 2003 was $29,736 and $25,787, respectively.

        The weighted-average actuarial assumptions used in determining the benefit obligations at the end of each year were as follows:

	December 31
	2001	2002	2003
Discount rate	7.25%	7.00%	6.25%
Rate of increase in future compensation	4.50%	4.50%	4.00%
Measurement date	September 30, 2001	September 30, 2002	September 30, 2003

        The weighted-average actuarial assumptions used to determine net periodic benefit cost for each year were as follows:

	Year ended December 31
	2001	2002	2003
Discount rate	7.50%	7.25%	7.00%
Rate of increase in future compensation	4.50%	4.50%	4.50%
Expected long-term return on plan assets	9.00%	9.00%	9.00%
Measurement date	September 30, 2000	September 30, 2001	September 30, 2002

        The expected long-term return on plan assets is established at the beginning of each year by the Company's Benefits Committee in consultation with the plans' actuaries and outside investment advisor. This rate is determined by taking into consideration the plans' target asset allocation, expected long-term rates of return on each major asset class by reference to long-term historic ranges, inflation assumptions and the expected additional value from active management of the plans' assets. For the

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

determination of net periodic benefit cost in 2004, the Company will utilize an expected long-term return on plan assets of 8.50%.

        Assets of the two plans are commingled in the RAG American Coal Defined Benefit Plans Master Trust and are invested in accordance with investment guidelines that have been established by the Company's Benefits Committee in consultation with the Master Trust's outside investment advisor. As reported at December 31, 2003 and 2002, the plans' actual asset allocation and the target allocation for 2004 are as follows:

Asset Category	Percentage of Plan Assets 2002	Percentage of Plan Assets 2003	Target Allocation Percentages 2004
Cash and cash equivalents	2.2%	0.5%	—%
Equity funds	61.1	55.6	55.0
Fixed income funds	30.7	22.9	22.0
Private equity	2.1	2.2	5.0
Absolute return funds	—	8.3	8.0
Real estate mutual funds	3.9	10.5	10.0

Total	100.0%	100.0%	100.0%

        The asset allocation targets have been set with the expectation that the plans' assets will fund the plans' expected liabilities within an appropriate level of risk. In determining the appropriate target asset allocations the Benefits Committee has relied in part upon an Asset/Liability Study performed by the Master Trust's outside investment advisor. This Study considers the demographics of the plans participants, the funding status of each plan, the Company's contribution philosophy, the Company's business and financial profile and other associated risk factors. The plans' assets are periodically rebalanced among the major asset categories to maintain the asset allocation within a range of approximately plus or minus 5% of the target allocation.

        The Company expects to contribute approximately $16,200 to its defined benefit retirement plans in 2004. During the six months ended June 30, 2004, approximately $6,200 of this amount was paid to the defined benefit retirement plans.

        Substantially all the RACC employees not covered under the defined benefit pension plans administered by the Company are covered under multi-employer defined benefit pension plans administered by the United Mine Workers of America (UMWA). Company contributions to these multi-employer plans and other contractual payments under the UMWA wage agreement, which are expensed when paid, are based primarily on hours worked and amounted to $318, $333 and $1,139 for the years ended December 31, 2001, 2002 and 2003, respectively.

        The Company and certain of its subsidiaries maintain several defined contribution and profit sharing plans that cover substantially all of its employees. Generally, under the terms of the plans, employees make voluntary contributions through payroll deductions and the Company makes matching and/or discretionary contributions, as defined by each plan. The Company's expense related to these

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

plans was $3,359, $4,764 and $4,120 for the years ended December 31, 2001, 2002 and 2003, respectively.

Postretirement Health Care and Life Insurance Benefits

        The Company sponsors plans that provide postretirement medical and life insurance benefits to substantially all employees of Holdings and RACC. The medical plans provide benefits for most employees who reach normal, or in certain cases, early retirement age while employed by the Company. The postretirement medical plans for salaried and nonunion represented hourly employees are contributory, with annual adjustments to retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan covering union employees is established by collective bargaining and is noncontributory.

        In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was enacted in the United States (the Act). The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of postretirement medical benefit plans such as the Company's plan as long as the provided benefits are actuarially equivalent to Medicare Part D. As of June 30, 2004, as permitted by FASB Staff Position (FSP) No. FAS 106-1, the Company has deferred accounting for the effects of the Act in the measurement of its accumulated postretirement benefit obligation and the effect of the offset to net periodic postretirement benefit costs. Specific guidance with respect to accounting for the effects of the Act was recently issued in FSP No. FAS 106-2. The impacts of the law change and the application of FSP No. FAS 106-2 are currently being evaluated by the Company. Thus, the disclosures in these consolidated financial statements or accompanying notes do not reflect the effects of the Act on the Company's postretirement medical plans.

        The components of net periodic benefit cost of the plans are as follows:

	Year ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
				(unaudited)
Service cost	$3,434	$4,415	$5,200	$2,494	$3,450
Interest cost	22,604	24,890	27,863	13,360	15,000
Amortization of:
Prior service cost	730	730	730	350	300
Actuarial losses	2,463	4,639	7,915	3,796	6,614

	29,231	34,674	41,708	20,000	25,364
Less: amounts allocated to discontinued operations	716	779	972	451	324

Total from continuing operations	$28,515	$33,895	$40,736	$19,549	$25,040

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

        The following tables set forth the plans' benefit obligations, fair value of plan assets and funded status as of:

	December 31
	2002	2003
Change in benefit obligation:
Net benefit obligation at the beginning of the year	$324,228	$376,049
Service cost	4,415	5,200
Interest cost	24,890	27,863
Plan amendment	—	—
Actuarial loss	42,649	77,757
Benefits paid	(20,133)	(20,022)

Net benefit obligation at the end of the year	$376,049	$466,847

	December 31
	2002	2003
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contributions	20,133	20,022
Benefits paid	(20,133)	(20,022)

Fair value of plan assets at end of year	—	—
Funded status	(376,049)	(466,847)
Unrecognized net actuarial loss	108,316	176,829
Unrecognized prior service cost	6,890	6,160

Accrued postretirement benefit obligation	(260,843)	(283,858)
Less: current portion	21,350	21,350

Noncurrent obligation	$(239,493)	$(262,508)

        The weighted-average assumptions used to determine the benefit obligation as of the end of each year were as follows:

	December 31
	2001	2002	2003
Discount rate	7.25%	7.00%	6.25%
Rate of increase in future compensation	4.50%	4.50%	4.00%
Measurement date	September 30, 2001	September 30, 2002	September 30, 2003

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

        The weighted-average assumptions used to determine net periodic benefit cost were as follows:

	Year ended December 31
	2001	2002	2003
Discount rate	7.50%	7.25%	7.00%
Rate of increase in future compensation	4.50%	4.50%	4.50%
Expected long-term return on plan assets	N/A	N/A	N/A
Measurement date	September 30, 2000	September 30, 2001	September 30, 2002

        The following presents information about the weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate):

	Year ended December 31
	2001	2002	2003
Health care cost trend rate assumed for the next year	4.75%	5.50%	5.75%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	4.75%	4.75%	4.75%
Year that the rate reaches the ultimate trend rate	2002	2005	2008

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects as of and for the year ended December 31, 2003:

	One- Percentage- Point Increase	One- Percentage- Point Decrease
Effect on total service and interest cost components	$4,831	$(3,940)
Effect on postretirement benefit obligation	62,434	(51,179)

        The Company's postretirement medical and life insurance plans are unfunded. The Company expects to pay $21,350 in postretirement medical and life insurance benefits during 2004. During the six months ended June 30, 2004, $10,000 of this amount was paid.

        The Coal Industry Retiree Health Benefit Act of 1992 (Coal Act) provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers). The Company treats its obligations under the Coal Act as participation in a multi-employer plan and recognizes the expense as premiums are paid. Expense relative to premiums paid for the years ended December 31, 2001, 2002 and 2003 was $202, $533 and $648, respectively. As required under the Coal Act the Company's obligation to pay retiree medical benefits to its UMWA retirees is secured by letters of credit in the amount of $22,112 as of December 31, 2003.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Employee Benefit Plans (Continued)

Other Employee Benefit Plans

        The Company has a number of postemployment plans covering severance, disability income and continuation of health care and life insurance benefits for disabled employees of Holdings and RACC. At December 31, 2002 and 2003, the accumulated postemployment benefit liability for these plans consisted of a current amount of $2,237 and $1,675, respectively, included in accrued expenses and other current liabilities (wages and employee benefits) and a noncurrent amount of $6,347 and $5,409, respectively, included in other noncurrent liabilities.

        The Company provides health care coverage for all of its employees under a number of plans. The Company is self-insured for the cost of these benefits. During the years ended December 31, 2001, 2002 and 2003, total claims expense of $19,500, $20,355 and $27,772, respectively, was incurred, which represents the claims processed and an estimate for claims incurred but not reported.

16.    Pneumoconiosis (Black Lung) Expense and Trust

        The Company is self-insured with respect to black lung medical and disability benefits to its employees and their dependants under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various state workers' compensation statutes. The Company pays black lung benefits through the tax-exempt RAG American Coal Holding, Inc. Black Lung Benefits Trust (Trust). Assets of the Trust are invested solely in U.S. Treasury Notes and Bonds.

        The present value of accumulated black lung obligations is calculated annually by an independent actuary. This calculation is based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and interest rates. These assumptions are derived from Company experience and credible outside sources.

        Black lung expense is calculated using the service cost methodology of SFAS No. 106. Actuarial gains and losses and prior service costs are amortized over the remaining service lives of the active miners. The discount rate used to calculate the present value of accumulated benefits at December 31, 2002 is 6.25%. The assumed annual investment rate of return on the Trust assets is 6.00%. Benefits are assumed to increase at an annual rate of 3.50%.

        The Company adopted the service cost method of accounting effective January 1, 2002. In previous years, the Company recognized an asset for the excess of fund assets over the present value of expected black lung benefits and expense related to black lung obligations. The pretax cumulative effect resulting from this change to a preferable accounting method is treated as a transition asset and is being amortized over the remaining service lives of the active miners.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

16.    Pneumoconiosis (Black Lung) Expense and Trust (Continued)

        The annual actuarial measurement date of the plan is September 30. The following tables present the accumulated black lung benefit obligations, fair value of plan assets and funded status at December 31:

	2002	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$15,707	$19,315
Service cost	314	401
Interest cost	1,115	1,306
Additional locations becoming self-insured	—	1,247
Settlement of certain West Virginia State obligations	—	(841)
Actuarial loss	3,478	1,766
Benefits paid	(1,299)	(2,144)

Benefit obligation at end of year	19,315	21,050
Change in plan assets:
Fair value of plan assets at beginning of year	21,823	20,957
Actual return on plan assets	1,391	287
Payment to settle certain West Virginia State obligations	—	(1,600)
Benefits and other payments	(2,257)	(2,445)

Fair value of plan assets at end of year	20,957	17,199
Funded status	1,642	(3,851)
Unrecognized transition asset	(2,509)	(2,034)
Unrecognized prior service cost	149	1,382
Unrecognized net actuarial loss	4,167	7,296

Prepaid benefit cost	$3,449	$2,793

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

16.    Pneumoconiosis (Black Lung) Expense and Trust (Continued)

        The components of net periodic benefit expense (credit) are as follows:

	Year ended December 31		Six months ended June 30
	2002	2003	2003	2004
			(unaudited)
Service cost	$314	$401	$248	$265
Interest cost	1,115	1,306	810	644
Expected return on plan assets	(1,271)	(1,194)	(741)	(487)
Amortization of:
Transition asset	(275)	(275)	(171)	(138)
Prior service cost	—	14	9	68
Net actuarial losses	—	212	131	296
Settlement of certain state obligations	—	192	—	—

Net periodic (benefit) expense	(117)	656	286	648
Less: amounts allocated to discontinued operations	—	28	13	14

Total from continuing operations	$(117)	$628	$273	$634

        A reconciliation of the change in unrecognized net actuarial loss for the year ended December 31, 2003 is as follows:

Balance, January 1, 2003	$4,167
Actuarial loss	2,525
Difference in actual and expected return on assets	907
Difference in actual and expected benefits payments	300
Amortization in net periodic service cost	(212)
Charge-off due to settlement	(392)

Balance, December 31, 2003	$7,295

17.    Workers' Compensation Benefits

        The Company is largely self-insured for workers' compensation claims. The liability for workers' compensation claims is an actuarially determined estimate of the ultimate losses to be incurred on such claims based on the Company's experience, and includes a provision for incurred but not reported losses. Adjustments to the probable ultimate liability are made annually based on subsequent developments and experience and are included in operations as they are determined. These obligations are secured by letters of credit in the amount of $45,265 and surety bonds in the amount of $2,000.

        The liability for self-insured workers' compensation benefits at December 31, 2002 and 2003 and at June 30, 2004 was $24,404, $25,174 and $25,049, respectively, including a current portion of $7,872, $7,236 and $7,231, respectively, which is included in accrued expenses and other current liabilities (wages and employee benefits). Workers' compensation expense for the years ended December 31, 2001, 2002 and 2003 was $14,579, $5,727 and $12,157, respectively, and is included in cost of sales in

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

17.    Workers' Compensation Benefits (Continued)

the consolidated statements of operations. Workers' compensation expense for the six months ended June 30, 2003 and 2004 was $5,353 and $6,318, respectively. 2002 workers' compensation expense includes $2,906 that represents the incurred but not reported actuarial estimate resulting from going self-insured at certain subsidiaries of RCP during 2002. In 2002, the Company entered into a settlement with the State of West Virginia for the existing self-insured workers' compensation liabilities at its closed Maple Meadow mine, resulting in a pretax gain from an accrual reversal of $5,595 which was recorded as an offset to workers' compensation expense.

18.    Related Party Transactions

        The Company purchases longwall mining equipment for its underground mines, along with related repair parts and services, from DBT America, Inc. which is also a wholly owned subsidiary of the Parent of Holdings. Such purchases are made on a competitive basis and management believes the transactions were concluded on similar terms to those prevailing among unaffiliated parties. During the years ended December 31, 2001, 2002 and 2003, purchases from DBT America, Inc. totaled $12,029, $44,043 and $20,268, respectively, including capital equipment purchases of $6,080, $36,437 and $15,070. At December 31, 2002 and 2003, the Company owed DBT America, Inc. $4,576 and $932, respectively, which amount is included in trade accounts payable and accrued expenses and other current liabilities. During 2003 the Company sold DBT America, Inc. $741 of used equipment and parts and had a receivable due from DBT America, Inc. of $2 at December 31, 2003.

        CoalARBED International Trading (a general partnership), RAG Trading Americas Corporation and RAG Verkauf are related to the Company through indirect common ownership. Coal sales to these affiliates totaled $18,193, $16,028 and $17,024 for the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2002 and 2003, the Company had trade receivables of $2,507 and $1,046 due from these affiliates.

        RCP collected $345, $355 and $472 in 2001, 2002 and 2003, respectively, from RAG Coal International AG pursuant to an agreement to reimburse premiums paid to the UMWA Combined Benefit Fund.

        RCP premiums to the UMWA Combined Benefit Fund are being reimbursed by RAG Coal International AG. Under this agreement, RCP will be reimbursed for future premiums of approximately $200.

19.    Lease and Mineral Royalty Obligations

        The Company leases mineral interests and various other types of mining assets, including a shovel, mining equipment, offices, and computer equipment. Certain of the Company's mineral leases require minimum annual royalty payments, whereas others require royalty payments only at the time of production or shipment. A substantial amount of the coal mined by the Company is produced from reserves leased from the owner of the coal. The Company also leases certain office facilities under various operating lease agreements that expire through 2010 and have various renewal options.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

19.    Lease and Mineral Royalty Obligations (Continued)

        Accrued minimum royalties that are not recoverable from future coal production consisted of the following at December 31:

	2002	2003
Minimum future royalties	$13,000	$9,000
Less imputed interest at 7.00%	1,395	691

Present value of future payments	11,605	8,309
Less current portion (included in accrued expenses and other current liabilities)	4,000	4,000

	$7,605	$4,309

        Minimum future rental commitments and royalties under noncancelable leases are set forth in the table below:

Year ended December 31	Operating Leases	Mineral Royalties	Capital Leases
2004	$7,236	$4,000	$961
2005	6,461	4,000	929
2006	8,424	1,000	—
2007	2,408	—	—
2008	1,989	—	—
Thereafter	6,089	—	—

Total payments	$32,607	$9,000	1,890

Less imputed interest at 7.00%			210

Present value of lease payments			1,680
Less current portion of capital lease obligations			821

Capital lease obligations, excluding current portion			$859

        Rentals and mineral royalties charged to cost of coal sales were as follows:

	Year ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
	(unaudited)			(unaudited)
Rental expense	$17,391	$16,784	$12,962	$7,304	$5,719
Mineral royalties	35,328	44,327	50,876	25,812	25,161

RAG American Coal Holding, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

20.    Other Revenues

        Other revenues and income consisted of the following:

	Year ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
				(unaudited)
Other revenues:
Coal sales contract settlements	$1,959	$(501)	$235	$—	$(4,075)
Royalty income	6,535	3,311	4,409	1,653	1,506
Synfuel fees	—	281	1,520	758	2,012
Transloading and plant processing fees	3,138	1,591	1,804	658	759
Gains on disposition of assets and subsidiaries	2,822	3,384	4,761	1,254	683
Gains from settlement of asset retirement obligations	—	—	1,374	—	—
Reversal of minimum royalty obligation	11,520	—	—	—	—
Other	6,757	4,950	4,259	2,328	3,544

Total other revenues	$32,731	$13,016	$18,362	$6,651	$4,429

21.    Assets Held For Sale

        The Company owns seven locations that were closed in prior years due to geologic conditions or depletion of economic reserves. All these locations are currently in final reclamation at varying stages. Management has determined that these locations meet the held for sale criteria in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Carrying values, which have been adjusted to fair value less costs to sell, include amounts for land and equipment of $4,678, $3,964 and $882 as of December 31, 2002, 2003, and June 30, 2004, respectively. Timing of the sales for this land and equipment will depend on completion of reclamation and subsequent regulatory release and real estate and used equipment markets. These amounts are included in property, plant and equipment, net.

22.    Concentration or Credit Risk and Major Customers

        The Company markets its coal principally to electric utilities in the United States. As of December 31, 2002 and 2003, trade accounts receivable from electric utilities totaled approximately $63,575 and $48,040, respectively. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit losses are provided for in the consolidated financial statements and historically have been minimal. The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. The prices for some multiyear contracts are adjusted based on economic indices or the contract may include year-to-year specified price changes. Quantities sold under some contracts may vary from year to year within certain limits at the option of the customer. For the years ended December 31, 2001, 2002 and 2003, the Company's 10 largest customers accounted for 51%, 51% and 54% of total coal sales, respectively. The largest customer accounted for approximately 11% in 2003 and 10% in 2001 and 2002.

23.    Contingencies and Commitments

Asset Retirement Obligations (formerly Reclamation and Mine Closure)

        At December 31, 2002 and 2003 and at June 30, 2004, the Company's accruals for reclamation and mine closure totaled $98,834, $88,543 and $89,311, respectively. The portion of the costs expected to be

RAG American Coal Holding, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

23.    Contingencies and Commitments (Continued)

incurred within a year of $6,399 and $5,694 at December 31, 2002 and 2003, respectively, is included in accrued expenses and other current liabilities. At December 31, 2002 and 2003, these regulatory obligations are secured by surety bonds in the amount of $245,876 and $215,919, respectively. These surety bonds are partially collateralized by letters of credit issued by RAG Coal International AG.

Guarantees

        Cyprus Minerals remains a guarantor or lessee with regard to the following obligations included in the consolidated financial statements of the Company:

      Future minimum royalties payable to American Electric Power
      Capitalized equipment lease with General Foods Credit Corporation

        Under the terms of the Stock Purchase Agreement, dated May 12, 1999 between RAG Coal International AG and Cyprus Amax Mineral Company, the Company guaranteed its performance under these obligations by issuing performance and guarantee bonds in the amount of $3,423 to secure the remaining scheduled lease payments to General Foods Credit Corporation, and by issuing an irrevocable letter of credit in the amount of $14,000 to secure the note and minimum royalty payments due to American Electric Power. The amount of this letter of credit is reduced as the Company makes the scheduled payments.

        Neweagle Industries, Inc. is a subsidiary of RAG American Coal Holding, Inc. Starting in early 2001, Neweagle Industries, Inc. (Neweagle) supplied and sold coal to Arch Coal Sales Company, Inc. (Arch Sales) pursuant to a Conditional Coal Supply Agreement dated October 1, 1996 (CCSA). This coal was in turn resold by Arch Sales under a separate and distinct Coal Sales Agreement dated October 1, 1989 with Cogentrix of Rocky Mount, Inc. (Cogentrix) as the buyer (Rocky Mount Contract). Neweagle has no direct contractual relationship with Cogentrix. Cogentrix paid Arch Sales under the Rocky Mount Contract, then Arch paid Neweagle under the terms of the CCSA. As per the terms of the CCSA, Arch paid Neweagle for coal supplied under the CCSA at a price of $1.00 per ton less than the price Cogentrix paid Arch Sales under the Rocky Mount Contract. Pursuant to other agreement(s), Neweagle believes that the $1.00 per ton deduction in price taken by Arch would continue for the term of the CCSA and for so long as Neweagle was supplying coal thereunder, unless and until such time as the Rocky Mount Contract was assigned to Neweagle Industries, Inc. and/or Arch Sales and its affiliates no longer had any liability thereunder. On March 23, 2003, RAG conditionally issued to Arch Sales a Guaranty and Indemnity (Guaranty) of Neweagle's performance under the CCSA, and also agreed to indemnify Arch Sales and its affiliates and other parties for any liability related to the Rocky Mount Contract. RAG believes this Guaranty was issued with the condition that Arch agree to no longer withhold the $1.00 per ton from amounts due Neweagle under the CCSA. Arch refused this offer and continued withholding the $1.00 per ton. Due to unrelated events which Neweagle believes constituted a material breach of and event of default under the CCSA, Neweagle has terminated the CCSA effective October 4, 2003. Arch contests the validity of the termination. Arch still has obligations to ship coal under the Rocky Mount Contract. To the extent it does not so perform and claims are made against Arch or other entities, they may claim the Guaranty from RAG is valid. In addition, they may further contend that the Guaranty provides a basis for relief against RAG for Neweagle's alleged breach of its obligations as described above.

        Neweagle Industries, Inc., Neweagle Coal Sales Corp., Laurel Creek Co., Inc. and Rockspring Development, Inc. (Sellers) are subsidiaries of RAG American Coal Holding, Inc. The Sellers sell coal

RAG American Coal Holding, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

23.    Contingencies and Commitments (Continued)

to Birchwood Power Partners, L.P. (Birchwood) under a Coal Supply Agreement dated July 22, 1993 (Birchwood Contract). Laurel Creek Co., Inc. and Rockspring Development, Inc. were parties to the Birchwood Contract since its inception, at which time those entities were not affiliated with Neweagle Industries, Inc., Neweagle Coal Sales Corp., or RAG. Effective January 31, 1994, the Birchwood Contract was assigned to Neweagle Industries, Inc. and Neweagle Coal Sales Corp. by AgipCoal Holding USA, Inc. and AgipCoal Sales USA, Inc., which at the time were affiliates of Arch Coal, Inc. Despite this assignment, Arch Coal, Inc. (Arch) and its affiliates have separate contractual obligations to provide coal to Birchwood if Sellers fail to perform. Pursuant to an Agreement and Release dated September 30, 1997, RAG agreed to defend, indemnify, and hold harmless Arch and its subsidiaries from and against any claims arising out of any failure of Sellers to perform under the Birchwood Contract.

        In the normal course of business, the Company is a party to guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, performance or surety bonds and other guarantees and indemnities, which are not reflected in the accompanying consolidated balance sheets. Such financial instruments are valued based on the amount of exposure under the instrument and likelihood of performance being required. In the Company's past experience, no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments and, therefore, is of the opinion that their fair value is zero.

Sales Commitments

        A subsidiary of the Company has a contract to sell coal to a merchant power plant that it historically has supplied by purchasing coal from independent producers. The sales contract extends through 2019, with quarterly index price adjustments and market price re-openers every three years. Starting in 2000, as a result of significant increases in coal prices and a below-market contract price until a mid-2002 price re-opener, the Company's purchased coal cost was expected to exceed its contract price resulting in losses. An initial loss provision of $3,300 was recognized in 2000. Additional loss provisions of $1,362 and $1,500 were recorded in 2001 and 2002, respectively. At December 31, 2002, the accrued losses on this contract were $92. This amount was recorded in accrued expenses and other current liabilities.

        During 2003, the Company recorded net losses of $1,228 associated with this contract. Beginning in 2004 the Company expects to satisfy this contract primarily from its own production and does not expect to incur future losses.

Contingencies

        In years prior to 2003, the United States District Court for the Southern District of Kentucky issued two rulings unfavorable to the coal industry dealing with placement of mined materials in streams that effectively banned the issuance of future permits to conduct surface mining in West Virginia and East Kentucky. The first decision, issued in October 1999, was appealed to the United States Court of Appeals for the Fourth Circuit which decided that such a suit could not be brought in federal court. An appeal to the U.S. Supreme Court was denied certiorari in January 2002. The second District Court decision in May 2002 was also appealed to United States Court of Appeals for the Fourth Circuit. In January 2003, the Fourth Circuit vacated the District Court injunction against

RAG American Coal Holding, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

23.    Contingencies and Commitments (Continued)

issuance of Corps of Engineers Section 404 permits and struck down the District Court's other rulings from May 2002.

        Judicial and legislative efforts by environmental activists to prohibit or severely limit placement of mined materials in streams are likely to continue.

        In November 2002, Horizon NR, LLL (Horizon) filed a petition in bankruptcy seeking a reorganization. Due to certain contractual relationships with Horizon, the outcome of this proceeding has potential implications for the Company. Under a Stock Purchase and Sale agreement (the SPA) dated May 28, 1998, Horizon is obligated to indemnify the Company for claims against the Company arising out of the business of entities that the Company sold to Horizon. Horizon has substantially honored such obligations through June 30, 2004, but it is possible that Horizon could reject the SPA in bankruptcy and refuse to indemnify the Company in the future. In one such case, Santee Cooper sought a ruling on the enforceability of an alleged guarantee by the Company of future obligations under a coal contract under which a subsidiary of Horizon is the seller. Horizon is to indemnify the Company for any claim based on this alleged guaranty. In July, 2004, the Company reached what it believes is an enforceable agreement with Santee Cooper in which they have agreed to relinquish any claims based on the alleged guarantee of the Horizon subsidiary's future obligations. Santee Cooper and the Company have agreed to stay all pending litigation awaiting completion of the settlement agreement (see Note 28). Additionally, one of the Company's subsidiaries is the grantee under royalty deeds covering certain properties owned by some of the Horizon debtors. Under these royalty deeds the Company is to be paid monthly royalties on the production and sale of coal (and components of coal including coal bed methane gas) underlying this real property. The debtors in the bankruptcy proceeding may attempt to have some or all of this realty conveyed free and clear of such royalty interests. The current plan of reorganization proposed by Horizon's debtors does not attempt to eliminate these royalty interests, but that could change as the process continues. Finally, if Horizon does not reorganize and is liquidated, the Company could become liable as a "related person" under the Coal Industry Retiree Health Benefit Act of 1992 for approximately $2,000 annually in premiums that Horizon currently pays to certain funds maintained to pay retiree medical benefits. The sum is expected to decline over time, as the covered class of beneficiaries is relatively old. While the outcome of the bankruptcy proceeding is subject to uncertainties, based on management's communications with the parties and evaluation of the issues, management believes that these contingencies would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Legal Proceedings

        The Company is involved in various claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

24.    Discontinued Operations

        On April 15, 2004, the Company sold its wholly owned Colorado Business Unit comprised of the active Twentymile mine and certain inactive or closed properties located in Colorado and Wyoming to a subsidiary of Peabody Energy Corporation. The cash proceeds from the sale, prior to final purchase price adjustments, were $182,670. These proceeds were deposited to an escrow account at Deutsche Zentral Genossenschaftsbank AG (DZ Bank). In addition, $221,416 of the Company's cash on deposit

RAG American Coal Holding, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

24.    Discontinued Operations (Continued)

with Parent was also deposited into this escrow account. On April 27, 2004, the escrow account balance of $404,162, including interest earned on the account of $76, was used to: (a) repay the Tranche A Notes due to DZ Bank and Dresdner Bank Luxembourg S.A. (Dresdner) in the combined amount of $358,000; (b) pay accrued interest on these notes in the amount of $1,495; and (c) settle the pay-fixed, receive-variable interest rate swaps for a payment of $44,667.

        On July 13, 2004, the Company received an additional $534 representing the final purchase price adjustments. With this receipt, the Company realized a pre-tax gain on sale of the Colorado Business Unit of $25,696.

        Historically the Company has not allocated interest expense to its operating units. In accordance with EITF 87-24, Allocation of Interest to Discontinued Operations, the Company allocated a portion of its consolidated interest expense to discontinued operations of the Colorado Business Unit. This allocation was based upon the proportion of the net assets of the discontinued operation in relation to total consolidated assets. Interest allocated for the periods presented was $4,916, $4,661 and $3,682 for the years ended December 31, 2001, 2002 and 2003 and $1,920 and $643 for the six month periods ended June 30, 2003 and 2004.

        Summarized operating information of the Company's discontinued operations of the Colorado Business Unit is as follows:

	Years ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$150,159	$139,935	$146,862	$71,263	$46,335

Income before income taxes	$15,634	$12,817	$16,109	$5,477	$28,557
Income tax expense	5,746	4,761	5,964	1,978	5,459

Net income	$9,888	$8,056	$10,145	$3,499	$23,098

Balance Sheet Classification and Accounting for Long-Term Debt and Pay-Fixed, Receive-Variable Interest Rate Swaps.

        The arrangements to sell the RAG Colorado Business Unit to a subsidiary of Peabody Energy Corporation required RAG American Coal Company to repay the Tranche A Notes due to DZ Bank and Dresdner. Therefore, the full amount of these notes, $179,000 for each bank, were paid in April 2004 with proceeds from the sale of the Colorado Business Unit and cash on deposit with parent.

        Since these notes were not held to their full maturity, the associated pay-fixed, receive-variable interest rate swap ceased to qualify for hedge accounting under Statement of Financial Accounting Standards No. 133. This change in accounting was effective February 29, 2004. On that date, the pre-tax fair value of the swap of $48,854 was charged to expense resulting from termination of hedge accounting for interest rate swaps with a corresponding gain in other comprehensive income. Between February 29, 2004 and April 27, 2004, the change in the fair value of the interest rate swaps, a gain of $5,804, was recognized as other income.

RAG American Coal Holding, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

25.    Cumberland Mine Operations (unaudited)

        The major underground mining equipment at the Cumberland mine in Pennsylvania was idled from February 17 to May 7, 2004 as a result of a revised interpretation of the mine ventilation laws by the Mine Safety and Health Administration (MSHA) which necessitated idling the longwall and developing additional entries with continuous miners to gain access to an existing ventilation shaft. During the period January 16 to February 17, the longwall was periodically idled due to issues with the ventilation plan. While the longwall was idled, Cumberland declared force majeure on coal shipments to its customers.

        During the first six months of 2004, Cumberland produced 2,019,000 tons compared with 3,098,000 tons in the first six months of 2003, when longwall operations were uninterrupted. Coal shipments were 2,013,000 during the first six months of 2004 compared with 3,146,000 during the first six months of 2003. Coal sales revenues in the two periods were $53,129 and $80,098, respectively. In the first six months of 2004, Cumberland recorded a pre-tax loss of $13,461 compared with pre-tax income of $5,728 in the first quarter of the prior year.

26.    Litigation Settlement

        In May 2004, subsidiaries of the Company paid $1,500 to settle litigation that arose in a prior period relating to a dispute with a former contract miner at Riverton Coal Production, Inc.'s Pioneer operating unit. The settlement amount was recorded in cost of coal sales for the six months ended June 30, 2004.

27.    Segment Information:

        The Company produces primarily steam coal from surface and deep mines for sale to utility and industrial customers. The Company operates only in the United States with mines in all of the major coal basins. The Company has three reportable business segments: Northern Appalachia, consisting of two underground mines in southwestern Pennsylvania, Central Appalachia, consisting of 6 underground mines and two surface mines in southern West Virginia and the Powder River Basin, consisting of two surface mines in Wyoming. Corporate, Other and Eliminations includes an underground mine in Illinois, centralized sales functions, corporate overhead, business development activities, expenses for closed mines and the elimination of intercompany transactions. The Company evaluates the performance of its segments based on operating income.

        Operating segment results for the year ended December 31, 2003 and segment assets as of December 31, 2003 were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$305,622	$330,018	$275,565	$83,141	$994,346
Income from operations	47,669	28,971	5,744	(56,347)	26,037
Depreciation, depletion and amortization	33,183	47,250	30,251	6,993	117,677
Capital expenditures	8,925	50,996	26,270	10,957	97,148
Total assets	428,859	639,733	251,399	351,856	1,671,847

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

27.    Segment Information: (Continued)

        Operating segment results for the year ended December 31, 2002 and segment assets as of December 31, 2002 were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$294,957	$320,892	$256,561	$62,368	$909,778
Income from operations	36,654	45,601	4,170	(42,615)	43,810
Depreciation, depletion and amortization	33,270	45,855	23,384	6,591	109,100
Capital expenditures	10,320	63,454	41,145	3,959	118,878
Total assets	458,194	675,853	258,102	251,529	1,643,678

        Operating segment results for the year ended December 31, 2001 and segment assets as of December 31, 2001 were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$219,535	$299,373	$200,309	$56,957	$779,174
Income from operations	22,392	31,130	7,179	(41,204)	19,497
Depreciation, depletion and amortization	29,290	42,896	20,068	8,449	100,703
Capital expenditures	28,999	28,512	18,665	23,837	100,013
Total assets	487,215	643,376	262,912	227,509	1,621,012

        Operating segment results for the six months ended June 30, 2004 and segment assets as of June 30, 2004 were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$155,919	$136,613	$140,118	$45,812	$478,462
Income from operations	26,120	(8,110)	(3,250)	(34,381)	(19,621)
Depreciation, depletion and amortization	16,077	24,217	16,049	3,938	60,281
Capital expenditures	10,539	25,693	11,483	2,738	50,453
Total assets	423,969	649,374	246,931	115,945	1,436,219

        Operating segment results for the six months ended June 30, 2003 were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$149,053	$161,362	$138,976	$37,139	$486,530
Income from operations	20,384	12,136	6,837	(30,504)	8,853
Depreciation, depletion and amortization	16,373	22,960	14,525	3,263	57,121
Capital expenditures	4,894	24,255	16,041	7,971	53,161

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

27.    Segment Information: (Continued)

        Reconciliation of segment income from operations to consolidated income (loss) before income tax expense (benefit) is as follows:

	Year ended December 31			Six months ended June 30
	2001	2002	2003	2003	2004
Total segment income (loss) from operations	$19,497	$43,810	$26,037	$8,853	$(19,621)
Interest expense	(52,469)	(48,930)	(46,903)	(23,888)	(16,264)
Loss on termination of hedge accounting for interest rate swaps	—	—	—	—	(48,854)
Mark-to-market gain on interest rate swaps	—	—	—	—	5,804
Interest income	6,773	12,263	3,183	1,673	1,202
Minority interest	15,033	—	—	—	—
Litigation settlements	—	—	43,500	43,500	(1,500)
Arbitration award	—	31,055	—	—	—
Insurance settlement	31,218	—	—	—	—

Income (loss) before income tax expense (benefit)	$20,052	$38,198	$25,817	$30,138	$(77,733)

        Reconciliation of total segment assets to consolidated total assets is as follows:

	December 31
			June 30 2004
	2002	2003
Total segment assets	$1,643,678	$1,671,847	$1,436,219
Assets of discontinued operations	218,139	192,918	—

Total consolidated assets	$1,861,817	$1,864,765	$1,436,219

28.    Subsequent Events (Dated as of July 30, 2004) (unaudited)

         The Company previously guaranteed certain obligations under a multi-year coal supply agreement for approximately 1,500,000 tons per year between South Carolina Public Service Authority ("Santee Cooper") and Straight Creek Coal Resources Company, a former subsidiary that was sold to Horizon NR, LLC ("Horizon") in 1998. Santee Cooper sought to have a court determine the enforceability of the guarantee in 2004. Although Horizon is obligated to indemnify the Company for any claims arising under the guarantee, Horizon took action to reject both its indemnification obligation to the Company and the coal supply agreement in connection with its pending bankruptcy proceedings. Santee Cooper had not sought the Company's performance under the guarantee at June 30, 2004. In July 2004, the coal supply agreement was rejected in the bankruptcy proceeding thereby exposing the Company to potential liability under the guarantee. Subsequent to this decision, in July 2004, the Company reached an agreement with Santee Cooper in which Santee Cooper agreed to relinquish any claims under the guarantee for nonperformance by Horizon in exchange for a multi-year coal supply contract from the Company's Pennsylvania operations at contract prices below then prevailing market prices for new contracts of similar duration. The Company expects to record a non-cash charge in the range of $20,000 to $30,000 in the third quarter of 2004 based on the difference between the agreed upon contract prices and market prices for new contracts of similar duration.

        On May 24, 2004, RAG Coal International AG, entered into a definitive agreement with Foundation Coal Corporation, which is owned by First Reserve Fund IX LP, The Blackstone Group and principals of American Metals & Coal International to sell all of the operations of the Company except the Colorado Business Unit which was sold on April 15, 2004 (See Note 24). The transaction closed on July 30, 2004.

Report of Independent Registered Public Accounting Firm

The Members and Successors
Foundation Coal Holdings, Inc. (Successor in interest to Foundation Coal Holdings, LLC)

We have audited the accompanying consolidated balance sheet of Foundation Coal Holdings, Inc. (successor in interest to Foundation Coal Holdings, LLC as described in Note 1) as of June 30, 2004. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Foundation Coal Holdings, Inc. at June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Baltimore, Maryland
August 19, 2004

Foundation Coal Holdings, Inc. and Subsidiaries
(Successor in interest to Foundation Coal Holdings, LLC)
Consolidated Balance Sheets

		September 30, 2004
	June 30, 2004
		Actual	Pro-forma
	(Audited)	(Unaudited)	(Unaudited)
	(In thousands, except member units and share data)
Assets
Current assets:
Cash and cash equivalents	$—	$39,115	$39,115
Trade accounts receivable, net of allowance ($547 at September 30, 2004)	—	76,893	76,893
Inventories, net (Note 5)	—	19,966	19,966
Deferred overburden removal costs	—	10,072	10,072
Deferred income taxes	—	18,451	18,451
Other current assets (Note 6)	—	33,137	33,137

Total current assets	—	197,634	197,634
Owned surface lands (Note 7)	—	29,367	29,367
Plant, equipment and mine development costs, net (Note 7)	—	511,779	511,779
Owned and leased mineral rights, net (Note 7)	—	1,282,318	1,282,318
Coal supply agreements, net	—	78,658	78,658
Other noncurrent assets (Note 8)	—	39,097	39,097

Total assets	$—	$2,138,853	$2,138,853

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt (Note 10)	$—	$4,705	$4,705
Trade accounts payable	—	24,099	24,099
Accrued expenses and other current liabilities (Note 9)	—	136,180	136,180
Dividends payable (Note 2)	—	—	350,000

Total current liabilities	—	164,984	514,984
Long-term debt, excluding current portion (Note 10)	—	765,432	765,432
Deferred income taxes	—	135,317	135,317
Noncurrent coal supply agreements, net		206,480	206,480
Other noncurrent liabilities (Note 11)	—	660,376	660,376

Total liabilities	—	1,932,589	2,282,589

Commitments and contingencies	—	—	—
Stockholders' equity (deficit):
Member's equity, (100 units issued and outstanding at June 30, 2004 only)	—	—	—
Common stock, $0.01 par value; 25,000,000 shares authorized, 19,600,000 shares issued and outstanding at September 30, 2004	—	196	196
Additional paid-in capital (deficit)	—	195,804	(143,932)
Retained earnings	—	10,264	—

Total stockholders' equity (deficit)	—	206,264	(143,736)

Total liabilities and stockholders' equity (deficit)	$—	$2,138,853	$2,138,853

See accompanying notes

Foundation Coal Holdings, Inc. and Subsidiaries
(Successor in interest to Foundation Coal Holdings, LLC)

Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

				Successor
	Predecessor			For the period from February 9, 2004 (date of formation) through September 30, 2004
	Nine months ended September 30, 2003	One month ended July 29, 2004	Seven months ended July 29, 2004
	(In thousands, except share and per share data)
Revenues:
Coal sales	$732,046	$70,849	$544,882	$180,427
Other revenues	12,829	1,724	6,153	2,793

	744,875	72,573	551,035	183,220
Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	597,665	70,989	484,457	147,620
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	32,648	6,521	27,375	6,693
Accretion on asset retirement obligation	5,232	574	4,020	1,343
Depreciation, depletion and amortization	74,453	8,750	61,236	26,197
Amortization of coal supply agreements	13,754	1,042	8,837	(22,453)

Income (loss) from operations	21,123	(15,303)	(34,890)	23,820
Other income (expense):
Interest expense	(35,680)	(1,746)	(18,010)	(8,533)
Loss on termination of hedge accounting for interest rate swaps (Note 15)	—	—	(48,854)	—
Contract settlement (Note 16)	—	(26,015)	(26,015)	—
Loss on early debt extinguishment (Note 10)	—	(21,724)	(21,724)	—
Mark-to-market gain (loss) on interest rate swaps (Note 15)	—	—	5,804	(90)
Interest income	2,417	72	1,274	157
Litigation settlements (Note 16)	43,500	—	—	—

Income (loss) before income tax expense (benefit)	31,360	(64,716)	(142,415)	15,354
Income tax expense (benefit)	1,865	(22,380)	(51,824)	5,090

Income (loss) from continuing operations	29,495	(42,336)	(90,591)	10,264

Income from discontinued operations, net of income tax expense of $3,973 for the nine months ended September 30, 2003 and $546 for the seven months ended July 29, 2004	6,760	—	2,315	—
Gain on disposal of discontinued operations, net of income tax expense of $4,913	—	—	20,750	—

Income (loss) before accounting change	36,255	(42,336)	(67,526)	10,264
Cumulative effect of accounting change, net of tax benefit of $2,171	(3,649)	—	—	—

Net income (loss)	32,606	(42,336)	(67,526)	10,264

Components of comprehensive income:
Unrealized gain on interest rate swap, net of tax expense of $4,375 for the nine months ended September 30, 2003 and $16,890 for the seven months ended July 29, 2004	7,464	—	28,820	—

Comprehensive income (loss)	40,070	(42,336)	(38,706)	10,264

Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$215.07	(308.70)	(660.56)	$0.52
Income and gain on disposition of discontinued operations, net of income taxes	49.29	—	168.18	—
Cumulative effect of accounting changes, net of income taxes	(26.61)	—	—	—

Net income (loss)	$237.75	$(308.70)	$(492.38)	$0.52

Weighted average shares – basic and diluted	137,143	137,143	137,143	19,600,000

Pro-forma basic and diluted earnings per share				$0.26

See accompanying notes.

Foundation Coal Holdings, Inc. and Subsidiaries
(Successor in interest to Foundation Coal Holdings, LLC)
Consolidated Statement of Stockholders' Equity
(in thousands, except membership units and share data)
(Unaudited)

	Membership Units	Membership	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, February 9, 2004 (date of formation)	—	$—	—	$—	$—	$—	$—
Issuance of initial membership interests	100	—	—	—	—	—	—

Balance, June 30, 2004	100	—	—	—	—	—	—
Cash contributions in connection with amended and restated LLC agreement	—	196,000	—	—	—	—	196,000
Issuance of 19,600,000 shares of common stock (adjusted to reflect the 196,000 to 1 stock split effected August 10, 2004) in exchange for existing membership units	(100)	(196,000)	19,600,000	196	195,804	—	—
Net income	—	—	—	—	—	10,264	10,264

Balance, September 30, 2004	—	$—	19,600,000	$196	$195,804	$10,264	$206,264

See accompanying notes.

Foundation Coal Holdings, Inc. and Subsidiaries
(Successor in interest to Foundation Coal Holdings, LLC)

Consolidated Statements of Cash Flows

(Unaudited)

	Predecessor		Successor
	Nine months ended September 30, 2003	Seven months ended July 29, 2004	For the period from February 9, 2004 (date of formation) through September 30, 2004
	(In thousands)
Operating activities:
Net income (loss)	$32,606	$(67,526)	$10,264
Cumulative effect of accounting change, net of tax	3,649	—	—
Income and gain on disposition from discontinued operations	(6,760)	(23,065)	—

Income (loss) from continuing operations	29,495	(90,591)	10,264
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Reclamation expense and accretion on asset retirement obligations	5,232	4,020	1,343
Depreciation, depletion and amortization	88,207	70,073	3,744
Amortization of deferred financing costs	—	—	99
Gain on sale of assets	(4,588)	(960)	—
Non-cash mark-to-market adjustment for interest rate swap	—	(5,804)	90
Non-cash expense from termination of hedge accounting for interest rate swap	—	48,854	—
Loss on early extinguishment of debt	—	21,724	—
Deferred income taxes	8,109	(46,399)	5,042
Changes in operating assets and liabilities:
Trade accounts receivable	(7,433)	(9,341)	(2,924)
Inventories, net	2,798	(1,619)	2,584
Deferred overburden removal costs	1,833	(4,494)	(10,072)
Other current assets	6,259	(1,679)	513
Other noncurrent assets	85	2,445	12,428
Trade accounts payable	1,842	5,572	(4,455)
Accrued expenses and other current liabilities	(35,781)	(27,231)	2,944
Noncurrent liabilities	29,618	27,386	3,358

Net cash provided by (used in) continuing operations	125,676	(8,044)	24,958
Net cash provided by discontinued operations	15,991	6,973	—

Net cash provided by (used in) operating activities	141,667	(1,071)	24,958
Investing activities:
Acquisition of RAG American Coal Holding, Inc., net of cash acquired	—	—	(912,910)
Purchases of property, plant and equipment	(71,251)	(52,695)	(12,740)
Proceeds from disposition of property, plant and equipment	3,218	2,049	1,517

Net cash used in continuing operations	(68,033)	(50,646)	(924,133)
Net cash provided by discontinued operations	4,318	184,954	—

Net cash provided by (used in) investing activities	(63,715)	134,308	(924,133)

Financing activities:
Capital contribution	—	—	196,000
Proceeds from Parent advance	—	306,057	—
Proceeds from revolving credit line	—	—	60,000
Repayment of revolving credit line	—	—	(60,000)
Proceeds from issuance of long-term debt	—	—	770,000
Payment of deferred financing costs	—	—	(27,710)
Repayment of long-term debt	(39,507)	(614,644)	—
Payment of expenses resulting from early debt extinguishment	—	(21,724)	—
Repayment of capital lease obligations	(776)	(1,679)	—
Interest rate swap termination	—	(48,854)	—
Net decrease in cash pledged on debt	55,048	20,000	—
Net (increase) decrease in cash on deposit with Parent	(106,875)	233,023	—

Net cash provided by (used in) financing activities	(92,110)	(127,821)	938,290

Net (decrease) increase in cash and cash equivalents	(14,158)	5,416	39,115
Cash and cash equivalents at beginning of period	21,791	7,649	—

Cash and cash equivalents at end of period	$7,633	$13,065	$39,115

Supplemental cash flow information:
Cash paid for interest	$44,110	$29,615	$—

Cash paid for income taxes	$22	$220	$54

See accompanying notes.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements

(Dollars in thousands)

1.    Description of Business and Change in Ownership

Formation

        Foundation Coal Holdings, LLC ("LLC") was formed on February 9, 2004 as a Delaware limited liability company. The original members of LLC were First Reserve Fund IX, L.P. and Blackstone Capital Partners IV LP. Each member was granted 50 units in exchange for nominal consideration in the form of management and capital formation advisory services. The purpose of the formation of LLC was to pursue the acquisition of the North American coal mining assets of RAG Coal International AG ("RAG").

        On April 23, 2004, LLC formed Foundation Coal Corporation ("FCC") as a wholly owned subsidiary. FCC issued 100 shares of common stock with a par value of $0.01 to LLC.

        On May 24, 2004, FCC signed a Stock Purchase Agreement dated May 24, 2004 (the "Stock Purchase Agreement") whereby FCC agreed to acquire all of the direct and indirect subsidiaries engaged in coal mining in North America then owned by RAG.

        Through July 29, 2004, neither LLC, FCC nor Foundation Coal Holdings, Inc., (collectively the "Successor") had any additional significant activities.

Recapitalization

        On July 30, 2004, LLC amended and restated its Limited Liability Operating Agreement. As part of the Amended and Restated Limited Liability Operating Agreement the following Members were granted membership interests in exchange for cash capital contributions as follows:

Members	Investment	Percentage of Member Units
Blackstone FCH Capital Partners IV L.P.	$78,214	39.9%
Blackstone Family Investment Partnership IV	4,117	2.1%
First Reserve Fund IX, L.P.	82,331	42.0%
AMCI Acquisition, LLC	29,058	14.8%
Management Members	2,280	1.2%

	$196,000	100.0%

        The Management Members are senior managers of RAG American Coal Holding, Inc., the operating company of RAG's North American Operations. These senior managers continued as senior managers of Foundation Coal Holdings, Inc.

        Foundation Coal Holdings, Inc. ("the Company") and FC 2 Corp. ("FC2") were incorporated in Delaware on July 19, 2004. On July 30, 2004, LLC contributed the shares of its subsidiary FCC to the Company in exchange for 100 shares of common stock of the Company. The Company then contributed the shares of FCC into FC2 in exchange for 100 shares of common stock of FC2. Upon the completion of these exchange transactions, the Company, FC2 and FCC were direct or indirect wholly owned subsidiaries of LLC.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

1.    Description of Business and Change in Ownership (Continued)

        On July 30, 2004, FCC completed the acquisition of the direct and indirect subsidiaries engaged in coal mining in North America then owned by RAG.

        On August 10, 2004, the Company effected a 196,000 for one stock split.

        On August 17, 2004, LLC was merged with and into the Company. As a result of the merger, the members of LLC received one share of the Company's common stock for each unit of membership interest in LLC and the Company became the successor in interest to LLC.

Acquisition of RAG

        On July 30, 2004, the Company, through its indirect wholly owned subsidiary, FCC and pursuant to the terms of the Stock Purchase Agreement acquired 100% of the outstanding common shares of all of the direct and indirect subsidiaries of RAG engaged in coal mining in North America for a purchase price of approximately $967,300 (which is net of a $8,005 purchase price adjustment that was received in October 2004) plus associated transaction costs of approximately $19,618 ("the Acquisition"). The purchase price along with the associated transaction costs was funded by:

  •
  $196,000 of cash from shareholder's equity contributed to the Company and its subsidiaries FC2 and FCC by LLC;

  •
  $300,000 of cash proceeds from the Senior Unsecured Notes issued by Foundation PA Coal Company ("Foundation PA") described below;

  •
  $530,000 of cash proceeds from the Senior Secured Credit Facilities issued by Foundation PA, consisting of $470,000 from the term loan and a $60,000 draw from the revolving credit facility, both discussed below. The $60,000 draw from the revolving credit facility was repaid with available cash subsequent to the acquisition.

        In connection with the debt financing, the Company incurred $27,710 of financing costs.

        The Stock Purchase Agreement contains customary seller representations and warranties of RAG, customary buyer representations and warranties of FCC and customary covenants and other agreements between RAG and FCC.

        The Stock Purchase Agreement provides for indemnification for losses relating to specified events, circumstances and matters. RAG has agreed to indemnify FCC from certain liabilities, including:

  •
  any losses arising from the inaccuracy of any representation or the breach of any warranty of RAG contained in the Stock Purchase Agreement;

  •
  any losses arising from breaches or defaults in the performance of any covenant undertaking or other agreement or obligation of RAG pursuant to the Stock Purchase Agreement;

  •
  any liabilities (including costs and expenses) arising out of or related to any debt of any of the companies acquired by FCC outstanding as of the closing of the Acquisition;

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

1.    Description of Business and Change in Ownership (Continued)

  •
  any liabilities of certain entities operating in Colorado that were sold by RAG American Coal Company, LLC, formerly RAG's indirect subsidiary to a third party under a stock purchase agreement dated as of February 29, 2004, including liabilities resulting from their operations, properties or assets, and any liabilities under that stock purchase agreement and from the spin off of certain assets and liabilities from certain employee benefit plans of RAG American Coal Company, LLC in connection therewith; and

  •
  certain tax liabilities, including liabilities for taxes related to pre-closing tax periods.

        The Stock Purchase Agreement does not allow FCC to make a claim for indemnification for any loss relating to a breach of a representation or warranty or covenant unless the losses for any claim or series of related claims exceed $1,500 (other than for losses relating to certain specified representations and warranties and covenants). RAG's indemnification obligations with respect to breaches of representations and warranties and covenants are subject to a deductible for the first $15 million in damages (other than for losses relating to certain specified representations and warranties and covenants not subject to the deductible). After FCC has incurred damages as a result of breaches of representations and warranties and covenants contained in the Stock Purchase Agreement that are subject to the deductible in excess of the deductible, RAG is required to indemnify FCC for the amount by which such claims for indemnity or damages exceed the deductible up to a $200,000 cap (other than for losses relating to certain specified representations and warranties and covenants not subject to the cap).

        RAG through its operating subsidiaries engages in the extraction, cleaning and selling of coal to electric utilities, steel companies, coal brokers, and industrial users primarily in the United States. As a result of the acquisition, the Company believes that it will be able to increase earnings and cash flows by taking advantage of current favorable industry market dynamics to maximize opportunities from our existing operations as well as to selectively expand existing operations and potentially further develop its coal reserves. Maintaining its commitment to operational excellence, productivity and cost improvement is also a key strategy in its efforts to increase earnings and cash flows. The result of operations of the acquired business will be included in the Company's statement of operations from the date of acquisition forward.

Principles of Consolidation

        The consolidated balance sheet at June 30, 2004 includes the accounts of LLC and its wholly owned subsidiary, FCC. The consolidated balance sheet at September 30, 2004 includes the accounts of the Company and its wholly owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

Transaction Fee and Monitoring Agreement

        In connection with the acquisition, Blackstone FCH Capital Partners IV L.P., Blackstone Family Investment Partnership IV, First Reserve Fund IX, L.P. and AMCI Acquisition, LLC ("the Sponsors") entered into a transaction fee and monitoring agreement with FCC relating to certain monitoring,

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

1.    Description of Business and Change in Ownership (Continued)

advisory and consulting services under the monitoring agreement. In addition, FCC paid a transaction and advisory fee to the Sponsors in an aggregate amount of $11,700 upon the completion of the Acquisition. This payment was included in the direct costs associated with the Acquisition. Under the monitoring agreement, FCC agreed to pay to the Sponsors an aggregate annual monitoring fee of approximately $2,000, and will reimburse the Sponsors for their out-of-pocket expenses. For the fiscal period from July 29, 2004 through December 31, 2004, this agreement provides that the full annual monitoring fee will be due. In the event of a qualifying initial public offering, the Sponsors will receive a termination payment equal to $2,000, if the Sponsors have received less than two monitoring fees, or $1,000, if the Sponsors have received two or more such fees. FCC agreed to indemnify the Sponsors and their respective affiliates, directors, officers and representatives for any and all losses relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of the Sponsors pursuant to, and the performance by them of the services contemplated by, the transaction and monitoring fee agreement. The transaction fee and monitoring agreement will terminate upon the occurrence of certain events specified therein, which include a qualifying initial public offering of FCC or its parent. Annual monitoring fees are included in selling, general and administrative expenses. For the two month period ended September 30, 2004, the Company accrued a monitoring fee of $800.

2.    Basis of Presentation

        The following provides a description of the basis of presentation during all periods presented:

        Successor—Represents the consolidated financial position of the Company as of September 30, 2004 and consolidated results of operations and cash flows for the period from February 9, 2004 (date of formation) through September 30, 2004. The Company had no significant activities until the acquisition of RAG American Coal Holding, Inc. on July 30, 2004. Therefore, the results of operations and cash flows for the period from February 9, 2004 (date of formation) through September 30, 2004 reflect only the activity for the two month period ended September 30, 2004. The financial position as of September 30, 2004 and results of operations and cash flows for the period from February 9, 2004 (date of formation) through September 30, 2004 reflect preliminary purchase accounting for the Acquisition (as described more fully below).

        Predecessor—Represents the consolidated results of operations and cash flows of RAG American Coal Holding, Inc. for all periods prior to the Acquisition. This presentation reflects the historical basis of accounting.

        Pro-forma—The Company intends to pay a dividend of $350,000 upon the closing of an initial public offering of its common stock. The net proceeds of the initial public offering are expected to approximate $396,400 and will be used to pay the dividend of $350,000, repay debt of $40,400 and provide funds for general purposes of $4,100. The pro-forma balance sheet reflects the accrual of the $350,000 dividends payable and resulting reduction in shareholders equity to reflect the impact of the planned dividend, but not the net proceeds of the initial public offering. Pro-forma basic and diluted earnings per share is calculated by including in shares outstanding, the estimated number of shares that are required to be issued at the planned initial public offering price of $18.00 per share to generate the proceeds that will be used to pay the $350,000 dividend planned upon completion of the initial public

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Basis of Presentation (Continued)

offering. Total pro-forma shares outstanding for pro-forma basic and diluted earnings per share is 39,044,444.

        The accompanying unaudited consolidated financial statements of the Successor and the Predecessor have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States ("GAAP") for complete financial statements. These financial statements include all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations of the Predecessor and the Company. Operating results for the two months ended September 30, 2004 of the Successor are not necessarily indicative of the results that may be expected for the five-month fiscal period ending December 31, 2004.

        The unaudited consolidated financial statements as of and for the two months ended September 30, 2004 reflect the Acquisition under the purchase method of accounting, in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations ("SFAS 141"). The purchase price allocation has been prepared on a preliminary basis. The finalization of the purchase price allocation is dependant upon receipt of final valuations from independent valuation specialists and the accumulation of other data relative to the assets and liabilities acquired. This process will be completed as soon as practical, but may take up to twelve months from the Acquisition date. The final allocation of the purchase price may result in changes to the preliminary allocation, some of which may have a material impact on the balance sheet and/or results of operations.

        The unaudited consolidated financial statements of the Successor and the Predecessor should be read in conjunction with the audited consolidated financial statements of the Predecessor as of and for the year ended December 31, 2003.

        Unless otherwise indicated, "the Company" as used throughout the remainder of these notes to the unaudited consolidated financial statements refers to both the Successor and the Predecessor.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Basis of Presentation (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition (unaudited):

Cash and cash equivalents	$82,008
Accounts receivable	73,969
Materials and supplies inventories	10,451
Coal inventory	12,099
Other current assets	52,100
Owned surface lands	29,298
Property, equipment and mine development	512,482
Owned and leased mineral rights	1,303,483
Coal supply agreements	85,102
Other noncurrent assets	23,915

Total assets acquired	2,184,907

Accounts payable and accrued expenses	(165,789)
Coal supply agreements	(238,203)
Other noncurrent liabilities	(785,997)

Total liabilities assumed	(1,189,989)

Net assets acquired	$994,918

        Cash and cash equivalents, accounts receivable, other current assets and accounts payable and accrued expenses were stated at historical carrying values. Given, the short-term nature of these assets and liabilities it was determined that these historical carrying values approximate fair value. The Company's projected pension, post-retirement and post-employment benefit obligations and assets, for which valuations are in process, have been reflected in the current allocation of purchase price at the projected benefit obligation less plan assets at fair market value, based on the Company's estimates using preliminary computations of independent actuaries engaged by the Company. Deferred income taxes have been provided in the consolidated balance sheet based on the Company's best estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances have been established against those assets and certain net operating loss carryforwards from the Predecessor for which realization is not likely. Owned surface lands, inventory, plant, equipment, mine development costs, owned and leased mineral rights and coal supply agreements have been recorded at estimated fair value based on preliminary work performed by independent valuation specialists as of the date of the Acquisition. Certain judgments and estimates by the Company regarding future cash flows from individual mine sites and other plans are integral to the valuations performed by the valuation specialists. Changes in these estimates, judgments and plans could impact the final fair values.

        The amounts that the Company may record based on the final assessment and determination of fair values may differ significantly from the information presented in the unaudited consolidated balance sheet and statement of operations. Amounts allocated to net tangible assets may be revised and depreciation, depletion and amortization methods and useful lives may differ from those used in these unaudited interim financial statements, any of which could have a material impact on the financial position and results of operations of the Company.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

3.    Summary of Significant Accounting Policies

        Unless otherwise indicated, the Company and the Predecessor follow the same significant accounting policies.

Inventories

        Coal inventories acquired in the Acquisition are stated at their fair value at the Acquisition date. As of September 30, 2004 all coal inventory acquired in the Acquisition has been sold, therefore the excess of the fair value of coal inventories over the Predecessor's historical cost of $3,753 was charged to cost of coal sales in the period ended September 30, 2004. Coal inventories produced subsequent to the Acquisition are stated at the lower of cost or market with market defined as the estimated selling price, less estimated preparation and selling costs. The cost of coal inventories is determined based on average cost of product, which approximates first-in first-out (FIFO).

        Material and supplies inventories are valued at average cost, which approximates FIFO, less an allowance for obsolete and surplus items.

Deferred Overburden Removal Costs

        The cost of removing overburden subsequent to the Acquisition in advance of coal extraction at the Wyoming surface mines is deferred until the coal is mined and sold. The overburden removal process is generally 12 months or less in advance of coal extraction.

Other Current Assets

        Other current assets consist primarily of prepaid expenses, including deferred longwall move costs and advance mining royalties. The Company defers the direct costs, including labor and supplies, associated with moving longwall equipment and the related equipment refurbishment costs in other current assets. These deferred costs are amortized on a units-of-production basis over the life of the subsequent panel of coal mined by the longwall equipment. Deferred costs that are anticipated to be amortized into production within one year are included in current assets. All other deferred costs are included in noncurrent assets.

Property, Equipment and Mine Development Costs

        Costs to obtain coal lands and leased mineral rights are capitalized and amortized to operations on the units-of-production method utilizing only proven and probable reserves in the depletion base. Costs of developing new mines or significantly expanding the capacity of or extending the lives of existing mines are capitalized and principally amortized using the units of production method over proven and probable reserves directly benefiting from the capital expenditure. The Predecessor principally amortized mine development costs using the straight-line method over the period during which each capitalized expenditure benefited production. The Company and its Predecessor believe that the straight-line method approximates the units of production method. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 1 to 20 years or on a units-of-production basis. Leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is shorter. Major repairs and

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

3.    Summary of Significant Accounting Policies (Continued)

betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are generally expensed as incurred.

Coal Supply Agreements

        Coal supply agreements represent the fair value of purchased sales contracts. The asset or liability is amortized over the term of the contracts based on the tons of coal shipped under each contract. Based on expected shipments under these coal supply agreements, amortization expense (credit) is anticipated to be $(64,000), $(67,000), $(15,000), $(1,000), $2,000 and $4,000 for the periods ended December 31, 2004, 2005, 2006, 2007, 2008 and 2009, respectively. Accumulated amortization of coal supply agreement assets was $6,444 at September 30, 2004. Accumulated amortization of coal supply agreement liabilities was $28,898 at September 30, 2004.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

        The Predecessor filed and the Company expects to file a consolidated U.S. federal income tax return including its subsidiaries. No written tax sharing agreements exist with its subsidiaries. The Predecessor will be required to file its final tax returns for the period ended July 29, 2004. The Company will adopt a December 31, 2004 tax year. Certain state income tax returns are not impacted by the Acquisition. The Company has estimated the impact of the Acquisition on the income tax provisions of the Company and the Predecessor in preparing the unaudited consolidated interim financial statements. The finalization of the purchase price allocation and the filing of the Predecessor's final return and the Company's initial return may have an impact on these estimates in future periods.

Advance Mining Royalties

        Rights to leased coal lands are often acquired through royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoverable

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

3.    Summary of Significant Accounting Policies (Continued)

against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. In instances where advance payments are not expected to be recoverable against future production, no asset is recognized and the scheduled future payments are expensed as incurred. Advance mining royalties are deferred and recorded in other current and noncurrent assets.

Revenue Recognition

        Revenue is recognized on coal sales when title passes to the customer, in accordance with the terms of the sales agreement, which generally occurs when the coal is loaded into transport carriers for shipment to the customer.

Freight Revenue and Costs

        Shipping and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight expense and included in cost of sales, and coal sales, respectively.

Workers' Compensation and Pneumoconiosis (Black Lung) Benefits

        The Company is primarily self-insured for workers' compensation claims in the various states in which it operates. The liability for workers' compensation claims is an actuarially determined estimate of the ultimate losses incurred on known claims plus a provision for incurred but not reported claims. This probable ultimate liability is re-determined annually and resultant adjustments are expensed. These obligations are included in the consolidated balance sheets as other current and noncurrent liabilities.

        The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. The Company is largely self-insured for these benefits and funds benefit payments through a Section 501 (c) (21) tax-exempt trust fund. Provisions are made for estimated benefits based on annual evaluations prepared by independent actuaries. The Company follows Statement of Financial Accounting Standards, (SFAS) No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions for purposes of accounting for its black lung liabilities and assets.

Pension and Other Postretirement Plans

        Pension benefits, postretirement benefits, and postemployment benefits are reflected in the Company's consolidated financial statements and accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions; SFAS No. 106 and SFAS No. 112, Employers Accounting for Postemployment Benefits, respectively. The pension and postretirement benefits are accounted for over the estimated service lives of the employees. The cost of providing certain postemployment benefits is generally recognized when the employee becomes entitled to the benefit.

Derivative Instruments and Hedging Activities

        Derivative instruments and hedging activities are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity (as amended by SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

3.    Summary of Significant Accounting Policies (Continued)

and requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Those fair value adjustments are to be included either in the determination of net income or as a component of other comprehensive income, depending on the nature of the transaction.

        On the date the derivative contract is entered into, the Company generally designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

        Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates relate to the purchase price allocation; quantity and quality of mineral reserves; asset retirement obligations; employee and retiree benefit liabilities; future cash flows associated with assets; useful lives for depreciation, depletion, and amortization; recoverability of deferred tax assets; and fair value of financial instruments. Due to the prospective nature of these estimates, actual results could differ from those estimated.

Debt Issuance Costs

        Approximately $27,710 of costs incurred with the issuance of the Senior Unsecured Notes and the Senior Secured Credit Facilities were capitalized and are being amortized over the lives of the related indebtedness ranging from periods of 5 to 10 years using the effective interest method.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

3.    Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

        On July 30, 2004, the Company's board of directors adopted the 2004 Stock Incentive Plan ("the Plan"), which is designed to assist the Company in recruiting and retaining key employees, directors and consultants. The Plan permits the Company to grant to its key employees, directors and consultants stock options, stock appreciation rights, or other stock-based awards. The shares under the Plan may be issued at an exercise price of no less than 100% of the fair market value of the Company's common stock on the date of grant. The Plan currently provides for the issuance of up to 3,880,000 shares of common stock to nine members of senior management of the Company; however, the Company intends to adopt another plan to allow for grants to other key employees.

        The Company records compensation expense for all employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations. Under APB No. 25, compensation expense is recorded over the vesting period to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise or acquisition price of the stock or stock-based award.

        As of September 30, 2004, there were 478,632 shares granted under the Plan at an exercise price of $10.00 per share, which are subject to continued employment, vest and become exercisable on each December 31 beginning December 31, 2004 and ending on December 31, 2008. Additionally, as of September 30, 2004, there were 1,244,444 shares granted under the Plan at an exercise price of $17.50 per share, which are subject to continued employment, vest and become exercisable on the eighth anniversary of the date of grant and provide for partial accelerated vesting each calendar year through December 31, 2008 upon the achievement of certain annual performance targets. No stock-based employee compensation expense has been reflected in net earnings, as all options granted under this plan have been at an exercise price equal to or greater than the Company's estimate of the market value of the underlying stock on the date of grant. The fair market value of the Company's common stock was estimated by the Board of Directors to be approximately $10 per share at the time of the grants. As the Company's common stock is not publically traded, this fair market value was based on the per share price of the Company's common stock paid at the time of the Acquisition, which was completed just prior to the grant of the options.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

3.    Summary of Significant Accounting Policies (Continued)

        The following table illustrates the effect on net earnings as if the Company applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Predecessor had no stock option plans; therefore, no Predecessor information is presented.

For the period from February 9, 2004 (date of formation) Through September 30, 2004 (unaudited)
Net income:
As reported	$10,264
Pro forma	10,067
Basic earnings (loss) per share:
As reported	$0.52
Pro forma	0.51
Diluted earnings (loss) per share:
As reported	$0.52
Pro forma	0.51

        The fair market value of the Company's common stock for purposes of the above pro-forma disclosure was estimated by the Company based on the per share price of the recently completed Acquisition. The estimation of the fair market value of the common stock is a significant estimate made by the Company in preparing the pro-forma information presented above.

4.    New Pronouncements

        Effective December 31, 2003, the Predecessor adopted Statement of Financial Accounting Standards ("SFAS") No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits (an amendment of Financial Accounting Standards Board ("FASB") statements No. 87, 88 and 106). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The revised Statement retains the disclosure requirements contained in the original FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. The statement, as revised, requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The interim disclosures required by SFAS No. 132 (revised 2003) are included in Note 13 to the Company's unaudited condensed consolidated financial statements.

        Emerging Issues Task Force ("EITF") Issue 04-02, effective April 30, 2004, states that mineral rights are tangible assets. Leased coal interests and advance royalties are included within owned and leased mineral rights, net within the unaudited consolidated balance sheet.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

4.    New Pronouncements (Continued)

        In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was enacted in the United States (the Act). The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of postretirement medical benefit plans such as the Company's plan as long as the provided benefits are actuarially equivalent to Medicare Part D. Specific guidance with respect to accounting for the effects of the Act was recently issued in FSP No. FAS 106-2. As of September 30, 2004, the Company has accounted for the effects of the Act in its measurement of its accumulated postretirement benefit obligation under purchase accounting and the effect of the offset to net periodic postretirement benefit costs. The Act reduced the Company's accumulated postretirement benefit obligation as of September 30, 2004 by approximately $68,000 and its net periodic postretirement medical and life insurance benefit cost for the period from February 9, 2004 (date of formation) through September 30, 2004 by approximately $900.

5.    Inventories

        Inventories consisted of the following:

September 30, 2004
(Unaudited)
Coal	$9,127
Materials and supplies	18,407

27,534
Less materials and supplies reserve for obsolescence	(7,568)

$19,966

6.    Other Current Assets

        Other current assets consisted of the following:

September 30, 2004
(Unaudited)
Receivables from asset dispositions	$930
Prepaid royalties	3,375
Prepaid longwall move expense	4,221
Prepaid SO2 emission allowances	262
Prepaid expenses	13,498
Purchase price adjustment receivable	8,005
Other	2,846

$33,137

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

7.    Property, Plant, Equipment and Owned and Leased Mineral Rights

        Property, plant, equipment and leased mineral rights consisted of the following:

September 30, 2004
(Unaudited)
Owned surface and coal lands
Owned surface lands	$29,367
Owned and leased mineral rights	1,297,990
Less accumulated depletion	15,672

$1,311,685

Plant, equipment and mine development costs
Plant and equipment	$511,486
Mine development costs	—
Coal bed methane equipment and development costs	10,748

522,234
Less accumulated depreciation and amortization:
Plant and equipment	8,644
Mine development costs	—
Coal bed methane equipment and development costs	1,811

10,455

$511,779

        Plant and equipment held under capital leases consisted of the following:

September 30, 2004
(Unaudited)
Plant and equipment	$3,320
Less accumulated amortization	2,584

$736

        For the period from February 9, 2004 (date of formation) through September 30, 2004, depreciation, depletion and amortization expense included $84 for depreciation of assets held under capital leases. Depreciation, depletion and amortization expense for the Predecessor included $788, $43, and $566 for the nine months ended September 30, 2003, the one month ended July 29, 2004, and the seven months ended July 29, 2004, respectively.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

8.    Other Noncurrent Assets

        Other noncurrent assets consisted of the following:

September 30, 2004
(Unaudited)
Receivables from asset dispositions	$4,249
Unamortized debt issuance costs, net	27,611
Advance mining royalties	2,645
Prepaid longwall development	1,633
Other	2,959

$39,097

9.    Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consisted of the following:

September 30, 2004
(Unaudited)
Accrued state income taxes	$799
Wages and employee benefits	19,894
Pension benefits (Note 13)	5,944
Postretirement benefits other than pension (Note 13)	21,350
Interest	6,384
Royalties	8,589
Taxes other than income taxes	25,182
Asset retirement obligations (Note 16)	3,909
Workers' compensation	9,641
Other	34,488

$136,180

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

10.    Long-term Debt

        Long-term debt consisted of the following:

September 30, 2004
(Unaudited)
Senior secured term loan	$470,000
7 1/4% Senior Notes	300,000
Other	137

770,137
Less current portion	4,705

$765,432

Scheduled debt maturities are $1,175, $4,706, $4,707, $4,707, $4,708 and $750,134 for 2004, 2005, 2006, 2007, 2008, and thereafter, respectively.

Senior Credit Facilities

General

        In connection with the Acquisition, the Company's subsidiary, Foundation PA Coal Company entered into a senior secured credit facility with Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as joint lead arranger, joint book manager and co-syndication agent, Credit Suisse First Boston as joint lead arranger, joint book manager and co-syndication agent and UBS Securities LLC, Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires, as co-documentation agents, and each lender party thereto. The senior secured credit facility provides senior secured financing of $820,000, consisting of a $470,000 term loan facility and a $350,000 revolving credit facility.

        Upon the occurrence of certain events, the Company may request an increase to the existing term loan facility and/or the existing revolving credit facility in an amount not to exceed $100,000, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the Administrative Agent. Foundation PA Coal Company is the borrower under the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for $250,000 of letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

        The borrowings under the Senior Credit Facilities bear interest at a rate equal to an applicable margin plus, at the Company's option, either (a) a base rate determined by reference to the highest of (1) the base rate of Citibank, N.A., (2) the three-month certificate of deposit rate, plus 1/2 of 1%, and (3) the federal funds rate plus of 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The initial applicable margin for borrowings under the term loan facility is 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings. The applicable

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

10.    Long-term Debt (Continued)

margin for borrowings under the revolving credit facility and the term loan facility may be reduced subject to the Company attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the Senior Credit Facilities, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to the Company attaining certain leverage ratios. The Company also pays customary letter of credit fees.

Prepayments

        The Senior Credit Facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with:

  •
  beginning in the year ending December 31, 2005, 75% (which percentage the Company expects will be reduced to 50% if our leverage ratio is equal or less than 4.00 to 1.00, and to 25% if the Company's leverage ratio is equal or less than 3.00 to 1.00 and to 0% if the leverage ratio is equal or less than 2.50 to 1.00) of the annual excess cash flow of FC 2 Corp. and its subsidiaries;

  •
  100% of the net cash proceeds in excess of $5,000 in a single transaction or series of related transactions or $10,000 per fiscal year from asset sales and casualty and condemnation events, if the Company does not reinvest those proceeds in assets to be used in its business or to make certain other permitted investments within 12 months, subject to certain limitations;

  •
  100% of the net cash proceeds of any incurrence of debt, other than certain debt permitted under the senior secured credit facility; and

  •
  100% of amounts in excess of $5,000 in respect of certain claims arising out of the Acquisition, subject to certain exceptions.

        The foregoing mandatory prepayments other than from excess cash flow will be applied to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow will be applied to the term loan facility at the Company's direction.

        The Company may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Amortization

        The Company is required to repay installments on the loans under the term loan facility in quarterly principal amounts of 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on July 30, 2009.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

10.    Long-term Debt (Continued)

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by FC 2 Corp. and each of its existing and future domestic wholly owned subsidiaries, other than Foundation PA Coal Company, referred to collectively as Guarantors.

        All obligations under the senior secured credit facility, and the guarantees of those obligations, are generally secured by substantially all the assets of the Company.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of each Guarantor, to:

  •
  sell assets;

  •
  incur additional indebtedness or issue preferred stock;

  •
  repay other indebtedness (including the Notes);

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  create liens on assets;

  •
  make investments, loans or advances;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  engage in certain transactions with affiliates;

  •
  amend certain material agreements governing our indebtedness, including the Notes;

  •
  change the business conducted by the Company and its subsidiaries; and

  •
  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires the Company to maintain the following financial covenants:

  •
  a maximum total leverage ratio;

  •
  a minimum interest coverage ratio; and

  •
  a maximum capital expenditures limitation.

        The senior secured credit facility also contains certain customary affirmative covenants and events of default.

        As of September 30, 2004, the Company was in compliance in all material respects with all covenants and provisions contained in the senior secured credit facility.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

10.    Long-term Debt (Continued)

7 1/4% Senior Notes due 2014

General

        On July 30, 2004, Foundation PA Coal Company, a subsidiary of the Company, issued $300,000 aggregate principal amount of 7 1/4% Senior Notes that mature on August 1, 2014 in a private transaction not subject to the registration requirements under the Securities Act. The Notes are guaranteed, on a senior unsecured basis, by FCC.

Ranking

        The Notes are Foundation PA Coal Company's senior unsecured obligations and rank equally in right of payment to all of Foundation PA Coal Company's existing and future senior indebtedness; rank senior in right of payment to any future senior subordinated indebtedness and subordinated indebtedness of Foundation PA Coal Company; and are effectively subordinated in right of payment to Foundation PA Coal Company's secured indebtedness (including obligations under the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of each of Foundation PA Coal Company's future subsidiaries that are not guarantors.

Optional Redemption

        At any time prior to August 1, 2007, up to 35% of the aggregate principal amount of the Notes issued under the indenture may be redeemed on any one or more occasions at a redemption price of 107.25% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that: (1) at least 65% of the aggregate principal amount of the Notes issued under the indenture (excluding Notes held by Foundation PA Coal Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption, and (2) the redemption occurs within 180 days after the date on which any such equity offering is consummated.

        On or after August 1, 2009, all or a part of the Notes may be redeemed upon not less than 30 nor more than 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year Percentage
2009	103.625%
2010	102.417%
2011	101.208%
2012 and thereafter	100.000%

        At any time prior to August 1, 2009, all or a part of the Notes may be redeemed upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

10.    Long-term Debt (Continued)

applicable premium as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the date of redemption.

Change of Control

        Upon the occurrence of a change of control which is defined in the indenture governing the Notes, each holder of the Notes has the right to require Foundation PA Coal Company to repurchase some or all of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

        The indenture governing the Notes contains covenants limiting, among other things, Foundation Coal Corporation's ability and the ability of its restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on or make other distributions or repurchase Foundation Coal Corporation's or any of its restricted subsidiary's capital stock;

  •
  make certain investments;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments by its restricted subsidiaries to Foundation Coal Corporation;

  •
  use assets as security in other transactions; and

  •
  sell certain assets or merge with or into other companies.

Events of Default

        The indenture governing the Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such Notes to become or to be declared due and payable.

        As of September 30, 2004, the Company was in compliance in all material respects with all covenants and provisions contained under the indenture governing the Notes.

Predecessor

        Prior to the Acquisition, the Predecessor paid off its outstanding long term indebtedness and incurred a loss on early extinguishment of debt in July of 2004 in the amount of $21,724.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

11.    Other Noncurrent Liabilities

        Other noncurrent liabilities consisted of the following:

September 30, 2004
(Unaudited)
Postemployment benefits	$6,592
Pensions benefits (Note 13)	39,651
Postretirement benefits other than pension (Note 13)	446,387
Workers' compensation	18,301
Minimum royalty obligations	1,783
Contract settlement accrual	26,276
Asset retirement obligations (Note 16)	103,878
Other	17,508

$660,376

12.    Earnings Per Share and Stockholders' Equity

        Basic earnings per share is based upon the average number of shares of common stock outstanding during the period, adjusted for the 196,000 to one stock split effected August 10, 2004. Shares issuable pursuant to outstanding common stock options under the Company's 2004 Stock Incentive Plan have been excluded for the computation of diluted earnings per share of the Successor for the period from February 9, 2004 (date of formation) through September 30, 2004, because their effect is not dilutive.

13.    Retirement and Postretirement Medical and Life Insurance Benefit Costs

        The components of net periodic benefit cost of the defined benefit retirement plans are as follows:

	Predecessor		Successor
	Nine months ended September 30, 2003	Seven months ended July 29, 2004	For the period from February 9, 2004 (date of formation) through September 30, 2004
	(Unaudited)		(Unaudited)
Service cost	$3,384	$3,160	$804
Interest cost	7,453	6,431	1,646
Expected return on plan assets	(5,137)	(5,556)	(1,471)
Amortization of:
Prior service cost	21	23	—
Actuarial losses	2,454	2,279	—

	8,175	6,337	979
Less: amounts allocated to discontinued operations	1,325	569	—

Total from continuing operations	$6,850	$5,768	$979

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

13.    Retirement and Postretirement Medical and Life Insurance Benefit Costs (Continued)

        The Company's required contribution to its defined benefit retirement plans in 2004 is $16,000. As of September 30, 2004, this amount was fully paid to the defined benefit retirement plans.

        The components of net periodic postretirement medical and life insurance benefit cost of the plans are as follows:

	Predecessor		Successor
	Nine months ended September 30, 2003	Seven months ended July 29, 2004	For the period from February 9, 2004 (date of formation) through September 30, 2004
	(Unaudited)		(Unaudited)
Service cost	$3,741	$4,025	$1,153
Interest cost	20,040	17,500	4,722
Amortization of:
Prior service cost	525	349	—
Actuarial losses	5,694	7,701	—

	30,000	29,575	5,875
Less: amounts allocated to discontinued operations	676	324	—

Total from continuing operations	$29,324	$29,251	$5,875

        The Company's postretirement medical and life insurance plans are unfunded. The Company expects to pay $21,350 in postretirement medical and life insurance benefits during 2004. As of September 30, 2004, $15,247 of this amount was paid.

14.    Segment Information:

        The Company produces primarily steam coal from surface and deep mines for sale to utility and industrial customers. The Company operates only in the United States with mines in all of the major coal basins. The Company has three reportable business segments: Northern Appalachia, consisting of two underground mines in southwestern Pennsylvania, Central Appalachia, consisting of 6 underground mines and two surface mines in southern West Virginia and the Powder River Basin, consisting of two surface mines in Wyoming. Corporate, Other and Eliminations includes an underground mine in Illinois, centralized sales functions, corporate overhead, business development activities, expenses for closed mines and the elimination of intercompany transactions. The Company evaluates the performance of its segments based on operating income.

  Successor:

        Operating segment results for the period from February 9, 2004 (date of formation) through September 30, 2004 (unaudited), which is comprised solely of the operating results for the two months ended September 30, 2004 and segment assets as of September 30, 2004 (unaudited) were as follows:

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

14.    Segment Information: (Continued)

The allocation of assets to segments is based on the preliminary allocation of the purchase price and is subject to change based on the finalization of this allocation (see Note 2).

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$57,483	$57,879	$42,807	$25,051	$183,220
Income from operations	3,752	20,424	5,167	(5,523)	23,820
Depreciation, depletion and amortization	5,512	11,845	8,604	236	26,197
Amortization of coal supply agreements	5,971	(17,124)	(10,722)	(578)	(22,453)
Capital expenditures	1,589	7,359	4,880	(1,088)	12,740
Total assets	608,382	765,444	387,944	377,083	2,138,853

  Predecessor:

        Operating segment results for the one month ended July 29, 2004 (unaudited) were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$23,839	$23,949	$18,886	$5,899	$72,573
Income from operations	4,628	(2,258)	(6,547)	(11,126)	(15,303)
Depreciation, depletion and amortization	1,489	3,978	2,712	571	8,750
Amortization of coal supply agreements	874	60	—	108	1,042
Capital expenditures	944	856	725	(283)	2,242
Total assets	425,573	553,504	142,359	296,932	1,418,368

        Operating segment results for the seven months ended July 29, 2004 (unaudited) were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$179,758	$160,562	$159,004	$51,711	$551,035
Income from operations	30,748	(10,368)	(9,797)	(45,473)	(34,890)
Depreciation, depletion and amortization	10,918	27,864	18,761	3,693	61,236
Amortization of coal supply agreements	7,521	391	—	925	8,837
Capital expenditures	11,483	26,549	12,208	2,455	52,695
Total assets	425,573	553,504	142,359	296,932	1,418,368

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

14.    Segment Information: (Continued)

  Predecessor (continued):

        Operating segment results for the nine months ended September 30, 2003 (unaudited) were as follows:

	Powder River Basin	Northern Appalachia	Central Appalachia	Other	Consolidated
Revenues	$227,497	$252,935	$211,660	$52,783	$744,875
Income from operations	31,733	28,713	5,957	(45,280)	21,123
Depreciation, depletion and amortization	13,509	35,093	22,326	3,525	74,453
Amortization of coal supply agreements	11,535	713	—	1,506	13,754
Capital expenditures	5,339	35,065	22,297	8,550	71,251
Total assets	440,254	657,670	252,860	295,438	1,646,222

        Reconciliation of segment income from operations to consolidated income (loss) before income tax expense (benefit) is as follows:

	Predecessor			Successor
	Nine months ended September 30, 2003	One month ended July 29, 2004	Seven months ended July 29, 2004	For the period from February 9, 2004 (date of formation) through September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total segment income (loss) from operations	$21,123	$(15,303)	$(34,890)	$23,820
Interest expense	(35,680)	(1,746)	(18,010)	(8,533)
Loss on termination of hedge accounting for interest rate swaps	—	—	(48,854)	—
Contract settlement	—	(26,015)	(26,015)	—
Loss on early debt extinguishment	—	(21,724)	(21,724)	—
Mark-to-market gain (loss) on interest rate swaps	—	—	5,804	(90)
Interest income	2,417	72	1,274	157
Litigation settlements	43,500	—	—	—

Income (loss) before income tax expense (benefit)	$31,360	$(64,716)	$(142,415)	$15,354

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Derivative Instruments and Hedging Activities

        The Company's initial objective for holding or issuing derivative instruments is to mitigate its exposure to interest rate risk. The Company's strategy for minimizing interest rate exposure on variable rate debt is to lock into fixed rates of interest with pay-fixed, receive-variable interest rate swaps.

        The Company entered into an interest rate swap agreement effective June 20, 1999 to manage its exposure to fluctuations in interest rates relating to its outstanding variable rate debt. The contract's notional amount was $434,000 at inception, and declines semi-annually over the life of the contract in proportion to the Company's outstanding balance on its related debt. Under the terms of the contract, the Company will pay a fixed rate of 6.55% and receive six-month LIBOR which resets every 180 days. The contract matures on July 30, 2009. The interest rate swap agreement was designated as a cash flow hedge, and was designed to be entirely effective by matching the terms of the swap agreement with the debt. The base rate for both the debt and the swap is LIBOR and the instruments have the same renewal dates over the lives of the instruments.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. In connection with the definitive Stock Purchase Agreement for the sale of the RAG Colorado Business Unit entered into on February 29, 2004, the Company notified the holders of the variable rate notes of their intention to repay the notes. At this time, the interest rate swaps no longer qualified for hedge accounting treatment and in April 2004, the Company settled the interest rate swaps. The total pre-tax charge related to settlement of the interest rate swaps was $48,854. Between February 29, 2004 and April 27, 2004, mark-to-market gains on the interest rate swaps were $5,804 and was included in other income.

        On September 30, 2004, the Company entered into pay-fixed, receive-variable interest rate swap agreements on a notional amount of $85 million. The term of these swaps is for three years. Under these swaps, the Company receives a variable rate of 3 month US dollar LIBOR and pays a fixed rate of 3.26%. Settlement of interest payments occurs quarterly. The Company was required to enter into these swaps in order to maintain at least 50% of its outstanding debt at a fixed rate as required by the Senior Secured Credit Facility. These swap agreements essentially convert $85 million of the Company's variable rate borrowings under the Senior Secured Credit Facility to fixed rate borrowings for a three year period beginning September 30, 2004. The Company intends to designate these interest rate swaps as cash flow hedges of the variable interest payments due on $85 million of its variable rate date through September 2007 under SFAS No 133 Accounting for Derivative Financial Instruments and Hedging Activities upon completion the effectiveness testing and related documentation. At September 30, 2004, the fair value and carrying value of these swaps was a loss of $90.

        By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

        The Company uses short and long-term contracts to buy and sell coal. These contracts generally have fixed pricing and do not provide for net settlement and therefore are not considered derivative financial instruments.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

15.    Derivative Instruments and Hedging Activities (Continued)

        The Company does not hold or issue derivative financial instruments for speculative purposes.

16.    Contingencies and Commitments

Asset Retirement Obligations (formerly Reclamation and Mine Closure)

        At September 30, 2004, the Company's accruals for reclamation and mine closure totaled $107,787. The portion of the costs expected to be incurred within a year of $3,909 at September 30, 2004 is included in accrued expenses and other current liabilities. At September 30, 2004, these regulatory obligations are secured by surety bonds in the amount of $231,400. These surety bonds are partially collateralized by letters of credit issued by the Company.

Guarantees

        Cyprus Minerals remains a guarantor with regard to the following obligation included in the consolidated financial statements of the Company:

      Future minimum royalties payable to American Electric Power

        Under the terms of the Stock Purchase Agreement, dated May 12, 1999 between RAG Coal International AG and Cyprus Amax Mineral Company, the Predecessor guaranteed its performance under this obligation by issuing an irrevocable letter of credit in the amount of $14,000 to secure the note and minimum royalty payments due to American Electric Power. The Company assumed this guarantee in the Acquisition. The amount of this letter of credit is reduced as the Company makes the scheduled payments.

        Neweagle Industries, Inc. is a subsidiary of RAG American Coal Holding, Inc. Starting in early 2001, Neweagle Industries, Inc. (Neweagle) supplied and sold coal to Arch Coal Sales Company, Inc. (Arch Sales) pursuant to a Conditional Coal Supply Agreement dated October 1, 1996 (CCSA). This coal was in turn resold by Arch Sales under a separate and distinct Coal Sales Agreement dated October 1, 1989 with Cogentrix of Rocky Mount, Inc. (Cogentrix) as the buyer (Rocky Mount Contract). Neweagle has no direct contractual relationship with Cogentrix. Cogentrix paid Arch Sales under the Rocky Mount Contract, then Arch paid Neweagle under the terms of the CCSA. As per the terms of the CCSA, Arch paid Neweagle for coal supplied under the CCSA at a price of $1.00 per ton less than the price Cogentrix paid Arch Sales under the Rocky Mount Contract. Pursuant to other agreement(s), Neweagle believes that the $1.00 per ton deduction in price taken by Arch would continue for the term of the CCSA and for so long as Neweagle was supplying coal thereunder, unless and until such time as the Rocky Mount Contract was assigned to Neweagle Industries, Inc. and/or Arch Sales and its affiliates no longer had any liability thereunder. On March 23, 2003, RAG conditionally issued to Arch Sales a Guaranty and Indemnity (Guaranty) of Neweagle's performance under the CCSA, and also agreed to indemnify Arch Sales and its affiliates and other parties for any liability related to the Rocky Mount Contract. RAG believes this Guaranty was issued with the condition that Arch agree to no longer withhold the $1.00 per ton from amounts due Neweagle under the CCSA. Arch refused this offer and continued withholding the $1.00 per ton. Due to unrelated events which Neweagle believes constituted a material breach of and event of default under the CCSA, Neweagle has terminated the CCSA effective October 4, 2003. Arch contests the validity of the termination. Arch still has obligations to ship coal under the Rocky Mount Contract. To the extent it does not so perform and claims are made against Arch or other entities, they may claim the Guaranty

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

16.    Contingencies and Commitments (Continued)

from RAG is valid. In addition, they may further contend that the Guaranty provides a basis for relief against RAG for Neweagle's alleged breach of its obligations as described above.

        Pursuant to a Mutual Release and Settlement Agreement (MRSA) executed and effective November 12, 2004, the CCSA and the Guaranty were terminated. Also pursuant to the MRSA, Neweagle agreed to continue selling and supplying coal to Arch in the quantities required under the Rocky Mount Contract for re-sale by Arch to Cogentrix thereunder. The MRSA also was executed by the Company. Under the MRSA, the Company and Neweagle agreed to indemnify, defend, and save harmless Arch and its affiliates from any non-performance, default or breach of (i) Neweagle's obligation to supply coal to Arch under the MSRA and (ii) for so long as the MRSA remains in force, any default, breach, or non-fulfillment of Arch's contract obligations under the Rocky Mount Contract as a result of acts or omissions (other than by Cogentrix) occuring on or after November 12, 2004.

        Neweagle Industries, Inc., Neweagle Coal Sales Corp., Laurel Creek Co., Inc. and Rockspring Development, Inc. (Sellers) are subsidiaries of RAG American Coal Holding, Inc. The Sellers sell coal to Birchwood Power Partners, L.P. (Birchwood) under a Coal Supply Agreement dated July 22, 1993 (Birchwood Contract). Laurel Creek Co., Inc. and Rockspring Development, Inc. were parties to the Birchwood Contract since its inception, at which time those entities were not affiliated with Neweagle Industries, Inc., Neweagle Coal Sales Corp., or RAG. Effective January 31, 1994, the Birchwood Contract was assigned to Neweagle Industries, Inc. and Neweagle Coal Sales Corp. by AgipCoal Holding USA, Inc. and AgipCoal Sales USA, Inc., which at the time were affiliates of Arch Coal, Inc. Despite this assignment, Arch Coal, Inc. (Arch) and its affiliates have separate contractual obligations to provide coal to Birchwood if Sellers fail to perform. Pursuant to an Agreement and Release dated September 30, 1997, RAG agreed to defend, indemnify, and hold harmless Arch and its subsidiaries from and against any claims arising out of any failure of Sellers to perform under the Birchwood Contract. As part of the Acquisition, the Company assumed RAG's responsibility under this agreement.

        In the normal course of business, the Company is a party to guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, performance or surety bonds and other guarantees and indemnities, which are not reflected in the accompanying consolidated balance sheets. Such financial instruments are valued based on the amount of exposure under the instrument and likelihood of performance being required. In the Company's past experience, no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments and, therefore, is of the opinion that their fair value is zero.

Sales Commitments

        A subsidiary of the Company has a contract to sell coal to a merchant power plant that it historically has supplied by purchasing coal from independent producers. The sales contract extends through 2019, with quarterly index price adjustments and market price re-openers every three years. Starting in 2000, as a result of significant increases in coal prices and a below-market contract price until a mid-2002 price re-opener, the Company's purchased coal cost was expected to exceed its contract price resulting in losses. An initial loss provision of $3,300 was recognized in 2000. Additional loss provisions of $1,362 and $1,500 were recorded in 2001 and 2002, respectively. At December 31, 2002, the accrued losses on this contract were $92. This amount was recorded in accrued expenses and other current liabilities.

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

16.    Contingencies and Commitments (Continued)

        During 2003, the Company recorded net losses of $1,228 associated with this contract. Beginning in 2004 the Company expects to satisfy this contract primarily from its own production and does not expect to incur future losses.

Contingencies

        On October 23, 2003, several citizens groups sued the U.S. Army Corps of Engineers (the "COE") in the U.S. District Court for the Southern District of West Virginia seeking to invalidate "nationwide" permits utilized by the COE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. The plaintiffs sought to enjoin the prospective approval of these nationwide permits and to enjoin some coal operators, including one of the Company's subsidiaries, from additional use of existing nationwide permit approvals until they obtain more detailed "individual" permits. On July 8, 2004, the court issued an order enjoining the further issuance of nationwide permits and requiring individual permits to be obtained in their place. The order also precludes activity on areas covered by certain existing nationwide permits. The United States Department of Justice has announced that it will appeal the decision to the U.S. Court of Appeals for the Fourth Circuit.

        Because of the decision, one nationwide permit already issued to a subsidiary of the Company's developing the new Pax Surface Mine in Raleigh County, West Virginia was converted to an individual permit. That conversion application was open to public comment and comments were received. The Company responded to the comments in a timely manner. Also because of this decision, a then pending nationwide permit application for a second permit at the Pax Surface Mine was converted to an individual permit application. Public comments were received and the Company responded to those comments in a timely manner as well. Although the new Pax Surface Mine and other mines may experience additional permit requirements and potential delays in permit approvals, based on the information available to the Company at this time, the Company believes that existing operations will not be adversely impacted in a material manner.

        Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.

        Judicial and legislative efforts by environmental activists to prohibit or severely limit placement of mined materials in streams are likely to continue.

        In November 2002, Horizon NR, LLC (Horizon) filed a petition in bankruptcy seeking a reorganization. Due to certain contractual relationships with Horizon, the outcome of this proceeding has potential implications for the Company. Under a Stock Purchase and Sale agreement (the SPA) dated May 28, 1998, Horizon is obligated to indemnify the Company for claims against the Company arising out of the business of entities that the Company sold to Horizon. In one such case, Santee Cooper sought a ruling on the enforceability of an alleged guarantee by the Company of future obligations under a coal contract under which a subsidiary of Horizon is the seller. Horizon is to indemnify the Company for any claim based on this alleged guaranty. Horizon had substantially honored such obligations through June 30, 2004, but it was possible that Horizon could reject the SPA in bankruptcy and refuse to indemnify the Company in the future. In July, 2004, the Predecessor reached what it believes is an enforceable agreement with Santee Cooper in which they have agreed to

Foundation Coal Holdings, Inc. and Subsidiaries

(Successor in interest to Foundation Coal Holdings, LLC)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

16.    Contingencies and Commitments (Continued)

relinquish any claims based on the alleged guarantee of the Horizon subsidiary's future obligations, in exchange for a multi-year coal supply agreement from the Predecessor's Pennsylvania operations at prices below then prevailing market prices for new contracts of similar duration. The Predecessor recorded expense of $26,015 during the seven months ended July 29, 2004 based on the present value of the difference between the agreed upon contract prices and market prices for new contracts of similar duration. The Company assumed this agreement in the Acquisition.

        One of the Company's subsidiaries is the grantee under royalty deeds covering certain properties owned by some of the Horizon debtors. Under these royalty deeds the Company is to be paid monthly royalties on the production and sale of coal (and components of coal including coal bed methane gas) underlying this real property. The approved plans of reorganization and liquidation result in the Company retaining its rights to these royalty interests. Finally, as a result of Horizon's liquidation the Company has become liable as a "related person" under the Coal Industry Retiree Health Benefit Act of 1992 for approximately $2,000 annually in premiums that Horizon had been paying to certain funds maintained to pay retiree medical benefits. The sum is expected to decline over time, as the covered class of beneficiaries is relatively old. Based on management's communications with the parties and evaluation of the issues, management believes that these contingencies will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Prior Acquisition Related Employee Liabilities Litigation Settlement

        A dispute arose relating to a prior acquisition by the Predecessor over material inaccuracies in the financial statements and supporting data and calculations relating to various employee liabilities of an acquisition completed in 1999. A claim was filed in 2000 to recover additional liabilities not disclosed during the due diligence related to this 1999 acquisition and resultant purchase by the Predecessor. The Predecessor entered into a settlement agreement with the seller in February of 2003, whereby the Predecessor received $43,500 to fully settle this dispute. The amount of the settlement was recorded as other income in the nine month period ended September 30, 2003.

Legal Proceedings

        The Company is involved in various claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

17.    Proposed Public Offering of Common Stock

        The Company is currently pursuing an initial public offering of 23,610,000 shares of common stock. The offering is expected to be complete in the fourth quarter of 2004. Net proceeds from the proposed offering, after deducting underwriting discounts and estimated offering expenses, are expected to be approximately $396,400. The Company intends to use approximately $350,000 of the net proceeds from the proposed offering to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management. The Company intends to use the remaining net proceeds of approximately $44,500 to repay certain of our indebtedness and for other general corporate purposes. The Company also intends to use the gross proceeds from any shares sold pursuant to the underwriters' option to purchase additional shares to pay an additional dividend to our existing stockholders.

Coal Barges at Cumberland Mine Dock	Eagle Butte Mine Overview

Coal Loadout at Kingston Mine	Surface Facilities at Rockspring Mine

Coal Loading at Eagle Butte Mine	Coal Loading at Belle Ayr Mine

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$65,362
NYSE Listing Fees	175,000
Printing and Engraving Expenses	550,000
Blue Sky Fees and Expenses	10,000
Legal Fees	750,000
Accounting Fees	500,000
Registrar and Transfer Agent Fees	20,000
NASD Filing Fee	25,500
Miscellaneous Expenses	4,138

Total	2,100,000

Item 14.    Indemnification of Directors and Officers.

        As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

        Our amended and restated certificate of incorporation and by-laws also provide that:

  •
  we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

  •
  we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

  •
  we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

        Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The indemnification provisions contained in our certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.    Recent Sales of Unregistered Securities.

        Since February 9, 2004 we have issued securities in the following transactions, which were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), as a transaction by an issuer not involving any public offering thereunder. There were no underwriters involved in connection with the sale of these securities.

        In July 2004, Foundation Coal Holdings, Inc. (the "issuer") was formed and issued 100 shares of its common stock to Foundation Coal Holdings, LLC. On August 10, 2004, the issuer declared a 196,000 for one stock split in the form of a stock dividend payable in shares of common stock to stockholders of record on August 10, 2004. The stock split resulted in Foundation Coal Holdings, LLC owning 19,600,000 shares of the issuer's common stock. Foundation Coal Holdings, LLC merged with and into the issuer on August 17, 2004, and each membership interest in Foundation Coal Holdings, LLC was exchanged for one share of common stock of the issuer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1*	Stock Purchase Agreement, dated as of May 24, 2004, between RAG Coal International AG and Foundation Coal Corporation (formerly known as American Coal Acquisition Corp.)
2.2*	Agreement and Plan of Merger, dated as of August 9, 2004, between Foundation Coal Holdings, LLC and Foundation Coal Holdings, Inc.
3.1*	Form of Amended and Restated Certificate of Incorporation of Foundation Coal Holdings, Inc.
3.2*	Form of Amended and Restated By-laws of Foundation Coal Holdings, Inc.
4.1*	Form of certificate of Foundation Coal Holdings, Inc. common stock

4.2*
Amended and Restated Stockholders Agreement, dated as October 4, 2004, by and among Foundation Coal Holdings, Inc., Blackstone FCH Capital Partners IV, L.P., Blackstone Family Investment Partnership IV-A L.P., First Reserve Fund IX, L.P., AMCI Acquisition, LLC and the management stockholders parties thereto
5.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1*
Credit Agreement, dated as of July 30, 2004, among FC 2 Corp. and Foundation Coal Corporation, as Parent Guarantors, Foundation PA Coal Company, as Borrower, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent and Collateral Agent, UBS AG, Stamford Branch, Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires, as co-Documentation Agents, Citigroup Global Markets Inc. and Credit Suisse First Boston, as Co-Syndication Agents and Citigroup Global Markets Inc. and Credit Suisse First Boston, as Joint Lead Arrangers and Joint Book Managers
10.1.1**
Amendment No. 1 to Credit Agreement, dated as of November 12, 2004, among FC 2 Corp., Foundation Coal Corporation, Foundation PA Coal Company, Citicorp North America, Inc. and the Lenders party thereto
10.2*
Guarantee and Collateral Agreement, dated as of July 30, 2004, among FC 2 Corp., Foundation Coal Corporation, Foundation PA Coal Company as Borrower, the Subsidiary Parties party thereto and Citicorp North America, Inc., as Collateral Agent
10.3*
Registration Rights Agreement dated as of July 30, 2004, by and between Foundation Coal Holdings, LLC., a Delaware corporation (the "Company"), the Sponsor Stockholders, the Investor Stockholders and the Management Stockholders and any other Person that shall from and after the date hereof acquire or otherwise be the transferee
10.4*	Senior Notes Indenture, dated as of July 30, 2004, among Foundation PA Coal Company, the Guarantors named therein and The Bank of New York, as Trustee
10.5*	Foundation Coal Holdings, Inc. 2004 Stock Incentive Plan
10.6*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and James F. Roberts
10.7*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Frank J. Wood
10.8*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and James J. Bryja
10.9*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and John R. Tellman
10.10*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Greg A. Walker
10.11*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Klaus-Dieter Beck
10.12*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and James A. Olsen

10.13*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Michael R. Peelish
10.14*	Federal Coal Lease WYW-0317682: Belle Ayr Mine
10.15*	Federal Coal Lease WYW-78629: Belle Ayr Mine
10.16*	Federal Coal Lease WYW-80954: Belle Ayr Mine
10.17*	Federal Coal Lease WYW-0313773: Eagle Butte Mine
10.18*	Federal Coal Lease WYW-78631: Eagle Butte Mine
10.19*	Federal Coal Lease WYW-124783: Eagle Butte Mine
10.20*
Employment Agreement, dated January 1, 2002, by and between RAG American Coal Holding, Inc. and Thomas Lien; Change of Control Agreement, dated January 1, 2002, by and between RAG American Coal Holding, Inc. and Thomas Lien
21.1*	List of Subsidiaries
23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2**	Consent of Ernst & Young LLP
23.3*	Consent of Marshall Miller & Associates
23.4*	Consent of John T. Boyd Company
24*	Powers of Attorney (included in signature page of this Registration Statement)

  *
  Previously filed.

  **
  Filed herewith

(b)
Financial Statement Schedules

RAG American Coal Holding, Inc.
Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Other	Balance at End of Period
	(In Thousands)
Year Ended December 31, 2003
Reserves deducted from asset accounts:
Allowance for doubtful accounts	217	358	—	—	575
Reserve for material and supplies (2)	7,248	505	—	—	7,753
Valuation allowance for deferred tax assets	6,068	(425)	—	—	5,643
Allowance for long-term note receivables	40	48	—	—	88
Year Ended December 31, 2002
Reserves deducted from asset accounts:
Allowance for doubtful accounts	—	217	—	—	217
Reserve for material and supplies (2)	7,625	—	(377)	—	7,248
Valuation allowance for deferred tax assets	5,334	734	—	—	6,068
Allowance for long-term note receivables	992	—	(952)	—	40

Year Ended December 31, 2001
Reserves deducted from asset accounts:
Allowance for doubtful accounts	—	—	—	—	—
Reserve for material and supplies (2)	6,828	797	—	—	7,625
Valuation allowance for deferred tax assets	7,786	(2,451)			5,335
Allowance for long-term note receivables	992	—	—	—	992
(1)
Reserves utilized

(2)
Net change in reserve for obsolesence based on carrying value of the material and supplies inventory and the length of time the items are maintained in the inventory.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   It will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Linthicum Heights, State of Maryland, on November 19, 2004.

Foundation Coal Holdings, Inc.
By:	/s/ Frank J. Wood Name: Frank J. Wood Title: Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on November 19, 2004.

Signature	Title
* James F. Roberts	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Frank J. Wood Frank J. Wood	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Joshua H. Astrof	Director
* David I. Foley	Director
* Alex T. Krueger	Director
* William E. Macaulay	Chairman of the Board and Director
* Prakash A. Melwani	Director
* Hans J. Mende	Director
* /s/ Greg A. Walker Greg A. Walker, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement
2.1	*	Stock Purchase Agreement, dated as of May 24, 2004, between RAG Coal International AG and Foundation Coal Corporation (formerly known as American Coal Acquisition Corp.)
2.2	*	Agreement and Plan of Merger, dated as of August 9, 2004, between Foundation Coal Holdings, LLC and Foundation Coal Holdings, Inc.
3.1	*	Form of Amended and Restated Certificate of Incorporation of Foundation Coal Holdings, Inc.
3.2	*	Form of Amended and Restated By-laws of Foundation Coal Holdings, Inc.
4.1	*	Form of certificate of Foundation Coal Holdings, Inc. common stock
4.2	*
Amended and Restated Stockholders Agreement, dated as of October 4, 2004, by and among Foundation Coal Holdings, Inc., Blackstone FCH Capital Partners IV, L.P., Blackstone Family Investment Partnership IV-A L.P., First Reserve Fund IX, L.P., AMCI Acquisition, LLC and the management stockholders parties thereto
5.1	*	Opinion of Simpson Thacher & Bartlett LLP
10.1	*
Credit Agreement, dated as of July 30, 2004, among FC 2 Corp. and Foundation Coal Corporation, as Parent Guarantors, Foundation PA Coal Company, as Borrower, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent and Collateral Agent, UBS AG, Stamford Branch, Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires, as co-Documentation Agents, Citigroup Global Markets Inc. and Credit Suisse First Boston, as Co-Syndication Agents and Citigroup Global Markets Inc. and Credit Suisse First Boston, as Joint Lead Arrangers and Joint Book Managers
10.1.1	**
Amendment No. 1 to Credit Agreement, dated as of November 12, 2004, among FC 2 Corp., Foundation Coal Corporation, Foundation PA Coal Company, Citicorp North America, Inc. and the Lenders party thereto
10.2	*
Guarantee and Collateral Agreement, dated as of July 30, 2004, among FC 2 Corp., Foundation Coal Corporation, Foundation PA Coal Company as Borrower, the Subsidiary Parties party thereto and Citicorp North America, Inc., as Collateral Agent
10.3	*
Registration Rights Agreement dated as of July 30, 2004, by and between Foundation Coal Holdings, LLC., a Delaware corporation (the "Company"), the Sponsor Stockholders, the Investor Stockholders and the Management Stockholders and any other Person that shall from and after the date hereof acquire or otherwise be the transferee
10.4	*	Senior Notes Indenture, dated as of July 30, 2004, among Foundation PA Coal Company, the Guarantors named therein and The Bank of New York, as Trustee
10.5	*	Foundation Coal Holdings, Inc. 2004 Stock Incentive Plan
10.6	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and James F. Roberts
10.7	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Frank J. Wood
10.8	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and James J. Bryja

10.9	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and John R. Tellman
10.10	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Greg A. Walker
10.11	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Klaus-Dieter Beck
10.12	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and James A. Olsen
10.13	*	Employment Agreement, dated July 30, 2004, by and between Foundation Coal Corporation and Michael R. Peelish
10.14	*	Federal Coal Lease WYW-0317682: Belle Ayr Mine
10.15	*	Federal Coal Lease WYW-78629: Belle Ayr Mine
10.16	*	Federal Coal Lease WYW-80954: Belle Ayr Mine
10.17	*	Federal Coal Lease WYW-0313773: Eagle Butte Mine
10.18	*	Federal Coal Lease WYW-78631: Eagle Butte Mine
10.19	*	Federal Coal Lease WYW-124783: Eagle Butte Mine
10.20	*
Employment Agreement, dated January 1, 2002, by and between RAG American Coal Holding, Inc. and Thomas Lien; Change of Control Agreement, dated January 1, 2002, by and between RAG American Coal Holding, Inc. and Thomas Lien
21.1	*	List of Subsidiaries
23.1	*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	**	Consent of Ernst & Young LLP
23.3	*	Consent of Marshall Miller & Associates
23.4	*	Consent of John T. Boyd Company
24	*	Powers of Attorney (included in signature page of this Registration Statement)

*
Previously filed.

**
Filed herewith.

2

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PROSPECTUS SUMMARY
The Company
Risks Related to our Business and Strategy
Coal Market Outlook
The Transactions
Recent Developments
The Offering
Additional Information
Risk Factors
Summary Historical and Pro Forma Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET AND INDUSTRY DATA AND FORECASTS
CAPITALIZATION
DILUTION
UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE COAL INDUSTRY
BUSINESS
ENVIRONMENTAL AND OTHER REGULATORY MATTERS
MANAGEMENT
Summary Compensation Table
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
VALIDITY OF THE SHARES
EXPERTS — INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXPERTS — COAL RESERVES
WHERE YOU CAN FIND ADDITIONAL INFORMATION
GLOSSARY OF SELECTED TERMS
INDEX TO FINANCIAL STATEMENTS RAG American Coal Holding, Inc. and Subsidiaries (A Wholly Owned Subsidiary of RAG Coal International AG) Consolidated Financial Statements Year ended December 31, 2001, 2002 and 2003 with Report of Independent Registered Public Accounting Firm, and for the six months ended June 30, 2003 and 2004 (Unaudited)
Report of Independent Registered Public Accounting Firm
RAG American Coal Holding, Inc. and Subsidiaries (A Wholly Owned Subsidiary of RAG Coal International AG) Consolidated Balance Sheets
RAG American Coal Holding, Inc. and Subsidiaries (A Wholly Owned Subsidiary of RAG Coal International AG) Consolidated Statements of Operations and Comprehensive Income
RAG American Coal Holding, Inc. and Subsidiaries (A Wholly Owned Subsidiary of RAG Coal International AG) Consolidated Statements of Stockholder's Equity
RAG American Coal Holding, Inc. and Subsidiaries (A Wholly Owned Subsidiary of RAG Coal International AG) Consolidated Statements of Cash Flows
Report of Independent Registered Public Accounting Firm
Foundation Coal Holdings, Inc. and Subsidiaries (Successor in interest to Foundation Coal Holdings, LLC) Consolidated Balance Sheets
Foundation Coal Holdings, Inc. and Subsidiaries (Successor in interest to Foundation Coal Holdings, LLC) Consolidated Statements of Operations and Comprehensive Income (Unaudited)
Foundation Coal Holdings, Inc. and Subsidiaries (Successor in interest to Foundation Coal Holdings, LLC) Consolidated Statement of Stockholders' Equity (in thousands, except membership units and share data) (Unaudited)
Foundation Coal Holdings, Inc. and Subsidiaries (Successor in interest to Foundation Coal Holdings, LLC) Consolidated Statements of Cash Flows (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
RAG American Coal Holding, Inc. Schedule II — Valuation and Qualifying Accounts
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX